As filed with the Securities and Exchange Commission on November 26, 1997
                                               Registration No. 333-
==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                                 FORM S-4
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933

                               ------------

                              RCN CORPORATION

          (Exact name of Registrant as specified in its charter)

            Delaware                                    4812                      22-3498533
 (State or other jurisdiction of            (Primary Standard Industrial       (I.R.S. Employer
 incorporation or organization)             Classification Code Number)       Identification No.)
                                                 105 Carnegie Center
                                              Princeton, NJ  08540-6215
                                                   (609)-734-3700
               (Address and telephone number of Registrant's principal executive offices)
                                                    Bruce Godfrey
                                                   RCN Corporation
                                                 105 Carnegie Center
                                              Princeton, NJ  08540-6215
                                                    (609)-734-3700
                       (Name, address and telephone number of agent for service)

                                                      Copies to:
                                                   Keith L. Kearney
                                                Davis Polk & Wardwell
                                                 450 Lexington Avenue
                                               New York, New York 10017
                                                    (212) 450-4000


               Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

               If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

               If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

               If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

                                          CALCULATION OF REGISTRATION FEE
===================================================================================================================
                                                                     Proposed          Proposed
                                                                      Maximum          Maximum
                                                     Amount          Offering         Aggregate         Amount of
           Title of Each Class of                    to be             Price           Offering        Registration
         Securities to be Registered               Registered       Per Note(1)      Price(1)(2)           Fee
-------------------------------------------------------------------------------------------------------------------
10% Senior Notes due 2007, Series B..........     $225,000,000         100%          $225,000,000      $  68,181.82
-------------------------------------------------------------------------------------------------------------------
11 1/8% Senior Discount Notes due 2007,
 Series B....................................     $601,045,000          58%          $350,000,524      $ 106,060.76
===================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee.

(2) Calculated pursuant to Rule 457(o).


               The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

==============================================================================

                           SUBJECT TO COMPLETION
              PRELIMINARY PROSPECTUS DATED NOVEMBER 26, 1997

PROSPECTUS
                        , 1997
                               Offer to Exchange
                      10% Senior Notes due 2007, Series B
                          for Any and All Outstanding
                      10% Senior Notes due 2007, Series A
                                      and
               11 1/8% Senior Discount Notes due 2007, Series B
                          for Any and All Outstanding
               11 1/8% Senior Discount Notes due 2007, Series A
                                      of
                                RCN Corporation

                 The Exchange Offer will expire at 5:00 P.M.,
          New York City time, on              , 1997, unless extended

               RCN Corporation ("RCN" or the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), (i) to exchange $1,000 principal amount of 10% Senior Notes due 2007, Series B (the "New Senior Notes") of the Company for each $1,000 principal amount of the issued and outstanding 10% Senior Notes due 2007, Series A (the "Old Senior Notes" and, together with the New Senior Notes, the "Senior Notes") of the Company and (ii) to exchange $1,000 principal amount of 11 1/8% Senior Discount Notes due 2007, Series B (the "New Discount Notes") of the Company for each $1,000 principal amount of the issued and outstanding 11 1/8% Senior Discount Notes due 2007, Series A (the "Old Discount Notes" and, together with the New Discount Notes, the "Senior Discount Notes") of the Company. As of the date of this Prospectus there were outstanding $225,000,000 principal amount of Old Notes and $601,045,000 principal amount at maturity of the Old Discount Notes. The terms of the New Senior Notes and the New Discount Notes (together the "New Notes") are identical in all material respects to the Old Senior Notes and the Old Discount Notes (together the "Old Notes"), respectively, except that the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes.

               The Senior Discount Notes were issued at a substantial discount from their principal amount at maturity and the purchase discount on the Senior Discount Notes accretes from October 17, 1997 until October 15, 2002. Cash interest will be payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1998. See "Description of the New Notes." No interest will have accrued on the Old Discount Notes on the date of exchange for the New Discount Notes and therefore no interest will be paid thereon.

               The New Notes are being offered hereunder in order to satisfy certain obligations of the Company under the Registration Rights Agreement, dated October 17, 1997, among the Company and the other signatories thereto (the "Registration Rights Agreement"). Based upon interpretations contained in letters issued to third parties by the staff of the Securities and Exchange Commission (the "Commission"), the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by each holder thereof (other than a broker-dealer, as set forth below, and any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act")) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each holder wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

               The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return all previously tendered Old Notes to the holders thereof. See "The Exchange Offer."

               Prior to this Exchange Offer, there has been no public market for the Notes. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance than an active public market for the New Notes will develop.


               The Company's Common Stock is traded on the Nasdaq Stock Market ("NASDAQ") under the symbol "RCNC."

               See "Risk Factors" beginning on page 14 for a discussion of certain risk factors that should be considered by holders prior to tendering their Old Notes in the Exchange Offer.

                              -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to but nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of of any such state.


                          FORWARD-LOOKING STATEMENTS

               CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS UNDER "SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE THUS PROSPECTIVE. SUCH FORWARD LOOKING STATEMENTS INCLUDE, IN PARTICULAR,
STATEMENTS MADE AS TO PLANS TO DEVELOP NETWORKS AND UPGRADE FACILITIES, THE MARKET OPPORTUNITY PRESENTED BY MARKETS TARGETED BY THE COMPANY, THE COMPANY'S INTENTION TO CONNECT CERTAIN WIRELESS VIDEO AND RESALE TELEPHONE CUSTOMERS TO ITS ADVANCED FIBER OPTIC NETWORKS, THE DEVELOPMENT OF THE COMPANY'S
BUSINESSES, THE MARKETS FOR THE COMPANY'S SERVICES AND PRODUCTS, THE COMPANY'S ANTICIPATED CAPITAL EXPENDITURES, THE COMPANY'S ANTICIPATED SOURCES OF CAPITAL AND EFFECTS OF REGULATORY REFORM AND COMPETITIVE AND TECHNOLOGICAL DEVELOPMENTS. NO ASSURANCE CAN BE GIVEN THAT THE FUTURE RESULTS COVERED BY THE FORWARD- LOOKING STATEMENTS WILL BE ACHIEVED. SUCH STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED UNDER THE HEADING "RISK FACTORS," BEGINNING ON
PAGE 14 OF THIS PROSPECTUS, AND PROSPECTIVE INVESTORS ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS.



                     [THIS PAGE INTENTIONALLY LEFT BLANK]




                                    SUMMARY

               The following is a brief summary of the matters covered by this Prospectus and is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere herein. Unless the context indicates otherwise, "RCN" or "the Company" means RCN Corporation and its subsidiaries and those joint ventures in which the Company has or proposes to have a 50% or greater interest.


                                  The Company

               RCN is developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected markets in the Boston to Washington, D.C. corridor. The region, one of the most densely populated in the United States, represents approximately 4% of the geography of the U.S., but accounts for over 26% of the telecommunications market based upon the number of telephone access lines. The Company believes that of the estimated 22 million homes in the Boston to Washington, D.C. corridor, approximately 7 to 9 million homes are located in high-density urban and suburban residential areas that will support development of an advanced fiber optic network on an attractive economic basis. RCN believes that its capability to deliver multiple services (telephone, video programming and Internet access) to any given customer on its networks will provide it with competitive advantages over other competitors. RCN's strategy is to become the leading single- source provider of voice, video and data services to residential customers in each of its markets by offering individual or bundled service options, superior customer service and competitive prices.

               RCN's initial advanced fiber optic networks have been established in New York City and, through a joint venture with the Boston Edison Company ("BECO"), in Boston and surrounding communities. RCN recently entered into a letter of intent with Potomac Capital Investment Corporation ("PCI"), a subsidiary of Potomac Electric Power Company ("PEPCO"), to form a joint venture to develop an advanced fiber network in the Washington, D.C. area. RCN also benefits from a strategic relationship with MFS Communications Company, Inc. (now a subsidiary of WorldCom, Inc.) ("MFS/WorldCom") in New York City and Boston and from its interconnection and resale agreements with incumbent telephone service providers including Bell Atlantic. RCN believes that these joint ventures and relationships provide it with a number of important advantages including access to rights of way and use of existing fiber optic facilities, the ability to enter its target markets quickly and efficiently and a reduction in the up-front capital investment required to develop its networks. In addition, the Company's joint venture partners provide access to additional assets, equity capital and established customer bases. The Company also benefits from its relationship with its majority shareholder, Peter Kiewit Sons' Inc. ("PKS"), the founder of MFS Communications Company, Inc., and from the experience gained by certain of the Company's key employees who participated in the development of MFS Communications Company, Inc.

               As of September 30, 1997, the Company had approximately 247,300 connections which were delivered through a variety of owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. RCN had pro forma revenues and EBITDA (as defined below) of $110.1 million and $23.5 million, respectively, for the year ended December 31, 1996 and $91.9 million and $(9.3) million, respectively, for the nine months ended September 30, 1997. The Company is deploying advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new network facilities. RCN also intends to upgrade certain of its hybrid fiber/coaxial cable systems to enable them to provide the same range of voice, video and data services, including bundled service options. See "Business--The Delivery Platforms." Since it formally commenced operation of its advanced fiber optic networks in New York City and Boston in September 1996, RCN has built or acquired, through its joint venture with BECO and long term lease arrangements, approximately 300 route miles of fiber optic cable and added approximately 7,100 customer connections to its advanced fiber optic networks. In addition, during the same period the Company added approximately 19,600 wireless video, resold telephone and other connections, the majority of which represent customers that RCN expects to migrate to its advanced fiber optic networks. At September 30, 1997, RCN had (i) approximately 59,600 connections attributable to customers in the New York City and Boston markets, of which approximately 46,100 were wireless video service and other connections and approximately 11,000 were resold telephone connections, and (ii) approximately 183,100 connections attributable to its hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and Pennsylvania, all within 75 miles of New York City. Because it delivers multiple services, RCN reports the total number of its various service connections (for local telephone, video programming and Internet access) rather than the number of customers. See "Business--RCN Services--Connections."

               RCN's extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities provides it with expertise in systems operation and development, an established infrastructure for customer service and billing for both voice and video services and established relationships with providers of equipment and video programming. In addition, the Company's management team and board of directors benefit from experience gained in connection with the management of C-TEC Corporation ("C-TEC" (now Commonwealth Telephone Enterprises Inc.)), which prior to September 30, 1997 owned and operated RCN. See "Description of the Distribution and Related Agreements--Background." C-TEC has 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

               RCN seeks to exploit competitive opportunities which have resulted from widespread changes in the U.S. telecommunications industry. Industry sources estimate that annual revenues generated by the U.S. telecommunications industry in 1996 were approximately $210 billion (comprised of $183 billion in telecommunications revenues and $27 billion in cable television revenues). Approximately 50% of such revenue is estimated to be attributable to residential users. RCN believes that density is a critical factor in the effective economic deployment of its networks, and that the Boston to Washington, D.C. corridor is a particularly attractive market for developing advanced fiber optic facilities due to population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities in this region. The Company applies a subscriber-driven investment strategy focusing on subscriber density, proximity to the Company's advanced fiber optic networks and network development costs, in order to determine if the number of potential connections in a target area will permit network development on an attractive economic basis.

Business Strategy

               The Company believes that the opportunity to effectively deploy advanced fiber optic networks and to compete with incumbent telephone and cable television service providers results from several key factors, including the broad deregulation of the telecommunications industry pursuant to the Telecommunications Act of 1996, the need for more advanced, higher capacity networks to meet growing consumer demands for new communications products and services and the superior technology of the Company's networks. In order to achieve its goal of becoming the leading provider of telecommunications, video and data services to residential customers in its target markets, RCN is pursuing the following key strategies:

    o Developing Advanced Fiber Optic Networks. RCN's advanced fiber optic networks are specifically designed to provide a single source for high speed, high capacity voice, video programming and data services. RCN believes that its high capacity advanced fiber optic networks provide RCN with certain competitive advantages such as increased capacity (including the ability to offer bundled voice, video and data services) and generally superior signal quality and network reliability relative to the typical networks of the incumbent service providers. By using advanced fiber optic networks capable of delivering multiple services, RCN is able to address a larger number of potential subscriber connections in its target markets than incumbent service providers which typically provide only single or limited services.

    o Focusing on Residential Customers in High Density Markets.
      RCN seeks to be the first operator of an advanced fiber optic network providing voice, video and data services to residential customers in each of its target markets. RCN believes that it is unique in its markets in offering a wide range of bundled voice, video and data services to customers in residential areas and in striving to connect residential customers directly to its advanced fiber optic networks. RCN also believes that residential customers will be attracted to lower prices, broader service offerings, enhanced levels of customer care and consumer choice. Although the Company's primary focus is on residential customers, RCN also serves certain commercial accounts which are located on or in close proximity to its networks.

    o Implementing Subscriber-Driven Investment Strategy. RCN attempts to efficiently deploy its capital by tying facility development to the procurement of customer connections. In order to promote its presence in its markets and to develop a subscriber base for its advanced fiber optic networks, the Company may provide telephone services to customers located near its advanced fiber networks by first reselling services, and then by establishing leased facilities (such as unbundled local loops), in advance of constructing or extending its networks. RCN also provides wireless video services to approximately 38,900 customers in New York City with a view to extending the advanced fiber optic network to service many of these existing customers.

    o Utilizing Strategic Alliances and Existing Facilities to
      Speed and Reduce Cost of Entry. By utilizing strategic alliances, RCN is able to enter the market quickly and efficiently and to reduce the up-front capital investment required to develop its networks. Through alliances with companies such as BECO, PCI and MFS/WorldCom, which provide or are expected to provide RCN with extensive fiber optic networks or other assets, and by utilizing certain components of its own existing cable television infrastructure, RCN has been able to expedite and reduce the cost of market entry and business development and has created the opportunity to leverage existing customer relationships.

    o Offering Bundled Voice and Video Services. RCN believes that, as a full service voice and video programming provider, it will be able to offer a single-source package of voice, video and data services, individually or on a bundled basis, which is not yet generally available from any incumbent telephone, cable or other service provider. In addition, services provided over RCN's advanced fiber optic networks are generally priced at competitive rates as compared to the incumbent service providers.

    o Providing Superior Customer Service. RCN seeks to provide superior customer service as compared to incumbent service providers, with service features such as a 24-hour-a-day call center and quality control system, on-time service guarantees and bundled service offerings, providing the consumer with added choice and convenience.

Key Strategic Relationships

               RCN has agreements in place with MFS/WorldCom which provide the Company with the right to use portions of MFS/WorldCom's fiber networks in Boston and New York City and under which MFS/WorldCom has agreed to install segments of RCN's network. The Company is also developing alliances with utility companies in its target markets, including an existing joint venture with BECO in Boston and a proposed joint venture with PCI, a subsidiary of PEPCO, in the Washington, D.C. metropolitan area. The BECO joint venture provides RCN with access to and use of certain existing BECO facilities and assets, including 126 fiber miles of BECO's existing fiber backbone, and the ability to use BECO's real estate, poles, easements and other interests for the construction and operation of the network. The venture is 51% owned by RCN and is managed by RCN; RCN and BECO have committed to provide additional equity capital contributions to the joint venture on a 51% and 49% basis, respectively. The proposed joint venture with PCI is expected to provide RCN with access to and use of certain existing facilities in the Washington, D.C. market pursuant to a Fiber Use Agreement and other agreements to be negotiated between the parties on commercially reasonable terms. The parties contemplate that the venture will be owned 50% by RCN and 50% by PCI, and that the parties will commit to make equity capital contributions to the joint venture on a 50% and 50% basis; the venture is expected to be managed by a committee on which RCN and PCI will have equal representation. Utilities have a number of attributes which make them particularly attractive as partners for the Company, including (i) contiguous and broad geographic coverage with extensive conduits and rights-of-way, (ii) significant access to capital, (iii) a reputation for reliability and customer service and (iv) existing customer relationships (BECO and PEPCO served approximately 600,000 and 700,000 customers, respectively, as of December 31, 1996). Through these joint ventures, RCN's joint venture partners have provided or will provide access to extensive fiber optic facilities, as well as commitments to make significant equity capital contributions throughout the term of the respective joint venture agreements. The Company anticipates that its joint venture partners will each contribute approximately $150 million in capital contributions to the joint ventures in the period from September 30, 1997 through mid-1999 in order to fund capital expenditures at the joint venture company level.

Network Development and Financing Plan

               In developing its advanced fiber optic networks, the Company undertakes a subscriber-driven capital expenditure strategy whereby it (i) closely monitors development of its subscriber base in order to tailor network development in each target market, and (ii) seeks to establish a customer base in advance of or concurrently with its network deployment. As part of this development plan, RCN pre-markets its services by offering resale telephone (and, in New York City, wireless video) services in areas targeted for expansion of advanced fiber optic network facilities. Depending upon factors such as subscriber density, proximity to the advanced fiber optic network and development costs and the degree of success achieved in its initial markets, the Company will determine whether extending its advanced fiber optic network to additional high density target markets can be achieved on an attractive economic basis.

               The Company expects that it will require a substantial amount of capital to fund the network development and operations in the Boston to Washington, D.C. corridor, including funding the development of its advanced fiber optic networks, upgrading its hybrid fiber/coaxial plant and funding operating losses and debt service requirements. The Company currently estimates that its capital requirements for the period from September 30, 1997 through mid-1999 will be approximately $380 million, which includes capital expenditures (including connection costs which will only be incurred as the Company obtains revenue-generating customer connections) of approximately $40 million in the last quarter of 1997, approximately $190 million in 1998 and approximately $150 million through mid-1999. These capital expenditures will be used principally to fund the buildout of the Company's fiber optic network in high density areas in the Boston, New York and Washington, D.C. markets and to upgrade its hybrid fiber/coaxial cable systems. In addition to its own capital requirements, the Company's joint venture partners are each expected to contribute approximately $150 million in capital to the joint ventures through mid-1999 in connection with development of the Boston and Washington, D.C. markets (assuming completion of the joint venture with PCI). There can be no assurance that RCN will enter into its proposed joint venture with PCI. In the event that the joint venture is not established, RCN would be required to secure rights of way and network facilities, which could include substantial costs of construction of a fiber backbone, in order to establish a network in the Washington, D.C. area. Immediately following the placement of the Old Senior Notes and the Old Discount Notes on October 17, 1997 (the "Notes Offering"), the Company had approximately $677 million of cash and cash equivalents, and approximately $61 million of restricted cash to be used to fund the Escrow Account (as defined in "Description of the New Notes -- Escrow Account.") Such amounts are expected to provide sufficient liquidity to meet the Company's capital requirements through 1999.

               After 1999, the Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements and anticipated further operating losses. Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that the joint venture with PCI will be consummated or that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. See "Risk Factors--Further Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Recent Developments

               Prior to September 30, 1997, the Company was operated as a wholly-owned subsidiary of C-TEC. On February 12, 1997, the C-TEC Board of Directors approved a plan to restructure C-TEC, and, among other things, create a separate company consisting of the businesses and operations that now comprise RCN (the "RCN Businesses") and the associated assets and liabilities of such businesses and operations, and to distribute to its shareholders all of its interest in the RCN Businesses (the "Distribution") and all of its interests in Cable Michigan, Inc. ("Cable Michigan"), a Pennsylvania corporation that operates cable television systems in the State of Michigan (the "Cable Michigan Distribution"). On September 30, 1997 (the "Distribution Date"), each holder of record of C-TEC 's common stock, par value $1.00 per share ("C-TEC Common Stock"), and holders of C-TEC's Class B Common Stock, par value $1.00 per share ("C-TEC Class B Common Stock" and together with the C-TEC Common Stock, the "C-TEC Common Equity") received (i) one share of RCN Common Stock for every one share of C-TEC Common Equity held as of September 19, 1997 (the "Record Date") and one share of Cable Michigan Common Stock for every four shares of C-TEC Common Equity held as of the Record Date. Following the Distribution and the Cable Michigan Distribution, C-TEC changed its name to Commonwealth Telephone Enterprises Inc. ("Commonwealth Telephone"). The Company, Commonwealth Telephone and Cable Michigan have entered into certain agreements providing for the Distribution and the Cable Michigan Distribution, and governing various ongoing relationships between the three companies, including a distribution agreement and a tax sharing agreement. See "Description of the Distribution and Related Agreements."

               The following chart depicts the Company's principal subsidiaries and joint ventures following the Distribution:

                                [CHART]


               The Company's principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey, and its telephone number is (609) 734-3700.


                              The Exchange Offer

Securities Offered..................   Up to $225,000,000 principal amount at
                                       maturity of 10% Senior  Exchange Notes
                                       due 2007 and up to $605,045,000
                                       principal amount at maturity of 11 1/8%
                                       Senior Discount Exchange Notes due
                                       2007.  The terms of the New Notes and
                                       the Old Notes are identical in all
                                       material respects, except that the
                                       offer of the New Notes will have been
                                       registered under the Securities Act and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes.

The Exchange Offer..................   The Company is offering, upon the terms
                                       and subject to the conditions of the
                                       Exchange Offer, (i) to exchange $1,000
                                       principal amount of New Senior Notes
                                       for each $1,000 principal amount of Old
                                       Senior Notes and (ii) to exchange
                                       $1,000 principal amount of New Discount
                                       Notes for each $1,000 principal amount
                                       of Old Discount Notes.  See "The
                                       Exchange Offer" for a description of
                                       the procedures for tendering Old Notes.
                                       The Exchange Offer is intended to
                                       satisfy obligations of the Company
                                       under the Registration Rights
                                       Agreement, dated October 17, 1997,
                                       between the Company and Merrill Lynch,
                                       Pierce, Fenner & Smith Incorporated,
                                       Salomon Brothers Inc and NationsBanc
                                       Montgomery Securities Inc.
                                       (collectively, the "Initial
                                       Purchasers").

Tenders, Expiration Date.............. Withdrawal The Exchange Offer will expire at 5:00 p.m., New York City
                                       time, on               , 1997, or such
                                       later date and time to which it is
                                       extended.  The tender of Old Notes
                                       pursuant to the Exchange Offer may be
                                       withdrawn at any time prior to the
                                       Expiration Date.  Any Old Notes not
                                       accepted for exchange for any reason
                                       will be returned without expense to the
                                       tendering holder thereof as promptly as
                                       practicable after the expiration or
                                       termination of the Exchange Offer.

Federal Income Tax Consequences....... The exchange of Old Notes for
                                       New Notes pursuant to the Exchange
                                       Offer will not result in any income,
                                       gain or loss to the holders or the
                                       Company for federal income tax
                                       purposes.  See "Certain U.S. Federal
                                       Income Tax Considerations."

Use of Proceeds.....................   There will be no proceeds to the
                                       Company from the issuance of the New
                                       Notes pursuant to the Exchange Offer.

Exchange Agent......................   The Chase Manhattan Bank is serving as
                                       Exchange Agent in connection with the
                                       Exchange Offer.

                     Consequences of Exchanging Old Notes
                        Pursuant to the Exchange Offer

     Based upon interpretations contained in letters issued to third parties by the staff of the Commission, the Company believes that, generally, any holder of Old Notes (other than a broker-dealer, as set forth below, and any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges its Old Notes for New Notes pursuant to the Exchange Offer may offer such New Notes for resale, resell such New Notes, or otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the holder's business and such holder has no arrangement or understanding with any person to participate in a distribution of such New Notes. Each holder wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdictions. If a holder of Old Notes does not exchange such Old Notes for New Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of New Notes could not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company. See "The Exchange Offer--Consequences of Failure to Exchange."


                         Description of the New Notes

               The terms of (i) the New Senior Notes and the Old Senior Notes and (ii) the New Discount Notes and the Old Discount Notes are identical in all material respects, except that the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes.

Securities Offered..................   $225,000,000 aggregate principal amount
                                       of 10% Senior Exchange Notes due 2007.

                                       $601,045,000 aggregate principal amount
                                       at maturity of 11 1/8% Senior Discount
                                       Exchange Notes due 2007.  The Senior
                                       Discount Exchange Notes will be issued
                                       at a discount to their aggregate
                                       principal amount at maturity. The yield
                                       to maturity of the Senior Discount
                                       Notes will be 11 1/8% (computed on a
                                       semi-annual bond equivalent basis),
                                       calculated from October 17, 1997.  See
                                       "Certain U.S. Federal Income Tax
                                       Considerations."

Maturity Date.......................   October 15, 2007.

Ranking.............................   The Senior Notes will be senior
                                       obligations of RCN secured to the
                                       limited extent set forth under
                                       "Description of the New
                                       Notes--Disbursement of Funds; Escrow
                                       Account."   The Senior Discount Notes
                                       will be senior unsecured obligations of
                                       RCN.

                                       The Old Notes and the New Notes (the
                                       "Notes") will rank senior in right of
                                       payment to all subordinated
                                       indebtedness of RCN and will rank pari
                                       passu in right of payment with all
                                       existing and future indebtedness of RCN
                                       that is not by its terms subordinated
                                       in right and priority to the Notes. In
                                       addition, claims of holders of the Notes will be structurally subordinated to claims of holders of indebtedness of RCN's subsidiaries. As of September 30, 1997, the aggregate amount of indebtedness to which holders of Notes would have been structurally subordinated was approximately $110 million. RCN's subsidiaries are expected to incur substantial additional indebtedness.

Interest:

   The Senior Notes.................   Cash interest on the Senior Notes will
                                       accrue at a rate of 10% per annum and
                                       will be payable semi-annually in
                                       arrears on April 15 and October 15 of
                                       each year, commencing April 15, 1998.

   The Senior Discount Notes........   Cash interest will not accrue on the
                                       Senior Discount Notes prior to October
                                       15, 2002. Thereafter, cash interest on
                                       the Senior Discount Notes will accrue
                                       at a rate of 11 1/8% per annum and will
                                       be payable semi-annually in arrears on
                                       each April 15 and October 15 of each
                                       year, commencing April 15, 2003.

Escrow Proceeds.....................   RCN has deposited with the Escrow Agent
                                       an amount of cash and U.S. Government
                                       Securities (approximately $60 million),
                                       that, together with the proceeds from
                                       the investment thereof, will be
                                       sufficient to pay when due the first
                                       six interest payments on the Senior
                                       Notes, with any balance to be retained
                                       by RCN. The Senior Notes will be
                                       collateralized, pending disbursement
                                       pursuant to the Escrow and Security
                                       Agreement, by pledge of the Escrow
                                       Account. See  "Description of the New
                                       Notes--Disbursement of Funds; Escrow
                                       Account."

Original Issue Discount.............   For federal income tax purposes, the
                                       Senior Discount Notes will be treated
                                       as having been issued with "original
                                       issue discount" equal to the difference
                                       between the issue price of the Senior
                                       Discount Notes and the sum of all cash
                                       payments (whether denominated as
                                       principal or interest) to be made
                                       thereon. Each holder of a Senior
                                       Discount Note must include as gross
                                       income for federal income tax purposes
                                       a portion of such original issue
                                       discount for each day during each
                                       taxable year in which a Senior Discount
                                       Note is held even though no cash
                                       interest payments will be received
                                       prior to April 15, 2003.  See "Certain
                                       U.S. Federal Income Tax Considerations."

Optional Redemption.................   The Notes will be redeemable at the
                                       option of RCN, in whole or in part, at
                                       any time on or after October 15, 2002
                                       at the redemption prices set forth under "Description of the New
                                       Notes--Redemption," plus accrued and
                                       unpaid interest, if any, thereon to the
                                       date of redemption. In addition, prior
                                       to October 15, 2000, RCN may use the
                                       net proceeds of one or more Public
                                       Equity Offerings of RCN yielding gross
                                       cash proceeds of at least $30 million
                                       to redeem up to an aggregate of 35% of
                                       the principal amount of Senior Notes
                                       originally issued and/or up to an
                                       aggregate of 35% of the principal
                                       amount at maturity of the Senior
                                       Discount Notes originally issued (in
                                       each case, on a pro rata basis) at a
                                       redemption price equal to 110% of the
                                       Senior Notes so redeemed, plus accrued
                                       or unpaid interest, if any, thereon to
                                       the redemption date and 111.25% of the
                                       Accreted Value at the redemption date
                                       of the Senior Discount Notes so
                                       redeemed.

Change of Control...................   In the event of a Change of Control,
                                       RCN will be required to make an offer
                                       to purchase all outstanding Notes at a
                                       purchase price equal to (i) 101% of the
                                       principal amount thereof, in the case
                                       of the Senior Notes or (ii) 101% of the
                                       Accreted Value thereof, in the case of
                                       the Senior Discount Notes, plus, in
                                       each case, accrued and unpaid interest,
                                       if any, thereon to the date of
                                       purchase. See "Description of the New
                                       Notes--Certain Covenants--Change of
                                       Control" for a discussion of such
                                       covenant.

Asset Sale Offer....................   In addition, RCN will, subject to
                                       certain conditions, be obligated to
                                       make an offer to purchase Notes with
                                       the Net Cash Proceeds of certain Asset
                                       Sales at a price of 100% of the
                                       principal amount thereof, in the case
                                       of the Senior Notes, or 100% of the
                                       Accreted Value thereof, in the case of
                                       the Senior Discount Notes, plus, in
                                       each case, accrued and unpaid interest,
                                       if any, to the date of purchase.  See
                                       "Description of the New Notes--Certain
                                       Covenants-- Disposition of Proceeds of
                                       Asset Sales."

Certain Covenants...................   The indentures under which the Notes
                                       will be issued (each an "Indenture")
                                       will contain certain covenants,
                                       including (i) limitations on additional
                                       indebtedness, (ii) limitations on
                                       restricted payments, (iii) limitations
                                       on liens securing certain indebtedness,
                                       (iv) limitations on certain guarantees,
                                       (v) limitations on dividend and other
                                       payment restrictions affecting
                                       Restricted Subsidiaries or Restricted
                                       Affiliates (as defined), (vi)
                                       limitations on transactions with
                                       affiliates, (vii) limitations on
                                       issuances and sales of Preferred Stock
                                       by Restricted Subsidiaries and
                                       Restricted Affiliates (as defined),
                                       (viii) limitations on the disposition
                                       of proceeds of asset sales and (ix)
                                       limitations on designations of
                                       Unrestricted Subsidiaries (as defined)
                                       and Restricted Affiliates. In addition,
                                       the Indenture will limit the ability of
                                       RCN to consolidate, merge or sell all
                                       or substantially all of its assets.
                                       These covenants are subject to
                                       important exceptions and
                                       qualifications. See "Description of the
                                       New Notes--Certain Covenants."

Absence of a Public Market for
the Notes............................. The Notes are new securities for which there is currently no established
                                       trading market. Although the Initial
                                       Purchasers have informed RCN that they
                                       currently intend to make a market in
                                       the Notes, they are not obligated to
                                       do so and any such market making may be
                                       discontinued at any time without
                                       notice. Accordingly, there can be no
                                       assurance as to the development or
                                       liquidity of any market for the Notes.
                                       RCN does not intend to apply for
                                       listing of the Notes on any securities
                                       exchange or for quotation through the
                                       Nasdaq Stock Market.

Use of Proceeds.....................   There will be no proceeds to the
                                       Company from the issuance of the New
                                       Notes.

                                 Risk Factors

     Holders of Old Notes should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 14, for a discussion of certain risks involved with an investment in the New Notes before accepting the Exchange Offer.


                Summary Historical Consolidated Financial Data

               Prior to September 30, 1997, the Company operated as part of C-TEC. The table below sets forth selected historical consolidated financial data for RCN. The historical financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

               The selected historical consolidated financial data for the years ended December 31, 1993 and 1992 and as of December 31, 1994, 1993 and 1992 are derived from the Company's unaudited historical consolidated financial statements not included in this Prospectus. The selected historical consolidated financial data of the Company for the years ended December 31, 1996, 1995 and 1994 and as of December 31, 1996 and 1995 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements (the "Financial Statements") and the Company's unaudited pro forma consolidated financial statements included elsewhere in this Prospectus. The selected historical consolidated financial data for the nine month periods ended September 30, 1997 and 1996 and as of those dates are derived from and should be read in conjunction with the Company's unaudited historical consolidated financial statements included elsewhere in this Prospectus. In the opinion of the Company's management, these nine month consolidated historical financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for such interim periods are not necessarily indicative of the results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements" and the Financial Statements.

                                                                                                       Nine Months Ended
                                                             Year Ended December 31,                      September 30,
                                         --------------------------------------------------------     ---------------------
                                                             (dollars in thousands)
                                           1992        1993        1994       1995(2)      1996         1996        1997
                                         --------    --------    --------    --------    --------     --------    --------
Statement of Operations Data:
Sales.................................    $44,030     $49,504     $59,500     $91,997    $104,910      $75,763     $91,854
Costs and expenses, excluding
 depreciation and amortization........     25,725      30,821      49,747      75,003      79,107       54,599      91,183
Nonrecurring charges(1)...............         --          --          --          --          --           --      10,000
Depreciation and amortization.........      9,984       9,922       9,803      22,336      38,881       27,037      39,135
                                         --------    --------    --------    --------    --------     --------    --------
Operating (loss) income...............      8,321       8,761         (50)     (5,342)    (13,078)      (5,873)    (48,464)
Interest income.......................     19,047      17,882      21,547      29,001      25,602       19,750      13,442
Interest expense......................    (19,679)    (17,127)    (16,669)    (16,517)    (16,046)     (12,553)    (10,460)
Other income (expense), net...........      6,015       1,195       1,343        (304)       (546)        (473)        229
(Benefit) provision for income taxes..      5,203         167       2,340       1,119         979          (68)    (11,907)
Equity in loss of unconsolidated
 entities(4)..........................         --          --          --      (3,461)     (2,282)      (1,692)     (2,650)
Minority interest in (income) loss of
 consolidated entities(3).............        (43)        (85)        (95)       (144)      1,340          211       3,931
Cumulative effect of changes in
 accounting principles(5).............         --       1,628         (83)         --          --           --          --
Extraordinary charge--debt
  prepayment penalty, net of tax(7)...         --          --          --          --          --           --      (3,210)
                                         --------    --------    --------    --------    --------     --------    --------
Net income (loss) ....................     $8,458     $12,087      $3,653      $2,114    $(5,989)        $(562)   $(35,275)
                                         ========    ========    ========    ========    ========     ========    ========
Balance Sheet Data (at end of period):
Total assets..........................   $289,833    $291,634    $568,586(6) $649,610    $628,085    $627,166     $598,679
Long-term debt........................    191,070     181,500     154,000     135,250     131,250      87,500      110,000
Shareholders' equity..................     56,083      74,329     372,847(6)  394,069     390,765      381,724     373,760

                                                 (footnotes on following page)

(footnotes from previous page)
-----------------

(1) Nonrecurring charges of $10,000 represent costs incurred with respect to the termination of a marketing services agreement related to the Company's wireless video services.

(2) Certain of the Company's businesses were acquired by C-TEC and transferred to the Company in connection with the Distribution. In May 1995, a subsidiary of C-TEC acquired Twin County Trans Video, Inc. ("Twin County") and accordingly Twin County is fully consolidated in the Company's financial statements since the date of acquisition. (See Note 4 to the Consolidated Financial Statements of the Company).

(3) In 1997, the minority interest in (income) loss of consolidated entities consists of minority losses of the RCN-BECOCOM joint venture of $3,138, minority losses of Freedom New York, L.L.C. ("Freedom") through March 1997 of $966 and minority income earned by a cable television partnership of $(173). The minority interest in (income) loss of consolidated entities primarily consists of the approximately 20% minority interest in the loss of Freedom in 1996. Prior to 1996 the minority interest represents minority income earned by a cable television partnership.

(4) Equity in loss of unconsolidated entities primarily consists of the Company's proportionate share of income (losses) and amortization of excess cost over net assets of Megacable, S.A. de C.V. ("Megacable"). The Company purchased its 40% equity interest in Megacable in January 1995 and accounts for its investment by the equity method of accounting.

(5) The cumulative effect of changes in accounting principles reflects the adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in 1993 and the accounting for benefits under Statement of Financial Accounting Standards No. 112--"Employers' Accounting for Postemployment Benefits" in 1994.

(6) During 1994, C-TEC transferred to the Company an equity contribution of $298,759 primarily representing net proceeds from a C-TEC common stock rights offering.

(7) Extraordinary charge represents the fee, net of taxes, paid in connection with the early prepayment of Senior Secured Notes of C-TEC Cable
    Systems, Inc. The higher priced Senior Secured Notes were prepaid in connection with the Company's acquisition of a new $125,000 credit agreement comprised of a five year revolving credit facility in the amount of $25,000 and a $100,000 term credit facility which is to be repaid over six years in quarterly installments from September 30, 1997 through June 30, 2005.


                       Summary Pro Forma Financial Data

               The following unaudited summary pro forma financial data include adjustments to the historical statements of operations of the Company for the nine months ended September 30, 1997 and the year ended December 31, 1996 as if the Distribution, borrowings of $110 million under the Credit Agreement and the issuance of the Notes had occurred on the first day of the respective periods. Such adjustments result primarily from changes in the capital structure of the Company. See "Unaudited Pro Forma Consolidated Financial Statements" and the notes thereto. The following unaudited pro forma financial data for the respective periods are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial condition had the Distribution, borrowings of $110 million under the Credit Agreement and the issuance of the Notes had occurred on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.

                                                                                   Year Ended           Nine Months Ended
                                                                               December 31, 1996       September 30, 1997
                                                                               -----------------       ------------------
                                                                                         (dollars in thousands)
Statement of Operations Data:
Sales.....................................................................         $110,116                  $91,854
Costs and expenses, excluding depreciation and amortization...............           86,570                   91,183
Nonrecurring charges......................................................               --                   10,000
Depreciation and amortization.............................................           49,525                   40,385
                                                                                  ---------                 --------
Operating (loss)..........................................................          (25,979)                 (49,714)
Interest income...........................................................           10,480                    4,756
Interest expense..........................................................          (72,555)                 (53,232)
Other (expense) income, net...............................................             (546)                     229
                                                                                  ---------                 --------
(Loss) before income taxes................................................          (88,600)                 (97,961)
(Benefit) for income taxes................................................          (27,655)                 (30,354)
Income (loss) before equity in unconsolidated entities and minority
 interest.................................................................          (60,945)                 (67,607)
Equity in loss of unconsolidated entities.................................           (2,282)                  (2,650)
                                                                                  ---------                 --------
(Loss) before extraordinary charge and minority interest in loss of
consolidated entities.....................................................         $(63,227)                $(70,257)
                                                                                  =========                 ========
Other Data:
EBITDA before nonrecurring charges (1) ...................................          $23,546                 $    671
Capital expenditures......................................................           40,369                   43,890
Connections...............................................................          221,969                  247,256
Employees.................................................................              822                      966


(1) EBITDA represents earnings before interest, depreciation and amortization, and income taxes. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies.

                                 RISK FACTORS

               In addition to the other information contained in this Prospectus, holders of Old Notes should carefully review the following factors before accepting the Exchange Offer.

               This Prospectus contains certain forward-looking statements regarding the Company's operations, economic performance and financial condition, including, in particular, statements made as to plans to develop networks and upgrade facilities, the market opportunity presented by markets targeted by the Company, the Company's intention to connect certain wireless video and resale telephone customers to its advanced fiber optic networks, the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, the Company's anticipated sources of capital and effects of regulatory reform and competitive and technological developments. Such forward-looking statements are subject to known and unknown risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified in this Section and elsewhere in this Prospectus. Such risks include, but are not limited to, the Company's ability to successfully market its services to current and new customers, access markets, finance network development, design and construct fiber optic networks, install or lease fiber optic cable and other facilities, including switching electronics, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative, judicial, competitive and technological developments that could cause actual results to vary materially from the future results indicated, expressed or implied, in such forward-looking statements.

Limited Operating History; Negative Cash Flow; Operating Losses

               The Company has only recently begun operating a voice, video and data services business and this business has only a limited operating history upon which investors may base an evaluation of its performance. In connection with entering this business, the Company has incurred operating and net losses and negative cash flows to build its networks and pursue its business plans and expects to continue to do so for the foreseeable future as its expands its network and customer base. The extent to which it continues to experience negative cash flow in the future will be affected by a variety of factors, including the pace of its entry into new markets, the time and expense required for building out its planned network, its success in marketing its services, the intensity of the competition experienced by the Company and the availability of additional capital to pursue its business plans. The Company had operating losses after depreciation and amortization and non recurring charges of $48,464,000 for the nine months ended September 30, 1997 and $13,078,000 and $5,342,000 for the years ended December 31, 1996 and 1995. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Further Capital Requirements

               The Company expects that it will require a substantial amount of capital to fund the development and operations of business in the Boston to Washington, D.C. corridor, including to fund its advanced fiber optic networks, the upgrade of hybrid fiber/coaxial plant, the funding of operating losses and debt service requirements. The Company currently estimates that its capital requirements for the period from September 30, 1997 through mid-1999 will be approximately $380 million (excluding approximately $150 million expected to be funded by capital contributions from joint venture parties for the Boston and Washington, D.C. markets), which includes capital expenditures (including connection costs which will only be incurred as the Company obtains revenue generating customer connections) of approximately $40 million in the last quarter of 1997, approximately $190 million in 1998 and approximately $150 million through mid-1999. These capital expenditures will be used principally to fund the buildout of the Company's fiber optic network in high density areas in the Boston, New York and Washington, D.C. markets and represent only the Company's proportionate share of the funding requirements of the Boston joint venture and the planned Washington, D.C. joint venture. There can be no assurance that RCN will enter into its proposed joint venture with PCI; in the event that the joint venture is not established, RCN would be required to secure rights of way and network facilities, which could include substantial costs of construction of a fiber backbone, in order to establish a network in the Washington, D.C. area. The Company is or is expected to be obligated to fund its portion of any capital contributions required by the joint ventures' annual budget. See "--Dependence on Strategic Relationships; Terms of Joint Venture Arrangements." The Company expects that its joint venture partners will contribute approximately $150 million in capital to the joint ventures in the period from September 30, 1997 through mid-1999 in order to fund capital expenditures at the joint venture company level. Failure by its joint venture partner(s) to make anticipated capital contributions could have a material adverse effect on the Company.

               The Company believes that, following the consummation of the Notes Offering, it has sufficient liquidity to meet its capital requirements through 1999. The actual timing and amount of capital required for the rollout of the Company's network and to fund operating losses may vary materially from the Company's estimates and additional funds will be required in the event of significant departures from the current business plan, unforeseen delays, cost overruns, engineering design changes and other technological risks or to meet other unanticipated expenses. After 1999, the Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements and anticipated further operating losses. Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Substantial Indebtedness; Effect of Financial Leverage

               The Company has indebtedness that is substantial in relation to its shareholders' equity and cash flow. As of September 30, 1997, after giving effect to the Notes Offering and borrowing under the Credit Agreement, the Company had an aggregate of approximately $685 million of indebtedness outstanding, representing 65% of total capitalization, and the ability to borrow up to an additional $15 million under the Credit Agreement. As a result of the substantial indebtedness of the Company following the Notes Offering, the Company's fixed charges are expected to exceed its earnings for the foreseeable future and there can be no assurance that the Company's operating cash flow will be sufficient to pay interest on the Senior Notes following termination of the Escrow Agreement and the Senior Discount Notes following October 15, 2002. In addition, the Company will require, and the Indenture will permit the Company to incur, substantial additional indebtedness, particularly in connection with the buildout of the Company's networks and the introduction of its telecommunications services to new markets. The leveraged nature of the Company could limit its ability to effect future financings or may otherwise restrict the Company's business activities.

               The extent of the Company's leverage may have the following consequences: (i) limit the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes, (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business; (iv) place the Company at a competitive disadvantage as compared with less leveraged competitors; and (v) render the Company more vulnerable in the event of a downturn in its business.

Holding Company Structure; Structural Subordination

               RCN is a holding company with limited assets that conducts substantially all of its operations through subsidiaries and joint ventures. The Notes will be solely obligations of RCN and no other entity has any obligation, contingent or otherwise, to make payments in respect of the Notes. Accordingly, RCN will be dependent on dividends and other distributions from its subsidiaries and joint ventures to generate the funds necessary to meet its obligations, including the payment of principal and interest on the Notes. The ability of the Company's subsidiaries and joint ventures to pay dividends to RCN will be subject to, among other things, the terms of any debt instruments and applicable law. In addition, the terms of the Company's joint ventures require the mutual consent of the Company and its joint venture partner to distribute or advance funds to the Company. Claims of holders of the Notes will be effectively subordinated to the indebtedness and other liabilities and commitments of RCN's subsidiaries and joint ventures and the interest of RCN in its joint ventures will be limited to the extent of its direct or indirect equity interest in such entities. Consequently, in the event of an insolvency, liquidation, reorganization, dissolution or other winding up of the Company's subsidiaries and joint ventures, the ability of RCN's creditors, including holders of the Notes, will be subject to the prior claims of those entities' creditors, including trade creditors, and any prior or equal claim of any joint venture partner. Any distributions in respect of RCN's equity interests in non-wholly owned subsidiaries or in joint ventures may be expected to be made on a pro rata basis to all equity holders. The Company expects that a majority of its cash flow in the advanced fiber optic network business will ultimately derive from its joint venture investments. The Indenture will permit substantial indebtedness to be incurred by subsidiaries and joint ventures of RCN and does not, except under limited circumstances, require a guarantee by subsidiaries of RCN. In addition, the Indenture will permit the Company's subsidiaries and joint ventures to become parties to debt instruments that limit such entities' ability to pay dividends or make distributions to RCN.

Ability to Manage Growth

               The expansion and development of the Company's operations (including the construction and development of additional networks) will depend on, among other things, the Company's ability to assess markets, design fiber optic network backbone routes, install or lease fiber optic cable and other facilities, including switches, and obtain rights- of-way, building access rights and any required government authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. There can be no assurance that the Company will be able to expand its existing network. Furthermore, the Company's ability to manage its expansion effectively will also require it to continue to implement and improve its operating and administrative systems and attract and retain qualified management and professional and technical personnel. If the Company were not able to manage its planned expansion effectively it could have a material adverse effect on the Company.

Rapid Technological Changes

               The telecommunication industry is subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of fiber optic telecommunications networks nor materially hinder its ability to acquire necessary technologies, the effect of technological changes on the business of the Company cannot be predicted. There can be no assurance that technological developments in telecommunications will not have a material adverse effect on the Company.

Dependence on Strategic Relationships; Terms of Joint Venture Arrangements

               The Company has entered into a number of strategic alliances and relationships in order to provide it with early entry into the market for telecommunications services. As the Company's network is further developed, it will be dependent on these arrangements to provide the full range of its telecommunication service offerings. The key strategic relationships include
(1) RCN's arrangements with MFS/WorldCom to, among other things, lease portions of MFS/WorldCom's fiber optic network in New York City and Boston,
(2) RCN's joint venture with BECO under which the Company has access to BECO's extensive fiber optic network in Greater Boston and (3) RCN's proposed joint venture with PCI, a subsidiary of PEPCO, to develop an advanced fiber optic network in the Washington, D.C. market. There can be no assurance that RCN will enter into its proposed joint venture with PCI; in the event that the joint venture is not established, RCN would be required to secure rights of way and network facilities, which could include substantial costs of construction of a fiber backbone, in order to establish a network in the Washington, D. C. area. See "Business -- Strategic Relationships." The Company also has in place arrangements to act as a reseller of Bell Atlantic local telephone services and arrangements to lease Bell Atlantic unbundled local loop and T-1 facilities (including Bell Atlantic services previously provided by NYNEX). Any disruption of these relationships or arrangements could have a material adverse effect on the Company. The Company has also executed comprehensive telephone service co-carrier interconnection agreements with Bell Atlantic and Sprint, covering, along with the District of Columbia, ten states in the Northeast and New England-Middle Atlantic corridor areas, which the Company has targeted as its initial geographic markets. The Company may be required to negotiate new interconnection agreements from time to time and as it enters new markets in the future. There can be no assurance that the Company will successfully negotiate such other agreements for interconnection with the incumbent local exchange carrier or renewals of existing interconnection agreements. The failure to negotiate or renew required interconnection agreements could have a material adverse effect on the Company.

               The agreements governing the Company's joint venture with BECO contain, and the definitive agreements for the proposed joint venture with PCI are expected to contain, material provisions for the management, governance and ownership of the Greater Boston and Washington, D. C. businesses, respectively. The Boston Joint Venture Agreement (as defined under "Business--Strategic Relationships") provides, among other things, that (1) certain fundamental business actions, such as material capital expenditures, debt incurrences and distributions to the Company and BECO, require the joint approval of RCN and BECO; (2) neither RCN nor BECO may transfer their interests in the joint venture for a period of three years without the other's consent and, thereafter, may only do so while observing certain rights of first offer and tag-along rights; (3) upon a change of control (as defined) of RCN Telecom Services of Massachusetts ("RCN Massachusetts") or BECOCOM, Inc. ("BECOCOM"), the other party has the right to acquire all of the equity interest in the joint venture for fair market value; (4) following certain deadlock events (defined generally as an inability of RCN and BECO to agree upon certain fundamental business actions requiring mutual consent), either RCN or BECO may offer to buy the other's interest in the joint venture or sell its own interest in the joint venture, which gives the offeree the right to elect to buy or sell its interest; and (5) in the event of a default by the Company in meeting a capital call, BECO may dilute the Company's interest in the joint venture. The joint venture agreement with PCI is expected to have customary provisions with respect to corporate governance and transfer of interests in the joint venture, which may be broader in scope and more restrictive from the perspective of holders of Notes. Accordingly, certain matters beyond the control of the Company, such as a change of control of RCN or an inability to agree on certain material proposed actions, could result in it being forced to sell its interest in the relevant joint venture or buy out the interest of the other joint venturer. There can be no assurance that these provisions will not have a material adverse effect upon the Company's liquidity or future prospects or that, if necessary, the Company will be able to raise the necessary funds to acquire the balance of the interests in the joint venture on a timely basis and thereby maintain its interest in the venture in question. See "Business--Strategic Relationships." In addition, although certain covenants contained in the Indenture are applicable to the joint venture companies, the Company's joint venture partners are not parties to the Indenture and accordingly are not bound to comply with its terms. A disagreement with its joint venture partners over fundamental business actions, including actions related to compliance with the Indenture, could give rise to a deadlock event.

Competition

               RCN competes with a wide range of service providers for each of the services that it provides. Virtually all markets for voice and video services are extremely competitive, and RCN expects that competition will intensify in the future. In each of the markets in which it offers voice and video programming services, RCN faces significant competition often from larger, better-financed incumbent local telephone carriers and cable companies, and RCN often competes directly with incumbent providers which have historically dominated their respective local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopoly control of their respective markets.

               With respect to local telephone services, RCN competes with the incumbent local exchange carriers ("LECs"), and alternative service providers including competitive local exchange carriers ("CLECs") and cellular and other wireless telephone service providers. With respect to long distance telephone services, RCN faces, and expects to continue to face, significant competition from the interexchange carriers ("IXCs"), including AT&T, Sprint and MCI, which account for the majority of all long distance revenue. Certain of the IXCs, including AT&T, MCI and Sprint, have announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services.

               All of the Company's video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment. Among the alternative video distribution technologies are home satellite dish earth stations, private satellite master antenna television systems, direct broadcast satellite services ("DBS") and wireless program distribution services such as multi-channel multipoint distribution service systems. The Company expects that its video programming service will face growing competition from current and new DBS service providers.

               RCN believes that among the existing competitors, the incumbent LECs and the incumbent cable providers provide the most direct competition to RCN in the delivery of "last mile" connections to residential consumers for voice and video services. In each of its target markets for advanced fiber optic networks, RCN faces, and expects to continue to face, significant competition from the incumbent LECs (including Bell Atlantic in New York City and Boston), which currently dominate their local telephone markets. RCN competes with the incumbent LECs in its markets for local exchange services on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price. The incumbent LECs have begun to expand the amount of fiber facilities in their networks and to prepare to re-enter into the long distance telephone services market and, in addition, have long-standing relationships with their customers. The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business.

               The Telecommunications Act of 1996 (the "1996 Act") permits the incumbent LECs and others to provide a wide variety of video services directly to subscribers in competition with RCN. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.

               Certain of RCN's video programming service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, RCN's advanced fiber optic networks compete for cable subscribers with the major wireline cable operators in New York City and Boston, primarily Time Warner Cable in New York City and Cablevision in Boston. RCN's wireless video service in New York City competes with Time Warner Cable, Cablevision Systems and Comcast. RCN's Pennsylvania hybrid fiber/coaxial cable television system competes with an alternate service provider, Service Electric Cable TV, which also holds a franchise for the relevant service area.

               RCN also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which RCN offers its services. Other CLECs, such as Teleport Communications Group, compete for local telephone services, although they have to date focused primarily on the market for commercial customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision. Cellularvision, a provider of local multipoint distribution service ("LMDS"), offers wireless Internet and video programming services in New York City and has announced plan to offer telephone service in the future.

               Other new technologies may become competitive with services that RCN offers. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors to RCN. The Company cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on its operations. For additional information on the competitive environment in which the Company operates, see "Business--Competition."

Regulation

               The telephone and video programming transmission services offered by the Company are subject to federal, state, and local government regulation. The 1996 Act, which became effective in February 1996, introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments in which the Company operates.

               The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and video programming communications businesses, preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers.

               Among other things, the 1996 Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow incumbent LECs to enter the long distance market within their own local service regions.

               Regulations promulgated by the Federal Communications Commission (the "FCC") under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. Numerous parties have appealed certain aspects of these regulations. The appeals have been consolidated and are being reviewed by the U.S. Court of Appeals for the Eighth Circuit. RCN has entered into competitive interconnection agreements using the federal guidelines established in the FCC's interconnection order, which agreements remain in effect notwithstanding these court proceedings. Portions of the FCC's order providing for number not withstanding portability remain in effect within the 100 largest Metropolitan Statistical Areas ("MSAs"), and are slated for implementation beginning in March 1998. The Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecommunications Act that were ordered by certain state PUCs to be premature; vacated significant portions of the FCC's nationwide pricing rules; and confined the use of combined unbundled network elements to instances where the requesting carrier itself would do the combining. The Solicited General, on behalf of the FCC, and other parties have appealed the Eighth Circuit's decision to the U.S. Supreme Court. Certain Bell Operating Companies have also raised constitutional challenges to restrictions in the 1996 Act preventing BOCs from entering the long distance market in their home region. The Company cannot predict either the outcome of these of future challenges to the 1966 Act, any related appeal of regulation or court decision, or the eventual effect on its business or the industry in general.

               The 1996 Act also makes far-reaching changes in the regulation of the video programming transmission services offered by RCN, including changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new "open video systems" ("OVS") regulatory structure for telephone companies and others to offer such services. Under the 1996 Act, local telephone companies, including both incumbent LECs such as Bell Atlantic, and CLECs such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may opt to provide their programming over non-franchised open video systems subject to certain conditions, including, but not limited to, making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and payment of a gross receipts fee equivalent to the franchise fee paid by the incumbent cable television operator. RCN is one of the first CLECs to provide television programming over an advanced fiber optic network pursuant to the OVS regulations implemented by the FCC under the 1996 Act. As discussed below, RCN is currently providing OVS service in the City of Boston, and has entered into or is negotiating OVS agreements to allow it to provide OVS services in the City of New York and in a number of communities surrounding Boston.

               RCN's voice business is subject to regulation by the FCC at the federal level with respect to interstate telephone services (i.e., those that originate in one state and terminate in separate states). State regulatory commissions have jurisdiction over intrastate communications (i.e., those that originate and terminate in the same state). See "Business--Regulation--Regulation of Voice Services." Municipalities also regulate limited aspects of RCN's voice business by, for example, imposing various zoning requirements and, in some instances, requiring telecommunications licenses or franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, RCN will be required to obtain a telephone franchise in order to provide voice services using its advanced fiber optic network facilities located in the streets of New York City.

               In February 1997, RCN subsidiaries were certified to operate OVS networks in the five boroughs of New York City and, as part of a joint venture with Boston Edison, in Boston and 47 surrounding communities. Initiation of OVS services is subject to negotiation of certain agreements with local governments. RCN executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. Pursuant to its agreement with the City of Boston, RCN will be required to pay a fee to the City equal to 5% of video revenues. RCN has entered into similar OVS agreements or is in the process of negotiating agreements with certain other Boston-area municipalities, either to offer OVS services or franchised cable television services, and it is also continuing to negotiate an OVS agreement with the City of New York.

               In areas where it offers video programming services as an OVS operator, RCN is required to hold a 90-day open enrollment period every three years, during which times RCN will be required to offer capacity on its network to other video programming providers ("VPPs"). Under the OVS regulations, RCN must offer at least two-thirds of its capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, RCN is in discussions with local municipal authorities to explore the feasibility of obtaining a cable franchise in lieu of an OVS agreement, and will consider providing RCN video service pursuant to franchise agreements rather than OVS certification, if franchise agreements can be obtained on terms and conditions acceptable to RCN. However, RCN will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition of universal service requirements, before making any such decisions. In addition, the current FCC rules concerning OVS are subject to appeal in the United States Court of Appeals and, to the extent that certain favorable aspects of the FCC's rules are overturned on appeal, the determination of whether to operate as an OVS provider versus as a franchised cable television operator may be affected. Moreover, the incumbent cable television provider in Boston, Cablevision Systems, has requested that the FCC permit it to obtain capacity on RCN's Boston area OVS network, and Time Warner, the incumbent cable television provider in certain communities in the Boston area, has made a similar filing at the FCC with respect to its request for capacity on the Boston OVS network. RCN will continue to oppose these requests made to the FCC, but to the extent that the FCC were to grant any such request(s), such a result would likely affect the Company's determination as to whether to operate as an OVS provider versus as a franchised cable television operator.

               Prior to its certification as an OVS provider, RCN offered limited video programming services using the video dialtone ("VDT") services offered by MFS/WorldCom in Manhattan and the City of Boston. In February, 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to an extension of time to comply with the newly-adopted OVS rules; nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform. This FCC order has been appealed by MFS/WorldCom. It is too soon to predict the likely outcome of that proceeding, but should the court uphold the FCC, it is likely that MFS/WorldCom and RCN will need to resolve the challenge to their former (pre-OVS) operations which was brought before the New York
Public Service Commission by one of the incumbent cable television companies in New York City where MFS/WorldCom and RCN operated under the VDT framework.

               RCN's 18 GHz wireless video services in New York City are distributed using microwave facilities provided by Bartholdi Cable Company ("Bartholdi Cable") pursuant to licenses issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the wireless video subscribers to its advanced fiber optic network facilities or has obtained FCC authority to provide such services pursuant to its own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are currently being examined by the FCC. It is too early to judge the likely outcome of that proceeding. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company has filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN. While the Company expects to receive authorizations to transmit over these microwave paths on a timely basis, there can be no assurance that RCN will be able to offer wireless video services pursuant to its own FCC licenses or that the FCC's investigation will be resolved favorably. The failure to obtain such license or resolve such proceedings would materially adversely affect the Company's wireless video operations.

               There can be no assurance that RCN will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities in order to convert its wireless video subscribers to an advanced fiber optic network.

               RCN's hybrid fiber/coaxial cable systems are subject to regulation under the Cable Television Consumer Protection and Competition Act of 1992, as amended (the "1992 Act"), which provides, among other things, for rate regulation for cable services in communities that are not subject to "effective competition." On September 8, 1997, the Company was notified by the FCC that it has ruled that certain of the Company's upper levels of service for its New Jersey systems are regulated levels of service and that the Company's rates for such levels of service have exceeded the allowable rates under the FCC rate regulation rules which have been effective since September 1993. The Company had treated these levels of service as unregulated. The Company intends to contest this decision. The Company does not believe that the ultimate resolution of this matter will have a material impact on its results of operations or financial condition. With the passage of the 1996 Act all cable systems rates will be deregulated as effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. RCN anticipates that the remaining provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will remain in place and may serve to reduce the future operating margins of RCN's hybrid fiber/coaxial cable television businesses as video programming competition develops in its cable television service markets. Federal requirements also impose certain broadcast signal carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station, and that require cable operators to set aside certain channels for public, educational and governmental access programming. Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction and generally contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided.

               RCN's ability to provide franchised cable television services is dependent on its ability to obtain and renew its franchise agreements from local government authorities on generally acceptable terms. RCN currently has 92 franchise agreements relating to the hybrid fiber/coaxial cable systems' networks in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of RCN's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. During 1996, RCN completed negotiations with three communities resulting in franchise renewals on terms which are acceptable to it. A total of 34 of RCN's hybrid fiber/coaxial cable system's franchises are due for renewal within the next three years. No assurances can be given that RCN will be able to renew its franchises on acceptable terms. No one franchise accounts for more than 7% of RCN's total revenue. RCN's five largest franchises account for approximately 27% of RCN's total revenue.

               The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the telephone and video programming industries. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on RCN or its businesses cannot be determined at this time. For additional information on the regulatory environment in which the Company operates, see "Business--Regulation."

Need to Obtain and Maintain Permits, Building Access Agreements and
Rights-of-Way

               In order to develop its networks, the Company must obtain local franchises and other permits, as well as building access agreements and rights to utilize underground conduit and pole space and other rights-of-way and fiber capacity from entities such as incumbent LECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. There can be no assurance that the Company will be able to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits, building access agreements and rights needed to implement its business plan on acceptable terms. Although the Company does not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, cancellation or non-renewal of certain of such arrangements could materially adversely affect the Company's business in the affected area. In addition, the failure to enter into and maintain any such required arrangements for a particular network, including a network which is already under development, may affect the Company's ability to acquire or develop that network.

Ability to Procure Programming Services

               The Company's video programming services are dependent upon management's ability to procure programming that is attractive to its customers at reasonable commercial rates. The Company is dependent upon third parties for the development and delivery of programming services. These programming suppliers charge the Company for the right to distribute the channels to the Company's customers. The costs to the Company for programming services is determined through negotiations with these programming suppliers. Management believes that the availability of sufficient programming on a timely basis will be important to the Company's future success. There can be no assurance that the Company will have access to programming services or that management can secure rights to such programming on commercially acceptable terms.

Variability of Operating Results

               As a result of factors such as the significant expenses associated with the development of its networks and services, the Company anticipates that its operating results could vary significantly from period to period.

Reliance on Key Personnel

               The Company believes that its continued success will depend in large part on its ability to attract and retain highly skilled and qualified personnel. The Company believes that the Distribution will, among other things, permit the Company to offer equity-based compensation that is more directly linked to the Company's performance, which the Company believes will facilitate the attraction, retention and motivation of highly skilled and qualified personnel. In this regard, the Company is implementing an Employee Stock Ownership Plan ("ESOP") and will make available competitive employee benefit programs providing benefits substantially comparable to benefits provided immediately prior to the Distribution. There can be no assurance that the Company will retain or, as necessary, attract qualified management personnel.

Conflicts of Interest

               As a result of the Distribution, there exist relationships that may lead to conflicts of interest. Kiewit Telecom Holdings, Inc. ("Kiewit Telecom") effectively controls the Company, Commonwealth Telephone and Cable Michigan. In addition, the majority of the Company's named executive officers are also directors and/or executive officers of Commonwealth Telephone or Cable Michigan. See "Management." In particular, David C. McCourt, Chairman and Chief Executive Officer of the Company, has served as a director and Chairman and Chief Executive Officer of Cable Michigan since the Distribution and will remain as a director and Chairman and Chief Executive Officer of Commonwealth Telephone. Mr. McCourt expects to devote approximately 70% of his time to managing the affairs of the Company. In addition, Michael J. Mahoney, who has been President and Chief Operating Officer, as well as a director, of the Company since the Distribution, is also a director of Commonwealth Telephone. Mr. Mahoney expects to devote approximately 85-90% of his time to managing the affairs of the Company. The Company's other named executive officers expect to devote the following approximate portions of their time to managing the affairs of the Company: Mr. Godfrey (80%); Mr. Haverkate (75%) and Mr. Adams (100%). The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors and employees in managing both the Company and the operations of Cable Michigan and/or Commonwealth Telephone. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

               In connection with the Distribution, Commonwealth Telephone has agreed to provide or cause to be provided to the Company and to Cable Michigan certain specified services for a transitional period after the Distribution. The fees for such services will be an allocated portion (based on relative usage) of the cost incurred by Commonwealth Telephone to provide such services to the Company, Cable Michigan and Commonwealth Telephone. Based on this allocation arrangement, the fee for such services to the Company would have been approximately $753,000 for 1996. See "Description of the Distribution and Related Agreements--Transitional Services and Arrangements." The aforementioned arrangements are not the result of arm's length negotiation between unrelated parties as the Company and Commonwealth Telephone have certain common officers and directors. Although the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, there can be no assurance that the Company would not be able to obtain better terms from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between the Company and either or both of Commonwealth Telephone and Cable Michigan, which will be negotiated at arm's length.

Absence of Public Market for the Notes

               The New Notes are being offered to holders of the Old Notes. The Notes are new securities for which there currently is no established trading market. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Notes, they are not obligated to do so, and any such market-making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes. The Company does not intend to apply for listing of the Notes, on any securities exchange or for quotation through the Nasdaq Stock Market. If a trading market develops for the New Notes, future trading prices of such securities will depend on many factors, including prevailing interest rates, the Company's results of operations and financial condition and the market for similar securities.


                                USE OF PROCEEDS

               There will be no proceeds to the Company from the issuance of the New Notes pursuant to the Exchange Offer. In consideration for issuing the New Notes in exchange for the Old Notes as described in this Prospectus, the Company will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and canceled. Accordingly, the issuance of the New Notes will not result in any change in the indebtedness of the Company. The net proceeds to the Company from the sale of the Old Notes was approximately $555 million after deducting of the Initial Purchasers' discount and estimated expenses payable by the Company. Approximately $60 million of the net proceeds from the sale of the Old Notes is held in an escrow account, in cash and in U.S. Government Securities, for the benefit of holders of the Senior Notes. The balance of the net proceeds will be used for expenditures relating to the expansion of existing networks and services and the development and operation of new advanced fiber optic networks and the funding of operating losses and working capital.


                                CAPITALIZATION

               The following table sets forth the capitalization of the Company as of September 30, 1997, (i) on an unaudited historical basis and
(ii) on an unaudited as adjusted basis, giving effect to the consummation of the Notes Offering. The Capitalization table below should be read in conjunction with the unaudited historical Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations " and "Unaudited Pro Forma Consolidated Financial Statements." The unaudited capitalization presented below is provided for informational purposes only and is not necessarily indicative of the Company's future capitalization or financial condition.


                                                                              September 30, 1997
                                                                         ----------------------------
                                                                         Historical       As Adjusted
                                                                         ----------       -----------
                                                                            (dollars in thousands)
Cash, temporary cash investments and short-term investments.........       $183,337         $677,337
                                                                           ========         ========
Cash restricted for debt service....................................             --          $61,000
                                                                           ========         ========
Long-term debt(1)...................................................       $110,000         $110,000
Senior Notes........................................................             --          225,000
Senior Discount Notes...............................................             --          350,000(2)
                                                                           --------         --------
Total debt..........................................................        110,000          685,000
                                                                           --------         --------
Shareholders' equity................................................        373,760          373,760
                                                                           --------         --------
 Total capitalization...............................................       $483,760       $1,058,760
                                                                           ========       ==========

(1) As of July 1, 1997, three of RCN's direct and indirect subsidiaries entered into a credit agreement providing for an aggregate of $125,000 in availability, comprised of a $25,000 revolving credit facility and a $100,000 eight year term credit facility. As of September 30, 1997, $110,000 has been borrowed thereunder. See "Description of the Credit
   Agreement."

(2) The Senior Discount Notes are recorded at their initial issue price and original issue discount will be recorded as a liability as it accrues in the future.


             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

               Prior to September 30, 1997, the Company was operated as part of C-TEC. The following Unaudited Pro Forma Consolidated Statement of Operations sets forth the historical statements of operations of the Company for the year ended December 31, 1996, and the nine months ended September 30, 1997 and as adjusted for the Distribution, the issuance of the Notes and the related transactions and events described in the notes thereto as if the Distribution and such transactions and events had been consummated on the first day of the respective periods. The following Unaudited Pro Forma Consolidated Balance Sheet sets forth the historical balance sheet of he Company as of September 30, 1997, and as adjusted for the Distribution and the related transactions and events described in the notes thereto as if the Distribution and such transactions and events had been consummated on September 30, 1997.

               Management believes that the assumptions used provide a reasonable basis on which to present such Unaudited Pro Forma Condensed Consolidated Financial Statements. The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the historical Financial Statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Unaudited Pro Forma Consolidated Financial Statements are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial condition had the Distribution and the transactions and events described above been consummated on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.

                                RCN Corporation

           Unaudited Pro Forma Consolidated Statement of Operations

                         Year Ended December 31, 1996
        ($ in thousands, except per share amounts and number of shares)


                                          Adjustments    Pro Forma     Adjustments                     Adjustments
                                              for           for        for Liberty/   Acquisition     for Issuance
                            Historical   Distribution   Distribution     Freedom      Adjustments       of Notes      Pro Forma
                            ----------   ------------   ------------   ------------   -----------     ------------    ---------
Sales......................   $104,910                    $104,910       $5,206 (1)                                    $110,116
Cost and expenses,
  excluding depreciation
  and amortization.........     79,107                      79,107        7,463 (1)                                      86,570
Depreciation and
  amortization.............     38,881                      38,881        5,644 (2)    $ 5,000 (3)                       49,525
                              --------    --------        --------       ------        -------         --------        --------
Operating (loss)...........    (13,078)                    (13,078)      (7,901)        (5,000)                         (25,979)
Interest income............     25,602    $(15,127)(4)      10,475           5  (5)                                      10,480
Interest expense...........    (16,046)     (7,461)(6)      (8,380)        (737)(5)                    $(63,438)(7)     (72,555)
                                            15,127 (8)
Other (expense), net.......       (546)                       (546)                                                        (546)
                              --------    --------        --------       ------        -------         --------        --------
(Loss) before income taxes.     (4,068)     (7,461)        (11,529)      (8,633)        (5,000)         (63,438)        (88,600)
(Benefit) provision for
  income taxes.............        979      (2,611)(9)      (1,632)      (2,420)(10)    (1,400)(10)     (22,203)(7)     (27,655)
                              --------    --------        --------       ------        -------         --------        --------
(Loss) before minority
  interest and equity in
  unconsolidated entities..     (5,047)     (4,850)         (9,897)      (6,213)        (3,600)         (41,235)        (60,945)
Equity in (loss) of
  unconsolidated entities..     (2,282)                     (2,282)                                                      (2,282)
                              --------    --------        --------       ------        -------         --------        --------
(Loss) before
  extraordinary item and
minority interest in loss
  of consolidated entities.  $  (7,329)  $  (4,850)       $(12,179)     $(6,213)       $(3,600)       $ (41,235)       $(63,227)
                              ========    ========        ========      =======        =======        =========        ========
Unaudited pro forma
  (loss) before
  extraordinary item and
  minority interest per
  common share.............                               $  (0.44)                                                    $  (2.30)
Weighted average number
  of common shares
  outstanding..............                             27,484,628(11)                                               27,484,628(11)

       See Notes to Unaudited Pro Forma Consolidated Financial Statements


                                RCN Corporation

           Unaudited Pro Forma Consolidated Statement of Operations

                     Nine Months Ended September 30, 1997
        ($ in thousands, except per share amounts and number of shares)


                                                Adjustments     Pro Forma                      Adjustments
                                                    for            for         Acquisition     for Issuance
                                  Historical   Distribution    Distribution    Adjustments       of Notes      Pro Forma
                                  ----------   ------------    ------------    -----------     ------------    ---------
Sales..........................      $91,854                     $91,854                                        $91,854
Cost and expenses, excluding
 depreciation and
 amortization..................       91,183                      91,183                                         91,183
Nonrecurring charges...........       10,000                      10,000                                         10,000
Depreciation and amortization..       39,135                      39,135           1,250(3)                      40,385
                                    --------    -------         --------         -------         --------      --------
Operating (loss)...............      (48,464)                    (48,464)         (1,250)                       (49,714)
Interest income................       13,442     (8,686)(4)        4,756                                          4,756
Interest expense...............      (10,460)    (5,654)(6)       (5,654)                        $(47,578)(7)   (53,232)
                                                 10,460 (8)
Other (expense) income, net....          229                         229                                            229
                                    --------    -------         --------         -------         --------      --------
(Loss) before income taxes.....      (45,253)    (3,880)         (49,133)         (1,250)         (47,578)      (97,961)
(Benefit) for income taxes.....      (11,907)    (1,358)(9)      (13,265)           (437)(10)     (16,652)(7)   (30,354)
                                    --------    -------         --------         -------         --------      --------
(Loss) before equity in
 unconsolidated entities and
 minority interest.............      (33,346)    (2,522)         (35,868)           (813)         (30,926)      (67,607)
Equity in loss of
 unconsolidated entities.......       (2,650)                     (2,650)                                        (2,650)
                                    --------    -------         --------         -------         --------      --------
Income (loss) before
 extraordinary charge and
 minority interest in loss of
 consolidated entities.........     $(35,996)   $(2,522)        $(38,518)        $  (813)        $(30,926)     $(70,257)
                                    ========    =======         ========         =======         ========      ========
Unaudited pro forma (loss) per
 common share..................     $  (1.31)                   $  (1.40)                                      $  (2.56)
Weighted average number of
 common shares outstanding.....   27,481,298                  27,481,298(11)                                 27,481,298

       See Notes to Unaudited Pro Forma Consolidated Financial Statements


                                RCN Corporation

                Unaudited Pro Forma Consolidated Balance Sheet

                              September 30, 1997
                               ($ in thousands)

                                                                         Adjustments
                                                                       for Issuance of
                                                        Historical          Notes          Pro Forma
                                                        ----------     ---------------     ---------
ASSETS
Current Assets
 Cash and temporary cash investments..................    $183,337       $494,000(12)       $677,337
 Accounts receivable from related parties.............      19,985                            19,985
 Accounts receivable, net of reserve for doubtful
   accounts of $1,741.................................      20,665                            20,665
 Material and supply inventory, at average cost.......       2,428                             2,428
 Prepayments and other................................      15,796                            15,796
 Cash restricted for debt service.....................          --         22,500(12)         22,500
 Deferred income taxes................................       4,857                             4,857
                                                          --------       --------         ----------
Total current assets..................................     247,068        516,500            763,568
                                                          --------       --------         ----------
Property, Plant and Equipment
 Hybrid fiber/coaxial plant...........................     173,013                           173,013
 Other property, plant and equipment..................     100,947                           100,947
                                                          --------       --------         ----------
Total property, plant and equipment...................     273,960             --            273,960
 Accumulated depreciation.............................     101,544                           101,544
                                                          --------       --------         ----------
 Net property, plant and equipment....................     172,416                           172,416
                                                          --------       --------         ----------
Investments...........................................      71,752                            71,752
Cash restricted for debt service......................          --         38,500(12)         38,500
Intangible assets, net................................     103,027                           103,027
Deferred charges and other assets.....................       4,416         20,000(12)         24,416
                                                          --------       --------         ----------
Total Assets..........................................    $598,679       $575,000         $1,173,679
                                                          ========       ========         ==========

       See Notes to Unaudited Pro Forma Consolidated Financial Statements


                                RCN Corporation

          Unaudited Pro Forma Consolidated Balance Sheet (Continued)

                              September 30, 1997
                               ($ in thousands)

                                                                         Adjustments
                                                                       for Issuance of
                                                       Historical           Notes           Pro Forma
                                                       ----------      ---------------      ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Accounts payable to related parties..............        $ 12,766                          $   12,766
 Accounts payable.................................          22,395                               22,395
 Advance billings and customer deposits...........           7,982                                7,982
 Accrued interest.................................             845                                  845
 Accrued contract settlements.....................           3,158                                3,158
 Accrued cable programming expense................           2,231                                2,231
 Accrued expenses.................................          23,064                               23,064
                                                          --------             --------      ----------
 Total current liabilities........................          72,441                 --            72,441
                                                          --------             --------      ----------
Long-Term debt....................................         110,000              575,000(12)     685,000
Deferred income taxes.............................          24,992                               24,992
Other deferred credits............................           2,570                                2,570
Minority interest.................................          14,916                               14,916
Commitments and contingencies.....................
Common shareholders' equity.......................         373,760                              373,760
                                                          --------             --------      ----------
Total liabilities and shareholders' equity........        $598,679             $575,000      $1,173,679
                                                          ========             ========      ==========


                                RCN Corporation
                         Notes to Unaudited Pro Forma
                       Consolidated Financial Statements
                            (dollars in thousands)

               The Unaudited Pro Forma Consolidated Statements of Operations and of RCN assume that the Company was an autonomous entity rather than a wholly owned subsidiary of C-TEC for the periods shown. The Pro Forma adjustments, as described below, are keyed to the corresponding amounts shown in the "Adjustments for Distribution" column in the relevant statement.

(1) Adjustment to reflect revenues of $1,330 and expenses of $2,598 of Liberty Cable Television, Inc. ("Liberty") and affiliates for the period January 1996 to March 1996 and revenues of $3,876 and expenses of $4,865 of Freedom New York, L.L.C. ("Freedom") for the period March 1996 to
    August 1996 to present information as if the acquisition of Freedom had occurred at the beginning of 1996. See Note 4 to the Consolidated Financial Statements.

(2) Adjustment to reflect depreciation and amortization of Liberty Cable and Freedom for the period as if the acquisition of Freedom had occurred at the beginning of 1996 and to reflect the increase in depreciation and amortization applicable as a result of the allocation of the purchase price paid on the basis of the fair value of assets acquired and liabilities assumed.

(3) Adjustment to reflect the additional depreciation and amortization of $5,000 in 1996 and $1,250 in 1997 resulting from the acquisition of the minority interest of Freedom in March 1997 and to present the information as if the acquisition of the minority interest of Freedom had occurred at the beginning of 1996.

(4) Adjustment to eliminate interest income of $8,686 for the nine months ended September 30, 1997 and $15,127 for the year ended December 31, 1996, net of income taxes of $(3,040) for the nine months ended September 30, 1997 and $(5,294) for the year ended December 31, 1996, on outstanding intercompany notes payable owed to the Company of which $110,000 was repaid and the remaining balance was treated as capital contributions from the Company to the borrower.

(5) Adjustment to reflect interest expense and income of Liberty Cable and Freedom as if the acquisition of Freedom occurred at the beginning of 1996.

(6) Adjustment to reflect interest expense and amortization of debt issuance costs of $5,654 for the nine months ended September 30, 1997 and $7,461 for the year ended December 31, 1996, net of income taxes of $(1,979) for the nine months ended September 30, 1997 and $(2,611) for the year ended December 31, 1996, on new third party debt of $110,000, which was incurred.

(7) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the Notes aggregating $47,578 for the nine months ended September 30, 1997 and $63,438 for the year ended December 31, 1996, net of income taxes of $16,652 for the nine months ended September 30, 1997 and $22,203 for the year ended December 31, 1996.

(8) Adjustment to eliminate interest expense and amortization of debt issuance costs of $10,460 for the nine months ended September 30, 1997 and $15,127 for the year ended December 31, 1996 and related income taxes of $3,661 for the nine months ended September 30, 1997 and $5,294 for the year ended December 31, 1996 on existing outstanding third party debt was repaid and on outstanding intercompany notes payable owed by the Company which were treated as capital contributions to the Company from the borrower.

(9) Income tax effects for the distribution adjustments are summarized as follows:

                                                                                             Year            Nine Months
                                                                                             Ended              Ended
                                                                                         December 31,       September 30,
                                                                                             1996                1997
                                                                                         ------------       -------------
                                                                                                Benefit (provision)
Elimination of interest expense and amortization of debt issuance on existing
 outstanding third party debt (see Note 8)..........................................        $ 5,294             $ 3,661
Incurrence of interest expense and amortization of debt issuance costs on new
 third party debt (see Note 6)......................................................         (2,611)             (1,979)
Elimination of interest income on outstanding intercompany notes (see Note 4).......         (5,294)             (3,040)
                                                                                            -------             -------
   Total............................................................................        $(2,611)            $(1,358)
                                                                                            =======             =======


(10)  Adjustment to income taxes for the acquisition are summarized as follows:

                                                                                                              Nine Months
                                                                                            Year Ended           ended
                                                                                           December 31,      September 30,
                                                                                               1996               1997
                                                                                           ------------      -------------
Losses of Liberty Cable and Freedom for period January 1996 to August 1996............      $(1,757)            $     0
Additional depreciation and amortization (see Note 2).................................         (663)                  0
Additional depreciation and amortization of acquisition in 1997 of 19.9% minority
interest in March 1997 (see Note 3)...................................................       (1,400)               (437)
                                                                                            -------             -------
Total.................................................................................      $(3,820)            $  (437)
                                                                                            =======             =======


(11) The weighted average number of common shares outstanding is based on the weighted average number of shares of C-TEC Common Stock outstanding, for each applicable period, which approximates the actual number of Company shares outstanding as of September 30, 1997.

(12) Adjustment to reflect the issuance in October 1997 of $225,000 10% Senior Notes due 2007 and $350,000 11 1/8% Senior Discount Notes due 2007, net of issuance costs of approximately $20,000 and escrow collateral of approximately $61,000, of which $22,500 has been classified as current in accordance with the terms of the Escrow and Security Agreement. The debt issuance costs are included in "deferred charges and other assets" and are amortized over the term of the Notes.


                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

               Prior to September 30, 1997, the Company and the RCN Businesses were operated as part of C-TEC. The table below sets forth selected historical consolidated financial data for the Company. The historical consolidated financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

               The selected historical consolidated financial data for the years ended December 31, 1993 and 1992 and as of December 31, 1994, 1993 and 1992 are derived from the Company's unaudited historical consolidated financial statements not included in this Prospectus. The selected historical consolidated financial data of the Company for the years ended December 31, 1996, 1995 and 1994 and as of December 31, 1996 and 1995 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements included elsewhere in this Prospectus. The selected historical consolidated financial data for the nine month periods ended September 30, 1997 and 1996 and as of those dates are derived from and should be read in conjunction with the Company's unaudited historical consolidated financial statements included elsewhere in this Prospectus. In the opinion of the Company's management, these nine month consolidated historical financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for such interim periods are not necessarily indicative of the results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements" and the Financial Statements.

                                                                                                      Nine Months Ended
                                                          Year Ended December 31,                       September 30,
                                         --------------------------------------------------------    -------------------
                                           1992        1993        1994        1995        1996        1996       1997
                                         --------    --------    --------    --------    --------    --------   --------
                                                                        (dollars in thousands)
Statement of Operations Data:
Sales.................................    $44,030     $49,504     $59,500     $91,997    $104,910    $ 75,763   $ 91,854
Costs and expenses, excluding
 depreciation and amortization........     25,725      30,821      49,747      75,003      79,107      54,599     91,183
Nonrecurring charges(1)...............         --          --          --          --          --          --     10,000
Depreciation and amortization.........      9,984       9,922       9,803      22,336      38,881      27,037     39,135
                                         --------    --------    --------    --------    --------    --------   --------
Operating (loss)......................      8,321       8,761         (50)     (5,342)    (13,078)     (5,873)   (48,464)
Interest income.......................     19,047      17,882      21,547      29,001      25,602      19,750     13,442
Interest expense......................    (19,679)    (17,127)    (16,669)    (16,517)    (16,046)    (12,553)   (10,460)
Other income (expense), net...........      6,015       1,195       1,343        (304)       (546)       (473)       229
(Benefit) provision for income taxes..      5,203         167       2,340       1,119         979         (68)   (11,907)
Equity in loss of unconsolidated
 entities.............................         --          --          --      (3,461)     (2,282)     (1,692)    (2,650)
Minority interest in (income) loss of
 consolidated entities................        (43)        (85)        (95)       (144)      1,340         211      3,931
Extraordinary charge--debt
 prepayment penalty, net of tax.......         --          --          --          --          --          --     (3,210)
Cumulative effect of changes in
  accounting principles...............         --       1,628         (83)         --          --          --         --
                                         --------    --------    --------    --------    --------    --------   --------
Net (loss) income.....................   $  8,458    $ 12,087    $  3,653    $  2,114    $ (5,989)   $   (562)  $(35,275)
                                         ========    ========    ========    ========    ========    ========   ========
Ratio of earnings to fixed charges(2).      5.54x      10.11x       1.36x       1.41x       0.75x          N/A         --
Balance Sheet Data (at end of period):
Total assets..........................   $289,833    $291,634    $568,586    $649,610    $628,085    $627,166   $598,679
Long-term debt........................    191,070     181,500     154,000     135,250     131,250      87,500    110,000
Shareholders' equity..................     56,083      74,329     372,847     394,069     390,765     381,724    373,760



(1) Nonrecurring charges of $10,000 represent costs incurred with respect to the termination of a marketing services agreement related to the Company's wireless video services.

(2) The deficiency of earnings to fixed charges is based on income from continuing operations and has been computed on a total enterprise basis. Earnings represent income before income taxes, and fixed charges. Fixed charges consist of interest expense and debt amortization costs. For the nine months ended September 30, 1997, the Company's earnings were insufficient to cover fixed charges by $45.3 million.


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               The following discussion should be read in conjunction with the Company's historical Financial Statements and Unaudited Pro Forma Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

General

               The Company is developing networks that are capable of providing a full range of high speed, high capacity telecommunications services, including voice, video programming and data services including Internet access. The Company intends to provide these services individually or in bundled service packages primarily to residential customers in high-density areas and also seeks to serve certain commercial accounts on or near its networks. The Company has recently commenced providing service through advanced fiber optic network facilities in New York City and Boston. The Company also has hybrid fiber/coaxial cable television operations in New York (outside New York City), New Jersey and Pennsylvania ("Hybrid Fiber/Coaxial"), wireless video operations in New York City ("Wireless Video"), and certain other operations, including long distance telephone (collectively, "Other Operations"). The Company has historically managed its business along these lines and the discussion which follows addresses those lines accordingly.

               Although the Company has not derived material revenue from its advanced fiber optic networks through 1996, such revenues are expected to become an increasingly significant component of the Company's revenues in the future. Financial results related to advanced fiber optic networks are currently included in the "Advanced Fiber, Wireless Video and Other Operating" segment data. The Company expects that the operating and net losses and negative cash flows from this business will rise in the future as it expands and develops its network and customer base. There can be no assurance that RCN will achieve or sustain profitability or positive cash flows from operating activities in the future as it develops its advanced fiber optic network.

               The negative operating cash flow from the Company's advanced fiber optic network business has resulted primarily from expenditures associated with the development of the Company's operational infrastructure and marketing expenses. The Company expects it will continue to experience negative operating cash flow while it continues to invest in its networks and until such time as revenue growth is sufficient to fund operating expenses.
The Company expects to achieve positive operating margins over time by (i) increasing the number of customers it serves, (ii) increasing the number of connections per customer by cross marketing its services and promoting bundled service options and therefore increasing the revenue per customer, (iii) lowering the costs associated with new subscriber additions and (iv) reducing the cost of providing services by capturing economies of scale. The Company expects its operating revenues will increase in 1998 though internal growth of its current advanced fiber optic networks; however, the Company also expects negative operating cash flow will increase for some period of time as the Company initiates network development in Washington, D.C. and expands its current networks. When the Company makes its initial investment in a new market, the operating losses typically increase as the network and sales force are expanded to facilitate growth. The Company's ability to generate positive cash flow in the future will depend on the extent of capital expenditures in current and additional markets, the ability of the joint ventures to generate revenues and cash flow, competition in the Company's markets and any potential adverse regulatory developments. The Company will be dependent on various financing sources to fund its growth as well as continued losses from operations. There can be no assurance that such funding will be available, or available on terms acceptable to the Company. See "--Liquidity and Capital Resources."

               RCN Corporation is a holding company with limited assets that conducts substantially all of its operations through subsidiaries and joint ventures. Accordingly, RCN will be dependent on dividends and other distributions from its subsidiaries and joint ventures to generate the funds necessary to meet its obligations, including the payment of principal and interest on the Notes. The ability of RCN Corporation's subsidiaries and joint ventures to pay dividends to RCN will be subject to, among other things, the terms of any debt instruments and applicable law. In addition, the terms of the Company's joint ventures require the mutual consent of the Company and its joint venture partner to distribute or advance funds to the Company. The Indentures allow subsidiaries and joint ventures to incur indebtedness for network buildout costs, which indebtedness may contain limitations on the subsidiaries' and joint ventures' ability to pay dividends and distributions to RCN Corporation.

               Prior to September 30, 1997, the Company was operated as part of C-TEC Corporation. On September 30, 1997, C-TEC distributed 100 percent of the outstanding shares of common stock of its wholly owned subsidiaries, RCN Corporation ("RCN") and Cable Michigan, Inc. ("Cable Michigan") to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan. RCN consists primarily of C-TEC's high growth, bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long distance operations and its international investment in Megacable, S.A. de C.V. Cable Michigan, Inc., consists of C-TEC's Michigan Cable operations, including its 62% ownership in Mercom, Inc. C-TEC, RCN and Cable Michigan have entered into certain agreements providing for the Distribution, and governing various ongoing relationships between the three companies, including a distribution agreement and a tax-sharing agreement. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

               Certain of the Company's businesses were acquired by C-TEC and transferred to the Company in connection with the Distribution. On August 30, 1996, a subsidiary of C-TEC acquired an 80.1% interest in Freedom New York, L.L.C. ("Freedom") and all related rights and liabilities from Kiewit Telecom Holdings, Inc. Freedom held the wireless cable television business of Liberty Cable Television, Inc. The Company acquired the remaining minority interest in Freedom in March 1997. The acquisition was accounted for as a purchase and is reflected in the Company's consolidated financial statements since September 1996. On May 15, 1995, C-TEC Cable Systems, Inc., a wholly owned subsidiary of C-TEC ("C-TEC Cable"), acquired 40% of the outstanding common stock of Twin County Trans Video, Inc. ("Twin County"). Twin County is fully consolidated in the Company's financial statements since May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995. Goodwill relating to this acquisition is being amortized over a period of approximately 10 years. In January 1995, RCN International Holdings, Inc. (formerly C-TEC International, Inc.), a wholly owned subsidiary of C-TEC, purchased a 40% equity position in Megacable, S.A. de C.V., the second largest cable television provider in Mexico. The Company accounts for its investment by the equity method of accounting and is amortizing the original excess cost over the underlying equity in the net assets on a straight-line basis over 15 years.

Results of Operations

               Selected segment data was as follows for the years ended December 31, 1996, 1995 and 1994 and for the three and nine months ended September 30, 1997 and 1996:

                                                                        Three months ended          Nine Months ended
                                    Year ended December 31,               September 30,               September 30,
                                ---------------------------------      ----------------------      ---------------------
                                  1994         1995        1996          1996          1997          1996         1997
                                --------    --------     --------      --------      --------      --------     --------
                                                                (dollars in thousands)
Sales.....................
Hybrid Fiber/Coaxial......      $ 45,937    $ 66,404     $ 84,096      $ 21,087      $ 22,625      $ 62,524     $ 68,497
Advanced Fiber, Wireless
 Video and Other
 Operating................        13,514      25,528       20,768         5,633         8,523        13,193       23,352
Corporate.................            49          65           46            26            --            46            5
                                --------    --------     --------      --------      --------      --------     --------
Total.....................      $ 59,500    $ 91,997     $104,910      $ 26,746      $ 31,148      $ 75,763     $ 91,854
                                ========    ========     ========      ========      ========      ========     ========


Operating Income Before Depreciation and Amortization and Nonrecurring Charge:

                                                                    Three Months Ended            Nine Months ended
                                 Year ended December                  September 30,                 September 30,
                          ---------------------------------      ----------------------      ---------------------
                           1994         1995         1996          1996          1997          1996         1997
                          --------    --------     --------      --------      --------      --------     --------
                                                            (dollars in thousands)
Hybrid Fiber/Coaxial....  $ 22,279    $ 28,458     $ 40,094      $  9,497      $  9,944      $ 28,582     $ 31,211
Advanced Fiber,
  Wireless Video and
  Other Operating.......   (11,542)     (8,416)     (11,711)       (1,434)      (12,550)       (5,604)     (25,171)
Corporate...............      (984)     (3,048)      (2,580)        1,125        (1,726)       (1,814)      (5,369)
                          --------    --------     --------      --------      --------      --------     --------
Total...................  $  9,753    $ 16,994     $ 25,803      $  9,188      $ (4,332)     $ 21,164     $    671
                          ========    ========     ========      ========      ========      ========     ========

Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

               For the nine months ended September 30, 1997, operating income before depreciation and amortization and non recurring charge was $671 as compared to $21,164 for the nine months ended September 30, 1996. Sales increased 21.2% to $91,854 for the nine months ended September 30, 1997 from $75,763 for the same period in 1996.

               Sales. Sales are primarily comprised of subscription fees for basic, premium and pay per view cable television services, long distance telephone service fees based on minutes of traffic and tariffed rates or contracted fees, and Internet access fees billed at contracted rates. For the nine months ended September 30, 1997, sales were $91,854, an increase of $16,091 due to higher Hybrid Fiber/Coaxial sales of $5,973 and higher Advanced Fiber, Wireless Video and Other Operating sales of $10,159. The increase in Hybrid Fiber/Coaxial sales principally results from higher basic service revenue resulting from approximately 4,700 additional average monthly subscribers over the same period in 1996, the effects of a rate increase in the first quarter of 1997 and cash incentives related to the launch of certain new channels. Advanced Fiber, Wireless Video and Other Operating sales increased primarily due to the acquisition of Freedom in August 1996 (the "Freedom Acquisition"), which resulted in higher basic and premium video revenue. Additionally, higher voice revenue of approximately $1,200 resulted
from higher voice and resold voice connections.   The increase in Advanced
Fiber, Wireless Video and Other Operating Sales also includes increases of approximately $1,000 related to the long distance business.

               The Company recognizes that managing customer turnover is an important factor in maximizing revenues and cash flow. The Company's average monthly customer turnover rate for its Hybrid Fiber/Coaxial segment was approximately 1.1% in the nine months ended September 30, 1997. In the nine months ended September 30, 1997, the Company's average monthly customer turnover in its Advanced Fiber, Wireless Video and Other Operating segment (excluding long distance) was approximately 1.1%, in part due to the relatively brief operating history of the segment and development stage characteristics of the industry. Accordingly, these initial turnover rates may not be indicative of future performance.

               Costs and Expenses, Excluding Depreciation and Amortization and Non Recurring Charges. Cost and expenses, excluding depreciation and amortization and nonrecurring charges, are comprised of direct costs of providing services, primarily cable programming and franchise costs, network access fees, video transmission licensing fees, salaries and benefits, and customer service costs; sales and marketing costs; and general and administrative expenses. For the nine months ended September 30, 1997, costs and expenses, excluding depreciation, amortization, and nonrecurring charges, were $91,183, an increase of $36,584 or 67% as compared to the same period in 1996. The increase is primarily attributable to higher Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization, of approximately $30,000, resulting principally from the Freedom Acquisition in August 1996 and expansion of the business in the Boston and New York City markets. The most significant increases occurred in personnel and related costs, origination and programming costs, and advertising expenses. Expansion of the long distance business contributed approximately $3,900 of the remaining increase in Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization. Hybrid Fiber/Coaxial costs and expenses, excluding depreciation and amortization, increased approximately $3,300 primarily due to higher basic programming costs resulting from higher rates, additional channels and subscriber increases. The remaining increase in costs and expenses, excluding depreciation and amortization, is primarily due to costs associated with the spin-off of the Company from C-TEC.

               Depreciation and Amortization. Depreciation and amortization is comprised principally of depreciation relating to the Company's Hybrid Fiber/Coaxial facilities and amortization of subscriber lists, building access rights and goodwill. Depreciation and amortization increased $12,098 or 44.7% to $39,135 for the nine months ended September 30, 1997 as compared to $27,037 for the comparable period in 1996. The increase is principally due to the additional depreciation and amortization resulting from the Freedom Acquisition and depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

               In future periods, depreciation and amortization are expected to exceed amounts recorded in 1996 and during the nine months ended September 30, 1997 due to the Freedom Acquisition (as well as the acquisition in March 1997 of the remaining 19.9% ownership interest in Freedom), and depreciation with respect to the Company's advanced fiber optic networks in New York City and Boston.

               Nonrecurring Charges. Nonrecurring charges of $10,000 represent costs incurred with respect to the termination of a marketing services agreement held by Freedom.

               Interest Income. For the nine months ended September 30, 1997, interest income was $13,442, a decrease of $6,308 or 31.9% primarily due to lower average cash balances and lower average notes receivable and related parties. Average cash balances decreased principally as a result of the Freedom Acquisition in August 1996 (as well as the acquisition in March 1997 of the remaining 19.9% ownership interest in Freedom) and capital expenditures.

               Interest Expense. For the nine months ended September 30, 1997, interest expense was $10,460, a decrease of $2,093 or 16.7% primarily due to the required principal payment of $18,750 on 9.65% Senior Secured Notes in December 1996. Additionally, the Company paid $940 to Kiewit Telecom Holdings in connection with the Company's August 1996 acquisition of Kiewit Telecom Holdings' 80.1% interest in Freedom. This portion of the consideration represents an amount to compensate Kiewit Telecom Holdings for forgone interest on the amount which it had invested in Freedom.

               Income Tax. Benefit for income taxes increased $11,839 primarily due to the increase of $42,591 in operating loss.

               Minority Interest. Minority interest in the loss of consolidated entities increased $3,720, primarily as a result of the minority share of the losses of the BECO joint venture (Note 10), which began operations in June 1997. Additionally, the minority share of the losses of Freedom from January 1 through March 21, at which time the Company acquired the remaining 19.9% ownership interest, was $966.

               Three Months Ended September 30, 1997 Compared to Three Months Ended September 30, 1996

               For the three months ended September 30, 1997, operating income before depreciation and amortization and nonrecurring charge was ($4,332) as compared to $9,188 for the three months ended September 30, 1996. Sales increased 16.5% to $31,148 for the three months ended September 30, 1997 from $26,746 for the same period in 1996.

               Sales. For the three months ended September 30, 1997, sales were $31,148, an increase of $4,402 due to higher Hybrid Fiber/Coaxial sales of $1,538 and higher Advanced Fiber, Wireless Video and Other Operating sales of $2,890. The increase in Hybrid Fiber/Coaxial sales principally results from higher basic service revenue resulting from approximately 4,700 additional average monthly subscribers over the same period in 1996, and the effects of a rate increase in the first quarter of 1997. Advanced Fiber, Wireless Video and Other Operating sales increased primarily due to the acquisition of Freedom in August 1996 (the "Freedom Acquisition"), which resulted in higher basic and premium video revenue. Additionally, higher voice revenue of approximately $900 resulted from higher voice and resold voice connections.

               Costs and Expenses, Excluding Depreciation and Amortization and Nonrecurring Charges. For the three months ended September 30, 1997, costs and expenses, excluding depreciation, amortization, and nonrecurring charges, were $35,480, an increase of $18,376 or 102.1% as compared to the same period in 1996. The increase is primarily attributable to higher Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization, of approximately $14,000 resulting principally from the Freedom Acquisition in August 1996 and expansion of the business in the Boston and New York City markets. The most significant increases occurred in market development costs, including personnel and related costs, origination and programming costs, and advertising expenses. Expansion of the long distance business contributed approximately $1,100 of the remaining increase in Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization. Hybrid Fiber/Coaxial costs and expenses, excluding depreciation and amortization, increased approximately $1,100 primarily due to higher basic programming costs resulting from higher rates, additional channels and subscriber increases. The remaining increase in costs and expenses, excluding depreciation and amortization, is primarily due to costs associated with the spin-off of the Company from C-TEC.

               Depreciation and Amortization. Depreciation and amortization is comprised principally of depreciation relating to the Company's Hybrid Fiber/Coaxial facilities and amortization of subscriber lists, building access rights and goodwill. Depreciation and amortization increased $4,473 or 48.6% to $13,680 for the three months ended September 30, 1997 as compared to $9,207 for the comparable period in 1996. The increase is due to the additional depreciation and amortization resulting from the Freedom Acquisition and depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

               In future periods, depreciation and amortization are expected to exceed amounts recorded in 1996 and during the nine months ended September 30, 1997 due to the Freedom Acquisition (as well as the acquisition in March 1997 of the remaining 19.9% ownership interest in Freedom), and depreciation with respect to the Company's advanced fiber optic networks in New York City and Boston.

               Interest Income.  For the three months ended September 30,
1997, interest income was $3,681, a decrease of $2,478, or 40.2%, primarily due to lower average cash balances and lower average notes receivable - related parties. Average cash balances decreased principally as a result of the Freedom Acquisition in August 1996 (as well as the acquisition in March 1997 of the remaining 19.9% ownership interest in Freedom) and capital expenditures.

               Interest Expense. For the three months ended September 30, 1997 interest expense was $3,331, a decrease of $1,464 or 30.5% primarily due to the required principal payment of $18,750 on 9.65% Senior Secured Notes in December 1996. Additionally, the Company paid $940 to Kiewit Telecom Holdings in connection with the Company's August 1996 acquisition of Kiewit Telecom Holdings' 80.1% interest in Freedom. This portion of the consideration represents an amount to compensate Kiewit Telecom Holdings for forgone interest on the amount which it had invested in Freedom.

               Income Tax. Benefit for income taxes increased $4,375 primarily due to the increase of $17,993 in operating loss.

               Minority Interest. Minority interest in the loss of consolidated entities increased $2,242 primarily as a result of the minority share of the losses of the BECO joint venture (Note 10), which began operations in June 1997.

               Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

               For the year ended December 31, 1996, operating income before depreciation and amortization was $25,803 as compared to $16,994 for the year ended December 31, 1995. Sales increased 14.0% to $104,910 for 1996 from $91,997 in 1995. The improvement in operating income before depreciation and amortization of $8,809 was offset by higher depreciation and amortization of $16,545, as discussed below, resulting in a net loss of $( 5,989) for the year ended December 31, 1996 as compared to net income of $2,114 in 1995.

               Sales. For 1996, sales were $104,910, an increase of $12,913, or 14.0%, due to higher Hybrid Cable Television sales partially offset by lower Advanced Fiber, Wireless Video and Other Operating sales, principally long distance. Hybrid Fiber/Coaxial sales increased $17,692, or 26.6%, primarily due to the acquisition of the Pennsylvania cable system (formerly Twin County Trans Video, Inc.) in May 1995, which resulted in $13,530 of the increase in Hybrid Fiber/Coaxial sales in 1996. The Pennsylvania cable system serves approximately 74,000 subscribers in the Greater Lehigh Valley area of Pennsylvania. The 14.0% increase in sales in 1996 was lower than the increase of 54.6% in 1995, principally due to the consolidation of the Pennsylvania cable system for seven months (from acquisition in May 1995). Since the Pennsylvania cable system was consolidated for seven months in 1995, consolidation for a full year in 1996 reflects only an incremental five months revenue as compared to an incremental seven months revenue in 1995. Additionally, long distance revenues decreased approximately 30% from 1995 to 1996, principally as a result of termination of AT&T Tariff 12 production in 1996, as compared to increases of 77% from 1994 to 1995, which resulted from the resale of AT&T Tariff 12 long distance services and increases in long distance switched business and 800 services sales in 1995. The remaining increase in Hybrid Fiber/Coaxial sales is due to higher basic service revenues resulting from an increase in average subscribers of 4,995 or 5.3% and the full year impact, in 1996, of the 9.6% rate increase in April 1995 and the impact of a 5.9% rate increase in February 1996. These increases were partially offset by lower Advanced Fiber, Wireless Video and Other Operating sales of $4,760 primarily resulting from the termination in the second quarter of 1995 of an agreement for the resale of AT& T Tariff 12 long distance services to another long distance reseller. Included in Advanced Fiber, Wireless Video and Other Operating sales for 1996 were Wireless Video sales of $3,532, compared to zero for 1995 reflecting the Freedom Acquisition. In 1996, the Company's average monthly turnover rate in its Hybrid Fiber/Coaxial segment was approximately 1.2%.

               Cost and Expenses, Excluding Depreciation and Amortization. In 1996, costs and expenses, excluding depreciation and amortization, were $79,107, an increase of $4,104 or 5.5% as compared to 1995. Hybrid Fiber/Coaxial programming expense increased $3,930 due to license fee increases, channel additions, and subscriber growth, primarily due to the acquisition of the Pennsylvania cable system. Additionally, Hybrid Fiber/Coaxial salaries and benefits expense increased $1,862 primarily due to the acquisition of the Pennsylvania cable system. Corporate costs and expenses, excluding depreciation and amortization, decreased $487. This decrease is primarily due to the corporate allocable share of the gain on the partial curtailment and settlement of C-TEC's defined benefit pension plan of $992 (See Note 12 to the Consolidated Financial Statements) partially offset by the Company's allocable portion of costs associated with the investigation of the feasibility of various restructuring alternatives to enhance shareholder value. Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization, decreased $1,465 primarily due to lower expenses associated with the 97% reduction in AT& T Tariff 12 long distance revenues partially offset by an increase of $2,320 representing costs associated with the development of the Company's advanced fiber optic networks in New York City and Boston and Wireless Video costs and expenses of $8,303 in 1996 compared to zero in 1995 reflecting the Freedom Acquisition.

               Depreciation and Amortization. For 1996, depreciation and amortization expense was $38,881, an increase of $16,545 or 74.1% as compared to 1995 primarily due to purchase accounting effects of the acquisition of Pennsylvania cable system in May 1995 and the Freedom Acquisition on August 30, 1996. (See Note 4 to 1996 Consolidated Financial Statements.) In addition, the Company incurred $3,756 in depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

               Interest Income. For the year ended December 31, 1996, interest income was $25,602, a decrease of $3,399 or 11.7% due primarily to a reduction in average cash balances in 1996 as compared to 1995 and a decrease in the average yield on invested cash, partially offset by interest income of $2,222 accrued on a $13,088 note receivable acquired from Mazon Corporativo S.A. de C.V. in January 1996. Average cash balances decreased in 1996 primarily due to cash used in the Freedom Acquisition and the purchase of the loan receivable from Mazon Corporativo S.A. de C.V. Additionally, lower balances on notes receivable-affiliates contributed to the decrease.

               Interest Expense. Interest expense for 1996 was $16,046, a decrease of $471 or 2.9% in 1996 as compared to 1995. This decrease is due to lower average rates on outstanding debt and includes approximately $922 paid to Kiewit Telecom, the Company's controlling shareholder, in connection with the Freedom Acquisition. This portion of the consideration represents an amount to compensate Kiewit Telecom for forgone interest on the amount invested in Freedom.

               Income Taxes. The Company's effective income tax rate was (19.5%) in 1996 and 34.6% in 1995. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the Consolidated Financial Statements.

               Minority Interest. As a result of the Freedom Acquisition, Freedom's financial results are consolidated with the Company since August 30, 1996, the date of acquisition. This resulted in minority interest in the loss of Freedom of $1,546 for 1996. Additionally, the 20% minority interest in the income of HomeLink Limited Partnership, a Hybrid Fiber/Coaxial subsidiary, was $(206) in 1996 as compared to $(144) in 1995.

               Equity in loss of Unconsolidated Entities. The Company's equity in the (loss) of unconsolidated entities was $(2,282) in 1996 and $(3,461) in 1995, and is comprised principally of the Company's share of the operating results of Megacable. In January 1995, the Company purchased a forty percent equity position in Megacable, a Mexican cable television provider, for cash of $84,115. The Company is exposed to foreign currency translation adjustments resulting from translation into U.S. dollars of the financial statements of Megacable, which through December 1996 utilized the peso as the local and functional currency. Such adjustments have historically been included as a separate component of common shareholders' equity and reflected losses of $449 and $2,606, net of income taxes, in 1996 and 1995, respectively. Effective January 1, 1997, since the three year cumulative rate of inflation at December 31, 1996 exceeded 100 percent, Mexico will be treated for accounting purposes as having a highly inflationary economy. Therefore, the U.S. dollar will be treated as the functional currency and translation adjustments will be included in income. The Company is also exposed to foreign currency transaction losses resulting from transactions of Megacable which are made in currencies different from its own. The Company's proportionate share of transaction gains (losses) are included in income as they occur. It is not possible to determine what effect future currency fluctuations will have on the Company's operating results. The Company's proportionate share of such gains (losses) in 1996 and 1995 were approximately $247 and $(932), respectively. Megacable reduced its exposure to such losses by utilizing a portion of the Company's cash investment to repay U.S. dollar denominated debt of approximately $55,000 in 1995.

               In 1996, Megacable had sales of $23,244, operating income before depreciation and amortization of $10,187 and net income of $10,221. In 1995, Megacable had sales of $20,841, operating income before depreciation and amortization of $8,154 and net income of $5,802. Year end subscriber counts were 178,664 at December 31, 1996 as compared to 177,317 at December 31, 1995. In 1996 and 1995, the Company's share of the income of Megacable was $4,090 and $2,696, respectively, which includes foreign currency transaction losses as noted above. The Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000, which goodwill is being amortized on a straight-line basis over 15 years. In 1996 and 1995, amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $6,280 and $5,757, respectively.

               Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

               For the year ended December 31, 1995, operating income before depreciation and amortization was $16,994 as compared to $9,753 for the year ended December 31, 1994. Sales increased 54.6% to $91,997 for 1995 from $59,500 in 1994. The improvement in operating income before depreciation and amortization of $7,241 and the increase in interest income of $7,454 were offset by an increase in depreciation and amortization of $12,533 and a loss in the equity of consolidated entities of $(3,461) resulting in lower net income of $2,114 in 1995 as compared to $3,653 in 1994.

               Sales. Sales for 1995 were $91,997, an increase of $32,497 or 54.6% primarily due to higher Hybrid Fiber/Coaxial sales of $20,467. Hybrid Fiber/Coaxial sales increases resulted primarily from the acquisition of the Pennsylvania cable system, effective May 1, 1995. The Pennsylvania cable system accounts for $18,384 of the increase in Hybrid Fiber/Coaxial sales of $20,467, or 44.6%, as compared to 1994. Additionally, average subscriber increases of approximately 4,386 over the same period in 1994 and a rate increase effective in April 1995 account for the remaining increase in Hybrid Fiber/Coaxial sales. Advanced Fiber, Wireless Video and Other Operating sales increased $12,014, or 88.9% in 1995 as compared to 1994. This increase included revenues of $4,070 from the resale of AT&T Tariff 12 long distance services to another long distance reseller under an arrangement which terminated during the second quarter of 1995. Increases in long distance switched business sales and 800 services sales account for the majority of the remaining increase. In 1995, the Company's average monthly turnover rate in its Hybrid Fiber/Coaxial operations was approximately 1.1%.

               Cost and Expenses, Excluding Depreciation and Amortization. In 1995, costs and expenses, excluding depreciation and amortization, were $75,003, an increase of $25,256, or 50.8% in 1995 as compared to 1994. Hybrid Fiber/Coaxial programming expense increased $6,079 due to license fee increases, channel additions, and subscriber growth, primarily due to the acquisition of the Pennsylvania cable system. Additionally, Hybrid Fiber/Coaxial salaries and benefits increased $5,272, primarily due to the acquisition of the Pennsylvania cable system. The remaining increase in costs and expenses for Hybrid Fiber/Coaxial of $2,937 is attributable to various increases in other general operating expenses resulting from the consolidation of approximately 75,420 Pennsylvania cable system subscribers as a result of the acquisition. Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization, increased $8,888, or 35.5% in 1995 as compared to 1994. The primary increases occurred in expenses associated with Tariff 12 long distance sales of $4,068 and long distance carrier expense. Costs and expenses associated with the start-up of the Company's fiber optic network business in Boston and New York City increased $3,648 in 1995. Partially offsetting these increases were decreases of approximately $5,300 in charges related to long distance contract settlement and termination resulting from management's determination that it had adequately provided for such matters in 1994.

               Corporate costs and expenses, excluding depreciation and amortization, increased $2,080, due to the Company's allocable share of professional fees associated with the evaluation of strategic alternatives for enhancing shareholder value, higher salary expense resulting from additional corporate personnel to support the Company's growing operations, and higher bonus expense resulting primarily from the improvement in operating income before depreciation and amortization.

               Depreciation and Amortization. For 1995, depreciation and amortization expense was $22,336, an increase of $12,533 or 127.8% as compared to 1994, primarily due to the consolidation of the Pennsylvania cable system since May 1, 1995.

               Interest Income. Interest income for 1995 was $29,001, an increase of $7,454 or 34.6% as compared to the prior year. The increase is the result of both higher average cash balances and higher yields in 1995. Average cash balances increased primarily as a result of cash transfers by C-TEC to the Company of proceeds received from the sale of C-TEC's cellular operations in September 1994 and from C-TEC's common stock rights offering, which concluded in December 1994. The Company utilized a portion of these fundings from C-TEC for the 1995 acquisition of a 40% interest in Megacable for approximately $84,000 and for the cash portion of the purchase price for the Pennsylvania cable system of approximately $37,000.

               Interest Expense. Interest expense was $16,517 in 1995 as compared to $16,669 in 1994, as debt levels and interest rates were relatively stable.

               Other Income (Expense), Net. Other expense for 1995 was $304, compared to other income of $1,343 in 1994. The change in other (expense) income in 1995 as compared to 1994 is primarily due to the inclusion in 1994 of a gain of approximately $900 on the sale of certain of the Company's Hybrid Fiber/Coaxial operations.

               Income Taxes. The Company's effective income tax rate was 34.6% in 1995 and 38.5% in 1994. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the Consolidated Financial Statements.

               Minority Interest. The 20% minority interest in the income of HomeLink Limited Partnership, a Hybrid Fiber/Coaxial subsidiary, was $(144) in 1995 and $(95) in 1994.

               Equity in loss of Unconsolidated Entities. The equity in the loss of unconsolidated entities in 1995 relates to the Company's share of the losses of Megacable, in which the Company acquired a 40% interest in January 1995. In 1995, Megacable had sales of $20,841, operating income before depreciation and amortization of $8,154 and net income of $5,802.

Liquidity and Capital Resources

               The Company expects that it will require a substantial amount of capital to fund the network development and operations in the Boston to Washington, D.C. corridor, including funding the development of its advanced fiber optic networks, upgrading its Hybrid Fiber/Coaxial plant, funding operating losses and debt service requirements. The Company currently estimates that its capital requirements for the period from September 30, 1997 through mid-1999 will be approximately $380 million, which includes capital expenditures (including connection costs which will only be incurred as the Company obtains revenue-generating customer connections) of approximately $40 million in the last quarter of 1997, approximately $190 million in 1998 and approximately $150 million through mid-1999. These capital expenditures will be used principally to fund the buildout of the Company's fiber optic network in high density areas in the Boston, New York and Washington, D.C. markets and to upgrade its hybrid fiber/coaxial cable systems. To build out these areas on an efficient basis, the Company undertakes a subscriber-driven capital expenditure strategy whereby it (i) closely monitors development of its subscriber base in order to tailor network development in each target market, and (ii) seeks to establish a customer base in advance of or concurrently with its network deployment. For example, the Company offers resale telephone services on an interim basis to customers located near its advanced fiber optic networks. Depending upon factors such as subscriber density, proximity to the advanced fiber optic network and development costs and the degree of success achieved in its initial markets, the Company will determine whether extending its advanced fiber optic network to additional high density target markets can be achieved on an attractive economic basis. In addition to its own capital requirements, the Company's joint venture partners are each expected to contribute approximately $150 million in capital to the joint ventures in connection with development of the Boston and Washington, D.C. markets through mid-1999. There can be no assurance that RCN will enter into its proposed joint venture with PCI; in the event that the joint venture is not established, RCN would be required to secure rights of way and network facilities, which could include substantial costs of construction of a fiber backbone, in order to establish a network in the Washington, D.C. area.

               In October 1997, the Company announced that it had raised $575,000 in proceeds from a high-yield private offering of two tranches of debt securities. The offering was comprised of $225,000 10% Senior Notes and $350,000 11 1/8% Senior Discount Notes, both due in 2007. The proceeds include $60 million of restricted cash to be used to fund the Escrow Account to pay interest on the Senior Notes for three years. Such amounts, along with cash on hand of approximately $183,000 at September 30, 1997, are expected to provide sufficient liquidity to meet the Company's capital requirements through 1999. After 1999, the Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements, and anticipated further operating losses. The actual timing and amount of capital required to roll out the Company's network and to fund operating losses may vary materially from the Company's estimates and additional funds will be required in the event of significant departures from the current business plan, unforeseen delays, cost overruns, engineering design changes and other technological risks or other unanticipated expenses. Due to its subscriber driven investment strategy, should the Company encounter a successful rollout in its initial markets, the Company may accelerate the expansion and extend the reach of its network. Conversely, should the Company be less successful than anticipated, the operating losses associated with the installed network may be higher than anticipated. The Company presently intends to judge the success of its initial rollout in deciding whether to undertake additional capital expenditures to rollout the network to additional areas. Since the Company anticipates that, if it is successful, it will continue to extend its network coverage into additional areas within the Boston-Washington, D.C. corridor, it expects to continue to experience losses and negative cash flow on an aggregate basis for an extended period of time.

               The Company's current joint venture agreements reduce the amount of expenditures required by RCN to develop the network due both to access to the joint venture partners' existing facilities and to the anticipated joint venture partners' equity contributions. However, the joint venture arrangements will also reduce the potential cash flows to be realized from operation of the networks in the markets in which the joint ventures operate and restrict the Company's access to cash flow generated by the joint ventures (which will be paid in the form of dividends). The Company may enter into additional joint ventures in the future as the Company begins to develop new markets.

               Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business. See "Risk Factors--Further Capital Requirements."

               RCN Cable Systems, Inc. and certain of its subsidiaries have in place secured credit facilities comprised of a five- year revolving credit facility in the amount of $25 million (the "Revolving Credit Facility") and an eight-year term credit facility in the amount of $100 million (the "Term Credit Facility"), both of which facilities are governed by a single credit agreement dated as of July 1, 1997. As of September 30, 1997, $100 million of the Term Credit Facility was outstanding. The term loan must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. As of September 30, 1997, $10 million principal was outstanding under the Revolving Credit Facility. Revolving loans may be repaid and reborrowed from time to time. See "Description of the Credit Agreement."

               For the nine months ended September 30, 1997, the Company's net cash provided by operating activities was $7,019, comprised primarily of a net loss of $35,275 adjusted by non-cash depreciation and amortization of $39,135, other non-cash items totaling $(641) and working capital changes of $78. Net cash used in investing activities of $28,087 consisted primarily of additions to property, plant and equipment of $43,890 and acquisitions of $30,490 (primarily acquisition of the minority interest of Freedom) partially offset by sales and maturities of short-term investments of $46,935. Net cash provided by financing activities of $146,493 consisted of transfers to C-TEC of $20,185 partially offset by a change in affiliate notes of $143,627.

               For the year ended December 31, 1996, the Company's net cash provided by operating activities was $23,831 comprised primarily of a net loss of $5,989 adjusted by non-cash depreciation and amortization of $38,881 and other non-cash items totaling $(7,184). Net cash used in investing activities of $9,377 consisted primarily of additions to property, plant and equipment of $40,369, the purchase of a loan receivable of $13,088 and acquisitions of $30,090 (primarily the Freedom Acquisition), partially offset by net sales and maturities of short-term investments of $73,995. Net cash provided by financing activities of $9,391 included the issuance of long-term debt of $19,000, and change in affiliate notes of $32,802, partially offset by the redemption of long-term debt of $44,750.


                            THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

               Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date"
means 5:00 p.m., New York City time, on                           , 1997;
provided, however, that if the Company, in its sole discretion, has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

               As of the date of this Prospectus, $225,000,000 aggregate principal amount of the Old Senior Notes was outstanding and $601,045,000 aggregate principal amount at maturity of the Old Discount Notes was outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about the date set forth on the cover page to all holders of Old Notes at the addresses set forth in the security register with respect to Old Notes maintained by the Trustee. The Company's obligations to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "Certain Conditions to the Exchange Offer" below.

               The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of such extension to the Exchange Agent and notice of such extension to the holders as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

               The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

               Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the Commission thereunder.

Procedures for Tendering Old Notes

               The tender to the Company of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to The Chase Manhattan Bank (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition,
(i) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, (ii) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (iii) the holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT
IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

               Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions").
If Old Notes are registered in the name of a person other than the person signing the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder with the signature thereon guaranteed by an Eligible Institution.

               All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

               If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the Old Notes.

               If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company of its authority to so act must be submitted.

               By tendering, each holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, (ii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes, (iii) if the holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, (iv) neither the holder nor any such other person is engaged in or intends to participate in the distribution of such New Notes and neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of New Notes received in exchange for such Old Notes.

Acceptance of Old Notes for Exchange; Delivery of New Notes

               Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

               In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if certificates representing Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

Interest on the New Notes

               Interest on the Senior Notes (including the New Senior Notes) will accrue at the rate of 10% per annum and will be payable semi-annually in arrears on each April 15 and October 15, commencing on April 15, 1998.

               The Senior Discount Notes (including the New Discount Notes) were issued at a substantial discount from their principal amount. Commencing October 15, 2002, cash interest on the Notes will accrue at the rate of 11 1/8% per annum and will be payable in cash semi-annually on each April 15 and October 15, commencing on April 15, 2003. Prior to April 15, 2003, there will be no periodic payment of interest. No interest will have accrued on the Old Discount Notes on the date of the exchange for the New Discount Notes and therefore no interest will be paid thereon to the holders.

Book-Entry Transfer

               The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Notes by causing the Book-Entry Transfer Facility to transfer such Notes into the Exchange Agent's account in accordance with the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") procedures for transfer. However, the exchange for the Notes so tendered will only be made after timely confirmation of such book-entry transfer of Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant tendering Notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

Guaranteed Delivery Procedures

               If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if
(i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

               Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

               For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any note of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

Certain Conditions to the Exchange Offer

               Notwithstanding any other provisions of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, such acceptance or issuance would violate applicable law or any interpretation of the staff of the Commission.

               The foregoing condition is for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

               In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "TIA").

Exchange Agent

               The Chase Manhattan Bank has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

                                  Deliver To:

                   The Chase Manhattan Bank, Exchange Agent

                              By Mail or By Hand:
                                55 Water Street
                                   Room 234
                                North Building
                           New York, New York 10041

                           Attention: Carlos Esteves

                                 By Facsimile:
                                (212) 638-7375
                                (212) 344-9367

                             Confirm by Telephone:
                        Carlos Esteves: (212) 638-0828

               DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

               The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders. The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

               The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be $250,000.

Transfer Taxes

               Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Consequences of Failure to Exchange

               Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. The Company believes that, based upon interpretations contained in letters issued to third parties by the staff of the Commission, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by each holder thereof (other than a broker-dealer, as set forth below, and any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. If any holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdictions.


                                   BUSINESS

Overview

               RCN is developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected markets in the Boston to Washington, D.C. corridor. The region, one of the most densely populated in the United States, represents approximately 4% of the geography of the U.S., but accounts for over 26% of the telecommunications market based upon the number of telephone access lines. The Company believes that of the estimated 22 million homes in the Boston to Washington, D.C. corridor, approximately 7 to 9 million homes are located in high-density urban and suburban residential areas that will support development of an advanced fiber optic network on an attractive economic basis. RCN believes that its capability to deliver multiple services (telephone, video programming and Internet access) to any given customer on its networks will provide it with competitive advantages over other competitors. RCN's strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of its markets by offering individual or bundled service options, superior customer service and competitive prices.

               RCN's initial advanced fiber optic networks have been established in New York City and, through a joint venture with BECO, in Boston and surrounding communities. RCN recently entered into a letter of intent with PCI, a subsidiary of PEPCO, to form a joint venture to develop an advanced fiber network in the Washington, D.C. area. RCN also benefits from a strategic relationship with MFS/WorldCom in New York City and Boston and from its interconnection and resale agreements with incumbent telephone service providers including Bell Atlantic. RCN believes that these joint ventures and relationships provide it with a number of important advantages including access to rights of way and use of existing fiber optic facilities, the ability to enter its target markets quickly and efficiently and a reduction in the up- front capital investment required to develop its networks. In addition, the Company's joint venture partners provide access to additional assets, equity capital and established customer bases. The Company also benefits from its relationship with its majority shareholder, PKS, the founder of MFS Communications Company, Inc., and from the experience gained by certain of the Company's key employees who participated in the development of MFS Communications Company, Inc.

               As of September 30, 1997, the Company had approximately 247,300 connections which were delivered through a variety of owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. RCN had pro forma revenues and EBITDA of $110.1 million and $23.5 million, respectively, for the year ended December 31, 1996 and $91.9 million and $(9.3) million, respectively, for the nine months ended September 30, 1997. The Company is deploying advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new network facilities. RCN also intends to upgrade certain of its hybrid fiber/coaxial cable systems to enable them to provide the same range of voice, video and data services, including bundled service options. See "--The Delivery Platforms." Since it formally commenced operation of its advanced fiber optic networks in New York City and Boston in September 1996, RCN has built or acquired, through its joint venture with BECO and long term lease arrangements, approximately 300 route miles of fiber optic cable and added approximately 7,100 customer connections to its advanced fiber optic networks. In addition, during the same period the Company added approximately 19,600 wireless video, resold telephone and other connections, the majority of which represent customers that RCN expects to migrate to its advanced fiber optic networks. At September 30, 1997, RCN had (i) approximately 59,600 connections attributable to customers in the New York City and Boston markets, of which approximately 46,100 were wireless video service and other connections and approximately 11,000 were resold telephone connections, and (ii) approximately 183,100 connections attributable to its hybrid fiber/coaxial cable systems in the states of New York (outside New York
City), New Jersey and Pennsylvania, all within 75 miles of New York City. Because it delivers multiple services, RCN reports the total number of its various service connections (for local telephone, video programming and Internet access) rather than the number of customers. See "Business--RCN Services--Connections."

               RCN's extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities provides it with expertise in systems operation and development, an established infrastructure for customer service and billing for both voice and video services and established relationships with providers of equipment and video programming. In addition, the Company's management team and board of directors benefit from experience gained in connection with the management of C-TEC (now Commonwealth Telephone), which prior to September 30, 1997 owned and operated RCN. See "Description of the Distribution and Related Agreements --Background." C-TEC has 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

               RCN seeks to exploit competitive opportunities which have resulted from widespread changes in the U.S. telecommunications industry. Industry sources estimate that annual revenues generated by the U.S. telecommunications industry in 1996 were approximately $210 billion (comprised of $183 billion in telecommunications revenues and $27 billion in cable television revenues). Approximately 50% of such revenue is estimated to be attributable to residential users. RCN believes that density is a critical factor in the effective economic deployment of its networks, and that the Boston to Washington, D.C. corridor is a particularly attractive market for developing advanced fiber optic facilities due to population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities in this region. The Company applies a subscriber- driven investment strategy focusing on subscriber density, proximity to the Company's advanced fiber optic networks and network development costs, in order to determine if the number of potential connections in a target area will permit network development on an attractive economic basis.

Business Strategy

               The Company believes that the opportunity to effectively deploy advanced fiber optic networks and to compete with incumbent telephone and cable television service providers results from several key factors, including the broad deregulation of the telecommunications industry pursuant to the Telecommunications Act of 1996, the need for more advanced, higher capacity networks to meet growing consumer demands for new communications products and services and the superior technology of the Company's networks. In order to achieve its goal of becoming the leading provider of telecommunications, video and data services to residential customers in its target markets, RCN is pursuing the following key strategies:

               o Developing Advanced Fiber Optic Networks.  RCN's advanced fiber optic networks are specifically designed to provide a single source for high speed, high capacity voice, video programming and data services. RCN believes that its high capacity advanced fiber optic networks provide RCN with certain competitive advantages such as increased capacity (including the ability to offer bundled voice, video and data services) and generally superior signal quality and network reliability relative to the typical networks of the incumbent service providers. By using advanced fiber optic networks capable of delivering multiple services, RCN is able to address a larger number of potential subscriber connections in its target markets than incumbent service providers which typically provide only single or limited services.

               o Focusing on Residential Customers in High Density Markets.
                 RCN seeks to be the first operator of an advanced fiber optic network providing voice, video and data services to residential customers in each of its target markets. RCN believes that it is unique in its markets in offering a wide range of bundled voice, video and data services to customers in residential areas and in striving to connect residential customers directly to its advanced fiber optic networks. RCN also believes that residential customers will be attracted to lower prices, broader service offerings, enhanced levels of customer care and consumer choice. Although the Company's primary focus is on residential customers, RCN also serves certain commercial accounts which are located on or in close proximity to its networks.

               o Implementing Subscriber-Driven Investment Strategy.  RCN
                 attempts to efficiently deploy its capital by tying facility development to the procurement of customer connections. In order to promote its presence in its markets and to develop a subscriber base for its advanced fiber optic networks, the Company may provide telephone services to customers located near its advanced fiber networks by first reselling services, and then by establishing leased facilities (such as unbundled local loops), in advance of constructing or extending its networks. RCN also provides wireless video services to approximately 38,900 customers in New York City with a view to extending the advanced fiber optic network to service many of these existing customers.

               o Utilizing Strategic Alliances and Existing Facilities to
                 Speed and Reduce Cost of Entry. By utilizing strategic alliances, RCN is able to enter the market quickly and efficiently and to reduce the up- front capital investment required to develop its networks. Through alliances with companies such as BECO, PCI and MFS/WorldCom, which provide or are expected to provide RCN with extensive fiber optic networks or other assets, and by utilizing certain components of its own existing cable television infrastructure, RCN has been able to expedite and reduce the cost of market entry and business development and has created the opportunity to leverage existing customer relationships.

               o Offering Bundled Voice and Video Services.  RCN believes that, as a full service voice and video programming provider, it will be able to offer a single-source package of voice, video and data services, individually or on a bundled basis, which is not yet generally available from any incumbent telephone, cable or other service provider. In addition, services provided over RCN's advanced fiber optic networks are generally priced at competitive rates as compared to the incumbent service providers.

               o Providing Superior Customer Service.  RCN seeks to provide superior customer service as compared to incumbent service providers, with service features such as a 24-hour-a-day call center and quality control system, on-time service guarantees and bundled service offerings, providing the consumer with added choice and convenience.

Industry Overview--Market Opportunities in Telecommunications

               Overview of Incumbent Service Providers

               The telecommunications industry today is dominated by the incumbent LECs and cable television companies and by the IXCs. Typically, only the incumbent LECs and cable television companies have a last mile connection to their customers (with the exception of a small number of "competitive access providers" (or "CAPs"), whose networks and operations have been targeted almost exclusively at medium to large commercial users).

               The distribution networks and customer connections of the incumbent LECs can typically be characterized as a low capacity, high reliability systems based upon copper twisted-pairs. Although telephone service has relatively modest capacity requirements, the provisioning of switch-based usage is a complex and difficult process. The incumbent LEC telephone networks were constructed over a hundred-year period under a regulatory regime which placed a premium upon reliability and universal service, but which did not make significant advancement in terms of network or operating efficiency. While the incumbent LECs have begun to expand the amount of fiber optic facilities in their networks, the basic local exchange systems have remained largely unchanged and are typically unable to deliver higher capacity services such as video or high speed Internet connections. These limitations, together with the significant investment imbedded in the existing systems and the magnitude of the costs of an extensive upgrade of such systems, have discouraged the incumbent LECs from expanding their service offerings or comprehensively deploying new networks. Instead, the incumbent LECs have concentrated their development efforts primarily on re-entering the long distance business (which can be done with a relatively modest investment).

               The distribution networks and customer connections of cable television operators can typically be characterized as one-way, medium to high bandwidth systems with generally lower reliability and integrity than the incumbent LECs' telephone networks. The initial construction phase of the cable networks was characterized by the rapid building of a subscriber base and the cost-effective coverage of a broad service area, rather than providing a framework for a wide range of high-capacity services with the necessary reliability for delivery of telephone services. Accordingly, most existing cable television systems do not typically have the capacity or architecture to enter into the telephony business, nor do their operators typically have the experience or infrastructure to quickly or effectively enter into the provisioning of switch-based, usage sensitive services.

               The data services industry is a relatively new and growing business segment developed to meet consumer needs arising from the rapid growth of initially simple services such as fax transmission to increasingly complex and capacity consuming uses, such as local area networks and Internet access, video teleconferencing and other high bandwidth applications. Increasingly, demand for telecommunications services relating to data transmission will require higher capacity platforms to deliver highly complex material (including interactive applications) at speeds which will maximize and promote rather than inhibit the utility of such services.

               Widespread Changes in Telecommunications Industry

               Both the telephone and cable television segments of the telecommunications industry as well as overall network capacity requirements are currently undergoing widespread changes brought about by, among other things, (i) decisions of federal and state regulators which have opened the monopoly local telephone and cable television markets to competition; (ii) the ensuing transformation of the previously monopolistic telecommunications market controlled by heavily regulated incumbents into a consumer-driven competitive service industry; and (iii) the need for higher speed, higher capacity networks to meet the increasing consumer demand for expanded telecommunications services including broader video choices and high speed data and Internet services. The convergence of these trends and the inherent limitations of most existing networks have created opportunities for new types of communications companies capable of providing a wide range of voice, video and data services through new and advanced high speed, high capacity telecommunications networks.

               Opening of Telecommunications Markets

               Divestiture of the Bell System. Until the passage of recent federal legislative reform and other state and federal regulatory efforts to expand competition into the local telephone market, the structure of the U.S. telecommunications industry was shaped principally by the 1984 court-supervised divestiture of local telephone services from AT&T (the "Divestiture") and other judicial and regulatory initiatives which were designed primarily to implement structural and technical industry changes through which competition could develop in the long distance market. Under this structure, the Regional Bell Operating Companies ("RBOCs") and certain other LECs were permitted to retain their monopolies in the provision of local exchange services, but were required to connect their local subscribers to the long distance services of AT&T and other IXCs. Under this regime, two distinct industry segments developed; competitive IXCs, which offered subscribers long distance telephone services between judicially defined local access and transport areas ("LATAs"), and monopoly LECs, which offered subscribers local and toll services within judicially defined LATAs, including connection (or "access") to IXCs for interLATA long distance services. As a result, the long-distance business became intensely competitive, with low barriers to entry and many service providers competing in a commodity-type market, while providers of local exchange services continued to face relatively little competition.

               Deregulation of Local Telephone Services. After the structural and technical network changes were put in place following the Divestiture to give IXCs other than AT&T "equal access" to the local exchange facilities of the monopoly incumbent LECs, and with robust long distance competition began to provide consumers with diverse services and lower rates, regulatory policy gradually began to examine whether the competitive benefits which were being experienced in the long distance marketplace as a result of Divestiture should be expanded to local exchange services. While a small number of states and the FCC had already adopted rules and regulations which opened certain limited and discrete segments of the local exchange market to competition from CAPs and CLECs offering primarily dedicated high-speed private line and some local switching services to large business users, the passage of the 1996 Act in February 1996 codified the pro-competitive policies on a national level and required both the FCC and the state regulatory commissions to adopt dramatic and sweeping changes in their rules and regulations in furtherance of those policies. The 1996 Act required regulators to remove market entry barriers and to enable companies like RCN to become full service providers of local telephone service by, among other things, mandating that the incumbent LECs provide interconnection and competitively priced network facilities to competitors. In addition, the 1996 Act permits the incumbent LECs to offer long distance interLATA services in competition with IXCs once they have demonstrated that they have implemented changes to permit economically efficient competition in their local markets for both business and residential services. Re-entry into the long distance market has become a central objective to all of the incumbent LECs due to the relatively modest capital investment required and the prospect of attaining substantial operating efficiencies in offering these services, as opposed to the extensive network overhaul and the magnitude of the capital requirements that would be necessary for the incumbent LECs to enter into video or other high-bandwidth services using their own facilities. Although the incumbent LECs have begun to expand the amount of fiber facilities in their networks, the incumbent LEC networks are still largely copper wire-based, which limits their ability to expand into video programming and other high capacity services.

               Deregulation of Cable Television. Unlike the local telephone market, the cable television market is not subject to regulatory or statutory prohibitions on competition. Nevertheless, competition to incumbent franchised cable television operators has developed in only a handful of markets nationwide. To facilitate competition in the cable television industry, the FCC developed a common carrier "video dialtone" (or "VDT") alternative to franchised cable operation which would permit local telephone companies to construct and operate transmission networks for the distribution of video programming in competition with incumbent cable operators. Legal and procedural challenges, however, as well as the significant financial and other resources necessary to construct and operate such facilities, served to delay implementation of this competitive alternative and to discourage many of the incumbent LECs (and others who had been active proponents of VDT) from actually entering into the video market. While its larger incumbent local telephone provider competitors largely scaled back their plans to compete in the video market, RCN did lead efforts to bring competition to the video programming market by initiating fiber-optic based video programming distribution in Boston and New York City under the VDT framework using the existing network transmission services of MFS/WorldCom.

               During the period in which the FCC endeavored to adopt and implement its VDT policies as a vehicle for telephone companies to enter the video market to provide competition in the cable industry, Congress also experienced growing frustration at the lack of competition in the cable industry and, in the absence of any significant competitive pressures to improve the situation, passed legislation in 1992 providing for the regulation of certain cable rates. Subsequently, as part of its general goal of supplanting regulation with competition, the 1996 Act took further steps to provide alternative regulatory structures to encourage entry into the multichannel video programming distribution market. Given the lack of success of the FCC's VDT efforts, Congress required that the VDT rules be terminated and instead that the FCC adopt rules to implement a new "Open Video Systems" ("OVS") structure for telephone companies or others to deliver video services through their networks. The OVS structure was specifically designed by the Congress and the FCC to encourage more competition to local cable television providers. Among other efforts to remove barriers which had discouraged competition from developing in the video market, the 1996 Act specifies that OVS providers, and any video programming providers ("VPPs") that lease facilities from such OVS providers, may offer video services without obtaining a local cable television franchise. Certain other obligations similar to those placed on cable television operators, such as a gross receipts fee and the transmission of public, educational and government programming, will also apply to OVS providers.

               Demand for High Speed, High Capacity Telecommunications Services. The Company believes that, as a result of increased competition and the development of new telecommunications products and services, the telecommunications market has become increasingly consumer-driven, and pricing, service quality and customer service are becoming more important than loyalty to the incumbent providers. However, due to the inherent bandwidth limitations of the existing copper wire networks, the incumbent LECs would be required to undertake significant capital expenditures in order to offer high speed, high capacity services and, to date, have instead focused primarily on reentering the long distance business which can be provisioned over their existing facilities with modest investment. Similarly, constraints of traditional coaxial cable television systems and lack of necessary infrastructure have limited cable operators from offering switch-based, usage sensitive services such as telephone and certain data services. As a result, newly constructed facilities such as RCN's advanced fiber optic networks provide a superior platform for providing cost effective, high speed, high capacity telecommunications and enhanced telecommunications services.

               The RCN Opportunity. The incumbent local telephone and cable television providers have to date generally been slow to expand their services beyond their traditional lines of business due primarily to the fundamental limitations of their existing networks. In particular, the LECs have generally not offered video programming services, nor have the incumbent cable operators generally entered the telephone services market. RCN believes that it will be able to offer a single-source package of bundled voice, video and data services which are not yet generally available from any incumbent telephone, cable or other providers. In addition, most of the other new competitive entrants, including most CLECs, have focused almost exclusively on providing telephone service to medium to large commercial customers and have tailored the coverage area of their networks and the configuration of their business operations to provision services accordingly. As a result, CLECs have generally not yet begun to offer their telephone services to the residential marketplace, or expanded their offerings to include video programming services. Similarly, while a number of companies have begun to market wireless alternatives to cable television service, those companies have not generally begun to offer telephone services to their customers. Accordingly, RCN believes that it is well-positioned to take advantage of the new regulatory and market environment. By combining the enhanced telephone and data services offered by CLECs with high quality video programming, RCN acts as a single source provider of a wide range of voice, video and data services to the residential market as well as to select institutional and commercial customers with ready access to its facilities. RCN's integrated service offerings are available either individually or in bundled packages, providing the consumer with added choice and convenience. RCN's bundled services are provided using state-of-the-art technology and are generally provided at competitive prices and with superior customer service as compared to RCN's existing competitors. As such, RCN believes that it is poised to become an effective competitor in each of its markets.

RCN Services

               RCN provides a wide range of local and long distance telephone, video programming and data services, both individually and in bundled service options.

               RCN provides these services through a range of facilities including its advanced fiber optic networks in New York City and Boston, a wireless video system in New York City, its hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and
Pennsylvania, and resale local and long distance telephony services.

               Connections. The following table summarizes the development of RCN's subscriber base:

                                                                            As of
                                                       -----------------------------------------------
                                                       12/31/96      3/31/97      6/30/97      9/30/97
                                                       --------      -------      -------      -------

Connections(1)
Advanced Fiber Optic Networks
 Voice............................................           --           --          370        1,909
 Video............................................           --           --        1,060        4,870
 Internet.........................................           --           --           81          326
                                                        -------      -------      -------      -------
   Subtotal.......................................           --           --        1,511        7,105
 Resold Voice.....................................        1,875        2,315        4,672       10,953
 Wireless Video & Other (2).......................       40,162       43,616       46,668       46,053
   Total RCN Telecom..............................       42,037       45,931       52,851       64,111
                                                        -------      -------      -------      -------
 Hybrid Fiber/Coaxial Cable Operations(3).........      179,932      180,169      181,790      183,145
                                                        -------      -------      -------      -------
 Total connections................................      221,969      226,100      234,641      247,256
                                                        =======      =======      =======      =======

---------------
(1) Because RCN delivers multiple services, the Company accounts for its customer activity by the number of individual local telephone, video programming or Internet access services, or "connections", purchased. Consequently, a single customer purchasing local telephone, video programming and Internet access constitutes three connections.

(2) Includes approximately 38,900 wireless connections. RCN classifies connections provided over advanced fiber optic networks within the "Other" category until the relevant network is capable of providing voice, video and data services, including local telephone service through an RCN switch. "Other" also includes, among other things, wireline video connections serving the University of Delaware (4,474 connections at September 30, 1997).

(3) In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable Systems in the Lehigh Valley area.

    Set forth below is a brief description of RCN's services:

                Voice. RCN offers full-featured local exchange telephone service, including standard dial tone access, enhanced 911 access, operator services and directory assistance in competition with the incumbent local exchange providers and CLECs. In addition, RCN offers a wide range of value-added services, including call forwarding, call waiting, conference calling, speed dial, calling card, 800-numbers and voice mail. RCN also provides Centrex service and associated features. RCN's local telephone rates are generally competitive with the rates charged by the incumbent providers. As of September 30, 1997, RCN had approximately 1,900 telephone service connections on its advanced fiber optic networks and approximately 11,000 customers for resold telephone service.

               Through its RCN Commercial division ("RCN Commercial"), RCN provides long distance telephone services, including outbound, inbound, calling card, and operator services. These services are offered to residential and business customers. At September 30, 1997 RCN Commercial had approximately 13,600 customers. In the future RCN intends to offer long distance telephone service predominantly to customers whom it expects will eventually be connected to its own facilities.

               Video Services. RCN offers a diverse line-up of high quality basic, premium and pay-per-view video programming. Depending on the system, RCN offers from 61 to 110 channels. RCN's basic video programming package provides extensive channel selection featuring all major cable and broadcast networks. RCN's premium services include HBO, Cinemax, Showtime and The Movie Channel, as well as supplementary channels such as HBO 2, HBO 3 and Cinemax 2. RCN's StarCinema, available on the Company's advanced fiber optic networks, utilizes the latest "impulse" technology allowing convenient impulse pay-per-view ordering of the latest hit movies and special events instantly from the customer's remote. RCN's "Music Choice" offers 30 different commercial-free music channels delivered to the customer's stereo in digital CD quality sound.

               As of September 30, 1997, RCN had approximately 4,900 subscribers for its video programming services provided over advanced fiber optic networks in New York City and Boston. As of such date, RCN also had approximately 38,900 connections attributable to the wireless video system and approximately 183,100 connections attributable to the hybrid fiber/coaxial cable systems.

               RCN also acts as a provider of DirecTV direct broadcast satellite service to multiple dwelling units ("MDUs") in New York City. DirecTV allows RCN to deliver an additional 175 channels of programming including exclusive sports programming.

               Internet Access and Data Transmission. RCN's StarPass Internet service provides access for personal computers to RCN's advanced fiber optic network for a reliable high speed connection to provide access to electronic mail, World Wide Web, Internet chat lines and newsgroups and remote access and file transfer services. RCN provides data transmission services over its advanced fiber optic network either via two-way dial-up modem over traditional telephone lines or via cable modem utilizing RCN's high capacity network. RCN also offers private line point-to-point data transmission services such as DS-1 and DS-3 with the capability to provide higher speed connections as well.

               Migration of Customers to Advanced Fiber Networks

               RCN provides wireless video services to customers located near its advanced fiber optic network in New York City and provides resale telephone service with a view to extending the advanced fiber optic network and fully activating RCN's own telephone switches to service many of those customers. As RCN's advanced fiber optic network is extended into these areas or buildings, customers receiving wireless video service in New York City will be switched to the advanced fiber optic network from the wireless video network, and the wireless video equipment will be used to provide service to other customers in off-network premises. Similarly, as the advanced fiber optic network is developed and switches are deployed, voice customers will be switched to the advanced fiber optic network from resale accounts, thereby allowing RCN to gain additional revenue from originating and terminating access fees and larger margins and to control the related services and service quality.

Strategic Relationships

               RCN has developed a number of strategic alliances and relationships in order to provide it with early entry and to reduce the cost of entry into the market for telecommunications services. RCN expects to continue to pursue opportunities that may be afforded by entering into strategic alliances to facilitate network expansion and entry into new markets.

               Relationship with MFS/WorldCom

               RCN commenced development of its communications network by entering into lease arrangements with MFS/WorldCom, allowing RCN initial access to fiber optic networks owned by MFS/WorldCom in Boston and New York City. Through a construction cooperation agreement with MFS/WorldCom under which MFS/WorldCom has agreed to install segments of RCN's network, RCN has also been able to reduce the cost and time of installation of fiber in New York City and Boston. Under certain other agreements, MFS/WorldCom has also agreed to support RCN's efforts to implement OVS Service and to provide RCN with local switched voice and data services for RCN's voice service business. The following describes the terms of the main agreements between MFS/WorldCom and RCN:

               Fiber Agreements. RCN, through its affiliates, has entered into Fiber Agreements (the "Fiber Agreements"), each dated May 8, 1997, with MFS/WorldCom, which owns or has the right to use certain fiber optic network facilities (the "Fiber Optic Facilities") in the Boston, Massachusetts and Borough of Manhattan, New York, New York markets (the "Service Areas"). Pursuant to the Fiber Agreements, MFS/WorldCom (i) will construct and provide extensions connecting the Fiber Optic Facilities to buildings designated by RCN (the "Extensions") and (ii) has granted to RCN the right to use certain dedicated fibers in the Fiber Optic Facilities and the Extensions, except that RCN may not use such facilities to deliver telephone services to commercial customers in the Service Areas. In return, RCN has reimbursed MFS/WorldCom for the costs MFS/WorldCom incurred to install, construct and acquire the Fiber Optic Facilities constructed prior to March 31, 1997. RCN has further agreed to pay all of the costs MFS/WorldCom incurs to (i) install, construct and acquire the Fiber Optic Facilities constructed between March 31, 1997 and May 8, 1998 and the Extensions, and (ii) maintain, and support RCN's use of, the Fiber Optic Facilities and the Extensions. Unless earlier terminated upon the occurrence of certain events set forth therein, including a change of control of RCN, the Fiber Agreements terminate by their terms on January 1, 2007, provided that (i) at such time the parties may agree to extend the Fiber Agreements for up to 10 years or enter into other alternative arrangements, and (ii) under certain circumstances, MFS/WorldCom is required to transfer the Extensions to RCN.

               Video Agreement. In connection with the Fiber Agreements, affiliates of RCN and MFS/WorldCom have entered into the Video Agreement dated May 8, 1997 (the "Video Agreement"). Pursuant to the Video Agreement, MFS/WorldCom has agreed to use its reasonable good faith efforts to continue to operate its video transport service until (a) RCN implements OVS services in the Service Areas, (b) an order is issued by a regulatory authority prohibiting the Video Agreement or terminating the OVS Certificates, (c) the termination of the applicable Fiber Agreement in the applicable Service Area, or (d) December 31, 1997. In consideration, RCN has agreed to reimburse MFS/WorldCom for any obligations imposed upon MFS/WorldCom in connection with its provision of Video Transport Service to RCN and, in the event RCN does not implement OVS Service prior to December 31, 1997, RCN will pay MFS/WorldCom 15% of RCN's gross video receipts in the Service Areas earned since October 1995. RCN has already implemented OVS Service in Boston, and management anticipates that RCN will implement OVS Service in New York City on or before December 31, 1997, and that in any event, amounts payable to MFS/WorldCom under the Video Agreement are not expected to exceed $700,000 as of December 31, 1997. The Video Agreement allows RCN to continue to operate its business during the transition from the MFS/WorldCom video transport service platform to the RCN OVS platform.

               Telephone Service to Reseller Agreements. RCN and MFS/WorldCom, through their affiliates, have also entered into Telephone Service to Reseller Agreements (the "Telephone Service Agreements") pursuant to which MFS/WorldCom has agreed to provide to RCN local switched voice and data services. In exchange for MFS/WorldCom's services under the Telephone Service Agreements, RCN will pay to MFS/WorldCom on a monthly basis MFS/WorldCom's wholesale price for Telephone Service as determined from time to time by MFS/WorldCom. The Telephone Service Agreements expire on January 1, 2000.

               BECO Joint Venture

               In September 1996, RCN and BECO, through wholly owned subsidiaries, entered into a letter of intent to form a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. The venture, in the form of an unregulated entity with a term expiring in the year 2060, was formed pursuant to a joint venture agreement dated December 23, 1996 (the "Boston Joint Venture Agreement") providing for the organization and operation of RCN-BECOCOM, LLC ("RCN-BECOCOM"). RCN-BECOCOM is a Massachusetts limited liability company organized to own and operate an advanced fiber optic telecommunications network (the "Network") and to provide, in the market in and around Boston, Massachusetts (the "Boston Market"), voice, video and data services, as well as the communications support component of energy related customer services offered by BECO (collectively, the "Boston Services"). RCN, through RCN Massachusetts, owns 51% of the equity interest in RCN-BECOCOM and BECO, through a subsidiary, owns the remaining 49% interest.

               The closing of the transactions contemplated by the Boston Joint Venture Agreement occurred on June 17, 1997. At the closing, (i) RCN transferred to RCN-BECOCOM its business of providing Boston Services; (ii) BECO transferred to RCN-BECOCOM access to and use of certain existing BECO facilities; (iii) RCN and BECO made initial cash capital contributions to RCN-BECOCOM; and (iv) the parties and/or their affiliates executed and delivered (a) the Amended and Restated Operating Agreement of RCN-BECOCOM (the "Operating Agreement"); (b) the Construction and Indefeasible Right of Use Agreement (the "IRU Agreement"); (c) the Management Agreement (the
"Management Agreement"); (d) the Exchange Agreement (the "Exchange Agreement"); and (e) the Joint Investment and Noncompetition Agreement (the "Joint Investment Agreement").

               Pursuant to the Operating Agreement, RCN and BECO are required to make any additional capital contributions required by RCN-BECOCOM's annual budget on a 51%/49% basis. The annual budget will be prepared by RCN and is subject to review by each member of RCN-BECOCOM. In addition, certain fundamental business actions, such as mergers, material acquisitions, sales of substantially all of the assets, issuances of equity, liquidation or bankruptcy, material capital expenditures, material affiliate transactions, material debt incurrence, capital distributions and similar transactions require the approval of RCN and BECO. In the event a deadlock arises relating to a merger, reorganization, issuances of equity, liquidation or bankruptcy, amendments to the organizational documents or an expansion of operations of RCN-BECOCOM beyond those contemplated by the Operating Agreement, the disputing party will either sell its interest or purchase the other party's interest in the joint venture. In the event of a deadlock relating to other fundamental business actions or relating to the annual budget, the matter will be submitted to arbitration. Neither RCN nor BECO may transfer its interest in RCN-BECOCOM until June 17, 2000 without the other's written consent. After such date, each party has the right to purchase the interest proposed to be sold by the other party. If a party proposes to sell more than 33% of its interest, the other party has "tag-along" rights to sell a proportionate share of its interest. In the event a member's interest becomes less than 25%, the other members have the option to purchase such interest at fair market value. Upon a change in control of either RCN Massachusetts or BECOCOM, the other party has the right to purchase all of the equity interest in RCN-BECOCOM for fair market value, as determined by an appraisal proceeding.

               RCN will manage the business of RCN-BECOCOM pursuant to the terms of the Management Agreement and, in consideration therefor, will receive reimbursement for its reasonable costs, and a performance-based fee (based on factors including the number of subscribers and operating cash flow) to be determined by agreement of RCN and RCN-BECOCOM. The initial term of the agreement expires on December 31, 2001. The agreement provides for automatic successive three-year renewal periods, unless notice is given ninety days before the end of the period.

               Pursuant to the IRU Agreement, BECO will, for certain agreed upon fees, (i) provide construction services to build out the Network, (ii) make available to RCN-BECOCOM (a) all of the available capacity of BECO's existing fiber backbone, and (b) the ability to use BECO's real estate, poles, easements and other interests for the construction and operation of the Network and (iii) maintain the Network. BECO's construction obligations expire on June 17, 2007 and the term of the IRU Agreement generally expires on December 31, 2060. One year before each respective expiration date, BECO agrees to commence good-faith negotiations to extend construction obligations beyond June 17, 2007 and to allow continued use of BECO's facilities beyond December 31, 2060.

               Under the Joint Investment Agreement, BECO will have the right to acquire up to a 20% equity interest in any joint venture between RCN and an electric utility company formed to provide any services similar to the Boston Services in New England outside the Boston Market. BECO's joint investment right shall terminate (i) upon BECO's stake in RCN-BECOCOM dropping below a 1/3 interest and (ii) on the later to occur of (a) June 17, 2002 or (b) two years after RCN's stake in RCN- BECOCOM falls below a 1/3 interest. The agreement also provides that neither RCN, BECO nor their affiliates will be permitted to be involved in any other enterprise providing services similar to the Boston Services in the Boston Market. This covenant not to compete will survive for a period of two years after either party is no longer a member of RCN-BECOCOM.

               Pursuant to the Exchange Agreement, BECO will have the right at the time of the Distribution and every two years thereafter to convert its ownership interest in RCN-BECOCOM into the Common Stock of RCN pursuant to specific terms and conditions, including exercise periods, appraisal procedures and restrictions specifically set forth in the Exchange Agreement. The number of shares of RCN Common Stock to be issued to BECO will be determined by dividing (i) the appraised value of BECO's interest in RCN-BECOCOM by (ii) the average closing trading price of Company Common Stock over a period prior to the conversion. If BECO exercises its conversion rights during the election period immediately following the Distribution, then for purposes of that conversion, BECO may, in lieu of an appraisal proceeding, exchange the amount of its cash contributions in 1997 for Company Common Stock at a 5% discount from the prevailing market price. If BECO exercises its conversion rights, BECO will remain obligated to make 49% of all cash contributions by the parties and any cash contributions made after conversion will result in it owning a portion of RCN-BECOCOM based on the value of RCN-BECOCOM at the time of the contribution. BECO may exercise its conversion rights in whole or in part from time to time. BECO's right to convert its joint venture interest into Company Common Stock is subject to certain limitations designed to ensure that the conversion does not jeopardize the tax free nature of the Distribution. In the event BECO is unable to convert any portion of its interest as a result of such limitations, BECO has the right to require RCN to purchase such portion. Subject to certain restrictions set forth in the Exchange Agreement, BECO will also be entitled, upon exchanging its investment interest in RCN-BECOCOM for Company Common Stock, to customary registration rights with respect to such shares.

               RCN expects to benefit from the ability to utilize BECO's large fiber optic network, its focus on innovative technology, its sales and marketing expertise and its reach into the market. In the future, the venture may expand into energy management and property monitoring services. Starting in Boston, the joint venture partners will consider further expansion into surrounding markets. RCN anticipates that as a result of its access to the extensive BECO network, RCN's reliance on and utilization of MFS/WorldCom facilities in Boston will be reduced significantly.

               Washington Joint Venture

               On August 1, 1997, RCN Telecom Services Inc., a subsidiary of RCN, and PCI, a wholly-owned subsidiary of PEPCO, entered into a letter of intent (the "Letter of Intent") to form a joint venture (the "Washington Joint Venture") which will own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the Washington, D.C. Market. The parties contemplate that the Washington Joint Venture will be in the form of an unregulated limited liability company, with a perpetual term, owned 50% by RCN and 50% by PCI.

               Pursuant to the Letter of Intent, the parties have agreed to negotiate a definitive operating agreement (the "Definitive Agreement") within 60 days of the Letter of Intent or such later time as may be agreed by the parties. The negotiation period has been extended twice, each time by 30 days. It is contemplated by the parties that each will, within 30 days of execution of the Definitive Agreement, make an initial cash capital contribution to the Washington Joint Venture of $12,500,000. In addition, it is contemplated that each party will contribute certain assets, contract rights and experience to the venture. In particular, RCN is expected to contribute certain customer accounts and building access agreements in the Washington D.C. Market and will provide the Washington Joint Venture with the benefit of certain agreements with suppliers of programming, telecommunications equipment and other products and services (the "RCN Agreements") at RCN's cost on commercially reasonable terms; PCI is expected to make available to the joint venture access to and use of certain existing facilities pursuant to a Fiber Use Agreement and other agreements to be negotiated between the parties on commercially reasonable terms. The parties expect to enter into certain additional agreements, including a Support Services Agreement whereby RCN will provide certain support services to the Washington Joint Venture at RCN's cost for an interim period, and an agreement providing the Washington Joint Venture with the benefit of the RCN Agreements at RCN's cost.

               Pursuant to the Letter of Intent, RCN and PCI will be required to make additional capital contributions required by the Washington Joint Venture's annual budget. In the event that either party fails to make a required capital contribution, the other party shall have the option to make the capital contribution, and the parties' ownership interests in the venture will be adjusted accordingly.

               The Washington Joint Venture is expected to be managed by a committee (the "Members Committee") on which RCN and PCI will have equal representation. The Members Committee will, among other things, review and approve the venture's operations and the implementation of plans and budgets, and approve certain agreements with a value in excess of $50,000. The Definitive Agreement is expected to contain customary transfer provisions and deadlock resolution provisions.

               The closing of the venture will be subject to, among other things, the completion of a satisfactory due diligence review by both parties, approval by each party's board of directors, execution of the definitive agreements and certain regulatory and other approvals. There can be no assurance that these transactions will be successfully completed. In the event they are not completed, the Company would be required to secure rights of way and network facilities, which could include substantial costs of construction of a fiber backbone, in order to establish a network in the Washington, D.C. area.

The Delivery Platforms

               Overview of Advanced Fiber Optic Networks

               RCN's advanced fiber optic networks in Boston and New York City are, and RCN expects that its future networks will be, designed to support voice, video and data services via a switched, fiber-rich network architecture. The Company's full service advanced fiber optic networks in Boston and New York City consist of owned or leased fiber optic cables, local and long distance digital switches, video headends, video and voice transmission and distribution equipment and associated wiring and network termination equipment. The Company's local telephone switching network (consisting of Lucent 5ESS-2000 switches) is installed and fully operational in Boston and in New York City. The networks' leased fiber optic cables make up the fiber backbone, which acts as the common signal transport medium for both digital signals (voice and data) and analog signals (video). In both New York City and Boston, the digital backbone transmission network utilizes synchronous optical network ("SONET") self- healing rings that provide high speed, redundant connections for the delivery of RCN's voice and data services. Facility connections from the backbone network to individual buildings or service areas are provided by either leased facilities provided by MFS/WorldCom, BECO or the incumbent LEC, or through RCN- owned fiber.
RCN's fiber backbone includes over 5,267 fiber miles in New York City and over 3,352 fiber miles in Boston. RCN owns two switches (one in Boston and one in New York City) and two General Instrument video headends that are installed and in service in both Boston and New York City. As of September 30, 1997, RCN has connected 400 buildings (339 in NYC and 61 in Boston) to its facilities.

               Fiber optic systems are suitable for transmission of digitized voice, data, video or a combination of these types of information. The main benefits of deploying fiber in place of traditional coaxial cable or copper wire result from its greater capacity, increased functionality, smaller size and decreased requirements for periodic amplification of the signal. These factors contribute to lower installation and maintenance costs and increase the variety and quality of the service offerings. The inherent bandwidth limitations of twisted pair copper wire historically used in telephone networks present a substantial obstacle to the use of existing telephone networks to provide video programming services. Although coaxial cable provides substantially greater bandwidth than twisted pair copper wire, fiber optic cable provides substantially greater bandwidth than coaxial cable. Consequently, newly constructed fiber networks such as RCN's provide a superior platform for delivering high speed, high capacity voice, video and data services as compared to systems based on copper wire or coaxial cable networks.

               The fiber cable utilized by RCN's networks has the increased capacity and bandwidth necessary for complex data and video transmission. The fiber optic cable typically contains between 12 and 288 fiber strands, each of which is capable of providing many telecommunications channels or "circuits". Depending on transmission electronics, a single pair of glass fibers on RCN's networks currently can transmit tens of thousands of simultaneous voice conversations, whereas even with multiplexing equipment a typical pair of copper wires can carry a maximum of 24 simultaneous conversations. Although the LECs commonly use copper wire in their networks, they are currently deploying fiber optic cable to upgrade portions of their copper based network, particularly in areas served by RCN. RCN expects that continuing development in communications equipment will increase the capacity of each optical fiber, thereby providing even more capacity at relatively low incremental cost.

               As the Company's network is further developed, it will be dependent on certain strategic alliances and other arrangements in order to provide the full range of its telecommunication service offerings. These relationships include RCN's arrangements with MFS/WorldCom to lease portions of MFS/WorldCom's fiber optic network in New York City and Boston, RCN's joint venture with BECO under which the Company has access to BECO's extensive fiber optic network in Greater Boston, RCN's proposed joint venture with PCI, a subsidiary of PEPCO and RCN's arrangements to lease Bell Atlantic unbundled local loop and T-1 facilities. See "Strategic Relationships" and "Voice Services Advanced Fiber OpticNetworks". Any disruption of these arrangements and relationships could have a material adverse effect on the Company.

               Voice Services

               Advanced Fiber Optic Networks.   The Company's advanced fiber
optic networks in New York City and Boston utilize a voice network that supports both switched and non-switched (private line) services. Individual buildings are connected to the network backbone via fiber extensions that are generally terminated on SONET equipment, which provide redundant and fail-safe interconnection between the building and the RCN central office or switch location. In situations where fiber extensions are not yet available, interim facility connections can be provided by leasing special access facilities through a leasing arrangement with MFS/WorldCom or the incumbent LEC. In this regard, RCN has in place arrangements which allow it to lease certain facilities owned by the incumbent LECs (unbundled local loops and T-1 facilities) to provide voice services. This enables RCN to provide voice and data services to off-net subscribers who are not physically connected to RCN's advanced fiber optic network. As RCN's network expands to reach more areas within a target market, subscribers served by these temporary connections will be migrated to RCN's advanced fiber optic network. Within a building (or small grouping of buildings) a voice service hub is established by installing an Integrated Digital Loop Carrier ("IDLC") device, which acts as the point of interface between the SONET backbone facility and the intra-building wiring. Each IDLC is installed with a standby power system and is capable of serving up to 672 lines. The IDLC is capable of supporting a wide range of both non-switched services (DS-1, digital data) and switched voice services and features including ISDN, Custom Calling and CLASS features. Within each building, internal wiring (twisted pair copper cable) connects the IDLC to the customer premises and the customer-owned telephone equipment. In certain instances, voice service is extended to other buildings in the building group or cluster via either fiber optic cable or twisted pair copper cable. At the time of initial wiring, RCN generally installs wiring in excess of its initial requirements, in order to meet future subscriber demand.

               Video Programming

               Advanced Fiber Optic Networks.   There are presently two video
headend locations within RCN's advanced fiber optic networks in New York City and Boston. The video headends consist of optical transmitters, optical receivers, satellite receivers, signal processors, modulators, encoding equipment and network status monitoring and automated tape distribution equipment. From the headend, the video signal is distributed to individual fiber nodes or receivers via the same fiber cable backbone used to deliver the voice and data service. The fiber cable terminates in a fiber optic receiver within an individual building or service area. From the fiber node, coaxial cable and related distribution equipment is used to distribute the video signals to the customer premises. The bandwidth of the video distribution is a minimum of 750 MHZ, which is capable of supporting a minimum of 110 video channels. This distribution plant is specifically designed to be predominantly fiber-based, which increases the reliability and improves the quality of the services delivered compared to traditional cable television distribution architectures.

               Wireless Video.   RCN also owns and operates a "wireless video"
television system (which was formerly operated as Liberty Cable Television of New York, the assets of which were acquired by RCN in 1996) using point-to-point 18GHz microwave technology. RCN is utilizing this system in New York City as an alternate platform for delivering television programming to buildings that are not yet connected to the advanced fiber optic network. RCN expects that the majority of the buildings currently served by the wireless service will ultimately be connected to the network, to the extent that connection is feasible. As buildings are connected to the RCN network, RCN will reuse the microwave equipment to provide service to other customers in off-network premises. The transmission equipment and microwave services used to provide RCN's wireless service are provided by Bartholdi Cable, which formerly operated Liberty Cable Television of New York. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the subscribers to its advanced fiber optic network or has obtained FCC authority to provide such services pursuant to its own licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having authority to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are currently being examined by the FCC. It is too early to judge the likely outcome of that proceeding. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company has filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN. There can be no assurance that RCN will be able to obtain its own FCC license.

               Hybrid Fiber/Coaxial Cable Systems.   RCN owns and operates
hybrid fiber/coaxial cable television networks in Pennsylvania, New Jersey and New York State (outside of New York City), all within 75 miles of New York City. These networks offer expanded bandwidth and a platform for two-way services, and have an aggregate of 584 route miles of fiber optic cable, including separate high capacity fiber optic rings with a minimum 84 fibers in Pennsylvania (covering approximately 69 route miles) designed and constructed as competitive telephony networks. The New York system includes 211 route miles of fiber optic cable serving 98 nodes from one head-end. Approximately 70% of the New York system is two-way active 750 MHZ plant with 84 active channels of programming. The New Jersey system has deployed 144 route miles of fiber optic cable (over 30 miles of which is two-way active) from two head-ends, and generally operates a 400/450 MHZ plant providing 61 channels of video programming. The Pennsylvania system operates 2,641 miles of coaxial cable and over 160 route miles of fiber with 43 nodes from one headend, operating at 550 MHZ with 83 active channels. All of the Company's hybrid fiber/coaxial cable systems are 100% one-way addressable.

               These fiber-rich networks provide a basic fiber optic platform capable of enhancement for supporting two-way services, such as high-speed Internet services, in the future. RCN is presently expanding the fiber capacity of certain of these fiber/coaxial cable television networks so that they will be capable of delivering switched two-way services in the future. In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable Systems in Pennsylvania.

               Data Services

               Internet access and data transmission services are currently provided over the advanced fiber optic network via dial- up modems facilitated through the RCN voice network in on-net subscriber applications. In off- net situations, subscribers use conventional dial-up modems through the incumbent LEC network to access RCN's Internet transmission network. RCN is beginning to offer Internet and data transmission services via cable modems. Cable modems, which utilize the broadband coaxial plant, offer higher speed access for data transmission than the speeds achieved by conventional telephone dial-up techniques.

Hybrid Fiber/Coaxial Cable Systems

               RCN's hybrid fiber/coaxial cable systems were operated by C-TEC prior to the Distribution. The following table summarizes the development of the hybrid fiber/coaxial cable systems over the last five years:


                                                              As of December 31,                             As of
                               --------------------------------------------------------------------      September 30,
                                 1992           1993           1994           1995           1996            1997
                               --------        --------       --------       --------      --------      -------------
Homes Passed................    115,394         118,216        119,761       282,836        283,940          289,517
Basic Subscribers...........     83,068          87,660         92,140       176,131        179,932          182,922
Basic Penetration...........       72.0%           74.2%          76.9%         62.3%(1)       63.4%            63.2%
Average Monthly Revenue per
  Subscriber For Last Month
   of the Period.............   $ 41.48         $ 40.98        $ 37.67       $ 36.73 (1)    $ 39.99         $  41.73

---------------
(1) Decline in basic penetration levels and average monthly revenue per subscriber in 1995 reflects the acquisition of the Pennsylvania cable systems, which are in a market in which a competing franchisee also offers service.

               The service areas for these cable television networks enjoy favorable customer demographics. The New York and New Jersey systems primarily serve high growth affluent bedroom communities in suburban New York City, with 28,564 and 75,234 connections at September 30, 1997, respectively. The system in New York State serves ten municipalities in Duchess, Putnam and Westchester Counties, approximately 45 miles north of New York City. The New Jersey system serves 31 contiguous municipalities in Hunterdon, Mercer, Morris and Somerset Counties, approximately 50 miles west of Manhattan. The Pennsylvania system, which is the largest competitive cable television system in the United States, serves Pennsylvania's Lehigh Valley area including the cities of Allentown, Bethlehem and Easton, and virtually all of Lehigh and Northampton Counties, and is located less than 10 miles west of the Company's New Jersey system.

Interconnection

               Because access to the public switched telephone network is an essential component of any regional or national telecommunications network, interconnection is critical to RCN's ability to provide voice and data services. Bell Atlantic and the other incumbent LECs and independent telephone companies are required to provide interconnection to CLECs such as RCN pursuant to the facilities-based interconnection requirements of Section 251 of the 1996 Act. Under the 1996 Act, the RBOC's ability to offer inter-LATA long distance service is contingent upon their ability to create an environment allowing economically-efficient competition in their local markets for both business and residential services.

               Although implementation of the Section 251 interconnection requirements is presently stayed by court order, RCN has achieved interconnection through comprehensive telephone service co- carrier interconnection agreements with Bell Atlantic and Sprint-New Jersey covering their service areas in ten states and the District of Columbia in the Northeast and New England-Middle Atlantic corridor areas. These agreements will remain in effect regardless of the outcome of the proceedings regarding the FCC's Section 251 regulations. RCN's interconnection agreements with Bell Atlantic cover its service areas in the states of Massachusetts, New York, Vermont, New Hampshire, Maine, Rhode Island, Delaware, Maryland, New Jersey, Pennsylvania and Virginia and the District of Columbia. The agreement with Sprint-New Jersey covers its service area in the State of New Jersey. All of these agreements, with the exception of the Sprint-New Jersey agreement (which is currently under consideration by the New Jersey Board of Public Utilities) have been approved by the state regulatory commissions pursuant to Section 252 of the Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the "Communications Act"). RCN believes it has more interconnection agreements with incumbent LECs than any other company focused primarily on the residential telecommunications market.

               The terms of RCN's interconnection agreements with the incumbent LECs include the following provisions: (i) interconnection at any technically feasible point within their networks, equal in quality to what the incumbent LEC provides to itself or to affiliates, (ii) exchange of all local traffic at a fully reciprocal and identical rate; (iii) receipt by RCN of access charges for long distance calls made to and from its customers, including full "pass through" to RCN of such compensation on number portability; (iv) interim number portability arrangements to allow customers to keep their telephone numbers when they switch carriers; (v) unbundled network elements, including local loop transmission from the incumbent LEC's central offices to the customer's premises distinct from local switching or other services; (vi) nondiscriminatory access to 911 and emergency 911 services; directory assistance services to allow RCN's customers to obtain telephone numbers; operator call completion services and white pages directory listings for RCN's customers; and (vii) access to the poles, ducts, conduits and rights-of-way owned or controlled by the incumbent LEC at nondiscriminatory rates. The interconnection agreements generally have an initial term of three years and are cancellable thereafter at 90 days' notice.

Resale Arrangements

Resale of Bell Atlantic Local Telephone Services

               RCN provides local telephone service on a resale basis to customers not connected to the advanced fiber optic facilities. As of September 30, 1997, RCN had 11,000 customers for local telephone services provided through agreements to act as a reseller of Bell Atlantic local telephone services. RCN offers its resale customers competitive telephone rates and RCN's superior customer service. Resale customers are billed by RCN and RCN personnel provision customer service requests by coordinating with the incumbent LECs on the customers' behalf.

               RCN has entered into agreements to act as a reseller of Bell Atlantic local telephone services, which enable RCN to grow its subscriber base by offering telephone services in advance of connecting the customers to an advanced fiber optic network. RCN's agreements with Bell Atlantic allow RCN to purchase at a "wholesale" discount (the amount of which is determined by regulatory commissions in each state) any telephone services that those companies offer to their end users, such as local exchange services, vertical features including Caller ID, Call Waiting, etc., and regional toll calls. The agreements provide that RCN will be entitled to the most favorable terms and conditions, including wholesale discounts, available to any telecommunications carrier reselling similar services.

Long Distance Resale

               RCN Commercial provides long distance telephone services, including private line, operator and calling card services, to residential and business customers throughout the United States. Such services are provided through an owned and leased switching network utilizing leased interconnection facilities and long distance resale. RCN provides on network origination and termination of long distance telephone services throughout the Mid-Atlantic and New England states. For call origination and completion throughout the rest of the country, RCN has various resale agreements. Specifically, RCN has contracted with LCI for 800/888 origination, Frontier for off network origination of outbound calling and various carriers for terminating calls.

MFS/WorldCom Resale

               RCN has entered into an agreement with MFS/WorldCom relating to resale of MFS/WorldCom services. See "Strategic Relationships."

DirecTV

               In October 1996, RCN signed an agreement with DirecTV to deliver DirecTV's high-power direct broadcast satellite service to MDUs in New York City. DirecTV allows RCN to offer an additional 175 channels of programming including exclusive sports programming.

Marketing

RCN Telecom Services

               RCN focuses its marketing efforts on residential customers in high-density areas, with an initial focus on residential customers located on or near RCN's current or proposed advanced fiber optic networks. Through these advanced fiber optic networks, RCN is able to offer a wide range of telecommunication services, including bundled service options, and to offer its services at rates that are competitive with the incumbent LECs and cable television operators and the major IXCs. RCN believes that quality of service, superior technology and the ability to offer bundled services, as well as price, will be more important to its customers than brand-name recognition. Although RCN's initial marketing focus has been on residential customers, it also will seek to provide communications services to commercial customers located on its advanced fiber optic networks wherever feasible, particularly with respect to small and medium size businesses in Boston and in other areas outside of New York City, including new markets. RCN will also market its advanced fiber-based services to institutional accounts, such as hotels, universities and hospitals.

               RCN has a team of direct sales personnel calling on targeted customers. This team has salespeople dedicated to selling commercial accounts and salespeople dedicated to selling to residential households. This is done with a combination of lead follow- up and cold calling. Prospective commercial customers are typically offered local and long distance voice services, with options for video and data service as well. Prospective residential customers are solicited as the fiber network is activated at the customer location and the complete array of RCN services is offered, with the choice of a discounted bundled package or individual service selections.

               RCN markets its telephone services both as separate customer options for local voice, long distance, video, and data access, and as a bundled discounted package from a single service provider. RCN advertises its services and availability through television, radio and newspapers, as well as on bus shelters, subway stations, billboards, and other local outlets, and recently launched a mass- media advertising campaign in New York City and Boston. Customer response is generally channeled to 1-800-RING-RCN or www.rcn.com. Advertising is supported via targeted direct mail and telemarketing. Customers are offered special incentives to purchase more than one service from RCN. For example, as a six-month introductory offer, New York City customers purchasing both video and local voice service are currently eligible for a basic cable rate reduction (from $24.95 to $19.97) and a free basic voice line (a $6.60 value).

               RCN has employed specific teams dedicated to offering service to customers in MDUs in high-density metropolitan areas. First, an access agreement team makes presentations to owners/managers of MDUs seeking to obtain private access agreements. This team also assists with presentations to municipal officials in connection with applications for OVS license agreements and franchise agreements. As of September 30, 1997, RCN has obtained 601 access agreements covering over 114,300 units in MDUs in New York City and Boston and surrounding communities (markets of 2.9 million households and 770,000 households, respectively). Access agreements permit the installation of electronics and wiring to service the buildings and typically provide a term of access of 5-10 years. Of RCN's current access agreements, 12% expire within the next three years, 16% expire in 3-5 years and 72% expire thereafter. The access agreements generally provide for non-exclusive access, but for exclusive marketing assistance, whereby the building management promotes and assists in the promotion of RCN's services on an exclusive basis. As an incentive, RCN may negotiate a success-based marketing payment to the building owner. This payment takes the form of either a percentage of revenue, or a reduced rate for services. RCN has also employed bulk service agreements pursuant to which RCN provides services (generally video services) at a flat subscription rate covering all units in the residential building (typically, a condominium or cooperative apartment building) or institution. RCN believes that bulk sales contracts are a useful vehicle for early entry into a market, but expects the majority of its future agreements to facilitate the purchase of services on an individual basis.

               Second, a sales team, led by a group of customer account managers, seeks to solidify the relationships with the building owners/management, by coordinating the installation process, organizing the initial marketing and promotion at each building, and selling RCN services to each building resident. Usually, after an announcement and informational package is distributed to each building resident, a lobby demonstration and enrollment event takes place over several evenings. Residents are offered free installation and convenient appointments. After the initial sales and installation process is completed, the customer account manager works with the building owner/manager to maximize ongoing penetration, especially through the signup of new move-in residents.

               RCN has opened two high-tech visitor centers in prominent locations in Boston and New York City, where potential customers can sample RCN's services. A network operations center including a graphic representation of the RCN network is on view at each location.

Hybrid Fiber/Coaxial Cable Television

               Sales and marketing to customers served by the Company's hybrid fiber/coaxial cable systems is accomplished through a variety of means including door-to-door sales, direct mail, telemarketing, incentive programs and print and broadcast advertising. In addition to marketing efforts targeting new subscribers, the Company conducts periodic campaigns to encourage existing customers to purchase higher levels of service.

Customer Service and Billing

               RCN has implemented a flexible, customer-service oriented approach which RCN believes differentiates it from the mass-market strategy of the incumbent providers. RCN provides customer service 24 hours a day, seven days a week from an established central call center located in Dallas, Pennsylvania. The facility utilizes state of the art technology which allows communication with subscribers, field technicians and the Company's field offices. In 1996, approximately 90.5% of calls placed to the facility were answered in 30 seconds or less. Additionally, the facility initiates 180 technician service routes per day. The technical staff consistently maintains an on-time appointment percentage of 99.8%. In order to maximize efficiency, all service trucks are equipped with two-way radios and supervisors' trucks are equipped with cellular phones. RCN's customer service professionals, installers and technicians have been professionally trained, and many of the service technicians are trained to handle both voice and video service. RCN believes that its infrastructure for billing and customer service will provide a competitive advantage in expanding into new markets.

               RCN's advanced fiber optic network is continuously monitored for quality control and capacity issues, pursuant to a control system featuring 16 alarm monitor points per hub site and automated housekeeping alarms. Approximately 90% of RCN's advanced fiber-based video services are delivered using addressable set-top equipment permitting monitoring and customer service to be handled from the remote operations center.

               Billing services for video are provided by CableData while RCN telephony billing services are provided by Consolidated Communications Systems and Services. At the present time, RCN customers receive separate billing statements for video and telephone service although RCN intends to offer a single billing option in the future.

               Account piracy is monitored by ongoing field audits and, in RCN's advanced fiber optic networks, through use of state of the art scrambling systems. Potential new customers are generally screened for credit history before being authorized for service. RCN employs a full-time credit and collection staff as well as a group that seeks to minimize toll fraud by detecting and monitoring suspicious calling patterns.

Programming and Suppliers

               RCN has secured license arrangements with all of its desired programming suppliers, some of which provide volume discount pricing structures and/or offer marketing support to the Company. Many of these arrangements are extensions of long-standing agreements entered into by or on behalf of the Company's hybrid fiber/coaxial cable systems, and some are newly negotiated based upon RCN's OVS certifications. RCN has generally obtained these license arrangements on terms and conditions that it considers favorable.

               RCN programming arrangements include arrangements for basic video channels, premium channels including multi-plexing, pay-per-view movies and events, adult entertainment, electronic program guide services and digital music services, as well as retransmission arrangements for relevant network broadcasters.

               The Company generally pays a monthly fee per subscriber per channel for programming purchased from its suppliers. Programming costs increase in the ordinary course of the Company's business as a result of increases in the number of subscribers, expansion of the number of channels provided to customers and contractual rate increases from programming suppliers. The Company anticipates that future contract renewals for video providers such as the Company will result in programming costs exceeding current levels, particularly for sports programming.

               A wide range of national manufacturers are the primary sources of supplies, equipment and materials utilized in the development and enhancement of the Company's networks. RCN has entered into Master Purchase Agreements with certain equipment suppliers which enable it to purchase video and switching equipment on terms which it considers favorable. The Company anticipates that the costs for these supplies, equipment and materials will be significant in future periods. The amount of such costs will depend on numerous factors, many of which are beyond the Company's control.

RCN Commercial

               RCN Commercial, a division of RCN's wholly owned subsidiary RCN Long Distance Company, provides switched-based resale long distance services to customers on the advanced fiber optic network as well as other customers. RCN Commercial operates the long distance business formerly operated by C-TEC, except within the Commonwealth Service Territory. During 1996, RCN obtained certification in forty-seven states. RCN Commercial also provides local telephone service to commercial customers. As of September 30, 1997, RCN Commercial had approximately 11,000 long distance customers.

International

               The Company owns a 40% interest in Megacable, the second largest cable television provider in Mexico. Megacable owns 22 wireline cable systems, and one MMDS cable system, in Mexico, principally on the Pacific and Gulf coasts and including Guadalajara, the second largest city in Mexico, Hermosillo, the largest city in the state of Sonora and Veracruz, the largest city in the state of Veracruz. At September 30, 1997 these systems passed approximately 636,000 homes and served approximately 185,000 subscribers. Megacable had revenues of $23.2 million for the year ended December 31, 1996 and $22.3 million for the nine months ended September 30, 1997. Recent financial results for Megacable expressed on a U.S. GAAP basis and subscriber data are summarized below:

                                    As of or for              As of or for
                                  the Year Ended            the Nine Months
                                    December 31,          Ended September 30,
                               --------------------       --------------------
                                1995          1996          1996        1997
                               --------    --------       --------    --------
U.S.  GAAP
Revenue....................   $20,841       $23,244        $17,202    $22,281
Net Income.................     5,802        10,221          7,546      6,827
RCN Equity in Earnings of
  Megacable(1)....             (3,061)       (2,190)        (1,692)    (2,477)
Accumulated Cash...........    25,886        29,617         31,398     28,053
Total Assets...............    62,035        67,826         70,704     76,217
Total Liabilities..........     9,372         6,575          9,696      8,055
Net Worth..................    52,664        61,251         61,008     68,162
Other Data
EBITDA(2)..................     8,154        10,183          7,912      9,547
EBITDA Margin (2)..........        39%           44%            46%        43%
Subscribers................   177,317       178,664        162,970    184,972

---------------
(1) Represents RCN's portion of the Megacable net income and the amortization of imputed goodwill.

(2) EBITDA represents earnings before interest, depreciation and amortization, and income taxes. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies. EBITDA is used by Megacable and the Company to assess the extent to which cash flows are available for replacement and modernization of plant, to offer new services to customers, to further improve the quality of service and to fund new investment opportunities.

               Megacable is presently expanding the fiber capacity of certain of its systems to provide high-speed data services and potentially voice services. Specifically, Megacable has built out its systems in Veracruz, Jalapa, Tepic and certain neighborhoods in Guadalajara using hybrid fiber/coaxial network architecture, to provide a fiber optic cable
"backbone" capable of providing these services.

               Additionally, Megacable presently holds a 99% interest in Megacable Comunicaciones de Mexico S.A. ("MCM"). MCM has received a license from the Mexican government to allow it to build a fiber optic network in Mexico City, Monterrey and Guadalajara. MCM intends to use this network to provide local voice and high speed data service in these cities, principally to commercial customers in Mexico City.

Competition

               Overview

               RCN competes with a wide range of service providers for each of the services that it provides. Virtually all markets for voice and video services are extremely competitive, and RCN expects that competition will intensify in the future. In each of the markets in which it offers voice and video programming services, RCN faces significant competition often from larger, better-financed incumbent local telephone carriers and cable companies, and RCN often competes directly with incumbent providers which have historically dominated their respective local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopoly control of their respective markets. However, RCN believes that most existing and potential competitors will, at least initially, provide narrower service offerings over limited delivery platforms as compared to the wide range of voice, video and data services that will be provided over RCN's fiber-based networks, thereby providing RCN with an opportunity to achieve important market penetration.

               With respect to local telephone services, RCN competes with the incumbent LECs, and alternative service providers including CLECs. Commercial mobile radio services providers, including cellular carriers (such as Bell Atlantic Mobile Services), personal communications services ("PCS") carriers (such as Sprint Spectrum), and enhanced specialized mobile radio services ("ESMRS") providers (such as NexTel), may also become a source of competitive local and long distance telephone service. However, RCN believes these operators may primarily use competitive access services to transport their calls among their radio transmitter/receiver sites through networks that avoid the incumbent LECs with whom they compete.

               With respect to long distance telephone services, RCN faces, and expects to continue to face, significant competition from the IXCs, including AT&T, Sprint and MCI, which account for the majority of all long distance revenue. The major long distance service providers benefit from established market share and from established trade names brought about by nationwide advertising. RCN, however, regards its long- distance service as a complementary service rather than a principal source of revenue. Certain
IXCs, including AT&T, MCI and Sprint, have also announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services.

               All of the Company's video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive online computer services and home video products, including videotape cassette recorders. Among the alternative video distribution technologies are home satellite dish earth stations ("HSDs") which enable individual households to receive many of the satellite-delivered program services formerly available only to cable subscribers. Furthermore, the 1992 Act contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to HSD owners certain satellite-delivered cable programming at competitive costs. RCN faces additional competition from private satellite master antenna television ("SMATV") systems that serve condominiums, apartment and office complexes and private residential developments. The FCC and Congress have adopted policies providing a more favorable operating environment for new and existing technologies that provide, or have the potential to provide, substantial competition to the Company's various video distribution systems. These technologies include, among others, DBS service whereby signals are transmitted by satellite to receiving facilities located on customer premises. The Company expects that its video programming services will face growing competition from current and new DBS service providers. RCN also competes with wireless program distribution services such as multi-channel multipoint distribution service ("MMDS") which use low-power microwave frequencies to transmit video programming over-the-air to subscribers. The Company is unable to predict whether wireless video services will have a material impact on its operations.

               Other new technologies, including Internet-based services, may become competitive with services that RCN can offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. Thus, it is not possible to predict the effect that ongoing or future developments might have on the video industry or on the operations of the Company.

               RCN believes that among the existing competitors, the incumbent LECs, incumbent cable providers and the CLECs provide the most direct competition to RCN in the delivery of "last mile" connections for voice and video services.

               Incumbent LECs

               In each of its target markets for advanced fiber optic networks, RCN faces, and expects to continue to face, significant competition from the incumbent LECs (including Bell Atlantic in New York City and Boston), which currently dominate their local telephone markets. RCN competes with the incumbent LECs in its markets for local exchange services on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price. RCN believes that its advanced fiber optic networks provide superior technology for delivering high speed, high-capacity voice, video and data services as compared to the primarily copper wire based networks of the incumbent LECs. However, the incumbent LECs have begun to expand the amount of fiber facilities in their networks and to prepare to re-enter the long distance telephone service market and, in addition, have long-standing relationships with their customers.

               In addition, under the 1996 Act, and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being removed. The introduction of such competition, however, also establishes the predicate for the incumbent RBOCs, such as Bell Atlantic, to provide in-region interexchange long distance services. The incumbent RBOCs are currently allowed to offer "incidental" long distance service in-region and to offer out-of-region long distance service. Once the incumbent RBOCs are allowed to offer in-region long distance services, they will also be in a position to offer single source local and long distance service similar to that offered by RCN and proposed by the three largest IXCs (AT&T, MCI and Sprint). The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business.

               RCN has sought, and will continue to seek, to provide a full range of local voice services in competition with incumbent LECs in its service areas. The Company expects that competition for local telephone services will be based primarily on quality, capacity and reliability of network facilities, customer service, response to customer needs, service features and price, and will not be based on any proprietary technology. As a result of the comparatively recent installation of RCN's advanced fiber optic networks, its dual path architecture and the state-of-the-art technology used in its networks, RCN may have capital cost and service quality advantages over some currently available local networks relied upon by the incumbent LECs, as well as the competitive advantage provided by the ability to deliver a bundled voice and video service.

               The 1996 Act permits the incumbent LECs and others to provide a wide variety of video services directly to subscribers in competition with RCN. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.

               Incumbent Cable Television Service Providers

               Certain of RCN's video service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, RCN's advanced fiber optic networks compete for cable subscribers with the major wireline cable operators in New York City and Boston, primarily Time-Warner Cable in New York City and Cablevision in Boston. RCN's wireless video service in New York City competes primarily with Time-Warner Cable. RCN believes that the expanded capacity and fiber-to-node architecture of its advanced fiber optic networks in New York City and Boston make it better equipped to provide high-capacity communications services than coaxial cable based networks utilizing "tree and branch" architecture. RCN's Pennsylvania hybrid fiber/coaxial cable television system competes with an alternate service provider, Service Electric, which also holds a franchise for the relevant service area.

               Since cable television systems generally operate pursuant to franchises granted on a non-exclusive basis, and the 1992 Act prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable systems, well-financed businesses from outside the cable industry (such as the public utilities that own certain of the poles on which cable is attached) may become competitors for franchises or providers of competing services.

               CLECs and Other Competitors

               RCN also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which RCN offers its services. Other CLECs such as Teleport Communications Group, compete for local telephone services, although they have to date focused primarily on the market for corporate customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision.
However, RCN believes that, at least initially, it is relatively unique in its markets in offering bundled voice, video and data services to customers in residential areas, and in striving to connect residential customers directly to its advanced fiber optic network.

               Other new technologies may become competitive with services that RCN can offer. Cellularvision, a provider of local multipoint distribution service ("LMDS"), recently began offering wireless Internet and video programming services in New York City and has announced plans to offer telephone service in the future. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors to RCN. The Company cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on its operations.

Regulation

               The telephone and video programming transmission services offered by the Company are subject to federal, state, and local government regulation. The 1996 Act, which became effective in February 1996, introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments in which the Company operates. The 1996 Act was intended to promote competition and decrease regulation of these segments of the industry. The law delegates to the FCC (and in some cases the states) broad regulatory and administrative authority to implement the 1996 Act.

Telecommunications Act of 1996

               The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and video programming communications businesses, preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers.

               Among other things, the 1996 Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow incumbent RBOCs to enter the long distance market within their own local service regions.

               Regulations promulgated by the FCC under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. As a result of these changes, companies such as RCN are now able to interconnect with the incumbent LECs in order to provide local exchange services. Numerous parties have appealed certain aspects of these regulations. The appeals have been consolidated and are being reviewed by the U.S. Court of Appeals for the Eighth Circuit. RCN has entered into competitive interconnection agreements using the federal guidelines established in the FCC's interconnection order, which agreements remain in effect these court proceedings. Portions of the FCC's order providing for number not withstanding portability remain in effect within the 100 largest Metropolitan Statistical Areas ("MSAs"), and are slated for implementation beginning in March 1998. The Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecommunications Act that were ordered by certain state PUCs to be premature; vacated significant portions of the FCC's nationwide pricing rules; and confined the use of combined unbundled network elements to instances where the requesting carrier itself would do the combining. The Solicited General, on behalf of the FCC, and other parties have appealed the Eighth Circuit's decision to the U.S. Supreme Court. Certain Bell Operating Companies have also raised constitutional challenges to restrictions in the 1996 Act preventing BOCs from entering the long distance market in their home region. The Company cannot predict either the outcome of these of future challenges to the 1966 Act, any related appeal of regulation or court decision, or the eventual effect on its business or the industry in general.

               The 1996 Act also makes far-reaching changes in the regulation of the video programming transmission services offered by RCN, including changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new OVS regulatory structure for telephone companies and others to offer such services. Under the 1996 Act, local telephone companies, including both incumbent LECs such as Bell Atlantic, and CLECS such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may opt to provide their programming over non-franchised open video systems subject to certain conditions, including, but not limited to, making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and payment of a gross receipts fee equivalent to the franchise fee paid by the incumbent cable television operator. RCN is one of the first CLECs to provide television programming over an advanced fiber optic network pursuant to the OVS regulations implemented by the FCC under the 1996 Act. As discussed below, RCN is currently providing OVS service in the City of Boston, and is negotiating OVS agreements to allow it to provide OVS services in the City of New York and in a number of communities surrounding Boston.

Regulation of Voice Services

               RCN's voice business is subject to regulation by the FCC at the federal level with respect to interstate telephone services (i.e., those that originate in one state and terminate in separate states). State regulatory commissions have jurisdiction over intrastate communications (i.e., those that originate and terminate in the same state).

               State Regulation of Intrastate Local and Long Distance Telephone Services. RCN's intrastate telephone service in New York City and Boston is regulated by the States of New York and Massachusetts, respectively. In New York, RCN's subsidiary RCN Telecom Services of New York, Inc. ("RCN-NY") is authorized by the New York Public Service Commission to provide competitive local exchange services, and to resell intrastate long distance services subject to a Certificate of Public Convenience and Necessity and pursuant to tariffs setting forth its rates, terms and conditions of service. In Massachusetts, RCN's subsidiary RCN Telecom Services of Massachusetts, Inc. ("RCN-MA") has registered to offer competitive local exchange services, and to resell long distance services, and has filed tariffs setting forth its Massachusetts rates, terms and conditions of service. The Company has also obtained or is in the process of obtaining similar intrastate authorizations through subsidiaries in other states where it intends to offer service in the future. RCN's resale agreements with Bell Atlantic have been approved, pursuant to Section 252 of the Communications Act of 1934 as amended by the Telecommunications Act of 1996, and by state regulatory commissions in Delaware, the District of Columbia, Maine, Maryland, Massachusetts, New York, New Jersey, New Hampshire, Pennsylvania, Rhode Island, Vermont, and Virginia.

               RCN Long Distance Company is also authorized to offer intrastate long distance services in New York and Massachusetts and, in addition, has received state regulatory authority to offer such services in 45 other states nationwide. Pursuant to such authorizations, RCN Long Distance Company is permitted to resell intrastate long distance services both to other carriers, including RCN-NY and RCN-MA for resale to their end user subscribers, and to its own end user customers.

               FCC Regulation of Interstate and International Telephone Services. RCN, through several of its subsidiaries, including RCN-NY, RCN-MA and RCN Long Distance Company, may also provide domestic interstate telephone services nationwide pursuant to tariffs on file at the FCC, and has been authorized by the FCC under Section 214 of the 1996 Act to offer worldwide international services as well. RCN is authorized to resell in-state long-distance services in 47 states (all except Alaska, Hawaii, and New Mexico), and, where required, has registered with or obtained licenses or certificates from state regulatory agencies for the provision of this service.

               Local Regulation of Telephone Services. Municipalities also regulate limited aspects of RCN's voice business by, for example, imposing various zoning requirements and, in some instances, requiring telecommunications licenses or franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, RCN will be required to obtain a telephone franchise in order to provide voice services using its advanced fiber optic network facilities located in the streets of New York City (although services may be provided over certain leased or resold facilities pending receipt of a franchise).

Regulation of Video Services

               Open Video Systems.   In February 1997, RCN subsidiaries were
certified to operate OVS networks in the five boroughs of New York City and, as part of the BECO joint venture, in Boston and 47 surrounding communities. Initiation of OVS services is subject to completion of an open enrollment period for non-affiliated video programmers to seek capacity on the systems and upon negotiation of certain agreements with local governments. The initial open enrollment period for both the New York City and Boston areas systems has expired. RCN executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. Pursuant to its agreement with the City of Boston, RCN will be required to pay a fee to the City equal to 5% of video revenues. RCN has entered into similar OVS agreements or is in the process of negotiating agreements with certain other Boston-area municipalities, either to offer OVS services or franchised cable television services, and is also continuing to negotiate an OVS agreement with the City of New York.

               In areas where it offers video programming services as an OVS operator, RCN is required to hold a 90-day open enrollment period every three years, during which times RCN will be required to offer capacity on its network to other VPPs. Under the OVS regulations, RCN must offer at least two-thirds of its capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, RCN is in discussions with local municipal authorities to explore the feasibility of obtaining a cable franchise in lieu of an OVS agreement, and will consider providing RCN video service pursuant to franchise agreements rather than OVS certification, if franchise agreements can be obtained on terms and conditions acceptable to RCN. However, RCN will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition of universal service requirements, before making any such decisions. In addition, the current FCC rules concerning OVS are subject to appeal in the United States Court of Appeals and, to the extent that certain favorable aspects of the FCC's rules are overturned on appeal, the determination of whether to operate as an OVS provider versus as a franchised cable television operator may be affected. Moreover, the incumbent cable television provider in Boston, Cablevision Systems, has requested that the FCC permit it to obtain capacity on RCN's Boston area OVS network, and Time Warner, the incumbent cable television provider in certain communities in the Boston area, has made a similar filing at the FCC with respect to its request for capacity on the Boston OVS network. RCN will continue to oppose these requests, but to the extent that the FCC were to grant any such request(s), such a result would likely affect the Company's determination as to whether to operate as an OVS provider versus as a franchised cable television operator.

               Prior to its certification as an OVS provider, RCN offered limited video programming services using the VDT services offered by MFS/WorldCom in Manhattan and the City of Boston. In February 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to an extension of time to comply with the newly adopted OVS rules; nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform. This FCC order has been appealed by MFS/WorldCom. It is too soon to predict the likely outcome of that proceeding, but should the Court of Appeals uphold the FCC, it is likely that MFS/WorldCom and RCN will need to resolve the challenge to their former (pre-OVS) operations which was brought before the New York Public Service Commission by one of the incumbent cable television companies in New York City where MFS/WorldCom and RCN operated under the VDT framework.

               Wireless Video Services.   RCN's 18 GHz wireless video services
in New York City are distributed using microwave facilities provided by Bartholdi Cable pursuant to licenses issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the wireless video subscribers to its advanced fiber optic network facilities or has obtained FCC authority to provide such services pursuant to its own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are currently being examined by The FCC. It is too early to judge the likely outcome of that proceeding. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company has filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN. While the Company expects to receive authorizations to transmit over these microwave paths on a timely basis, there can be no assurance that RCN will be able to offer wireless video services pursuant to its own FCC licenses or that the FCC's investigation will be resolved favorably. The failure to obtain such license or resolve such proceedings would materially adversely affect the Company's wireless video operations.

               There can be no assurance that RCN will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities, to convert its wireless video subscribers to an advanced fiber optic network or to offer wireless video services pursuant to its own FCC licenses.

               Hybrid Fiber/Coaxial Cable.   RCN's hybrid fiber/coaxial cable
systems are subject to regulation under the Cable Television Consumer Protection and Competition Act of 1992, as amended (the "1992 Act"), which provides, among other things, for rate regulation for cable services in communities that are not subject to "effective competition," certain programming requirements, and broadcast signal carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station. Local commercial television broadcast stations may elect once every three years to require a cable system to carry the station ("must-carry"), subject to certain exceptions, or to withhold consent and negotiate the terms of carriage ("retransmission consent"). A cable system generally is required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to the mandatory carriage or retransmission consent requirements of the 1992 Act. Local non-commercial television stations are also given mandatory carriage rights. The FCC recently issued rules establishing standards for digital television ("DTV"). Among other provisions, the FCC's rules require television stations to simulcast their NTSC and DTV signals for a period of years. During this simulcast period, it is unclear whether must-carry rules will apply to DTV signals. The Communications Act permits franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. Cable systems with 36 or more channels must designate a portion of their channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator.

               On September 8, 1997, the Company was notified by the FCC that it has ruled that certain of the Company's upper levels of service for its New Jersey systems are regulated levels of service and that the Company's rates for such levels of service have exceeded the allowable rates under the FCC rate regulation rules which have been effective since September 1993. The Company had treated these levels of service as unregulated. The Company intends to contest this decision. The Company does not believe that the ultimate resolution of this matter will have a material impact on its results of operations or financial condition.

               Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction and generally contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided. Local franchising authorities (state or local, depending on the practice in individual states) may award one or more franchises within their jurisdictions and prohibit non-grandfathered cable systems from operating without a franchise in such jurisdictions. The Communications Act also provides that in granting or renewing franchises, local authorities may establish requirements for cable-related facilities and equipment, but not for video programming or information services other than in broad categories. The Communications Act limits the payment of franchise fees to 5% of revenues derived from cable operations and permits the cable operator to obtain modification of franchise requirements by the franchise authority or judicial action if warranted by changed circumstances.

               RCN's ability to provide franchised cable television services is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on generally acceptable terms. RCN currently has 91 franchise agreements relating to the hybrid fiber/coaxial cable systems in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of RCN's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. During 1996, RCN completed negotiations with three communities resulting in franchise renewals on terms which are acceptable to it. A total of 34 of RCN's hybrid fiber/coaxial cable systems' franchises are due for renewal within the next three years. No assurance can be given that RCN will be able to renew its franchises on acceptable terms. No one franchise accounts for more than 7% of RCN's total revenue. RCN's five largest franchises account for approximately 27% of RCN's total revenue.

               The hybrid fiber/coaxial cable systems are also subject to certain service quality standards and other obligations imposed by the FCC and, where effective competition has not been demonstrated to exist, to rate regulation by the FCC as well. RCN's cable television system in Pennsylvania has been operating in a competitive cable environment for almost 30 years, with approximately 80% of the homes passed having access to an alternate cable operator, Service Electric Cable TV. As a result, the Company's Pennsylvania cable system is exempt from many FCC cable television regulations, including rate regulation. Its other cable television systems in New York State and New Jersey currently remain subject to FCC rate regulation. With the passage of the 1996 Act, however, all cable systems rates will be deregulated as effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. RCN anticipates that the remaining provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will remain in place and may serve to reduce the future operating margins of RCN's hybrid fiber/coaxial cable television businesses as video programming competition develops in its cable television service markets.

               The Communications Act requires the FCC to regulate the rates, terms and conditions imposed by public utilities for cable systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. In some cases, utility companies have increased pole attachment fees for cable systems that have installed fiber optic cables and that are using such cables for the distribution of non-video services. The FCC concluded that, in the absence of state regulation, it has jurisdiction to determine whether utility companies have justified their demand for additional rental fees and that the Communications Act does not permit disparate rates based on the type of service provided over the equipment attached to the utility's pole. The 1996 Act and the FCC's implementing regulations modify the current pole attachment provisions of the Communications Act by immediately permitting certain providers of telecommunications services to rely upon the protections of the current law and by requiring that utilities provide cable systems and telecommunications carriers with nondiscriminatory access to any pole, conduit or right-of-way controlled by the utility. Additionally, within two years of enactment of the 1996 Act, the FCC is required to adopt new regulations to govern the charges for pole attachments used by companies provided telecommunications services, including cable operators. These new pole attachment rate regulations will become effective five years after enactment of the 1996 Act, and any increase in attachment rates resulting from the FCC's new regulations will be phased in equal annual increments over a period of five years beginning on the effective date of the new FCC regulations. The ultimate outcome of these rulemakings and the ultimate impact of any revised FCC rate formula or of any new pole attachment rate regulations on the Company or its businesses cannot be determined at this time.

               The 1992 Act, the 1996 Act and FCC regulations preclude any satellite video programmer affiliated with a cable company, or with a common carrier providing video programming directly to its subscribers, from favoring an affiliated company over competitors and require such programmers to sell their programming to other multichannel video distributors. These provisions limit the ability of program suppliers affiliated with cable companies or with common carriers providing satellite delivered video programming directly to their subscribers to offer exclusive programming arrangements to their affiliates. The Communications Act also includes provisions, among others, concerning horizontal and vertical ownership of cable systems, customer service, subscriber privacy, marketing practices, equal employment opportunity, obscene or indecent programming, regulation of technical standards and equipment compatibility.

               In addition to the FCC regulations noted above, there are other FCC regulations covering such areas as equal employment opportunity, syndicated program exclusivity, network program non-duplication, registration of cable systems, maintenance of various records and public inspection files, microwave frequency usage, lockbox availability, sponsorship identification, antenna structure notification, tower marking and lighting, carriage of local sports broadcast programming, application of rules governing political broadcasts, limitations on advertising contained in non-broadcast children's programming, consumer protection and customer service, ownership of home wiring, indecent programming, programmer access to cable systems, programming agreements, technical standards, consumer electronics equipment compatibility and closed captioning. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations.

               Other bills and administrative proposals pertaining to cable television have previously been introduced in Congress or considered by other governmental bodies over the past several years. It is probable that there will be legislative proposals in the future by Congress and other governmental bodies relating to the regulation of communications services.

               Cable television systems are subject to federal compulsory copyright licensing covering the retransmission of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their basic revenues to a federal copyright royalty pool, cable operators can obtain blanket licenses to retransmit the copyrighted material on broadcast signals.

               The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the telephone and video programming industries. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on RCN or its businesses cannot be determined at this time.

Employees

               As of September 30, 1997, the Company had 966 full-time employees including general office and administrative personnel. The Company considers relations with its employees to be good.

Properties

               RCN provides its services through facilities owned and leased by RCN and its subsidiaries. RCN's properties are maintained in generally good operating condition. See "--The Delivery Platforms."

Legal Proceedings

               On October 14, 1997, Time Warner Cable, a division of Time Warner Entertainment Company, L.P., ("Time Warner") filed a complaint against Boston Edison Company, RCN-BECOCOM and others alleging negligence and breach of contract arising from actions that threaten the public safety and the welfare of plaintiff's workforce in part because Boston Edison Company's installation of the RCN-BECOCOM network in Somerville, MA may fail to comply with electrical code standards. While the complaint seeks injunctive relief and does not specify monetary damages, Time Warner has already asked the court to defer ruling on its motion for an injunction. The Company believes this lawsuit is without merit, has numerous meriterious defenses and is contesting this action vigorously.

               On September 30, 1997, the Yee Family Trusts, as holders of Commonwealth Telephone's Preferred Stock Series A and Preferred Stock Series B, filed an action against the Company, Commonwealth Telephone and Cable Michigan, Inc. in the Superior Court of New Jersey, Chancery Division. The complaint alleges that C-TEC's restructuring constituted a fraudulent conveyance and alleges breaches of contract and fiduciary duties in connection with the restructuring. The plaintiffs are seeking to set aside the alleged fraudulent conveyance and unspecified monetary damages. The Company believes this lawsuit is without merit and intends to contest this action vigorously.

               In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In the opinion of management, these proceedings will not have a material adverse effect on the results of operations or financial condition of the Company.


                                MANAGEMENT

Structure of RCN's Board of Directors

               The Company Board is divided into three classes of directors and consists of 12 directors. The term of office of Class I Directors will expire at the 1998 annual meeting, the term of office of Class II Directors will expire at the 1999 annual meeting and the term of office of Class III Directors will expire at the 2000 annual meeting. At each annual meeting of stockholders held after September 30, 1997, a class of directors will be elected for a three year term to replace the class whose term has then expired. See "Certain Statutory, Charter and Bylaw Provisions."

               The Company Board will establish an executive committee which will, among other things, have all the powers of the Company Board in the management of the business and affairs of the Company at all times when the Company Board is not in session.

               The Company Board will establish a compensation committee which will make recommendations to the Company Board on matters related to employee compensation and plans concerning the orderly succession of officers and key management personnel.

               The Company Board will also establish an audit committee which will, among other things, consider the overall scope and approach of the annual audit and recommendations from the audit performed by the independent accountants; recommend the appointment of the independent accountants; consider significant accounting methods adopted or proposed to be adopted; and consider procedures for internal controls.

Executive Officers and Directors

               The following table sets forth certain information as of November 3, 1997 concerning the directors and executive officers of RCN:

Name                      Age                         Position
----                      ---                         --------
David C. McCourt........   40   Director (Class III), Chairman and
                                  Chief Executive Officer
Michael J. Mahoney......   47   Director (Class I), President and
                                  Chief Operating Officer
Bruce C. Godfrey........   42   Director (Class II), Executive Vice President
                                  and Chief Financial Officer
Mark Haverkate..........   42   Executive Vice President, Business Development
Michael A. Adams........   40   President, Technology and Network Development
                                  Group, and Executive Vice President
James Q. Crowe..........   48   Director (Class III)
Thomas May..............   50   Director (Class I)
Walter Scott, Jr........   65   Director (Class III)
Michael B. Yanney.......   63   Director (Class II)
Alfred Fasola...........   48   Director (Class II)
Thomas P. O'Neill, III..   53   Director (Class I)
Richard R. Jaros........   45   Director (Class II)
Eugene Roth.............   62   Director (Class III)
Stuart E. Graham........   51   Director (Class I)

               David C. McCourt is the Chairman and Chief Executive Officer of the Company as well as a director. Mr. McCourt has served as a director and Chairman and Chief Executive Officer of Cable Michigan since September 30, 1997. In addition, he is a director and Chairman and Chief Executive Officer of Commonwealth Telephone, positions he has held since October 1993. Mr. McCourt has also been President and Chief Executive Officer, as well as a director, of Kiewit Telecom. He has also been Chairman and Chief Executive Officer, as well as a director, of Mercom since October 1993, President and a director of Metropolitan Fiber Systems/McCourt, Inc., a subsidiary of MFS Telecom, Inc., since 1988, a director of Cable Satellite Public Affairs Network ("C-SPAN") since June 1995, and a director of WorldCom, Inc. since December 1996.

               Michael J. Mahoney is the President and Chief Operating Officer, as well as a director, of the Company. Mr. Mahoney is also a director of Commonwealth Telephone, a position was held since May 1995. Mr. Mahoney was President and Chief Operating Officer of C-TEC from February 1994 to September 1997, President and Chief Operating Officer of Mercom since February 1994 and a director of Mercom since January 1994. In addition, he was Executive Vice President of Cable Television Group from June 1991 to February 1994, Executive Vice President of Mercom from December 1991 to February 1994 and the Chief Operating Officer of Harron Communications Corp. from April 1983 to December 1990.

               Bruce C. Godfrey has been the Executive Vice President and Chief Financial Officer and a director of the Company since September 30, 1997. Mr. Godfrey has also been a director of Cable Michigan as well as its Secretary since such date. In addition, he is the Executive Vice President, Chief Financial Officer, Secretary and a director of Commonwealth Telephone. Mr. Godfrey has been a director of Commonwealth Telephone since November 1996 and has been Executive Vice President and Chief Financial Officer of Commonwealth Telephone since April 1994. He has also been Executive Vice President and Chief Financial Officer of Mercom since April 1994 and a director of Mercom since May 1994. Mr. Godfrey was also Senior Vice President and Principal of Daniels and Associates from January 1984 to April 1994.

               Mark Haverkate has been the Executive Vice President, Business Development of the Company since September 30, 1997. Mr. Haverkate has also been President and Chief Operating Officer and a director of Cable Michigan since such date. He was the President of RCN Development from June 1997 to September 1997 and Executive Vice President of Business Development at C-TEC from May 1997 to September 1997. Previously, he was President for Business Operations at RCN Telecom Services, Inc. from November 1996 to June 1997, Executive Vice President of RCN Telecom Services, Inc. from August 1996 to November 1996, Executive Vice President of C-TEC's Cable Television Group from July 1995 to August 1996, Executive Vice President of Development for C-TEC from February 1995 to July 1995, Executive Vice President for Development at Mercom from November 1995 to February 1996, Vice President of Development for C-TEC from December 1993 to February 1995, Vice President of Development at Mercom from December 1993 to February 1995, Vice President of C-TEC's Cable Television Group from October 1989 to December 1993, Director of Acquisitions and Development for C-TEC from July 1988 to October 1989 and Corporate Marketing Manager for C-TEC's Cable Television Group from May 1981 to July 1988.

               Michael A. Adams has been the President, Technology and Network Development Group of the Company and Executive Vice President of the Company since September 30, 1997. Mr. Adams has held the corresponding position at C-TEC from November 1996 to September 1997. Prior to that date, Mr. Adams has held the following positions: Executive Vice President of Technology and Strategic Development of C-TEC from August 1996 to November 1996, Executive Vice President of the Communications Services Group from September 1994 to June 1996, Vice President of Technology from November 1993 to September 1994, Vice President of Engineering for RCN Telecom Services from September 1992 to October 1993, Vice President of McCourt Communications Co., Inc. from June 1992 to October 1993, Vice President of Business Development for
McCourt/Kiewit International from May 1991 to June 1992, Managing Director of McCourt Cable & Communications, Ltd. from October 1989 to June 1992, Director of Operations for MFS/McCourt from November 1988 to October 1989 and Vice President of Engineering for McCourt Cable Systems, Inc. from June 1982 to November 1988.

               James Q. Crowe has been a director of the Company since September 30, 1997. Since August 1, 1997, Mr. Crowe has been the President and Chief Executive Officer of Kiewit Diversified Group, Inc. ("KDG"), a wholly owned subsidiary of PKS. Mr. Crowe was Chairman of the Board of Directors of WorldCom, Inc. from December 1996 to June 1997. Mr. Crowe is also a director of Commonwealth Telephone, a position he has held since 1993. Mr. Crowe has served as Chairman of the Board of Directors of MFS/WorldCom since 1988 and Chief Executive Officer of MFS/WorldCom since November 1991 and was President of MFS/WorldCom from January 1988 to June 1989 and April 1990 to January 1992. Mr. Crowe is a director of WorldCom, Inc., PKS, a construction and mining company, CalEnergy Company, Inc., ("CECI"), a geothermal energy producer and Qwest Communications International, Inc., a communications company.

               Thomas May has been a director of the Company since September 30, 1997. Mr. May has been Chairman, President and Chief Executive Officer of Boston Edison Company since 1994. Previously, Mr. May served as President and Chief Operating Officer of Boston Edison Company from 1993 to 1994 and as an Executive Vice President from 1990 to 1993.

               Walter Scott, Jr. has been a director of the Company since September 30, 1997. Mr. Scott is also a director of Commonwealth Telephone, a position he has held since 1993. Mr. Scott has been Chairman of the Board of Directors and President of PKS for over five years and is also a director of Berkshire Hathaway Inc., Burlington Resources, Inc., CECI, ConAgra, Inc., First Bank System, Inc., Valmont Industries, Inc., KDG and Kiewit Telecom.
Mr. Scott was a director of WorldCom, Inc.  from December 1996 to July 1997.

               Michael B. Yanney has been a director of the Company since September 30, 1997. Mr. Yanney has been Chairman and Chief Executive Officer of America First Companies L.L.C. since 1984 and is also a director of Burlington Northern Santa Fe Corporation, Lozier Corporation, Forest Oil Corporation, Freedom Communication, Inc. and Mid-America Apartment Communities. Mr. Yanney was a director of WorldCom, Inc. from December 1996 to July 1997 and C-TEC from August 1996 to September 1997.

               Alfred Fasola has been a director of the Company since September 30, 1997. Mr. Fasola was with the consulting firm Taggert Fasola Group, of which he was a co-founder and 50% shareholder, from 1986 to 1996. During this period, Mr. Fasola served as Chairman, Chief Executive Officer, President and/or Chief Operating Officer of various public and private companies including Herman's Sporting Goods from 1993 to 1995, Circle Express from 1988 to 1989, Pilot Freight Carriers from 1987 to 1988 and Purolator Corporation from 1985 to 1986.

               Thomas P. O'Neill, III has been a director of the Company since September 30, 1997. Mr. O'Neill is the Chairman and founder of McDermott/O'Neill & Associates. Prior to forming McDermott/O'Neill in 1991, Mr. O'Neill founded Bay State Investors, Inc. in 1983. From 1975 to 1983,
Mr. O'Neill served as Lieutenant Governor of the Commonwealth of Massachusetts.

               Richard R. Jaros has been a director of the Company since September 30, 1997. Mr. Jaros is a member of the Board of Directors of WorldCom, CalEnergy Company and Commonwealth Telephone. From 1980 to 1992 and from 1994 to 1997, Mr. Jaros served as President of KDG and Executive Vice President and Chief Financial Officer of PKS. He served as Chairman of CalEnergy Company from 1993 to 1994 and as President from 1992 to 1993.

               Eugene Roth has been a director of the Company since September 30, 1997. Mr. Roth is also a director of Commonwealth Telephone, a position he has held since 1989. Mr. Roth has been a Partner at Rosenn, Jenkins and Greenwald (Attorneys) since 1964 and is also a director of the Pennsylvania Regional Board of Directors of First Fidelity Bank, N.A.

               Stuart E. Graham has been a director of the Company since September 30, 1997. Mr. Graham is also a director of Commonwealth Telephone, a position he has held since 1990. Mr. Graham has been Chairman, President and Chief Executive Officer of Skanska Engineering and Construction since 1994 and held various positions throughout that company, being appointed Vice President of Operations in 1977. Mr. Graham is also President and Chief Executive Officer of Slattery Associates, Inc., a position he has held since 1995.

Executive Compensation

               The following table sets forth certain information regarding the compensation paid by C-TEC for the periods indicated to the Chief Executive Officer of RCN and the persons expected to be the four other most highly compensated executive officers of RCN (collectively, the "Named Executive Officers").



                          SUMMARY COMPENSATION TABLE



                                                                                                 Long-Term Compensation
                                                                                        ----------------------------------------
                                                                Annual Compensation      Restricted    Securities    All Other
                                                               ---------------------    Stock Awards   Underlying   Compensation
Name and Principal Position                             Year   Salary($)    Bonus($)       ($)(1)      Options(2)       $(3)
---------------------------                             ----   ---------    --------    ------------   ----------   ------------
David C. McCourt.....................................   1996     $491,154    $700,000       $238,333           --      $   5,478
Chairman and Chief Executive Officer                    1995      397,885     700,000        220,000      250,000          5,612
                                                        1994      375,000     500,000             --      250,000            387
Michael J. Mahoney...................................   1996     $235,027    $175,000        $67,017           --      $   5,478
President and Chief Operating Officer                   1995      222,462     100,000         65,000           --          5,952
                                                        1994      190,719     125,000             --      100,000          5,585
Bruce C. Godfrey.....................................   1996     $221,462    $165,000        $74,333           --      $   4,965
Executive Vice President and Chief Financial Officer    1995      183,731     150,000         67,000           --          4,790
                                                        1994      128,154      53,500             --       70,000            165
Mark Haverkate.......................................   1996     $158,231    $135,000        $51,667           --      $   3,641
Executive Vice President, Business Development          1995      137,952     100,000         48,000       35,000          5,058
                                                        1994      113,676      24,795             --       25,000          4,507
Michael A. Adams.....................................   1996     $138,673    $155,000        $36,950           --      $   3,853
President, Technology and Network Development           1995      122,885      46,000         34,200       20,000          3,991
                                                        1994       97,861      35,000             --       35,000            192

---------------
(1) Represents the market value of C-TEC Common Stock on the date of grant of restricted shares of C-TEC Common Stock. Pursuant to the Distribution, holders of restricted stock awards were credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone, the Company and Cable Michigan. As of December 31, 1996, the aggregate holdings and value of restricted share awards of C-TEC Common Stock were: Mr. McCourt, 13,308 shares, $322,709; Mr.
    Mahoney, 3,744 shares, $90,793;  Mr.  Godfrey, 4,035 shares, $97,846;
    Mr.  Haverkate, 2,841 shares, $68,894; and Mr.  Adams, 2,015 shares,
    $48,861.

    Vesting of restricted Company shares is accelerated upon a change in control of the Company. Dividends, if any, are paid on restricted shares. Such restricted stock holdings vest as follows, subject to continued employment:

December 1998...................................      11,945
On or before December 1999......................      13,998



(2) Denominated in shares of C-TEC Common Stock. In connection with the Distribution, each C-TEC option held by the Named Executive Officers and all other holders thereof was adjusted as noted below so that each such Executive Officer and other holder currently holds options to purchase shares of C-TEC Common Stock, Company Common Stock and Cable Michigan Common Stock, respectively. The number of shares subject to, and the exercise price of, such resulting options were adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting Commonwealth Telephone, RCN and Cable Michigan options immediately after the Distribution was equal to the aggregate intrinsic value of the C-TEC options immediately prior to the Distribution.

(3) Includes the following amounts for the last fiscal year: (i) Mr. McCourt:
    $396-- Company paid life insurance; $5,082--401(k) Company match; (ii) Mr.
    Godfrey: $396--Company paid life insurance; $4,589--401(k) Company match;
    (iii) Mr. Mahoney: $396--Company paid life insurance; $5,082--401(k) Company match; (iv) Mr. Haverkate: $392--Company paid life insurance; $3,249--401(k) Company match; (v) Mr. Adams: $363--Company paid life insurance; $3,490--401(k) Company match.

               Option Grants, Stock Related Plans. No C-TEC stock options were granted, during the fiscal year ending December 31, 1996, to the Chief Executive Officer or any other Named Executive Officer. In addition to the adjusted options referred to above, the Company anticipates that, in connection with the Distribution, the Company will adopt one or more compensation plans relating to Company Common Stock and that additional stock options relating to Company Common Stock may be granted in the future to certain executive officers and other key employees. See "--RCN Stock Plans."

               The following table sets forth the fiscal year-end value of unexercised options covering C-TEC Common Stock held by each Named Executive Officer.


            Aggregate Option Exercises in Last Fiscal Year and
                     Fiscal Year-End Option Values(1)

                       Number of Securities Underlying
                       Unexercised Options at December     Value of Unexercised In-the-Money
                                31, 1996(2)(3)             Options at December 31, 1996(2)(4)
                      ---------------------------------    ----------------------------------
                      Exercisable(#)   Unexercisable(#)    Exercisable($)    Unexercisable($)
                      --------------   ----------------    --------------    ----------------
David C. McCourt...       150,000           350,000           $331,250            $887,500
Michael J. Mahoney.        40,000            60,000                 --                  --
Bruce C. Godfrey...        28,000            42,000                 --                  --
Mark Haverkate.....        17,000            43,000              4,813              19,250
Michael A. Adams...        18,000            37,000              2,750              11,000

---------------
(1) No C-TEC stock options were exercised by the Named Executive Officers during the fiscal year ended December 31, 1996.

(2) Denominated in shares of C-TEC Common Stock.

(3) Pursuant to the adjustment of C-TEC options in connection with the Distribution, the Named Executive Officers were granted an equal number of exercisable and non-exercisable options covering RCN Common Stock as the Named Executive Officers owned in C-TEC prior to the Distribution.

(4) The fair market value of C-TEC Common Stock at December 31, 1996 was $24.25 per share.

Effect of Distribution on Equity-Related Benefits

               In connection with the Distribution, each C-TEC option held by the Named Executive Officers and all other holders of such options was adjusted so that each such executive officer and other holder currently holds options to purchase shares of Commonwealth Telephone Common Stock, RCN Common Stock and Cable Michigan Common Stock, respectively. The number of shares subject to, and the exercise price of, such options were adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting RCN, Cable Michigan and Commonwealth Telephone options immediately after the Distribution was equal to the aggregate intrinsic value of the C-TEC options immediately prior to the Distribution. Shares of restricted C-TEC Common Stock awarded under the C-TEC Executive Stock Purchase Plan ("ESPP") and share units awarded under the ESPP that relate to C-TEC Common Stock were adjusted so that following the Distribution, each such participant was credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone, the Company and Cable Michigan. See Note (4) to "Security Ownership of Certain Beneficial Owners and Management."

Pension Benefits

               C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective after December 31, 1996, in general, employees other than those of the C-TEC Group no longer accrue benefits under the C-TEC defined benefit pension plan, but became fully vested in their benefit accrued through that date. Such benefits, for the Named Executive Officers affected by this event, computed as the present value at July 31, 1997 (the expected payout date) of a life annuity beginning at age 65, are as follows: Mr. McCourt,$11,679; Mr. Mahoney, $29,124; Mr. Godfrey, $10,874; Mr. Haverkate, $41,894; and Mr. Adams, $7,249.

Directors' Compensation

               Non-employee Directors of the Company will receive a retainer of $900 per month and will be paid $1,000 for each board meeting attended.
The Committee Chairmen and other committee members will be paid $500 and $300, respectively, for each committee meeting attended. Pursuant to the RCN Corporation 1997 Stock Plan for Non-Employee Directors, the retainer will be paid in shares of RCN Common Stock and each non-employee director will receive an annual grant of a non-qualified option covering 2,000 shares of RCN Common Stock.

Compensation Committee Interlocks and Insider Participation

               The Company does not currently have a Compensation Committee. Prior to the Distribution, compensation was determined by the C-TEC Board of Directors. The Company expects to establish a Compensation Committee, all the members of which will be non-employee directors.

RCN Stock Plans

               In connection with the Distribution, the Company Board adopted the RCN Corporation 1997 Equity Incentive Plan (the "1997 Plan"), designed to provide equity based compensation opportunities to key employees when shareholders of the Company have received a corresponding benefit through appreciation in the value of RCN Common Stock. The following is a summary of the 1997 Plan.

               The 1997 Plan contemplates the issuance of incentive stock options within the meaning of Section 422 of the Code, as well as stock options that are not designated as incentive stock options, performance-based stock options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards (collectively, "Awards"). Up to 5,000,000 shares of Common Stock may be issued pursuant to Awards granted under the 1997 Plan. The 1997 Plan also provides that no individual may be granted Awards representing more than 1,000,000 shares of RCN Common Stock in any one year.

               All employees and outside consultants to the Company and any of its subsidiaries and all Directors of the Company who are not also employees of the Company ("Eligible Persons") are eligible to receive discretionary Awards under the 1997 Plan.

               The 1997 Plan may be administered by the full Company Board, the Compensation Committee of the Company Board or such other committee as the Company Board may appoint to administer the 1997 Plan (as the case may be, the "Committee"). Each member of the Committee must at all times be both a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act and an "outside director" within the meaning of Section 162( m) of the Code. The Committee, in its sole discretion, has the authority, among other things, to determine which Eligible Persons will receive Awards, the terms of Awards, including any purchase or exercise price for Awards, the time or times at which Awards will be granted, become exercisable and be forfeited, and the number of shares covered by an Award. The Committee has exclusive authority to interpret the 1997 Plan and to make all other determinations deemed advisable for the administration of the 1997 Plan.

               Unless earlier terminated by the Company Board, the 1997 Plan will expire on the 10th anniversary of the Distribution. The Company Board or the Committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the 1997 Plan in whole or in part.

Employee Stock Ownership Plan

               In connection with the Distribution, RCN established a qualified savings plan under Section 401(k) of the Code (the "401(k) Plan") that will also qualify as an ESOP under Sections 401(a) and 4975(e)(7) of the Code (the "ESOP"). Eligible active employees under the ESOP, employees of the Company Businesses who make Section 401(k) contributions and certain other employees will be allocated shares of Company Common Stock. If, within five years after the Distribution, the ESOP portion of the 401(k) Plan does not hold shares representing at least 3% percent of the number of shares of Company Common Stock outstanding immediately after the Distribution as increased by the number of shares issuable to BECO pursuant to the Exchange Agreement (collectively, "Outstanding Company Common Stock") with a market value at such time of not less than $24 million, RCN will issue to the ESOP, in exchange for a note from the ESOP (the "ESOP Note"), the amount of Company Common Stock necessary to increase the ESOP's holdings of Company Common Stock to that level, provided, however, that RCN is not obligated to issue shares to the ESOP in excess of 5% of the number of shares of Outstanding Company Common Stock. Dividends on the Company Common Stock held by ESOP that secure the ESOP Note will be allocated to the accounts of ESOP participants as the ESOP
Note is paid off by the ESOP. It is anticipated that the ESOP Note will be paid off either through additional Company contributions of cash to the ESOP or through dividends, if any, on the Company Common Stock acquired by the ESOP in connection with the issuance of the ESOP Note.


      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

               Set forth in the table below is information as of November 3, 1997 (or as of the dates specified in the explanatory footnote in the case of one of the five-percent stockholders) with respect to the number of shares of RCN Common Stock beneficially owned by (i) each person or entity known by the Company to own more than five percent of the outstanding RCN Common Stock,
(ii) each director of the Company, (iii) each of the Named Executive Officers of the Company and (iv) all directors and officers of the Company as a group. To the Company's knowledge, unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth opposite the person's or entity's name.

                                                     RCN COMMON STOCK
                                             ---------------------------------
                                             Number of Shares       Percent of
                                               Beneficially        Outstanding
Name of Beneficial Owner                         Owned(1)           Shares(1)
-------------------------                    ----------------      -----------
Directors And Named Executive Officers
James Q. Crowe..........................               416                *
Richard R. Jaros........................               380                *
Thomas May..............................                 0                0
Walter Scott, Jr........................               416                *
Michael B. Yanney.......................             1,244                *
Michael A. Adams........................             9,914(2)             *
Bruce C. Godfrey........................            21,523(2)             *
Mark Haverkate..........................            32,460(2)             *
David C.  McCourt.......................            57,225(2)(3)          *
Michael J. Mahoney......................            25,085                *
Thomas P. O'Neill, III..................                 0                0
Alfred Fasola...........................                 0                0
Eugene Roth.............................             6,804                *
Stuart E. Graham........................             5,087                *
All Directors and Executive Officers
as a Group (14 persons)(2)(3)...........           160,554                *
5% Stockholders
Kiewit Telecom Holdings, Inc.(4)........        13,320,485             48.5%

_______________
*  Less than 1% of outstanding shares.

(1) Includes shares of Company Common Stock acquired in respect of Matching Shares but excludes RCN Share Units.

(2) Under the ESPP, participating executive officers who forgo current compensation are credited with "Share Units", the value of which is based on the value of a share of Company Common Stock. ESPP participants who elect to receive Share Units in lieu of current compensation are also credited with restricted "Matching Shares," which vest over a period of 3 years from the grant date, subject to continued employment. Matching Shares, unless forfeited, have voting and dividend rights. In connection with the Distribution, Share Units and Matching Shares will be adjusted in an equitable manner so that participants will be credited with an aggregate equivalent value of restricted shares of Commonwealth Telephone, RCN and Cable Michigan Common Stock. The holdings indicated include Share Units and Matching Shares.

               The table below shows in respect of each executive officer the number of shares of C-TEC Common Stock purchased outright, Share Units relating to C-TEC Common Stock acquired by each such executive officer in lieu of current compensation, and the forfeitable Matching Shares of C-TEC Common Stock held by each such executive officer:

                                           Share Unit Acquired                                            Total Purchased and
                                            Under the ESPP in     Total Shares                               Acquired and
                       Shares Purchased      Lieu of Current      Purchased and    Restricted Matching    Restricted Matching
                           Outright           Compensation          Acquired             Shares                 Shares
                       ----------------    --------------------   -------------    -------------------    -------------------
Michael A. Adams...               894                  4,510            5,404               4,510                  9,914
Bruce C. Godfrey...             7,567                  6,978           14,545               6,978                 21,523
David C. McCourt...            18,805                 19,210           38,015              19,210                 57,225
Michael J. Mahoney.            11,483                  6,801           18,284               6,801                 25,085
Mark Haverkate.....            23,504                  4,478           27,982               4,478                 32,460

---------------
(3) Includes 225 shares of Company Common Stock which are owned by Mr. McCourt's wife. Mr. McCourt disclaims beneficial ownership of such shares.

(4) KDG owns 90% of the common stock and all of the preferred stock of Kiewit Telecom. David C. McCourt, Chairman and Chief Executive Officer of Commonwealth Telephone and RCN, owns the remaining 10% of the common stock of Kiewit Telecom. KDG is a wholly owned subsidiary of PKS. The address for Kiewit Telecom, KDG and PKS is 1000 Kiewit Plaza, Omaha, Nebraska 68131.

Peter Kiewit Sons' Inc.

              Set forth below is certain information regarding the beneficial ownership of equity securities of PKS as of November 3, 1997, by each director, the Named Executive Officers and by all persons, as a group, who will be directors or executive officers of the Company as of the Distribution, of Class B Construction & Mining Group Nonvoting Restricted Redeemable Convertible Exchangeable Common Stock (none of which is owned by management), Class C Construction and Mining Group Restricted Redeemable Convertible Exchangeable Common Stock ("Class C"), and Class D Diversified Group Convertible Exchangeable Common Stock ("Class D").

                                     Number of Class  Percent of Class   Number of Class  Percent of Class
Name of Beneficial Owner                C Shares          C Shares          D Shares          D Shares
-----------------------              ---------------  ----------------   ---------------  ----------------
James Q.  Crowe.....................           --               --          1,134,369              4.3%
Richard R. Jaros....................       29,344                *            121,128                *
Thomas May..........................           --               --                 --              --
Walter Scott, Jr....................      250,000              2.5%         3,393,374             12.7%
Michael B. Yanney...................           --               --             10,000                *
Michael A. Adams....................           --               --                 --               --
Bruce C. Godfrey....................           --               --                 --               --
Mark Haverkate......................           --               --                 --               --
David C. McCourt....................           --               --             11,500                *
Michael J. Mahoney..................           --               --                 --               --
Thomas P. O'Neill, III..............           --               --                 --               --
Alfred Fasola.......................           --               --                 --               --
Eugene Roth.........................           --               --                 --               --
Stuart E. Graham....................           --               --                 --               --
All Directors and Executive
  Officers as a Group (14 persons)..      279,344              2.8%         4,670,371             17.5%

---------------
*  Less than 1% of the outstanding of the class.


          DESCRIPTION OF THE DISTRIBUTION AND RELATED AGREEMENTS

               This section of the Prospectus describes certain agreements among the Company, Commonwealth Telephone and Cable Michigan that will govern certain of the on-going relationships among such entities, and will provide for an orderly transition to the status of three separate, independent companies. To the extent that they relate to the Distribution Agreement or the Tax Sharing Agreement (collectively, the "Distribution Documents"), the following descriptions describe the Distribution Documents as in effect as of the Distribution, do not purport to be complete and are qualified in their entirety by reference to the Distribution Documents, which were filed as exhibits to the Company's Information Statement on Form 10 ("Form 10"), and are incorporated herein by reference.

               The Distribution Documents were entered into in connection with the Distribution and are, therefore, not the result of arm's length negotiation between unrelated parties as the Company, Commonwealth Telephone and Cable Michigan have certain common officers and directors. Nevertheless, the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length. Any additional or modified agreements, arrangements and transactions entered into between the Company and either or both of Commonwealth Telephone and Cable Michigan will be negotiated at arm's length.

Background

               On February 12, 1997, the Board of Directors of C-TEC (now Commonwealth Telephone) approved a plan to restructure C-TEC (the
"Restructuring"). Under the Restructuring, C-TEC would be separated into three different, publicly traded companies engaged, respectively, in the following businesses:

            (i) the business of the Company;

           (ii) a cable television business in the State of Michigan, which will be owned by Cable Michigan and will include C-TEC's 61.92% interest in Mercom, Inc.; and

          (iii) C-TEC's Pennsylvania telephone and engineering business, which will be owned by Commonwealth Telephone and will consist of C-TEC's Commonwealth Telephone Company business (Pennsylvania rural LEC operations), C-TEC's Pennsylvania CLEC operations, Commonwealth Communications, Inc. (communications engineering) and C-TEC's long distance business related to the Commonwealth Telephone Company and Pennsylvania CLEC operations. Following the Distribution, C-TEC's name was changed to Commonwealth Telephone Enterprises, Inc.

               The C-TEC Board of Directors determined that the Restructuring and the subsequent Distribution would, among other things, (i) facilitate possible future equity or equity-linked offerings by the Company; (ii) facilitate possible future acquisitions and joint venture investments by the Company; (iii) facilitate the ability of the Company to grow in both size and profitability; (iv) allow the management of the Company to focus attention and financial resources on its business; and (v) allow for the establishment of an employee stock ownership plan for the employees of the Company with stock that correlates more closely to the Company's business, as well as permit the Company to offer other employee incentives that are more directly linked to the performance of its business.

               On September 30, 1997 (the "Distribution Date"), C-TEC effected the Distribution by the delivery of the shares of Company Common Stock to the Distribution Agent for distribution to the holders of record of C-TEC Common Stock and C-TEC Class B Common Stock. As a result of the Distribution, 100% of the outstanding shares of Company Common Stock were distributed to holders of C-TEC Common Equity.

Terms of Distribution Agreement

               Commonwealth Telephone, Cable Michigan and the Company entered into a Distribution Agreement (the "Distribution Agreement") prior to the Distribution, among other things, to define certain aspects (other than those with respect to taxes, which shall be governed by the Tax Sharing Agreement) of the relationship among Commonwealth Telephone, Cable Michigan and the Company after the Distribution and to provide for the allocation of certain assets and liabilities (other than those with respect to taxes, which shall be governed by the Tax Sharing Agreement) among Commonwealth Telephone, Cable Michigan and the Company.

Indemnification

               The Company, Cable Michigan and Commonwealth Telephone have agreed to indemnify one another against certain liabilities. The Company has agreed to indemnify Commonwealth Telephone and its subsidiaries at the time of the Distribution (collectively, the "Commonwealth Telephone Group") and the respective directors, officers, employees and affiliates of each person in the Commonwealth Telephone Group (collectively, the "Commonwealth Telephone Indemnitees") and Cable Michigan and its subsidiaries at the time of the Distribution (collectively, the "Cable Michigan Group") and the respective directors, officers, employees and affiliates of each person in the Cable Michigan Group (collectively, the "Cable Michigan Indemnitees") from and against any and all damage, loss, liability and expense ("Losses") incurred or suffered by any of the Commonwealth Telephone Indemnitees or the Cable Michigan Indemnitees, respectively, (i) arising out of, or due to the failure of the Company or any of its subsidiaries at the time of the Distribution (collectively, the "Company Group") to pay, perform or otherwise discharge any of the Company Liabilities (as defined below), (ii) arising out of the breach by any member of the Company Group of any obligation under the Distribution Agreement or any of the other Distribution Documents and (iii) in the case of the Commonwealth Telephone Indemnitees, arising out of the provision by the Commonwealth Telephone Group of the services described below to the Company Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Commonwealth Telephone Indemnitee. "Company Liabilities" refers to (i) all liabilities of the Company Group under the Distribution Agreement or any of the other Distribution Documents, (ii) all other liabilities of the Company, Cable Michigan or Commonwealth Telephone (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the Company Businesses prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Company Liabilities") and (iii) 30% of the Shared Liabilities (as defined below).

               Cable Michigan has agreed to indemnify the Company Group and the respective directors, officers, employees and Affiliates of each Person in the Company Group (collectively, the "Company Indemnitees") and the Commonwealth Telephone Indemnitees from and against any and all Losses incurred or suffered by any of the Company Indemnitees or the Commonwealth Telephone Indemnitees, respectively, (i) arising out of, or due to the failure of any Person in the Cable Michigan Group to pay, perform or otherwise discharge any of the Cable Michigan Liabilities (as defined below), (ii) arising out of the breach by any member of the Cable Michigan Group of any obligation under the Distribution Agreement or any of the other Distribution Documents, (iii) in the case of the Commonwealth Telephone Indemnitees, arising out of the provision by the Commonwealth Telephone Group of Services (as defined below) to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Commonwealth Telephone Indemnitee and (iv) in the case of the Company Indemnitees, arising out of the provision by the Company of the services described below to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Company Indemnitee. "Cable Michigan Liabilities" refers to (i) all liabilities of the Cable Michigan Group under the Distribution Agreement or any of the other Distribution Documents, (ii) all other liabilities of the Company, Cable Michigan or Commonwealth Telephone (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the Cable Michigan Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Cable Michigan Liabilities") and (iii) 20% of the Shared Liabilities (as defined below).

               Commonwealth Telephone has agreed to indemnify the Company Indemnitees and the Cable Michigan Indemnitees from and against any and all Losses incurred or suffered by any of the Company Indemnitees or the Cable Michigan Indemnitees, respectively, (i) arising out of, or due to the failure of any Person in the Commonwealth Telephone Group to pay, perform or otherwise discharge any of the Commonwealth Telephone Liabilities (as defined below),
(ii) arising out of the breach by any member of the Commonwealth Telephone Group of any obligation under the Distribution Agreement or any of the other Distribution Documents and (iii) in the case of the Company Indemnitees, arising out of the provision by the Company of the services described below to the Commonwealth Telephone Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Company Indemnitee. "Commonwealth Telephone Liabilities" refers to (i) all liabilities of the Commonwealth Telephone Group under the Distribution Agreement or any of the other Distribution Documents, (ii) all other liabilities of the Company, Cable Michigan or Commonwealth Telephone (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the Commonwealth Telephone Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Commonwealth Telephone Liabilities") and (iii) 50% of the Shared Liabilities (as defined below).

               "Shared Liability" means any liability (whether arising before, on or after the Distribution Date) of the Company, Cable Michigan or Commonwealth Telephone or their respective subsidiaries which (i) (a) arises from the conduct of the corporate overhead function with respect to Commonwealth Telephone and its subsidiaries prior to the effective time of the Distribution with certain exceptions or (b) is one of certain fees and expenses incurred in connection with the Restructuring and (ii) is not a True Commonwealth Telephone Liability, a True Cable Michigan Liability or a True Company Liability.

               The Company, Cable Michigan and Commonwealth Telephone have also generally agreed to indemnify each other and each other's affiliates and controlling persons from certain liabilities under the securities laws in connection with the Company's Form 10, the Company's offering memorandum in connection with the Notes Offering and Cable Michigan's Informational Statement on Form 10 and Cable Michigan Offering Memorandum. For information regarding indemnification for tax liabilities, see "--Tax Sharing Agreement."

               The Company does not believe that any of the foregoing indemnities will have a material adverse effect on the business, financial condition or results of operations of the Company.

               The Distribution Agreement also includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of claims or suits brought by third parties for non-Shared Liabilities and may participate in the defense of claims or suits brought by third parties for Shared Liabilities. RCN is entitled to assume the defense of claims or suits brought by third parties for Shared Liabilities. Any indemnification paid under the foregoing indemnities is to be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of such indemnity.

Employee Matters

               Under the Distribution Agreement, Cable Michigan, RCN and Commonwealth Telephone agreed generally to assume employee benefits-related liabilities with respect to its current and, in some cases, former employees.

Transitional Services and Arrangements

               The Company has agreed to provide or cause to be provided to the Commonwealth Telephone Group certain specified services for a transitional period after the Distribution. The transitional services to be provided are the following: (i) accounting, (ii) payroll, (iii) management supervision,
(iv) cash management, (v) human resources and benefit plan administration,
(vi) insurance administration, (vii) legal, (viii) tax, (ix) internal audit,
(x) investor and public relations and (xi) other miscellaneous administrative services. The fee per year for these services will be 3.5% of the first $175 million of revenue of the Commonwealth Telephone Group and 1.75% of any additional revenue. Based on the Commonwealth Telephone Group's revenue for 1996, the fee for that year would have been approximately $6,326,000.

               The Company has also agreed to provide or cause to be provided to the Cable Michigan Group certain specified services for a transitional period after the Distribution. The transitional services to be provided are the following: (i) customer service, (ii) marketing, (iii) accounting, (iv) payroll, (v) management supervision, (vi) cash management, (vii) human resources and benefit plan administration, (viii) insurance administration,
(ix) legal, (x) tax, (xi) internal audit, (xii) programming administration,
(xiii) billing, (xiv) monthly cable guides, (xv) investor and public relations, (xvi) provision of third party programming and (xvii) other miscellaneous administrative services. Subject to certain limitations, the fee per year for services listed in items (ii)-( xii), (xv) and (xvii) will be 4.0% of the revenues of the Cable Michigan Group plus a direct allocation of certain consolidated cable administrative functions. Based on the Cable Michigan Group's revenue for 1996 and the allocation of certain consolidated cable administrative functions, the charge for such services for that year would have been approximately $4,418,000. The charge for customer service listed in item (i) along with the billing service listed in item (xiii) will be a pro rata share (based on the relative number of subscribers) of the fees and expenses incurred by the Company to provide such customer and billing services for the Company and the Cable Michigan Group. Based on this allocation arrangement, the charge to Cable Michigan for such customer and billing services would have been approximately $3,114,000 in 1996. The third party expense incurred by RCN to obtain third party programming and monthly cable guides for Cable Michigan referred to in items (xiv) and (xvi) above will be reimbursed to RCN by Cable Michigan, and no additional fee will be charged with respect thereto.

               Commonwealth Telephone has agreed to provide or cause to be provided to the Company Group and the Michigan Group financial data processing applications, lockbox services, storage facilities, LAN and WAN support services, building maintenance and other miscellaneous administrative services for a transitional period after the Distribution. The fees for such services and arrangements will be an allocated portion (based on relative usage) of the cost incurred by Commonwealth Telephone to provide such services and arrangements to all three groups. Based on this allocation arrangement, the fee for providing such services and arrangements to the Company Group and the Cable Michigan Group would have been approximately $753,000 and $248,000, respectively, for 1996.

               The nature, scope and timing of the foregoing services are to be substantially consistent with the nature, scope and timing of the service provider's services prior to the Distribution, provided that the service provider shall not be obligated to hire additional or replacement employees, or increase the compensation of its existing employees, in order to provide the services. The services commenced on the Distribution Date and will terminate upon 60 days notice by either the service provider or the relevant service recipient, except that the billing, customer service, programming administration and provision of third party programming services provided by RCN to Cable Michigan may not be terminated by RCN on less than one year advance notice to Cable Michigan. A service recipient may also terminate individual services by giving 60 days notice to the applicable service provider.

Intercompany Accounts; Intellectual Property Rights and Licenses

               Except as otherwise provided in the Tax Sharing Agreement or the Distribution Agreement, all intercompany receivable, payable and loan balances among the Company Group, the Cable Michigan Group and the Commonwealth Telephone Group were settled prior to the Distribution by payment in full by the party or parties owing any such obligation; provided however, that certain de minimus accounts payable and accounts receivable may be settled within 30 days after the Distribution. The Distribution Agreement provides that all arrangements and agreements between the parties terminated as of the Distribution Date other than the Distribution Documents and certain commercial contracts on terms that management believes to be arm's-length. These contracts comprise switch and facilities leases, an Internet access resale agreement, an interim carrier agreement, local and long distance phone service agreements, a maintenance agreement and switch monitoring and traffic capacity services agreements.

               None of the Groups will have any right or license in or to any technology, software, intellectual property, know-how or other proprietary right owned, licensed or held for use by another Group.

Miscellaneous

               As a result of the Distribution, there exist relationships that may lead to conflicts of interest. Each of the Company, Commonwealth Telephone and Cable Michigan are effectively controlled by Kiewit Telecom. In addition, the majority of the Company's named executive officers are also directors and/or executive officers of Commonwealth Telephone or Cable Michigan. See "Management." In particular, David C. McCourt, Chairman and Chief Executive Officer of the Company, has served as a director and Chairman and Chief Executive Officer of Cable Michigan since the Distribution and as a director and Chairman and Chief Executive Officer of C-TEC/Commonwealth Telephone since October 1993. Mr. McCourt expects to devote approximately 70% of his time to managing the affairs of the Company. In addition, Michael J. Mahoney, who has been President and Chief Operating Officer, as well as a director, of the Company since the Distribution is also a director of Commonwealth Telephone. Mr. Mahoney expects to devote approximately 85-90% of
his time to managing the affairs of the Company.   The Company's other named
executive officers expect to devote the following approximate portions of their time to managing the affairs of the Company: Mr. Godfrey (80%); Mr. Haverkate (75%) and Mr. Adams (100%). The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors and employees in managing both the Company and the operations of Cable Michigan and/or Commonwealth Telephone. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

Tax Sharing Agreement

               The Tax Sharing Agreement, by and among the Company, Cable Michigan and Commonwealth Telephone (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date.
Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the Cable Michigan Group, or the Commonwealth Telephone Group will be borne solely by such Group. Adjustments to all other tax liabilities will be borne 50% by Commonwealth Telephone, 30% by the Company and 20% by Cable Michigan.

               Notwithstanding the above, if as a result of the acquisition of all or a portion of the capital stock or assets of the Company, the Distribution or the Cable Michigan Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.


                    DESCRIPTION OF THE CREDIT AGREEMENT

               This section of the Prospectus describes the terms and conditions of the Credit Agreement that certain subsidiaries of the Company have in place. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Credit Agreement, which was an exhibit to the Company's Form 10 filed with the Commission and is incorporated herein by reference. Capitalized terms used in this Section and not otherwise defined herein are used as defined in the Credit Agreement.

               Certain of the Company's direct and indirect subsidiaries, namely, C-TEC Cable Systems, Inc. ("Cable Systems"), and its subsidiaries RCN of New Jersey, Inc. (formerly ComVideo Systems, Inc.) ("ComVideo") and RCN of Southwest New York (formerly C-TEC Cable Systems of New York, Inc.) ("Cable Systems New York") (collectively, the "Borrowers"), have in place two secured credit facilities (the "Credit Facilities") pursuant to a single credit agreement with a group of lenders for which First Union National Bank acts as agent (the "Credit Agreement"), which was effective as of July 1, 1997 (the "Closing Date"). The first is a five-year revolving credit facility in the
amount of $25 million (the "Revolving Credit Facility").   The second is an
eight-year term credit facility in the amount of $100 million (the "Term Credit Facility").

               Borrowings under the Credit Facilities are available for the following purposes: (i) to refinance existing indebtedness of the Borrowers,
(ii) to finance an equity investment by Cable Systems in RCN Telecom Services, Inc. (a member of the RCN Group), (iii) to finance permitted acquisitions, and (iv) for capital expenditures, working capital and general corporate purposes. Borrowings under the Credit Agreement are subject to the conditions that there can be no default or event of default under the Credit Agreement and that the representations and warranties of the Borrowers contained in the Credit Agreement and related pledge agreements must be true. Each Borrower is jointly and severally liable for all borrowings and other obligations under the Credit Facilities.

               The interest rate on the Credit Facilities will be, at the election of the Borrowers, based on either a LIBOR or a Base Rate option (each as defined in the Credit Agreement). In the case of the LIBOR option, the interest rate will include a spread that varies, based on Cable Systems's Leverage Ratio (defined as the ratio of Total Debt at the last day of the most recently ended fiscal quarter to Operating Cash Flow for the four fiscal quarters then ended), from 50 basis points to 125 basis points. In the case of the Revolving Credit Facility, a fee of 20 basis points on the unused revolving commitment will accrue from the Closing Date and will be payable quarterly in arrears. In the case of the term credit facility, a fee of 20 basis points on the unused term commitment will accrue from the forty-sixth day after the Closing Date through the earlier of the date on which the term commitment is fully drawn and the ninetieth day after the Closing Date and will be payable ninety days after the Closing Date.

               The Term Credit Facility is available in up to two installments, and to the extent not borrowed during the ninety-day period described above will cease to be available. One installment of $50 million of the Term Credit Facility was drawn on August 1, 1997. The entire amount of the Revolving Credit Facility is available to the Borrowers until June 30, 2002. As of August 1, 1997, no principal was outstanding thereunder. Revolving loans may be repaid and reborrowed from time to time.

               The Term Credit Facility must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. The aggregate annual installments payable on the term loan are as follows (assuming the entire $100 million is drawn, and if less then pro rata to the amounts given below):

1999..............................       $3,750,000
2000..............................      $11,250,000
2001..............................      $16,250,000
2002..............................      $17,500,000
2003..............................      $19,374,000
2004..............................      $21,250,000
2005..............................      $10,626,000

               The Borrowers have the option to repay the Term Credit Facility in whole or in part at any time, without penalty, subject to customary "breakage"charges. Any amount of the Term Credit Facility that is repaid may not be reborrowed.

               The Borrowers are required to apply 100% of the net cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the Revolving Credit Facility. Any excess amounts of such net cash proceeds not applied to repay Revolving Credit Facility are applied to reduce the scheduled installments of the Term Credit Facility on a pro rata basis.

               All borrowings under the Credit Facilities will be pari passu, and will be secured under a common collateral package including (i) a first priority pledge by Cable Systems of 100% of the stock in ComVideo (which will be given only after approval from the appropriate regulatory authority in New Jersey is granted) and in Cable Systems New York; (ii) a first priority pledge by ComVideo of 100% of its partnership interests in Home Link Communications of Princeton, L.P. ("Home Link") at such time that ComVideo has acquired 100% of the partnership interests in Home Link (at which time Home Link will become a Borrower) and subject also to approval of the appropriate regulatory authority in New Jersey being granted; (iii) a first priority pledge by each Borrower of 100% of the stock owned by it in each other material subsidiary of such Borrower created after the Closing Date; and (iv) a first priority pledge by RCN of 100% of the stock of Cable Systems (which will be given within 30 days of the Distribution Date). In addition, the Borrowers are subject to a prohibition on granting other negative pledges to other parties on the assets of Cable Systems and certain of its subsidiaries (subject to customary exceptions). The stock and assets of RCN Telecom Services of Pennsylvania, Inc. (formerly C-TEC Cable Systems of Pennsylvania, Inc.), RCN Telecom Services, Inc. and RCN International Holdings, Inc. are excluded from the security arrangements.

               The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisitions and sales of assets, payment of dividends and other distributions, making of capital expenditures and transactions with affiliates. The Credit Agreement requires the Borrowers, Home Link and all subsidiaries of the Borrowers created after the Closing Date on a combined basis to maintain the following financial ratios:
(i) the ratio of Total Debt at any fiscal quarter end to Operating Cash Flow for the trailing four fiscal quarters is not to exceed 5.0:1 initially, adjusting over time to 4.0:1; (ii) the ratio of Operating Cash Flow to Interest Expense for any four consecutive fiscal quarters is not to fall below 2.75:1 for periods ending during the first 3 years after the Closing Date, adjusting to 3.0:1 thereafter; and (iii) the ratio of Operating Cash Flow (minus certain capital expenditures, cash taxes and cash dividends) to Fixed Charges (defined as scheduled principal payments and interest expense) for any four consecutive quarters is not to fall below 1.0:1 for periods ending on or before December 31, 2000 and adjusting to 1.05:1 thereafter.

               The Credit Agreement includes customary events of default.
Upon the occurrence of any event of default, the lenders may accelerate the outstanding loans and cancel any unborrowed commitment. These events of default include payment and covenant defaults (subject in certain cases to a grace period), misrepresentations, cross default to certain other debt, bankruptcy, ERISA and judgment defaults and a change of control default. For this purpose, "change of control"is defined to mean any time after the Distribution Date that (A) PKS shall cease to hold, either directly or indirectly through one or more PKS entities, shares of RCN constituting at least thirty percent (30%) of the number of outstanding common shares or at least thirty percent (30%) of the voting power represented by the outstanding voting shares of RCN (in each case, outstanding shares excluding shares issued after the Distribution Date (i) for cash, (ii) in consideration for the acquisition of any investment or property or the provision of services, (iii) upon the exercise of any warrant, option, convertible security or similar instrument issued after the Distribution Date for consideration described in clauses (i) and (ii) or (iv) in connection with an employee stock option plan and similar benefit arrangement adopted after the Distribution Date by RCN or any of its wholly owned subsidiaries), (B) any person (other than PKS or a PKS entity) or group of persons shall have acquired in one or more series of transactions beneficial ownership of more than fifty-one percent (51%) of the outstanding common stock or of the voting power represented by the outstanding voting shares of RCN or (C) RCN shall cease to hold, directly or indirectly, all of the outstanding shares of capital stock of Cable Systems.


                       DESCRIPTION OF THE NEW NOTES

               The New Senior Notes will be issued under an Indenture (the "Senior Note Indenture") dated as of October 17, 1997 between RCN Corporation ("RCN") and The Chase Manhattan Bank, as trustee (in such capacity, the "Senior Note Trustee"). The New Discount Notes will be issued under an Indenture (the "Senior Discount Note Indenture"; together with the Senior Note Indenture, the "Indentures") dated as of October 17, 1997 between RCN and The Chase Manhattan Bank, as trustee (in such capacity, the "Senior Discount Note Trustee"; together with the Senior Note Trustee, the "Trustees"). The Indentures have been filed as exhibits to the Registration Statement of which this Prospectus constitutes a part. Upon the issuance of the New Notes, the applicable Indenture will be subject to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of certain provisions of the Indentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to all of the provisions of the Indentures, including the definitions of certain terms therein and those terms made a part of the Indentures by reference to the Trust Indenture Act of 1939, as in effect on the date of such Indenture, and to the Trust Indenture Act, in the case of the New Notes. Whenever particular provisions or definitions of the Indentures, the Notes or the terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions."

General

               The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes and except that, if the Exchange Offer is required to be consummated under the Registration Rights Agreement and the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, then the interest rate on the Old Notes will increase, with respect to the each 90-day period until the consummation of the Exchange Offer in an amount equal to 0.25% per annum of the principal amount of the Notes, subject to a maximum amount of 1.00% of the principal amount of the Notes.

               The Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. See "Book-Entry; Delivery and Form." The New Senior Notes will be collateralized by a first priority security interest in the Escrow Account described under "--Disbursement of Funds; Escrow Account." Principal of, premium, if any, and interest on the Notes are payable, and the Notes are exchangeable and transferable, at the office or agency of RCN in the City of New York maintained for such purposes (which initially will be the corporate trust office of the applicable Trustee). See "Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer, exchange or redemption of the Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

               Any Notes that remain outstanding after the completion of an Exchange Offer, together with the New Notes issued in connection with such Exchange Offer, will be treated as a single class of securities under the relevant Indenture.

Maturity, Interest and Principal

Senior Notes

               The Senior Notes will be general senior obligations of RCN, limited to $225,000,000 aggregate principal amount, and will mature on October 15, 2007. The Senior Notes will be secured to the limited extent set forth under "--Disbursement of Funds; Escrow Account" below. See "--Ranking." Interest on the Senior Notes will be payable in cash at a rate of 10% per annum semi-annually in arrears on each April 15 and October 15, commencing April 15, 1998, to the holders of record of Senior Notes at the close of business on April 1 and October 1 immediately preceding such interest payment date. Interest will accrue from the most recent interest payment date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from October 17, 1997, the date on which the Old Notes were originally issued ("Issue Date"). Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest on overdue principal and, to the extent permitted by law, on overdue installments of interest will accrue at the rate of interest borne by the Senior Notes.

Senior Discount Notes

               The Senior Discount Notes will be general senior unsecured obligations of RCN, limited to $601,045,000 aggregate principal amount at maturity, and will mature on October 15, 2007. See "--Ranking." The Old Discount Notes were issued at a discount to yield gross proceeds of
$350,000,524.   See "Certain U.S.  Federal Income Tax Considerations." The
Senior Discount Notes will not bear cash interest prior to October 15, 2002. Commencing on April 15, 2003, interest on the Senior Discount Notes will be payable, in cash at a rate of 11 1/8 % per annum, semi-annually in arrears on each April 15 and October 15 to the holders of record of Senior Discount Notes at the close of business on the April 1 and October 1 immediately preceding such interest payment date. Interest will accrue from the most recent interest payment date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from October 15, 2002. Interest will be computed on the basis of a 360-day year of twelve 30-day
months.   Interest on overdue principal and, to the extent permitted by law, on overdue installments of interest will accrue at the rate of interest borne by the Senior Discount Notes. The yield to maturity of the Senior Discount Notes, determined on a semi-annual bond equivalent basis, will be 11 1/8 per annum.

Redemption

Optional Redemption by RCN

               Optional Redemption of Senior Notes. The Senior Notes will be redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of RCN, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning October 15 of the years indicated below:


                                               Redemption
Year                                              Price
----                                           ----------
2002....................................         105.000%
2003....................................         103.333%
2004....................................         101.667%
2005 and thereafter.....................         100.000%


               Optional Redemption of Senior Discount Notes. The Senior Discount Notes will be redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of RCN, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount at maturity) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning October 15 of the years indicated below:

                                               Redemption
Year                                              Price
----                                           ----------
2002....................................         105.562%
2003....................................         103.708%
2004....................................         101.854%
2005 and thereafter.....................         100.000%


               Redemption Following Public Equity Offerings. Notwithstanding the foregoing, on or prior to October 15, 2000, RCN may, at its option, use the net proceeds of one or more Public Equity Offerings (as defined below) yielding gross cash proceeds of not less than $30 million to redeem up to an aggregate of 35% of the principal amount of Senior Notes originally issued and/or 35% of the aggregate principal amount at maturity of Senior Discount Notes originally issued, in each case on a pro rata basis (or as nearly pro rata as practicable), at a redemption price of 110% of the principal amount of Senior Notes, plus accrued and unpaid interest, if any, to the redemption date or 111.125% of the Accreted Value of Senior Discount Notes; provided that not less than 65% of the originally issued aggregate principal amount of Senior Notes or 65% of the originally issued aggregate principal amount at maturity of Senior Discount Notes, as the case may be, would remain outstanding immediately after such redemption. To effect the foregoing redemption, RCN must mail a notice of redemption not later than 60 days after the consummation of the Public Equity Offering that resulted in the requisite gross proceeds.

               As used above, "Public Equity Offering" means an underwritten public offering of Common Stock of RCN effected on a primary basis and registered with the Commission under the Securities Act.

               Selection; Effect of Redemption Notice. Notice of an optional redemption must be given no less than 30 nor more than 60 days prior to the applicable redemption date. In the case of a partial redemption of an issue of Notes, selection of the Notes for redemption will be made by lot, pro rata or by such other method as the applicable Trustee in its sole discretion deems fair and appropriate or in such manner as complies with the requirements of the principal securities exchange, if any, on which the applicable Notes being redeemed are listed and DTC; provided that any redemption following one or more Public Equity Offerings will be made on a pro rata or on as nearly a pro rata basis as practicable (subject to the procedures of DTC). Upon giving of a redemption notice, interest on Notes called for redemption will cease to accrue from and after the date fixed for redemption (unless RCN defaults in providing the funds for such redemption) and, upon redemption on such redemption date, such Notes will cease to be outstanding.

Mandatory Redemption

               Sinking Fund. RCN will not be required to make any mandatory sinking fund payments in respect of the Senior Notes or the Senior Discount Notes.

               Offers to Purchase upon Change of Control and Certain Asset Sales. Following the occurrence of a Change of Control, RCN will be required to make an offer to purchase all outstanding Notes at a price of 101% of the principal amount thereof, in the case of the Senior Notes, or 101% of the Accreted Value thereof, in the case of the Senior Discount Notes, plus, in each case, accrued and unpaid interest, if any, to the date of purchase, and purchase all Notes validly tendered pursuant thereto. In addition, RCN may be obligated to make an offer to purchase Notes with a portion of the Net Cash Proceeds of certain Asset Sales at a price of 100% of the principal amount thereof, in the case of the Senior Notes, or 100% of the Accreted Value thereof, in the case of the Senior Discount Notes, plus, in each case, accrued and unpaid interest, if any, to the date of purchase. See "--Certain Covenants Change of Control" and "Certain Covenants Disposition of Proceeds of Asset Sales," respectively.

Disbursement of Funds; Escrow Account

               The Senior Notes will be collateralized, pending disbursement pursuant to the Escrow and Security Agreement dated as of October 17, 1997, among RCN, the Senior Note Trustee and The Chase Manhattan Bank, as Escrow Agent (the "Escrow Agreement"), by a pledge of the Escrow Account (as defined in the Escrow Agreement), which contains approximately $60 million of the net proceeds from the sale of the Old Senior Notes (the "Escrow Collateral"), representing funds that, together with the proceeds from the investment thereof, will be sufficient to pay interest on the Senior Notes for six scheduled interest payments.

     RCN entered into the Escrow Agreement providing for the grant by RCN to the Senior Note Trustee, for the benefit of the holders, of security interests in the Escrow Collateral. All such security interests will collateralize the payment and performance when due of all obligations of RCN under the Senior
Note Indenture and the Senior Notes, as provided in the Escrow Agreement. The lien created by the Escrow Agreement will be first priority security interests in the Escrow Collateral. The ability of holders to realize upon any such funds or securities may be subject to certain bankruptcy law limitations in the event of the bankruptcy of RCN.

               Pursuant to the Escrow Agreement, funds may be disbursed from the Escrow Account only to pay interest on the Senior Notes (except that, if a portion of the Senior Notes has been retired by RCN, funds representing the lesser of (i) the excess of the amount in the Escrow Account over the amount sufficient to pay interest through and including October 15, 2000 on the Senior Notes not so retired and (ii) the interest payments which have not previously been made on such retired Senior Notes for each interest payment date through and including the interest payment date to occur on October 15, 2000 shall be paid to RCN if no Default then exists under the Senior Note Indenture).

               Pending such disbursements, all funds contained in the Escrow Account will be invested in U.S. Government Securities. Interest earned on the U.S. Government Securities will be placed in the Escrow Account. Upon the acceleration of the maturity of the Senior Notes, the Escrow Agreement will provide for the foreclosure by the Senior Note Trustee upon the net proceeds of the Escrow Account. Under the terms of the Senior Note Indenture, the proceeds of the Escrow Account shall be applied, first, to amounts owing to the Senior Note Trustee in respect of fees and expenses of the Senior Note Trustee and, second, to all obligations under the Senior Notes and the Senior
Note Indenture. Under the Escrow Agreement, assuming that RCN makes the first six scheduled interest payments on the Senior Notes in a timely manner with funds or U.S. Government Securities held in the Escrow Account, all of the funds and U.S. Government Securities will be released from the Escrow Account.

Ranking

               The indebtedness of RCN evidenced by the Notes will rank senior in right of payment to all subordinated indebtedness of RCN and pari passu in right of payment with all other existing and future unsubordinated indebtedness of RCN. RCN is a holding company with limited assets and no business operations of its own. RCN operates its business through its subsidiaries. Any right of RCN and its creditors, including holders of the Notes, to participate in the assets of any of RCN's subsidiaries upon any liquidation or administration of any such subsidiary will be subject to the prior claims of the subsidiary's creditors, including trade creditors. For a discussion of certain adverse consequences of RCN being a holding company and of the terms of potential future indebtedness of RCN and its subsidiaries, see "Risk Factors--Holding Company Structure; Structural Subordination."

Certain Covenants

               Set forth below are certain covenants that are contained in each Indenture, unless otherwise noted.

               Limitation on Additional Indebtedness. Each Indenture provides that RCN will not, and will not permit any Restricted Subsidiary or Restricted Affiliate to, directly or indirectly, create, incur, assume, issue, guarantee or in any manner become directly or indirectly liable for or with respect to, contingently or otherwise, the payment of (collectively, to "incur") any Indebtedness (including any Acquired Indebtedness), except for Permitted Indebtedness; provided that (A) (i) RCN will be permitted to incur
Indebtedness (including Acquired Indebtedness and Buildout Indebtedness) and
(ii) a Restricted Subsidiary or Restricted Affiliate will be permitted to incur Acquired Indebtedness or Buildout Indebtedness, if, in either case, after giving pro forma effect to such incurrence (including the application of the net proceeds therefrom), either (X) the ratio of Total Consolidated Indebtedness to Consolidated Pro Forma Operating Cash Flow would not be greater than or equal to 5.5:1.0 if such Indebtedness is incurred prior to October 15, 2000 or 5.0:1.0 if such Indebtedness is incurred on or after October 15, 2000 or (Y) the ratio of Total Consolidated Indebtedness to Total Invested Equity Capital would not exceed 2.0:1.0 and (B) on or after October 15, 2002, a Restricted Affiliate will be permitted to incur Acquired Indebtedness or Buildout Indebtedness, if, after giving pro forma effect to such incurrence (including the application of the net proceeds therefrom), the ratio of Total Affiliate Indebtedness to Affiliate Pro Forma Operating Cash Flow of such Restricted Affiliate would not be greater than or equal to 4.0:1.0.

               Limitation on Restricted Payments. Each Indenture provides that RCN will not, and will not permit any of the Restricted Subsidiaries or Restricted Affiliates to, make, directly or indirectly, any Restricted Payment unless:

            (i) no Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment;

           (ii) immediately after giving effect to such Restricted Payment, RCN would be able to incur $1.00 of Indebtedness under clause (A)( x) of the proviso of the covenant described under "Limitation on Additional
Indebtedness"; and

          (iii) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made on or after the Issue Date and all Designation Amounts does not exceed an amount equal to the sum of, without duplication, (a) 50% of cumulative Consolidated Net Income accrued on a cumulative basis during the period beginning on October 1, 1997 and ending on the last day of the fiscal quarter of RCN immediately preceding the date of such proposed Restricted Payment (or, if such cumulative Consolidated Net Income for such period is a deficit, minus 100% of such deficit) plus (b) the aggregate net cash proceeds received by RCN from the issue or sale (other than to a Restricted Subsidiary or to a Restricted Affiliate) of its Capital Stock (other than Disqualified Stock) on or after the Issue Date (including, without duplication, upon the exercise of options, warrants or rights) plus (c) the aggregate net proceeds received by RCN from the issuance (other than to a Restricted Subsidiary or to a Restricted Affiliate) on or after the Issue Date of its Capital Stock (other than Disqualified Stock) upon the conversion of, or exchange for, Indebtedness of RCN or a Restricted Subsidiary plus (d) in the case of the disposition or repayment of any Investment constituting a Restricted Payment (other than an Investment made pursuant to clause (v), (vi) or (vii) of the following paragraph) made after the Issue Date an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case, less the cost of the disposition of such Investment plus (e) in the case of the Revocation of the Designation of a Subsidiary as an Unrestricted Subsidiary, an amount equal to the consolidated net Investment in such Subsidiary on the date of Revocation but not in an amount exceeding the net amount of any Investments constituting Restricted Payments made (or deemed made) in such Subsidiary after the Issue Date plus
(f) in the case of the JV Designation after the Issue Date of a New Joint Venture as a Restricted Affiliate, an amount equal to the consolidated net Investment in such New Joint Venture on the date of such JV Designation but not in an amount exceeding the net amount of any Investments constituting Restricted Payments made (or deemed made) in such New Joint Venture after the Issue Date. For purposes of the preceding clauses (b) and (c) and without duplication, the value of the aggregate net cash proceeds received by RCN upon the issuance of Capital Stock either upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness or upon the exercise of options, warrants or rights will be the net cash proceeds received upon the issuance of such Indebtedness, options, warrants or rights plus the incremental amount received by RCN upon the conversion, exchange or exercise thereof.

               For purposes of determining the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its Fair Market Value.

               The provisions of this covenant shall not prohibit: (i) the payment of any dividend or other distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the applicable Indenture; (ii) so long as no Default shall have occurred and be continuing, the purchase, redemption, retirement or other acquisition of any shares of Capital Stock of RCN (A) in exchange for or conversion into or (B) out of the net cash proceeds of the substantially concurrent issue and sale (other than to a Restricted Subsidiary or to a Restricted Affiliate) of shares of Capital Stock of RCN (other than Disqualified Stock); provided that any such net cash proceeds pursuant to the immediately preceding subclause (B) are excluded from clause (iii)(b) of the preceding paragraph; (iii) so long as no Default shall have occurred and be continuing, the purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness made by exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in which cash is paid in lieu of fractional shares or scrip), or out of the net cash proceeds of, a substantially concurrent issue or sale (other than to a Restricted Subsidiary or to a Restricted Affiliate) of (A) Capital Stock (other than Disqualified Stock) of RCN; provided that any such net cash proceeds, to the extent so used, are excluded from clause (iii)(b) of the preceding paragraph, and/or (B) other Subordinated Indebtedness, having an Average Life to Stated Maturity that is equal to or greater than the Average Life to Stated Maturity of the Subordinated Indebtedness being purchased, redeemed, defeased or otherwise acquired or retired; (iv) so long as no Default shall have occurred and be continuing, any Investment constituting a Restricted Payment made by RCN or any Restricted Subsidiary in any Restricted Affiliate to fund the capital requirements for financing or supporting a Permitted Business of such Restricted Affiliate; (v) so long as no Default shall have occurred and be continuing, Investments constituting a Restricted Payment made by RCN or any Restricted Subsidiary in any person (including any Unrestricted Subsidiary or a Restricted Affiliate) in an amount not to exceed $10 million in the aggregate at any time outstanding; (vi) so long as no Default shall have occurred and be continuing, the making of a direct or indirect Investment constituting a Restricted Payment out of the proceeds of the issue or sale (other than to a Subsidiary or to a Restricted Affiliate) of Capital Stock (other than Disqualified Stock) of RCN; provided that any such net cash proceeds are excluded from clause (iii)(b) of the preceding paragraph; or (vii) so long as no Default shall have occurred and be continuing, any Investment constituting a Restricted Payment made in Megacable S.A. de C.V. not to exceed $20 million in the aggregate at any time outstanding. Restricted Payments of the type set forth in the preceding clauses (v) and (vii) shall be included in making the determination of available amounts under clause (iii) of the preceding paragraph to the extent they are outstanding.

               In no event shall a Restricted Payment made on the basis of consolidated financial statements prepared in good faith in accordance with GAAP be subject to rescission or constitute a Default by reason of any requisite subsequent restatement of such financial statements which would have made such Restricted Payment prohibited at the time that it was made.

               Limitation on Business. Each Indenture provides that RCN will not, and will not permit any of the Restricted Subsidiaries or Restricted Affiliates to, engage in a business which is not substantially a Permitted Business.

               Limitation on Liens Securing Certain Indebtedness. Each Indenture provides that RCN will not, and will not permit any Restricted Subsidiary or Restricted Affiliate to, create, incur, assume or suffer to exist any Liens of any kind against or upon (i) any property or assets of RCN or any Restricted Subsidiary or Restricted Affiliate, whether now owned or hereafter acquired, or any proceeds therefrom, which secure either (x) Subordinated Indebtedness unless the Notes issued thereunder are secured by a Lien on such property, assets or proceeds that is senior in priority to the Liens securing such Subordinated Indebtedness or (y) Senior Debt Securities unless the Notes issued thereunder are equally and ratably secured with the Liens securing such Senior Debt Securities or (ii) the Escrow Account other than the Lien in favor of the Escrow Agent and the Senior Note Trustee.

               Limitation on Certain Guarantees and Indebtedness of Restricted Subsidiaries and Restricted Affiliates. Each Indenture provides that RCN will not permit any Restricted Subsidiary or Restricted Affiliate directly or indirectly, to assume, guarantee or in any other manner become liable, whether as issuer, guarantor or co-obligor, with respect to (i) any Subordinated Indebtedness or (ii) any Senior Debt Securities, unless, in each case, such Restricted Subsidiary or Restricted Affiliate, as the case may be, simultaneously executes and delivers a supplemental indenture providing for the guarantee of payment of the Notes issued thereunder by such Restricted Subsidiary or Restricted Affiliate, as the case may be, on a basis senior to any such Subordinated Indebtedness or pari passu with any such Senior Debt Securities, as the case may be. Each guarantee of the Notes created pursuant to such provisions is referred to as a "Guarantee" and the issuer of each such Guarantee, so long as the Guarantee remains outstanding, is referred to as a "Guarantor."

               Notwithstanding the foregoing, in the event of the unconditional release of any Guarantor from its obligations in respect of the Indebtedness which gave rise to the requirement that a Guarantee be given, such Guarantor shall be released from all obligations under its Guarantee. In addition, upon any sale or disposition (by merger or otherwise) of any Guarantor by RCN or a Restricted Subsidiary to any person that is not an Affiliate of RCN or any of the Restricted Subsidiaries which is otherwise in compliance with the terms of the applicable Indenture and as a result of which such Guarantor ceases to be a Restricted Subsidiary of RCN, such Guarantor will be deemed to be automatically and unconditionally released from all obligations under its Guarantee; provided that each such Guarantor is sold or disposed of in accordance with the "Disposition of Proceeds of Asset Sales" covenant.

               Change of Control. Upon the occurrence of a Change of Control (the date of such occurrence being the "Change of Control Date"), RCN shall make an offer to purchase (the "Change of Control Offer"), on a business day (the "Change of Control Payment Date") not later than 60 days following the Change of Control Date, all Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, in the case of the Senior Notes, or 101% of the Accreted Value thereof, in the case of the Senior Discount Notes, plus, in each case, accrued and unpaid interest, if any, to any Change of Control Payment Date. Notice of a Change of Control Offer shall be given to holders of Notes, not less than 25 days nor more than 45 days before the Change of Control Payment Date. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the Change of Control Payment Date.

               If a Change of Control Offer is made, there can be no assurance that RCN will have available funds sufficient to pay for all of the Notes that might be delivered by holders of Notes seeking to accept the Change of Control Offer. RCN shall not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by RCN and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

               If RCN is required to make a Change of Control Offer, RCN will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14( e) and Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations.

               Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries or Restricted Affiliates. Each Indenture provides that RCN will not, and will not permit any Restricted Subsidiary or Restricted Affiliate to, directly or indirectly, create or otherwise enter into or cause to become effective any consensual encumbrance or consensual restriction of any kind on the ability of any Restricted Subsidiary or Restricted Affiliate to (a) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits to the extent owned by RCN or any Restricted Subsidiary or Restricted Affiliate, (b) pay any Indebtedness owed to RCN or any Restricted Subsidiary or Restricted Affiliate, (c) make any Investment in RCN or any Restricted Subsidiary or Restricted Affiliate or (d) transfer any of its properties or assets to RCN or to any Restricted Subsidiary or Restricted Affiliate, except for (i) any encumbrance or restriction in existence on the Issue Date, (ii) customary non-assignment provisions, (iii) any encumbrance or restriction pertaining to an asset subject to a Lien to the extent set forth in the security documentation governing such Lien, (iv) any encumbrance or restriction applicable to a Restricted Subsidiary or Restricted Affiliate at the time that it becomes a Restricted Subsidiary or Restricted Affiliate that is not created in contemplation thereof, (v) any encumbrance or restriction existing under any agreement that refinances or replaces an agreement containing a restriction permitted by clause (iv) above; provided that the terms and conditions of any such encumbrance or restriction are not materially less favorable to the holders of Notes than those under or pursuant to the agreement being replaced or the agreement evidencing the Indebtedness refinanced, (vi) any encumbrance or restriction imposed upon a Restricted Subsidiary or Restricted Affiliate pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary or Restricted Affiliate or any Asset Sale to the extent limited to the Capital Stock or assets in question, and (vii) any customary encumbrance or restriction applicable to a Restricted Subsidiary or Restricted Affiliate that is contained in an agreement or instrument governing or relating to Indebtedness contained in any Permitted Credit Facility; provided that (subject to customary net worth, leverage, invested capital and other financial covenants) the provisions of such agreement permit the payment of interest and principal and mandatory repurchases pursuant to the terms of the Indenture and the Notes and other indebtedness that is solely an obligation of RCN; provided further that such agreement may contain customary covenants regarding the merger of or sale of all or any substantial part of the assets of RCN or any Restricted Subsidiary or Restricted Affiliate, customary restrictions on transactions with affiliates, and customary subordination provisions governing indebtedness owed to RCN or any Restricted Subsidiary or Restricted Affiliate.

               Disposition of Proceeds of Asset Sales. Each Indenture provides that RCN will not, and will not permit any Restricted Subsidiary or Restricted Affiliate to, make any Asset Sale unless (a) RCN or such Restricted Subsidiary or Restricted Affiliate, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold or otherwise disposed of and (b) at least 75% of such consideration consists of cash or Cash Equivalents; provided that the amount of any liabilities (other than Subordinated Indebtedness or Indebtedness of a Restricted Subsidiary that would not constitute Restricted Subsidiary Indebtedness) that are assumed by the transferee of any such assets pursuant to an agreement that unconditionally releases RCN or such Restricted Subsidiary or Restricted Affiliate, as the case may be, from further liability shall be treated as cash for purposes of this covenant. RCN or the applicable Restricted Subsidiary, as the case may be, may (i) apply the Net Cash Proceeds from any such Asset Sale by RCN or a Restricted Subsidiary and the Net Cash Proceeds of any Asset Sale by a Restricted Affiliate to the extent distributed to RCN or a Restricted Subsidiary within 365 days of the receipt thereof to repay an amount of Indebtedness (other than Subordinated Indebtedness) of RCN in an amount not exceeding the Other Senior Debt Pro Rata Share and elect to permanently reduce the amount of the commitments thereunder by the amount of the Indebtedness so repaid, (ii) apply the Net Cash Proceeds from any such Asset Sale by RCN or a Restricted Subsidiary and the Net Cash Proceeds of any Asset Sale by a Restricted Affiliate to the extent distributed to RCN or a Restricted Subsidiary to repay any Restricted Subsidiary Indebtedness and elect to permanently reduce the commitments thereunder by the amount of the Indebtedness so repaid or (iii) apply the Net Cash Proceeds from any Asset Sale by RCN or a Restricted Subsidiary and the Net Cash Proceeds of any Asset Sale by a Restricted Affiliate to the extent distributed to RCN or a Restricted Subsidiary within 365 days thereof, to an investment in properties and assets that will be used in a Permitted Business (or in Capital Stock and other securities of any person that will become a Restricted Subsidiary or Restricted Affiliate as a result of such investment to the extent such person owns properties and assets that will be used in a Permitted Business) of RCN or any Restricted Subsidiary ("Replacement Assets"). Notwithstanding anything herein to the contrary, in the event of any Asset Sale of all or substantially all of the properties or assets of any Restricted Affiliate Group, whether in a single transaction or series of related transactions, the Restricted Affiliate Group shall be required to distribute the Net Cash Proceeds therefrom, after providing for all Indebtedness and other liabilities of such Restricted Affiliate Group, to RCN or a Restricted Subsidiary and the Other Partner on a pro rata basis in accordance with their respective equity interests. Any Net Cash Proceeds from any Asset Sale that are neither used to repay, and permanently reduce the commitments under, any Restricted Subsidiary Indebtedness as set forth in clause (ii) of the preceding sentence or invested in Replacement Assets within the 365-day period as set forth in clause (iii) shall constitute "Excess Proceeds." Any Excess Proceeds not used as set forth in clause (i) of the second preceding sentence shall constitute "Offer Excess Proceeds" subject to disposition as provided below.

               When the aggregate amount of Offer Excess Proceeds equals or exceeds $10 million, RCN shall make an offer to purchase (an "Asset Sale Offer"), from all holders of Notes issued under an Indenture, that aggregate principal amount of Notes as can be purchased by application of such Offer Excess Proceeds at a price in cash equal to 100% of the principal amount thereof, in the case of the Senior Notes, or 100% of the outstanding Accreted Value thereof, in the case of the Senior Discount Notes, plus, in each case, accrued and unpaid interest, if any, to the purchase date. Each Asset Sale Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent that the aggregate purchase price for the applicable issue of Notes tendered pursuant to an Asset Sale Offer is less than the Offer Excess Proceeds, RCN or any Restricted Subsidiary may use such deficiency for general corporate purposes. If the aggregate purchase price for the applicable issue of Notes validly tendered and not withdrawn by holders thereof exceeds the amount of Notes which can be purchased with the Offer Excess Proceeds, Notes to be purchased will be selected on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Offer Excess Proceeds shall be reset to zero.

               Notwithstanding the two immediately preceding paragraphs, RCN, the Restricted Subsidiaries and the Restricted Affiliates will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent
(i) at least 75% of the consideration of such Asset Sale constitutes Replacement Assets, cash or Cash Equivalents (including obligations deemed to be cash under this covenant) and (ii) such Asset Sale is for Fair Market Value; provided that any consideration constituting (or deemed to constitute) cash or Cash Equivalents received by RCN, any of the Restricted Subsidiaries or any of the Restricted Affiliates in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the two preceding paragraphs.

               If RCN is required to make an Asset Sale Offer, RCN will comply with all applicable tender offer rules, including, to the extent applicable,
Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations.

               Limitation on Issuances and Sales of Preferred Stock by Restricted Subsidiaries and Restricted Affiliates. Each Indenture provides that RCN (i) will not permit any Restricted Subsidiary to issue any Preferred Stock (other than to RCN or a Restricted Subsidiary) and (ii) will not permit any person (other than RCN or a Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary. In addition, RCN (i) will not permit any Restricted Affiliate to issue any Preferred Stock (other than (x) to RCN or a Restricted Subsidiary or (y) to the holders of Common Stock in such Restricted Affiliate on a pro rata basis based upon their ownership of Common Stock) or
(ii) will not permit any person not referred to in the preceding parenthetical of clause (i) of this sentence to own any Preferred Stock of any Restricted Affiliate.

               Limitation on Transactions with Affiliates. Each Indenture provides that RCN will not, and will not permit, cause or suffer any Restricted Subsidiary to, conduct any business or enter into any transaction (or series of related transactions which are similar or part of a common plan) with or for the benefit of any of their respective Affiliates or any beneficial holder of 10% or more of the Common Stock of RCN or any officer or director of RCN (each, an "Affiliate Transaction"), unless the terms of the Affiliate Transaction are set forth in writing, and are fair and reasonable to RCN or such Restricted Subsidiary, as the case may be. Each Affiliate Transaction involving aggregate payments or other Fair Market Value in excess of $5 million shall be approved by a majority of the Board, such approval to be evidenced by a Board Resolution stating that the Board has determined that such transaction or transactions comply with the foregoing provisions. In addition to the foregoing, each Affiliate Transaction involving aggregate consideration of $10 million or more shall be approved by a majority of the Disinterested Directors; provided that, in lieu of such approval by the Disinterested Directors, RCN may obtain a written opinion from an Independent Financial Advisor stating that the terms of such Affiliate Transaction to RCN or the Restricted Subsidiary, as the case may be, are fair from a financial point of view. In addition, each Indenture will provide that a Restricted Affiliate will not enter into any transaction (or series of related transactions which are similar or part of a common plan) with or for the benefit of the Other Partner, unless the terms of such transaction or transactions are in writing, and are fair and reasonable to such Restricted Affiliate. For purposes of this covenant, any Affiliate Transaction approved by a majority of the Disinterested Directors or as to which a written opinion has been obtained from an Independent Financial Advisor, on the basis set forth in the preceding sentence, shall be deemed to be on terms that are fair and reasonable to RCN and the Restricted Subsidiaries, as the case may be, and therefore shall be permitted under this covenant.

               Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to (i) transactions with or among, or solely for the benefit of, RCN and/or any of the Restricted Subsidiaries, (ii) transactions pursuant to agreements and arrangements existing on the Issue Date, (iii) transactions among any of RCN or the Restricted Subsidiaries, on the one hand, and any of the Restricted Affiliates, on the other hand, provided that such transactions are in the ordinary course of business and are related to or in furtherance of a Permitted Business, (iv) dividends paid by RCN pursuant to and in compliance with the covenant "Limitation on Restricted Payments," (v) customary directors' fees, indemnification and similar arrangements, consulting fees, employee salaries bonuses, employment agreements and arrangements, compensation or employee benefit arrangements or legal fees and (vi) grants of customary registration rights with respect to securities of RCN.

               Reports. Each Indenture provides that, whether or not RCN has a class of securities registered under the Exchange Act, RCN shall furnish without cost to each holder of record of Notes issued thereunder (in sufficient quantities for distribution to beneficial holders) and file with the applicable Trustee and the Commission, (i) within the applicable time period required under the Exchange Act, after the end of each fiscal year of RCN, the information required by Form 10-K (or any successor form thereto) under the Exchange Act with respect to such period, (ii) within the applicable time period required under the Exchange Act after the end of each of the first three fiscal quarters of each fiscal year of RCN, the information required by Form 10-Q (or any successor form thereto) under the Exchange Act with respect to such period and (iii) any current reports on Form 8-K (or any successor forms) required to be filed under the Exchange Act.

               Designations of Unrestricted Subsidiaries. Each Indenture provides that RCN will not designate any Subsidiary of RCN (other than a newly created Subsidiary in which no Investment has previously been made) as an "Unrestricted Subsidiary "under an Indenture (a "Designation") unless:

               (a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

               (b) except in the case of a Permitted Investment or an Investment made pursuant to clause (iii) or (iv) of the second paragraph of the covenant "Limitation on Restricted Payments," immediately after giving effect to such Designation, RCN would be able to incur $1.00 of Indebtedness under clause (A)( x) of the proviso of the covenant
"Limitation on Additional Indebtedness"; and

               (c) RCN would not be prohibited under the Indenture from making an Investment at the time of such Designation (assuming the effectiveness of such Designation) in an amount (the "US Designation Amount") equal to the Fair Market Value of the net Investment of RCN or any other Restricted Subsidiary in such Subsidiary on such date.

               In the event of any such Designation, RCN shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant "Limitation on Restricted Payments" for all purposes of the applicable Indenture in the US Designation Amount. Each Indenture further provides that neither RCN nor any Restricted Subsidiary shall at any time (x) provide a guarantee of, or similar credit support to, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness); provided that RCN may pledge Capital Stock or Indebtedness of any Unrestricted Subsidiary on a nonrecourse basis such that the pledgee has no claim whatsoever against RCN other than to obtain such pledged property, (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (z) be directly or indirectly liable for any other Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon (or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity) upon the occurrence of a default with respect to any other Indebtedness that is Indebtedness of an Unrestricted Subsidiary (including any corresponding right to take enforcement action against such Unrestricted Subsidiary), except in the case of clause (x) or (y) to the extent permitted under the covenants "Limitation on Restricted Payments" and "Limitation on Transactions with Affiliates."

               Each Indenture further provides that RCN will not revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") unless:

               (a) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

               (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the applicable Indenture.

               All Designations and Revocations must be evidenced by Board Resolutions delivered to the applicable Trustee certifying compliance with the foregoing provisions.

               Designations of Restricted Affiliates. Each Indenture provides that RCN will not designate any Joint Venture (other than a newly created Joint Venture in which no Investment has previously been made) and each of its Subsidiaries as a "Restricted Affiliate" under an Indenture (a "JV Designation") unless:

               (a) no Default shall have occurred and be continuing at the time of and after giving effect to such JV Designation; and

               (b) all Liens and Indebtedness of such Joint Venture outstanding immediately following such JV Designation would, if incurred at such time, have been permitted to be incurred for all purposes of the applicable Indenture.

               Notwithstanding the foregoing, the BECO Joint Venture and the PEPCO Joint Venture shall initially constitute Restricted Affiliates at the Issue Date. RCN and the Restricted Subsidiaries shall at all times maintain a Restricted Affiliate so that it qualifies as a Joint Venture under clauses (a) and (b) of the definition thereof, unless either (1) RCN is able to, and does in fact, make an effective JV Revocation under the provisions set forth below at the time of such event or (2) the Restricted Affiliate ceases to qualify as a Joint Venture by reason of an Asset Sale by RCN or a Restricted Subsidiary of all of RCN's or such Restricted Subsidiary's interest in the Capital Stock of such Restricted Affiliate to any person other than RCN or a Restricted Subsidiary or any of their respective Affiliates, which, in the case of this clause (2), shall be deemed an effective JV Revocation.

               Each Indenture further provides that RCN will not revoke any JV Designation of a Joint Venture as a Restricted Affiliate (a "JV Revocation") unless:

               (a) no Default shall have occurred and be continuing at the time of or after giving effect to such JV Revocation;

               (b) except in the case of a Permitted Investment or an Investment made pursuant to clause (v) or (vi) of the second paragraph of the covenant "Limitation on Restricted Payments "and except in the case in which the Restricted Affiliate will become a Restricted Subsidiary, immediately after giving effect to such JV Revocation, RCN would be able to incur $1.00 of Indebtedness under the proviso of clause (A)(x) of the covenant "Limitation on Additional Indebtedness"; and

               (c) RCN would not be prohibited under the Indenture from making an Investment at the time of such JV Revocation (assuming the effectiveness of such JV Revocation) in an amount (the "JV Revocation Amount") equal to the Fair Market Value of the net Investment of RCN or any other Restricted Subsidiary in such Restricted Subsidiary on such date.

               In the event of any such JV Revocation, except in the case in which the Restricted Affiliate will become a Restricted Subsidiary, RCN shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant "Limitation on Restricted Payments" for all purposes of the applicable Indenture in the JV Revocation Amount.

               All JV Designations and JV Revocations must be evidenced by Board Resolutions delivered to the applicable Trustee certifying compliance with the foregoing provisions.

Consolidation, Merger, Sale of Assets, Etc.

               Each Indenture provides that RCN will not (i) consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of its properties and assets to any person or persons in a single transaction or through a series of transactions, or (ii) permit any of the Restricted Subsidiaries to enter into any such transaction or series of transactions if it would result in the disposition of all or substantially all of the properties or assets of RCN and the Restricted Subsidiaries on a consolidated basis, unless, in the case of either (i) or (ii), (a) RCN shall be the continuing person or, if RCN is not the continuing person, the resulting, surviving or transferee person (the "surviving entity") shall be a company organized and existing under the laws of the United States or any State or territory thereof; (b) the surviving entity shall expressly assume all of the obligations of RCN under the applicable Notes and the Indenture, and shall, if required by law to effectuate such assumption, execute a supplemental indenture to effect such assumption which supplemental indenture shall be delivered to the applicable Trustee and shall be in form and substance reasonably satisfactory to the applicable Trustee; (c) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), RCN or the surviving entity (assuming such surviving entity's assumption of RCN obligations under the applicable Notes and Indenture), as the case may be, would be able to incur $1.00 of Indebtedness under clause (A)(x) of the proviso of the covenant "Limitation on Additional Indebtedness"; (d) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default shall have occurred and be continuing; and (e) RCN or the surviving entity, as the case may be, shall have delivered to the applicable Trustee an Officers' Certificate stating that such transaction or series of transactions, and, if a supplemental indenture, is required in connection with such transaction or series of transactions to effectuate such assumption, such supplemental indenture complies with this covenant and that all conditions precedent in the applicable Indenture relating to the transaction or series of transactions have been satisfied.

               Upon any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of the assets of RCN in accordance with the foregoing in which RCN or the Restricted Subsidiary, as the case may be, is not the continuing corporation, the successor corporation formed by such a consolidation or into which RCN or such Restricted Subsidiary is merged or to which such transfer is made will succeed to, and be substituted for, and may exercise every right and power of, RCN or such Restricted Subsidiary, as the case may be, under the applicable Indenture with the same effect as if such successor corporation had been named as RCN or such Restricted Subsidiary therein; and thereafter, except in the case of (i) any lease or (ii) any sale, assignment, conveyance, transfer, lease or other disposition to a Restricted Subsidiary of RCN, RCN shall be discharged from all obligations and covenants under the applicable Indenture and the Notes issued thereunder.

               Each Indenture provides that for all purposes of such Indenture and the Notes issued thereunder (including the provision of this covenant and the covenants "Limitation on Additional Indebtedness," "Limitation on Restricted Payments and "Limitation on Liens"), Subsidiaries of any surviving entity will, upon such transaction or series of related transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the covenant "Limitation on Designations of Unrestricted Subsidiaries" and all Indebtedness, and all Liens on property or assets, of RCN and the Restricted Subsidiaries in existence immediately prior to such transaction or series of related transactions will be deemed to have been incurred upon such transaction or series of related transactions.

Events of Default

               The following are "Events of Default" under each Indenture:

               (i) default in the payment of interest on the Notes issued thereunder when it becomes due and payable and continuance of such default for a period of 30 days or more (provided, in the case of the Senior Notes, such 30 day grace period shall be inapplicable for the first six interest payments due on the Senior Notes); or

              (ii) default in the payment of the principal of, or premium, if any, on the Notes when due; or

             (iii) default in the performance, or breach, of any covenant described under "Certain Covenants Change of Control," "Disposition of Proceeds of Asset Sales" or "Consolidation, Merger, Sale of Assets, Etc."; or

              (iv) default in the performance, or breach, of any covenant in the Indenture (other than defaults specified in clause (i), (ii) or (iii) above) or, in the case of the Senior Notes, the Escrow Agreement, and continuance of such default or breach for a period of 30 days or more after written notice to RCN by the applicable Trustee or to RCN and the applicable Trustee by the holders of at least 25% in aggregate principal amount or Accreted Value, as applicable, of the outstanding Notes (in each case, when such notice is deemed received in accordance with the applicable Indenture); or

               (v) failure to perform any term, covenant, condition or provision of one or more classes or issues of Indebtedness in an aggregate principal amount of $10 million or more under which RCN or a Material Restricted Subsidiary is obligated, and either (a) such Indebtedness is already due and payable in full or (b) such failure results in the acceleration of the maturity of such Indebtedness; or

              (vi) any holder of at least $10 million in aggregate principal amount of Indebtedness of RCN or any Material Restricted Subsidiary shall commence judicial proceedings or take any other action to foreclose upon, or dispose of, assets of RCN or any Material Restricted Subsidiary having an aggregate Fair Market Value, individually or in the aggregate, of $10 million or more or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure; provided that, in any such case, RCN or any Material Restricted Subsidiary shall not have obtained, prior to any such foreclosure or disposition of assets, a stay of all such actions that remains in effect; or

             (vii) one or more final non-appealable judgments, orders or decrees for the payment of money of $10 million or more, either individually or in the aggregate, shall be entered against RCN or any Material Restricted Subsidiary or any of their respective properties and shall not be discharged and there shall have been a period of 60 days or more during which a stay of enforcement of such judgment or order, by reason of pending appeal or otherwise, shall not be in effect; or

            (viii) certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to RCN or any Material Restricted Subsidiary shall have occurred; or

              (ix) in the case of the Senior Note Indenture only, RCN shall assert or acknowledge in writing that the Escrow Agreement is invalid or unenforceable.

               If an Event of Default (other than an Event of Default specified in clause (viii) with respect to RCN) under an Indenture occurs and is continuing, then the Trustee thereunder or the holders of at least 25% in aggregate principal amount or Accreted Value, as applicable, of the outstanding Notes issued thereunder may by written notice, and the Trustee upon request of the holders of not less than 25% in principal amount or Accreted Value, as applicable, of the outstanding Notes issued thereunder shall, declare the Default Amount of the outstanding Notes issued thereunder to be due and payable immediately, together with all accrued and unpaid interest and premium, if any, thereon. Upon any such declaration, the Default Amount shall become due and payable immediately. If an Event of Default under an Indenture specified in clause (viii) with respect to RCN occurs and is continuing, then the Default Amount will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

               After a declaration of acceleration or any ipso facto acceleration pursuant to clause (viii) under an Indenture, the holders of a majority in aggregate principal amount or Accreted Value, as applicable, of outstanding Notes issued thereunder may, by notice to the applicable Trustee, rescind such declaration of acceleration and its consequences if all existing Events of Default, other than nonpayment of the principal of, and accrued and unpaid interest on, such Notes that has become due solely as a result of such acceleration, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount or Accreted Value, as applicable, of the outstanding Notes issued under an Indenture also have the right to waive past defaults under such Indenture, except a default in the payment of the principal of, or any interest on, any outstanding Note, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the Notes issued under such Indenture.

               No holder of any of the Notes issued under an Indenture has any right to institute any proceeding with respect to such Indenture or any remedy thereunder, unless the holders of at least 25% in principal amount or Accreted Value, as applicable, of the outstanding Notes issued under such Indenture have made written request, and offered reasonable indemnity, to the applicable Trustee to institute such proceeding as Trustee, such Trustee has failed to institute such proceeding within 60 days after receipt of such notice and the Trustee has not within such 60-day period received directions inconsistent with such written request by holders of a majority in principal amount or Accreted Value, as applicable, of the outstanding Notes of such issue. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or any accrued and unpaid interest on, such Note on or after the respective due dates expressed in such Note.

               During the existence of an Event of Default under an Indenture, the applicable Trustee is required to exercise such rights and powers vested in it under such Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of such Indenture relating to the duties of the Trustee, if an Event of Default shall occur and be continuing, such Trustee is not under any obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders unless such holders shall have offered to such Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in principal amount or Accreted Value, as the case may be, of the outstanding Notes issued under an Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee thereunder, or exercising any trust, or power conferred on such Trustee.

               Each Indenture provides that the Trustee thereunder will, within 45 days after the occurrence of any Default, give to the holders of the Notes issued thereunder notice of such Default known to it, unless such Default shall have been cured or waived; provided that, except in the case of a Default in payment of principal of or premium, if any, on any Note when due or in the case of any Default in the payment of any interest on the Notes or in the case of any Default arising from the occurrence of any Change of Control, the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of such holders.

               RCN is required to furnish to each Trustee annually a statement as to compliance with all conditions and covenants under the applicable Indenture.

Satisfaction and Discharge of the Indenture; Defeasance

               RCN may terminate its obligations under either Indenture, when
(1) either: (A) all Notes issued thereunder that have been theretofore authenticated and delivered have been delivered to the applicable Trustee for cancellation, or (B) all such Notes issued thereunder that have not theretofore delivered to the applicable Trustee for cancellation will become due and payable (a "Discharge") under irrevocable arrangements satisfactory to the applicable Trustee for the giving of notice of redemption by such Trustee in the name, and at the expense, of RCN, and RCN has irrevocably deposited or caused to be deposited with such Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on such issue of Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, on and interest to the date of deposit or maturity or date of redemption; (2) RCN has paid or caused to be paid all other sums then due and payable under the applicable Indenture by RCN; and (3) RCN has delivered to the applicable Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the applicable Indenture relating to the satisfaction and discharge of such Indenture have been complied with.

               RCN may elect, at its option, to have its obligations under an Indenture discharged with respect to the outstanding Notes issued thereunder ("legal defeasance"). Such defeasance means that RCN will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes under such Indenture, except for (1) the rights of holders of such Notes to receive payments in respect of the principal of and any premium and interest on such Notes then payments are due, (2) RCN's obligations with respect to such Notes concerning issuing temporary Notes, registration of transfer of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (3) the rights, powers, trusts, duties and immunities of the Trustee thereunder, and (4) the defeasance provisions of such Indenture. In addition, RCN may elect, at its option, to have its obligations released with respect to certain covenants in an Indenture, including covenants relating to Asset Sales and Changes of Control ("covenant defeasance"), and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes under such Indenture. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to such Notes.

               In order to exercise either legal defeasance or covenant defeasance with respect to outstanding Notes under an Indenture: (1) RCN must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of such Notes: (A) money in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount, or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of an internationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee under such Indenture to pay and discharge, and which shall be applied by such Trustee to pay and discharge, the entire Indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the maturity thereof or (if RCN has made irrevocable arrangements satisfactory to such Trustee for the giving of notice of redemption by such Trustee in the name and at the expense of RCN) the redemption date thereof, as the case may be, in accordance with the terms of such Indenture and Notes; (2) in the case of legal defeasance under an Indenture, RCN shall have delivered to the Trustee an opinion of counsel stating that, under then applicable Federal income tax law, the holders of such Notes will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur; (3) in the case of covenant defeasance under an Indenture, RCN shall have delivered to the Trustee thereunder an opinion of counsel to the effect that the holders of such outstanding Notes will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such Notes and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur; (4) no Default with respect to the outstanding Notes issued under such Indenture shall have occurred and be continuing at the time of such deposit after giving effect thereto or, in the case of legal defeasance, no Default relating to bankruptcy or insolvency shall have occurred and be continuing at any time on or prior to the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day); (5) such legal defeasance or covenant defeasance shall not cause the applicable Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes issued thereunder were in default within the meaning of such Act); (6) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which RCN is a party or by which it is bound; (7) such legal defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; and (9) RCN shall have delivered to the applicable Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

Amendment and Waivers

               From time to time, RCN, when authorized by resolutions of the Board, and the Trustee, without the consent of the holders of Notes issued under an Indenture, may amend, waive or supplement such Indenture and such Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, to provide for the assumption of RCN's obligations to holders of such Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of such Notes, to add Guarantors with respect to such Notes, to secure such Notes, to maintain the qualification of such Indenture under the Trust Indenture Act or to make any change that does not adversely affect the rights of any holder. Other amendments and modifications of an Indenture or the Notes issued thereunder may be made by RCN and the applicable Trustee with the consent of the holders of not less than a majority of the aggregate principal amount or Accreted Value, as applicable, of the outstanding Notes; provided that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby,
(i) reduce the principal amount of, or extend the fixed maturity of the Notes, or alter or waive the redemption provisions of the Notes (other than, subject to clause (vii) below, provisions relating to repurchase of Notes upon the occurrence of an Asset Sale or a Change of Control) or, in the case of the Senior Discount Note Indenture, change the calculation of "Accreted Value",
(ii) change the currency in which any Notes or any premium or the accrued interest thereon is payable, (iii) reduce the percentage in principal amount or Accreted Value, as applicable, outstanding of Notes which must consent to an amendment, supplement or waiver or consent to take any action under the applicable Indenture or the applicable Notes, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes, (v) waive a default in payment with respect to the Notes or any Guarantee, (vi) reduce the rate or extend the time for payment of interest on the Notes, (vii) following the occurrence of an Asset Sale or a Change of Control, alter the obligation to purchase Notes as a result thereof in accordance with the applicable Indenture or waive any default in the performance thereof, (viii) adversely affect the ranking of the Notes, (ix) permit the creation of any Lien (other than the Lien of the Pledgee) created by the Escrow Agreement or terminate the Lien created by the Escrow Agreement or (x) release any Guarantor from any of its obligations under its Guarantee or the applicable Indenture, except in compliance with the terms of the applicable Indenture.

Regarding the Trustees

               The Chase Manhattan Bank will serve as Senior Note Trustee under the Senior Note Indenture and as Pledgee under the Escrow Agreement. The Chase Manhattan Bank will serve as Senior Discount Note Trustee under the Senior Discount Note Indenture. Each Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee thereunder will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

               The Indentures and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustees thereunder, should they become creditors of RCN, to obtain payment of claims in certain cases or to realize on certain property received by them in respect of any such claims, as security or otherwise. The Trustees are permitted to engage in other transactions; provided that if they acquire any conflicting interest (as defined) they must eliminate such conflict or resign.

Governing Law

               The Indentures and the Escrow Agreement provide that the Indentures and Notes and the Escrow Agreement are governed by and construed in accordance with laws of the State of New York without giving effect to principles of conflicts of law.

Certain Definitions

               Set forth below is a summary of certain defined terms used in each Indenture, unless otherwise noted, or the Escrow Agreement, as applicable. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

               "Accreted Value" means, for purposes of the Senior Discount
Note Indenture, as of any date (the "Specified Date") with respect to each $1,000 principal amount at maturity of Senior Discount Notes:

               (i) if the Specified Date is one of the following dates (each a "Semi-Annual Accrual Date"), the amount set forth opposite such date below:

                                                Semi-Annual
                                               Accrual Date
                                               ------------
Issue Date............................             $582.32
April 15, 1998........................             $614.35
October 15, 1998......................             $648.52
April 15, 1999........................             $684.60
October 15, 1999......................             $722.68
April 15, 2000........................             $762.88
October 15, 2000......................             $805.31
April 15, 2001........................             $850.11
October 15, 2001......................             $897.40
April 15, 2002........................             $947.31
October 15, 2002......................           $1,000.00

              (ii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding the Specified Date and (B) an amount equal to the product of (i) the Accreted Value for the immediately following Semi-Annual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date and (ii) a fraction, the numerator of which is the number of days actually elapsed from the immediately preceding Semi-Annual Accrual Date to the Specified Date and the denominator of which is 180 days; and

             (iii) if the Specified Date is on or after October 15, 2002, $1,000.

               "Acquired Indebtedness" means Indebtedness of a person existing at the time such person becomes a Restricted Subsidiary or Restricted Affiliate or assumed in connection with an Asset Acquisition by such person and not incurred in connection with, or in anticipation of, such person becoming a Restricted Subsidiary or Restricted Affiliate or such Asset Acquisition; provided that Indebtedness of such person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such person becomes a Restricted Subsidiary or Restricted Affiliate or such Asset Acquisition shall not constitute Acquired Indebtedness.

               "Affiliate" of any specified person means any other person which, directly or indirectly, controls, is controlled by or is under direct or indirect common control with, such specified person. For the purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "affiliated," "controlling" and "controlled" "have meanings correlative to the foregoing.

               "Affiliate Income Tax Expense" means, with respect to any period and any Restricted Affiliate, the aggregate provision for United States corporation, local, foreign and other income taxes of such Restricted Affiliate and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

               "Affiliate Interest Expense" means, with respect to any period and any Restricted Affiliate, without duplication, the sum of (i) the interest expense of such Restricted Affiliate and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and similar transactions and (e) all accrued interest, (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued during such period as determined on a consolidated basis in accordance with GAAP and (iii) the amount of dividends in respect of Disqualified Stock paid during such period.

               "Affiliate Net Income" means, with respect to any period and any Restricted Affiliate, the net income of such Restricted Affiliate and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted, to the extent included in calculating such net income of such Restricted Affiliate and its Subsidiaries, by excluding, without duplication, (i) all extraordinary, unusual or nonrecurring gains or losses of such person (net of fees and expenses relating to the transaction giving rise thereto) for such period, (ii) income of such Restricted Affiliate and its Subsidiaries derived from or in respect of all unconsolidated Investments, except to the extent of any dividends or distributions actually received by such Restricted Affiliate or any of its Subsidiaries, (iii) net income (or loss) of any other person combined with such Restricted Affiliate or any of its Subsidiaries on a "pooling of interests "basis attributable to any period prior to the date of combination, (iv) any gain or loss, net of taxes, realized by such person upon the termination of any employee pension benefit plan during such period, and (v) gains or losses in respect of any Asset Sales (net of fees and expenses relating to the transaction giving rise thereto) during such period.

               "Affiliate Operating Cash Flow" means, with respect to any period and any Restricted Affiliate, the Affiliate Net Income of such Restricted Affiliate and its Subsidiaries on a consolidated basis for such period increased, only to the extent deducted in arriving at Affiliate Net Income for such period, by the sum of (i) the Affiliate Income Tax Expense accrued according to GAAP for such period (other than taxes attributable to extraordinary gains or losses and gains and losses from Asset Sales); (ii) Affiliate Interest Expense for such period; (iii) depreciation of such Restricted Affiliate for such period; (iv) amortization of such Restricted Affiliate and its Subsidiaries for such period, including, without limitation, amortization of capitalized debt issuance costs for such period, all determined in accordance with GAAP; and (v) other non-cash charges decreasing Affiliate Net Income.

               "Affiliate Pro Forma Operating Cash Flow" means Affiliate Operating Cash Flow for the latest four fiscal quarters for which consolidated financial statements of the applicable Restricted Affiliate are available. For purposes of this definition, "Affiliate Operating Cash Flow" shall be calculated after giving effect on a pro forma basis for the applicable four fiscal quarter period to, without duplication, any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Restricted Affiliate or any of its Subsidiaries incurring Acquired Indebtedness) occurring during the period commencing on the first day of such four fiscal quarter period to and including the date of the transaction giving rise to the need to calculate "Affiliate Pro Forma Operating Cash Flow" as if such Asset Sale or Asset Acquisition occurred on the first day of such period.

               "Asset Acquisition" means (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) by RCN or any Restricted Subsidiary or Restricted Affiliate to any other person, or any acquisition or purchase of Capital Stock of any other person by RCN or any Restricted Subsidiary or Restricted Affiliate, in either case pursuant to which such person shall (a) become a Restricted Subsidiary or Restricted Affiliate or (b) shall be merged with or into RCN or any Restricted Subsidiary or Restricted Affiliate or (ii) any acquisition by RCN or any Restricted Subsidiary or Restricted Affiliate of the assets of any person which constitute substantially all of an operating unit or line of business of such person or which is otherwise outside of the ordinary course of business.

               "Asset Sale" means any direct or indirect sale, conveyance, transfer or lease (that has the effect of a disposition and is not for security purposes) or other disposition (that is not for security purposes) to any person other than RCN or a Restricted Subsidiary, in one transaction or a series of related transactions, of (i) any Capital Stock of any Restricted Subsidiary (other than customary stock option programs) or any Restricted Affiliate, (ii) any assets of RCN or any Restricted Subsidiary or any Restricted Affiliate which constitute substantially all of an operating unit or line of business of RCN and the Restricted Subsidiaries and the Restricted Affiliates or (iii) any other property or asset of RCN or any Restricted Subsidiary or any Restricted Affiliates outside of the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include (i) any disposition of properties and assets of RCN and/or the Restricted Subsidiaries that is governed under "--Consolidation, Merger, Sale of Assets, Etc." above, (ii) sales of property or equipment that have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of RCN or any Restricted Subsidiary or Restricted Affiliate, as the case may be, and (iii) for purposes of the covenant "Disposition of Proceeds of Asset Sales," any sale, conveyance, transfer, lease or other disposition of any property or asset, whether in one transaction or a series of related transactions occurring within one year, either (x) involving assets with a Fair Market Value not in excess of $500,000 or (y) which constitutes the incurrence of a Capitalized Lease Obligation.

               "Average Life to Stated Maturity" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date to the date or dates of each successive scheduled principal payment
(including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (b) the amount of each such principal payment by
(ii) the sum of all such principal payments; provided that, in the case of any Capitalized Lease Obligation, all calculations hereunder shall give effect to any applicable options to renew in favor of RCN or any Restricted Subsidiary or Restricted Affiliate.

               "BECO Joint Venture" means RCN-BECOCOM, LLC, a Massachusetts limited liability company formed under the terms of a Joint Venture Agreement dated as of December 23, 1996 between RCN Telecom Services, Inc. and Boston Energy Technology Group, Inc.

               "Board" means the Board of Directors of RCN.

               "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of RCN to have been duly adopted by the Board and to be in full force and effect on the date of such certification, and delivered to the Trustee.

               "Buildout Costs" means the cost of the construction, expansion, development or acquisition (other than an Asset Acquisition of any person that is not a Restricted Affiliate on the Issue Date) of properties or assets (tangible or intangible) to be utilized, directly or indirectly, for the design, development, construction, installation, integration, management or provision of a Permitted Business.

               "Buildout Indebtedness" means Indebtedness incurred by RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate to the extent the proceeds thereof are used to finance or support Buildout Costs in respect of a Permitted Business of RCN and/or any Restricted Subsidiary and/or Restricted Affiliate.

               "Capital Stock" means, with respect to any person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and/or non-voting) of, such person's capital stock, whether outstanding on the Issue Date or issued after the Issue Date, and any and all rights (other than any evidence of Indebtedness), warrants or options exchangeable for or convertible into such capital stock.

               "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed, immovable or movable) that is required to be classified and accounted for as a capitalized lease obligation under GAAP, and, for the purpose of the applicable Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

               "Cash Equivalents" means (i) any evidence of Indebtedness
(with, for purposes of the covenant   "Disposition of Proceeds of Asset Sales"
only, a maturity of 365 days or less) issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof or such Indebtedness constitutes a general obligation of such country); (ii) deposits, certificates of deposit or acceptances (with, for purposes of the covenant "Disposition of Proceeds of Asset Sales" only, a maturity of 365 days or less) of any financial institution that is a member of the Federal Reserve System, in each case having combined capital and surplus and undivided profits (or any similar capital concept) of not less than $500.0 million and whose senior unsecured debt is rated at least "A-1" by S& P or "P-1" by Moody's; (iii) commercial paper with a maturity of 365 days or less issued by a corporation (other than an Affiliate of RCN) organized under the laws of the United States or any State thereof and rated at least "A-1" by S& P or "P-1" by Moody's; (iv) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States Government maturing within 365 days from the date of acquisition; and (v) money market funds which invest substantially all of their assets in securities described in the preceding clauses (i) through (iv).

               "Change of Control" is defined to mean the occurrence of any of the following events: (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding the Kiewit Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership"of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of RCN; or (b) RCN consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, RCN, in any such event pursuant to a transaction in which the outstanding Voting Stock of RCN is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of RCN is converted into or exchanged for (1) Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation or its parent corporation and/or (2) cash, securities and other property in an amount which could be paid by RCN as a Restricted Payment under the applicable Indenture and (ii) immediately after such transaction no "person" or "group" (as such terms are used in Sections 13( d) and 14(d) of the Exchange Act), excluding the Kiewit Holders, is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the surviving or transferee corporation or its parent corporation, as applicable; or (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by the Board or whose nomination for election by the stockholders of RCN was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason (other than by action of the Kiewit Holders) to constitute a majority of the Board then in office.

               "Common Stock" means, with respect to any person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such person's common stock whether outstanding at the Issue Date, and includes, without limitation, all series and classes of such common stock.

               "Consolidated Income Tax Expense" means, with respect to any period, the aggregate provision for United States corporation, local, foreign and other income taxes of RCN and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP and of each of the Restricted Affiliates for such period as determined on a consolidated basis in accordance with GAAP.

               "Consolidated Interest Expense" means, with respect to any period, without duplication, the sum of (i) the interest expense of RCN and the Restricted Subsidiaries and the Restricted Affiliates for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and similar transactions and (e) all accrued interest, (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued during such period as determined on a consolidated basis in accordance with GAAP and (iii) the amount of dividends in respect of Disqualified Stock paid during such period.

               "Consolidated Net Income" means, with respect to any period, the consolidated net income of RCN and the Restricted Subsidiaries for such period in accordance with GAAP, adjusted, without duplication, (A) to include the consolidated net income of the Restricted Affiliates only to the extent of the equity interest of RCN and the Restricted Subsidiaries and (B) adjusted, to the extent included in calculating such adjusted consolidated net income of RCN and the Restricted Subsidiaries, by excluding, without duplication, (i) all extraordinary, unusual or nonrecurring gains or losses of such person (net of fees and expenses relating to the transaction giving rise thereto) for such period, (ii) subject to clause (A) above, income of RCN and the Restricted Subsidiaries and the Restricted Affiliates derived from or in respect of all unconsolidated Investments, except to the extent of any dividends or distributions actually received by RCN or any Restricted Subsidiary, (iii) the portion of net income (or loss) of such person allocable to minority interests in Restricted Subsidiaries and Restricted Affiliates for such period, (iv) net income (or loss) of any other person combined with RCN or any Restricted Subsidiary or Restricted Affiliate on a "pooling of interests" basis attributable to any period prior to the date of combination, (v) any gain or loss, net of taxes, realized by such person upon the termination of any employee pension benefit plan during such period, (vi) gains or losses in respect of any Asset Sales (net of fees and expenses relating to the transaction giving rise thereto) during such period and (vii) except to the extent permitted by clause (vii) of the covenant "Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries," the net income of any Restricted Subsidiary or Restricted Affiliate for such period to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary or Restricted Affiliate of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or Restricted Affiliate or its stockholders.

               "Consolidated Operating Cash Flow" means, with respect to any period, the Consolidated Net Income for such period increased, only to the extent (which, in the case of the Restricted Affiliates, means to the extent of the equity interest of RCN and the Restricted Subsidiaries) deducted in arriving at Consolidated Net Income for such period, by the sum of (i) the Consolidated Income Tax Expense accrued according to GAAP for such period (other than taxes attributable to extraordinary gains or losses and gains and losses from Asset Sales); (ii) Consolidated Interest Expense for such period;
(iii) depreciation of RCN and the Restricted Subsidiaries and the Restricted Affiliates for such period; (iv) amortization of RCN and the Restricted Subsidiaries and the Restricted Affiliates for such period, including, without limitation, amortization of capitalized debt issuance costs for such period, all determined on a consolidated basis in accordance with GAAP; and (v) other non-cash charges decreasing Consolidated Net Income.

               "Consolidated Pro Forma Operating Cash Flow" means Consolidated Operating Cash Flow for the latest four fiscal quarters for which consolidated financial statements of RCN are available. For purposes of calculating "Consolidated Operating Cash Flow" for any four fiscal quarters for purposes of this definition, (i) any Subsidiary of RCN that is a Restricted Subsidiary on the date of the transaction giving rise to the need to calculate "Consolidated Pro Forma Operating Cash Flow (the "Transaction Date") (or would become a Restricted Subsidiary in connection with the transaction that requires determination of such amount) shall be deemed to have been a Restricted Subsidiary at all times during such four fiscal quarters, (ii) any Joint Venture that is a Restricted Affiliate on the Transaction Date (or would become a Restricted Affiliate in connection with the transaction that requires the determination of such amount) shall be deemed to have been a Restricted Affiliate at all times during such four fiscal quarters, (iii) any Subsidiary of RCN that is not a Restricted Subsidiary on the Transaction Date (or would cease to be a Restricted Subsidiary in connection with the transaction that requires the determination of such amount) shall be deemed not to have been a Restricted Subsidiary at any time during such four fiscal quarters and (iv) any Joint Venture that is not a Restricted Affiliate on the Transaction Date (or would cease to be a Restricted Affiliate in connection with the transaction that requires the determination of such amount) shall be deemed not to have been a Restricted Affiliate at any time during such four fiscal quarters. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated Operating Cash Flow" shall be calculated after giving effect on a pro forma basis for the applicable four fiscal quarter period to, without duplication, any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of RCN's or one of the Restricted Subsidiaries' or Restricted Affiliates' (including any person who becomes a Restricted Subsidiary or Restricted Affiliate as a result of the Asset Acquisition) incurring Acquired Indebtedness) occurring during the period commencing on the first day of such four fiscal quarter period to and including the Transaction Date, as if such Asset Sale or Asset Acquisition occurred on the first day of such period.

               "consolidation" means, (i) with respect to RCN, the consolidation of the accounts of the Restricted Subsidiaries with those of RCN, all in accordance with GAAP; provided that "consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary or Restricted Affiliate with the accounts of RCN and (ii) with respect to any Restricted Affiliate, the consolidation of the accounts of the Subsidiaries of such Restricted Affiliate with those of such Restricted Affiliate, all in accordance with GAAP. The term "consolidated" has a correlative meaning to the foregoing.

               "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

               "Default Amount" means, in the case of the Senior Notes, all principal, premium, if any, and accrued and unpaid interest in respect of the Senior Notes and, in the case of the Senior Discount Notes, the Accreted Value, premium, if any, and accrued and unpaid interest, if any, in respect of the Senior Discount Notes.

               "Designation Amounts" means, at any date of determination, the sum of all US Designation Amounts and all JV Revocation Amounts.

               "Designation" has the meaning set forth under "--Certain Covenants--Designations of Unrestricted Subsidiaries."

               "Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the Board of Directors of RCN other than a director who (i) has any material direct or indirect financial interest in or with respect to such transaction or series of related transactions or (ii) is an employee or officer of RCN or an Affiliate that is itself a party to such transaction or series of transactions or an Affiliate of a party to such transaction or series of related transactions.

               "Disqualified Stock" means, with respect to any person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or becomes mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or becomes exchangeable for Indebtedness at the option of the holder thereof, or becomes redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes; provided such Capital Stock shall only constitute Disqualified Stock to the extent it so matures or becomes so redeemable or exchangeable on or prior to the final maturity date of the applicable Notes; provided, further, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the final maturity date of the applicable Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Disposition of Proceeds of Asset Sales" and "Change of Control" covenants described above and such Capital Stock specifically provides that such person will not repurchase or redeem any such stock pursuant to such provision prior to RCN's repurchase of such Notes as are required to be repurchased pursuant to the "Disposition of Proceeds of Asset Sales" and "Change of Control" covenants described above and at all times subject to the covenant "Limitation on Restricted Payments."

               "Exchange Act" means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

               "Fair Market Value" means, with respect to any asset or property, the price that could be negotiated in an arms-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Any Asset Sale pursuant to the terms of the deadlock event "buy-sell" arrangements in Section 7.8 of the Amended and Restated Operating Agreement of RCN-BECOCOM, LLC, as in effect on the Issue Date, or any comparable provisions of any documentation for the PEPCO Joint Venture, shall be deemed to have been made for Fair Market Value. Unless otherwise specified in the applicable Indenture, Fair Market Value shall be determined by the Board acting in good faith and shall be evidenced by a Board Resolution.

               "GAAP" means, at any date of determination, generally accepted accounting principles in effect in the United States and which are applicable as of the date of determination and which are consistently applied for all applicable periods.

               "guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

               "Indebtedness" means, with respect to any person, without duplication, (i) any liability, contingent or otherwise, of such person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof) or (B) evidenced by a note, debenture or similar instrument or letter of credit (including a purchase money obligation) or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation relating to the deferred purchase price of property or (D) in respect of an Interest Rate Obligation or currency agreement; or (ii) any liability of others of the kind described in the preceding clause (i) which the person has guaranteed or which is otherwise its legal liability; or (iii) any obligation secured by a Lien (other than Liens on Capital Stock or Indebtedness of any Unrestricted Subsidiary) to which the property or assets of such person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such person's legal liability (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured); (iv) all Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends; and (v) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i), (ii), (iii) or
(iv). In no event shall "Indebtedness" include trade payables and accrued liabilities that are current liabilities incurred in the ordinary course of business, excluding the current maturity of any obligation which would otherwise constitute Indebtedness. For purposes of the covenants "Limitation on Additional Indebtedness" and "Limitation on Restricted Payments" and the definition of "Events of Default," in determining the principal amount of any Indebtedness to be incurred by RCN or a Restricted Subsidiary or which is outstanding at any date, the principal amount of any Indebtedness which provides that an amount less than the principal amount at maturity thereof shall be due upon any declaration of acceleration thereof shall be the accreted value thereof at the date of determination. Indebtedness of any person that becomes a Restricted Subsidiary shall be deemed incurred at the time that such person becomes a Restricted Subsidiary.

               "Independent Financial Advisor" means a United States investment banking, consulting or accounting firm of national standing in the United States (i) which does not, and whose directors, officers and employees or Affiliates do not have, a material direct or indirect financial interest in RCN or any of its Subsidiaries or Affiliates and (ii) which, in the judgment of the Board, is otherwise independent and qualified to perform the task for which it is to be engaged.

               "Interest Rate Obligations" means the obligations of any person pursuant to any arrangement with any other person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount and shall include without limitation, interest rate swaps, caps, floors, collars, forward interest rate agreements and similar agreements.

               "Investment" means, with respect to any person, any advance, loan, account receivable (other than an account receivable arising in the ordinary course of business), or other extension of credit (including, without limitation, by means of any guarantee) or any capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others, or otherwise), or any purchase or ownership of any stocks, bonds, notes, debentures or other securities of, any other person. Notwithstanding the foregoing, in no event shall any issuance of Capital Stock (other than Disqualified Stock) of RCN in exchange for Capital Stock, property or assets of another person constitute an Investment by RCN in such other person.

               "Issue Date" means the original date of issuance of the applicable Notes.

               "JV Designation" has the meaning set forth under "--Certain Covenants--Designation of Restricted Affiliates."

               "JV Designation Amount" has the meaning set forth under "--Certain Covenants--Designation of Restricted Affiliates."

               "JV Revocation" has the meaning set forth under "--Certain Covenants--Designation of Restricted Affiliates."

               "Joint Venture" means any person engaged in a Permitted Business in which RCN or one of the Restricted Subsidiaries (the "RCN Partner") owns not less than 50% of the Voting Stock and not less than 50% of each class of Capital Stock and in respect of which (a) there are no more than five other beneficial holders of Capital Stock and Voting Stock (the "Other Partners"), (b) all of its Subsidiaries are wholly owned by such person and
(c) the RCN Partner and the Other Partners have entered into contractual arrangements that require their joint consent to take actions in respect of any of the following: (1) the payment or distribution of any dividends, whether in cash or other property, by such person or any of its Subsidiaries to the RCN Partner; (2) the making of any advance or loan of any cash or other property by such person or any of its Subsidiaries to RCN or any of the Restricted Subsidiaries; (3) the incurrence of any Indebtedness by such person or any of its Subsidiaries; or (4) any other material operating or financial decision with respect to the business of such person or any of its Subsidiaries; provided that customary financial and other restrictive covenants in any loan or advances made by the RCN Partner and the Other Partners to such person or any of its Subsidiaries and not entered into with the purpose of influencing the management of such person or any of its Subsidiaries shall not, by itself, cause such person to not constitute a Joint Venture.

               "Kiewit Holders" means Peter Kiewit Sons' Inc., Kiewit Diversified Group, Inc. and Kiewit Telecom Holdings, Inc. and any of their respective controlled Affiliates.

               "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A person shall be deemed to own subject to a Lien any property which such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

               "Material Restricted Subsidiary" means any Restricted Subsidiary of RCN, which, at any date of determination, is a "Significant Subsidiary" (as that term is defined in Regulation S-X issued under the Securities Act), but shall, in any event, include (x) any Guarantor or (y) any Restricted Subsidiary of RCN which, at any date of determination, is an obligor under any Indebtedness in an aggregate principal amount equal to or exceeding $10 million.

               "Moody's" means Moody's Investors Service.

               "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash (including assumed liabilities and other items deemed to be cash under the proviso to the first sentence of the covenant "Disposition of Proceeds of Asset Sales") or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to RCN or any Restricted Subsidiary or Restricted Affiliate) net of (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel, accountants, consultants and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any person (other than RCN or any Restricted Subsidiary or any Restricted Affiliate) owning a beneficial interest in or having a Permitted Lien on the assets subject to the Asset Sale and (iv) appropriate amounts to be provided by RCN or any Restricted Subsidiary or any Restricted Affiliate, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by RCN or any Restricted Subsidiary or any Restricted Affiliate, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the applicable Trustee.

               "New Joint Venture" means any Joint Venture (excluding in any event the BECO Joint Venture and the PEPCO Joint Venture) formed after the Issue Date and in which no Investment has been made on or prior to the Issue Date.

               "Other Partners" has the meaning set forth in the definition of "Joint Venture."

               "Other Senior Debt Pro Rata Share" means under an Indenture the amount of the applicable Excess Proceeds obtained by multiplying the amount of such Excess Proceeds by a fraction, (i) the numerator of which is the aggregate accreted value and/or principal amount, as the case may be, of all Indebtedness (other than (x) the Notes issued thereunder and (y) Subordinated Indebtedness) of RCN outstanding at the time of the applicable Asset Sale with respect to which RCN is required to use Excess Proceeds to repay or make an offer to purchase or repay and (ii) the denominator of which is the sum of (a) the aggregate principal amount of all Notes issued thereunder that are outstanding at the time of the offer to purchase or repay with respect to the applicable Asset Sale and (b) the aggregate principal amount or the aggregate accreted value, as the case may be, of all other Indebtedness (other than Subordinated Indebtedness) of RCN outstanding at the time of the applicable Asset Sale Offer with respect to which RCN is required to use the applicable Excess Proceeds to offer to repay or make an offer to purchase or repay.

               "PEPCO Joint Venture" means the joint venture to be formed pursuant to the binding letter of intent dated August 1, 1997 between RCN Telecom Services, Inc. and Potomac Capital Investment Corporation.

               "Permitted Business" means any telecommunications business (including, without limitation, the development and provision of voice, video and data transmission products, services and systems), and any business reasonably related to the foregoing.

               "Permitted Credit Facility" means (i) any senior commercial term loan and/or revolving credit facility (including any letter of credit subfacility) entered into principally with commercial banks and/or other financial institutions typically party to commercial loan agreements and (ii) any senior credit facility entered into with any vendor or supplier (or any financial institution acting on behalf of or for the purpose of directly financing purchases from such vendor or supplier) to the extent the Indebtedness thereunder is incurred for the purpose of financing the cost (including the cost of design, development, construction, manufacture or acquisition) of personal property or fixtures used, or to be used, in a Permitted Business.

               "Permitted Indebtedness" means the following Indebtedness (each of which shall be given independent effect):

               (a)  Indebtedness under the Notes and the Indentures;

               (b) Indebtedness of RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate outstanding on the Issue Date;

               (c) (i) Indebtedness of any Restricted Subsidiary or Restricted Affiliate owed to and held by RCN or a Restricted Subsidiary or Restricted Affiliates and (ii) Indebtedness of RCN, not secured by any Lien, owed to and held by any Restricted Subsidiary or Restricted Affiliate; provided that an incurrence of Indebtedness shall be deemed to have occurred upon (x) any sale or other disposition (excluding assignments as security to financial institutions) of any Indebtedness of RCN or a Restricted Subsidiary or Restricted Affiliate referred to in this clause
(c) to a person (other than RCN or a Restricted Subsidiary or Restricted Affiliate) or (y) any sale or other disposition by RCN or any Restricted Subsidiary of Capital Stock of a Restricted Subsidiary or Restricted Affiliate, or Designation of an Unrestricted Subsidiary or JV Revocation of a Restricted Affiliate, which holds Indebtedness of RCN or another Restricted Subsidiary or Restricted Affiliate such that such Restricted Subsidiary or Restricted Affiliate, in any such case, ceases to be a Restricted Subsidiary or Restricted Affiliate, as the case may be;

               (d) Interest Rate Obligations of RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate relating to Indebtedness of RCN and/or such Restricted Subsidiary and/or such Restricted Affiliate, as the case may be (which Indebtedness (x) bears interest at fluctuating interest rates and (y) is otherwise permitted to be incurred under the "Limitation on Additional Indebtedness" covenant), but only to the extent that the notional principal amount of such Interest Rate Obligations does not exceed the principal amount of the Indebtedness (and/or Indebtedness subject to commitments) to which such Interest Rate Obligations relate;

               (e) Indebtedness of RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate in respect of performance bonds of RCN or any Restricted Subsidiary or Restricted Affiliate or surety bonds provided by RCN or any Restricted Subsidiary or Restricted Affiliate incurred in the ordinary course of business;

               (f) Indebtedness of RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate to the extent it represents a replacement, renewal, refinancing or extension (a "Refinancing") of outstanding Indebtedness of RCN and/or of any Restricted Subsidiary and/or any Restricted Affiliate incurred or outstanding pursuant to clause (a), (b),
(g) or (h) of this definition or the proviso of the covenant "Limitation on Additional Indebtedness"; provided that (1) Indebtedness of RCN may not be Refinanced to such extent under this clause (f) with Indebtedness of any Restricted Subsidiary or Restricted Affiliate, (2) Indebtedness of a Restricted Affiliate may not be Refinanced with Indebtedness of RCN or a Restricted Subsidiary in an amount exceeding the RCN Share of such Indebtedness and (3) any such Refinancing shall only be permitted under this clause (f) to the extent that (x) it does not result in a lower Average Life to Stated Maturity of such Indebtedness as compared with the Indebtedness being Refinanced and (y) it does not exceed the sum of the principal amount (or, if such Indebtedness provides for a lesser amount to be due and payable upon a declaration of acceleration thereof, an amount no greater than such lesser amount) of the Indebtedness being Refinanced plus the amount of accrued interest thereon and the amount of any reasonably determined prepayment premium necessary to accomplish such Refinancing and such reasonable fees and expenses incurred in connection therewith;

               (g) Buildout Indebtedness (including under one or more Permitted Credit Facilities); provided that no Indebtedness may be incurred under this clause (g) on any date on or after October 15, 2002;

               (h) Indebtedness of RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate incurred under one or more Permitted Credit Facilities, and any Refinancings (whether an initial Refinancing or one or more successive Refinancings) of the foregoing otherwise incurred in compliance with clause (f), such that the aggregate principal amount of the Indebtedness of RCN and the Restricted Subsidiaries and the RCN Share of any Indebtedness of a Restricted Affiliate does not exceed $150 million at any time outstanding; provided, however, such amount shall be increased to $200 million if RCN shall designate as a Restricted Affiliate pursuant to the covenant "Designations of Restricted Affiliates" a Joint Venture formed to develop a Permitted Business in a Metropolitan Statistical Area which contains greater than 400,000 households;

               (i) Subordinated Indebtedness of any Restricted Affiliate owed to and held by any of the Other Partners in such Restricted Affiliate to the extent (x) such Indebtedness is incurred to fund the proportionate share (based upon equity ownership) of RCN or any Restricted Subsidiary of any mandatory capital call made by such Restricted Affiliate and in respect of which RCN or such Restricted Subsidiary has defaulted and (y) such Indebtedness is not secured by any Lien; and

               (j) in addition to the items referred to in clauses (a) through (j) above, Indebtedness of RCN and/or the Restricted Subsidiaries having an aggregate principal amount not to exceed $10 million at any time outstanding.

               "Permitted Investments" means (a) Cash Equivalents; (b) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits; (c) Interest Rate Obligations incurred in compliance with the covenant "Limitation on Additional Indebtedness"; and (d) Investments in RCN or any Restricted Subsidiary or Investments made in any person as a result of which such person becomes a Restricted Subsidiary.

               "Preferred Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of such person's preferred or preference stock whether now outstanding, or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such person.

               "RCN Share" means, with respect to the Indebtedness of any Restricted Affiliate, an amount of such Indebtedness determined by reference to the percentage common equity interest of RCN and the Restricted Subsidiaries in such Restricted Affiliate.

               "Refinancing" has the meaning set forth in clause (f) of the definition of "Permitted Indebtedness."

               "Restricted Affiliate" means any Joint Venture designated as such pursuant to and in compliance with the covenant "Designation of Restricted Affiliates," until an effective JV Revocation in respect thereof has been made.

               "Restricted Affiliate Group" means, collectively, any Restricted Affiliate whose Capital Stock is owned directly by RCN or a Restricted Subsidiary and all of its Subsidiaries.

               "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution on Capital Stock of RCN or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of RCN (other than dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) of RCN or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock) of RCN; (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of RCN (other than any such Capital Stock owned by RCN or a Wholly Owned Restricted Subsidiary);
(iii) the purchase, redemption, defeasance or other acquisition or retirement for value prior to any scheduled repayment, sinking fund or maturity of any Subordinated Indebtedness (other than any Subordinated Indebtedness held by a Wholly Owned Restricted Subsidiary); or (iv) the making by RCN or any Restricted Subsidiary or any Restricted Affiliate of any Investment (other than a Permitted Investment) in any person.

               "Restricted Subsidiary" means any Subsidiary of RCN that has not been designated by the Board, by a Board Resolution delivered to the applicable Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant "Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a Board Resolution delivered to the applicable Trustee, subject to the provisions of such covenant.

               "Restricted Subsidiary Indebtedness" means Indebtedness of any Restricted Subsidiary (i) which is not subordinated to any other Indebtedness of such Restricted Subsidiary and (ii) in respect of which RCN is not also obligated (by means of a guarantee or otherwise) other than, in the case of this clause (ii), Indebtedness under any Permitted Credit Facilities.

               "Revocation" has the meaning set forth under "--Certain Covenants--Designations of Unrestricted Subsidiaries."

               "S&P" means Standard & Poor's Corporation.

               "Senior Debt Securities" means any unsubordinated debt securities (including any guarantee of such securities) issued by RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate, whether in a public offering or a private placement; it being understood that the term "Senior Debt Securities" shall not include any Permitted Credit Facility or other commercial bank borrowings or similar borrowings, recourse transfers of financial assets, capital leases or other types of borrowings issued in a manner not customarily viewed as a " securities offering."

               "Subordinated Indebtedness" means any Indebtedness of RCN or any Guarantor which is expressly subordinated in right of payment to any other Indebtedness of RCN or such Guarantor; provided that, for purposes of the covenants "Limitation on Liens Securing Certain Indebtedness" and "Limitation on Certain Guarantees and Indebtedness of Restricted Subsidiaries and Restricted Affiliates," "Subordinated Indebtedness" means any Indebtedness of RCN or any Restricted Subsidiary or Restricted Affiliate that is expressly subordinated in right of payment to any other Indebtedness of such person.

               "Subsidiary" means, with respect to any person, (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors shall at the time be owned, directly or indirectly, by such person, or (ii) any other person of which at least a majority of voting interest is at the time, directly or indirectly, owned by such person. In no event shall "Subsidiary" include any Joint Venture.

               "Total Affiliate Indebtedness" means, at any date of determination, with respect to any Restricted Affiliate, the aggregate consolidated amount of all Indebtedness of such Restricted Affiliate and its Subsidiaries outstanding as of the date of determination.

               "Total Consolidated Indebtedness" means, at any date of determination, an amount equal to the sum of (i) the aggregate amount of all Indebtedness of RCN and the Restricted Subsidiaries and (ii) the sum of the RCN Share of the Indebtedness of each of the Restricted Affiliates, in each case outstanding as of the date of determination and determined on a consolidated basis.

               "Total Invested Equity Capital" means, at any time of determination, the sum of, without duplication, (i) $216.6 million plus (ii) the aggregate cash proceeds received by RCN from capital contributions in respect of existing Capital Stock (other than Disqualified Stock) or the issuance or sale of Capital Stock (other than Disqualified Stock but including Capital Stock issued upon conversion of convertible Indebtedness or from the exercise of options, warrants or rights to purchase Capital Stock (other than Disqualified Stock)) on or subsequent to the Issue Date, other than to a Restricted Subsidiary or to a Restricted Affiliate; plus (iii) the aggregate cash proceeds received by RCN or any Restricted Subsidiary from the sale, disposition or repayment of any Investment made after the Issue Date and constituting a Restricted Payment (other than any Investments made pursuant to clause (iv) of the second paragraph of the covenant "Limitation on Restricted Payments") in an amount equal to the lesser of (a) the return of capital with respect to such Investment and (b) the initial amount of such Investment, in either case, less the cost of the disposition of such Investment, plus (iv) in the case of the Revocation of the Designation of a Subsidiary as an Unrestricted Subsidiary, an amount equal to the consolidated Net Investment in such Subsidiary on the date of Revocation but not in an amount exceeding the net amount of any Investments constituting Restricted Payments made (or deemed made) in such Subsidiary after the Issue Date plus (v) in the case of the JV Designation after the Issue Date of a New Joint Venture as a Restricted Affiliate, an amount equal to the consolidated net Investment in such New Joint Venture on the date of such JV Designation but not in an amount exceeding the net amount of any Investments constituting Restricted Payments made (or deemed made) in such New Joint Venture after the Issue Date minus
(vi) the aggregate amount of all Restricted Payments (other than Restricted Payments referred to in clause (iv) or clause (iii)( B) of the second paragraph of the covenant "Limitation on Restricted Payments") declared or made on and after the Issue Date.

               "Unrestricted Subsidiary" means any Subsidiary of RCN designated as such pursuant to and in compliance with the covenant "Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a Board Resolution delivered to the applicable Trustee, subject to the provisions of such covenant.

               "US Designation Amount" has the meaning set forth under "--Certain Covenants--Designation of Unrestricted Subsidiaries."

               "U.S. Government Securities" means securities that are direct obligations of the United States of America for the payment of which its full faith and credit is pledged.

               "Voting Stock" means, with respect to any person, the Capital Stock of any class or kind ordinarily having the power to vote for the election of directors or other members of the governing body of such person.

               "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary in which all of the outstanding Capital Stock is owned by RCN or another Wholly Owned Restricted Subsidiary. For the purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Restricted Subsidiary.


                         BOOK-ENTRY; DELIVERY AND FORM

               The Old Notes were and the New Notes will be represented by one or more permanent global note in definitive, fully registered book-entry form (the "Global Securities") which will be registered in the name of a nominee of the Depository Trust Company ("DTC") and deposited on behalf of purchasers of the Notes represented thereby with a custodian for DTC for credit to the respective accounts of the purchasers (or to such other accounts as they may direct) at DTC.

               The Global Securities. The Company expects that pursuant to procedures established by DTC (a) upon issuance of the Global Securities, DTC or its custodian will credit on its internal system portions of the Global Securities which shall be comprised of the corresponding respective amounts of the Global Securities to the respective accounts of persons who have accounts with such depositary and (b) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined below) and the records of Participants (with respect to interests of persons other than Participants). Ownership of beneficial interests in the Global Securities will be limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants.


               So long as DTC or its nominee is the registered owner or holder of any of the Notes, DTC or such nominee will be considered the sole owner or holder of such Notes represented by the Global Securities for all purposes under the Indenture and under the Notes represented thereby. No beneficial owner of an interest in the Global Securities will be able to transfer such interest except in accordance with the applicable procedures of DTC in addition to those provided for under the Indenture.

               Payments of the principal of, premium, if any, and interest (including Additional Interest) on the Notes represented by the Global Securities will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent under the Indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

               The Company expects that DTC or its nominee, upon receipt of any payment of the principal of, premium, if any, and interest (including Additional Interest) on the Notes represented by the Global Securities, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Securities as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in the Global Securities held through such Participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payment will be the responsibility of such Participants.

               Transfers between Participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of such securities or to pledge such securities, such holder must transfer its interest in the Global Securities in accordance with the normal procedures of DTC and in accordance with the procedures set forth in the Indenture.

               DTC has advised the Company that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in the Global Securities are credited and only in respect of the aggregate principal amount of as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Securities for Certificated Securities, which it will distribute to its Participants and which will be legended as set forth under the heading "Notice to Investors."

               DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

               Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Securities among Participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither RCN nor either Trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

               Certificated Securities. Interests in the Global Securities will be exchanged for Certificated Securities if (i) DTC notifies the Company that it is unwilling or unable to continue as depositary for the Global Securities, or DTC ceases to be a "Clearing Agency" registered under the Exchange Act, and a successor depositary is not appointed by the Company within 90 days, or (ii) an Event of Default has occurred and is continuing with respect to the Notes. Upon the occurrence of any of the events described in the preceding sentence, the Company will cause the appropriate Certificated Securities to be delivered.


              CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

               The following is a summary of the material United States federal income tax consequences of the exchange of New Notes for Old Notes and the ownership and disposition of the Senior Discount Notes to U.S. Holders (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein, possibly with retroactive effect. This summary discusses only New Notes held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as persons who are not U.S. Holders, certain financial institutions, insurance companies, dealers in securities and holders who hold the New Notes as part of a straddle or a hedging or conversion transaction. Persons considering the exchange of New Notes for Old Notes should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

               As used herein, the term "U.S. Holder" means a beneficial owner of an Old Note who exchanges it for a New Note and that for United States federal income tax purposes is (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The term also includes certain former citizens or residents of the United States.

               Tax Consequences of the Exchange of New Notes for Old Notes

               There will be no federal income tax consequences to Holders exchanging Old Notes for New Notes pursuant to the Exchange Offer. For federal income tax purposes, the New Notes will be considered a continuation of the Old Notes and the exchange of Old Notes for New Notes hereunder will not alter the federal income tax consequences, including the accrual of original issue discount ("OID") on the Senior Discount Notes, as described below, of owning the Notes to Holders. A U.S. Holder will have the same adjusted basis and holding period in New Note as it had in the Old
Note immediately before the exchange.

               Tax Consequences of Senior Discount Notes

               The discussion below relating to the Senior Discount Notes is equally applicable to the Old Discount Notes and the New Discount Notes.

               Original Issue Discount

               The excess of a Discount Note's "stated redemption price at maturity" over its "issue price" will generally constitute OID for federal income tax purposes. The stated redemption price at maturity of a Senior Discount Note will equal the sum of all cash payments (whether denominated as principal or interest) payable on the Senior Discount Notes. The issue price of a Senior Discount Note is equal the first price to the public (not including bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers) at which a substantial amount of the Old Discount Notes are sold for money. Regardless of their method of accounting, U.S. Holders of the Senior Discount Notes will be required to include such OID in income for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to such income. Under this method, U.S. Holders of the Senior Discount Notes generally will be required to include in income increasingly greater amounts of OID in successive accrual periods. Payments of stated interest on a Senior Discount Note will not be separately included in income, but rather will reduce a U.S. Holder's basis in a Senior Discount Note, as described below under "Sale, Exchange or Retirement of the Senior Discount Notes."

               The Company does not intend to treat the possibility of an optional redemption or repurchase of the Senior Discount Notes as giving rise to any additional accrual of OID or recognition of ordinary income upon redemption, sale or exchange of a Senior Discount Note. U.S. Holders may wish to consider that United States Treasury Regulations regarding the treatment of certain contingencies were recently issued and may wish to consult their tax advisers in this regard.

               Market Discount and Premium

               If a U.S. Holder purchased a Senior Discount Note for an amount that was less than its "adjusted issue price", the amount of the difference would be treated as "market discount" for federal income tax purposes, unless such difference was less than a specified de minimis amount. The adjusted issue price of a Senior Discount Note is defined as the sum of the issue price of the Senior Discount Note and the aggregate amount of previously accrued OID, less any prior principal and interest payments on the Senior Discount Note.

               Under the market discount rules of the Code, a U.S. Holder will be required to treat any prior payment on, or any gain on the sale, exchange, retirement or other disposition of, a Senior Discount Note as ordinary income to the extent of the market discount which has not previously been included in income (pursuant to an election by the Holder to include such market discount in income as it accrues) and is treated as having accrued on such Senior Discount Note at the time of such payment or disposition. If such Senior Discount Note is disposed of in a nontaxable transaction (other than as provided in Code Sections 1276(c) and (d)), accrued market discount will be includible as ordinary income to the U.S. Holder as if such Holder had sold the Senior Discount Note at its then fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the Senior Discount Note or its earlier disposition (including a nontaxable transaction other than as provided in Code Sections 1276(c) and (d)), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such Senior Discount Note.

               A U.S. Holder who purchased a Senior Discount Note for an amount that was greater than its adjusted issue price but less than its stated redemption price at maturity would be considered to have purchased such Senior Discount Note at an "acquisition premium". Under the acquisition premium rules of the Code and the regulations thereunder, unless such Holder makes the election described under "Election to Treat all Interest as Original Issue Discount" below, the amount of OID which such Holder must include in its gross income with respect to such Senior Discount Note for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.

               Election to Treat All Interest as Original Issue Discount.

               A U.S. Holder may elect to include in gross income all interest that accrues on a Senior Discount Note using the constant-yield method described above under the heading "Original Issue Discount", with the modifications described below. For purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium.

               In applying the constant-yield method to a Senior Discount Note with respect to which this election has been made, the issue price of the Senior Discount Note will equal the electing U.S. Holder's adjusted basis in the Senior Discount Note immediately after its acquisition and the issue date of the Senior Discount Note will be the date of its acquisition by the electing U.S. Holder. This election will generally apply only to the Senior Discount Note with respect to which it is made and may not be revoked without the consent of the Internal Revenue Service.

               If the election to apply the constant-yield method to all interest on a Senior Discount Note is made with respect to a Senior Discount Note with market discount, the electing U.S. Holder will be treated as having made the election discussed above under "Market Discount" to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such U.S. Holder.

               Sale, Exchange or Retirement of the Senior Discount Notes

               Upon the sale, exchange or retirement of a Senior Discount
Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. Holder's adjusted tax basis in the Senior Discount Note. A U.S. Holder's adjusted tax basis in a Senior Discount Note will generally equal the cost of such Senior Discount Note to the Holder, increased by the amount of any market discount and OID previously included in income by such U.S. Holder with respect to such Senior Discount Note and reduced by any principal and interest payments received by the U.S. Holder. Except as otherwise described under "Market Discount and Premium" above, gain or loss realized on the sale, exchange or retirement of a Senior Discount Note will be capital gain or loss. Recently enacted legislation includes substantial changes to the federal taxation of capital gains recognized by individuals, including a 20% maximum tax rate for certain gains from the sale of capital assets held for more than 18 months. The deduction of capital losses is subject to certain limitations. Prospective investors should consult their tax advisors regarding the treatment of capital gains and losses.

               Backup Withholding and Information Reporting

               Certain noncorporate U.S. Holders may be subject to backup withholding at a rate of 31% on payments of principal and OID on, and the proceeds of a disposition of, a Senior Discount Note. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, in the case of an individual, would be his or her Social Security Number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends or
(iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

               The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

               The Company will furnish annually to the IRS and to record holders of the Senior Discount Notes (other than with respect to certain exempt holders) information relating to the stated interest and the OID accruing during the calender year. Such information will be based on the amount of OID that would have accrued to a U.S. Holder who acquired the Senior Discount Note on original issue.


                           PLAN OF DISTRIBUTION

               Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale. In addition, until _____________ 1998 (90 days after the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

               The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for this own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

               For a period of 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

               The Company has agreed in the Registration Rights Agreement to indemnify each broker-dealer reselling New Notes pursuant to this Prospectus, and their officers, directors and controlling persons, against certain liabilities in connection with the offer and sale of the New Notes, including liabilities under the Securities Act, or to contribute to payments that such broker-dealers may be required to make in respect thereof.


                               LEGAL MATTERS

               The validity of the Notes offered hereby is being passed upon for the Company by Davis Polk & Wardwell, New York, New York.


                          INDEPENDENT ACCOUNTANTS

               The Company Board has appointed Coopers & Lybrand L.L.P. as the Company's independent accountants to audit the Company's financial statements for fiscal year 1997. Coopers & Lybrand L.L.P. has served as the Company's and C-TEC's auditors throughout the periods covered by the financial statements included in this Prospectus.


                                  EXPERTS

               The consolidated financial statements of RCN Corporation as of December 31, 1996 and 1995, and for the years ended December 31, 1996, 1995, and 1994 appearing in this Prospectus and Registration Statement have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                          ADDITIONAL INFORMATION

               The Company has filed with the Commission a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Notes, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

               The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith is required to file reports and other information with the Commission. The Registration Statement, as well as such reports and other information filed by the Company with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, such reports and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers Automated Quotation ("NASDAQ") at 1735 K Street, N.W., Washington, D.C. 20006.



                   [THIS PAGE INTENTIONALLY LEFT BLANK]



                       INDEX TO FINANCIAL STATEMENTS

                              RCN Corporation



Report of Independent Accountants........................................  F-1

Consolidated Balance Sheets at December 31, 1996 and 1995................  F-2

Consolidated Statements of Operations for the three years ended December
  31, 1996, 1995 and 1994................................................  F-3

Consolidated Statements of Cash Flows for the three years ended December
  31, 1996, 1995 and 1994................................................  F-4

Consolidated Statements of Changes in Shareholder's Equity for the three years ended December 31, 1996, 1995 and 1994...........................  F-6

Notes to Consolidated Financial Statements...............................  F-7

Condensed Consolidated Balance Sheet as of September 30, 1997
  (unaudited)...........................................................  F-25

Condensed Consolidated Statements of Operations for the Nine and Three
  Months Ended September 30, 1997 and 1996 (unaudited)..................  F-26

Condensed Consolidated Statements of Cash Flows for the Nine Months
  Ended September 30, 1997 and 1996 (unaudited).........................  F-27

Notes to Condensed Consolidated Financial Statements....................  F-28


                           Megacable, S. A. de C. V.

Report of Independent Accountants.......................................  F-32

Consolidated Balance Sheets at December 31, 1996 and 1995...............  F-33

Consolidated Income Statements for the years ended December 31, 1996 and 1995..............................................................  F-34

Consolidated Statements of Stockholders' Equity for the years ended
  December 31, 1996 and 1995............................................  F-35

Consolidated Statements of Cash Flows for the years ended December 31,
  1996 and 1995.........................................................  F-36

Notes to Consolidated Financial Statements..............................  F-37


                 Liberty Cable Television, Inc. and Affiliates

Report of Independent Auditors..........................................  F-42

Combined Balance Sheets at December 31, 1994 and 1995...................  F-43

Combined Statements of Operations for the years ended December 31, 1994 and 1995..............................................................  F-44

Combined Statements of Cash Flows for the years ended December 31, 1994 and 1995..............................................................  F-45

Combined Statements of Changes in Shareholders' Deficit for the years ended December 31, 1994 and 1995......................................  F-46

Notes to Combined Financial Statements..................................  F-47


                             Freedom New York, LLC

Condensed Balance Sheet at September 30, 1996 (unaudited)...............  F-52

Condensed Statement of Operations for the period March 6, 1996 to
  September 30, 1996 and for the three months ended September 30, 1996
  (unaudited)...........................................................  F-53

Condensed Statements of Cash Flows for the period March 6, 1996 to
  September 30, 1996 (unaudited)........................................  F-54


                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder of RCN Corporation:

               We have audited the consolidated balance sheets of RCN Corporation and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RCN Corporation and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

               As discussed in Note 12 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for post-employment benefits.


                                              COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania 19103
June 30, 1997



                                RCN CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                            (Thousands of Dollars)

                                                                               December 31,
                                                                        ------------------------
                                                                          1995            1996
                                                                        --------        --------
ASSETS
Current Assets
 Cash and temporary cash investments..............................      $ 37,998        $ 61,843
 Short-term investments...........................................       120,487          46,831
 Accounts receivable--affiliates..................................        14,186          12,614
 Accounts receivable, net of reserve for doubtful accounts
   of $861 in 1996 and $606 in 1995...............................        11,206          10,413
 Unbilled revenues................................................           560             844
 Material and supply inventory, at average cost...................           327           1,140
 Prepayments and other............................................         1,987           4,556
 Deferred income taxes............................................         4,513           4,371
                                                                        --------        --------
Total current assets..............................................       191,264         142,612
                                                                        --------        --------
Notes receivable--affiliates......................................       181,981         155,481
Property, plant and equipment
 Hybrid fiber/coaxial plant.......................................       157,320         161,433
 Other property, plant and equipment..............................        16,053          58,924
                                                                        --------        --------
Total property, plant and equipment...............................       173,373         220,357
Accumulated depreciation..........................................        71,293          84,529
                                                                        --------        --------
Net property, plant and equipment.................................       102,080         135,828
                                                                        --------        --------
Investments.......................................................        77,113          76,547
Intangible Assets, Net............................................        88,032          93,471
Deferred Charges and Other Assets.................................         9,140          24,146
                                                                        --------        --------
Total Assets......................................................      $649,610        $628,085
                                                                        ========        ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
 Current maturities of long-term debt.............................      $ 25,750        $     --
 Accounts payable--affiliates.....................................         6,234           4,880
 Accounts payable.................................................        10,687          13,642
 Advance billings and customer deposits...........................         6,143           6,859
 Advanced taxes...................................................            --           1,950
 Accrued interest.................................................         5,038           5,041
 Accrued contract settlements.....................................         6,629           3,565
 Accrued cable programming expense................................         4,535           3,188
 Accrued expenses.................................................        10,291          18,167
                                                                        --------        --------
Total current liabilities.........................................        75,307          57,292
                                                                        --------        --------
Long-Term Debt....................................................       135,250         131,250
Notes Payable--affiliates.........................................         5,552          11,854
Deferred Income Taxes.............................................        36,072          28,245
Deferred Investment Tax Credits...................................           102              --
Other Deferred Credits............................................         3,258           3,290
Minority Interest.................................................            --           5,389
Commitments and Contingencies.....................................
Common Shareholder's Equity.......................................       394,069         390,765
                                                                        --------        --------
Total Liabilities and Shareholder's Equity........................      $649,610        $628,085
                                                                        ========        ========

       See accompanying notes to consolidated financial statements.



                                RCN CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Thousands of Dollars Except Per Share Amounts)


                                                                  For the Years Ended December 31,
                                                            ----------------------------------------------
                                                              1994             1995                 1996
                                                            --------         --------             --------
Sales...................................................    $ 59,500         $ 91,997             $104,910
Costs and Expenses, excluding
  depreciation and amortization.........................      49,747           75,003               79,107
Depreciation and amortization...........................       9,803           22,336               38,881
                                                            --------         --------             --------
Operating (loss)........................................         (50)          (5,342)             (13,078)
Interest income.........................................      21,547           29,001               25,602
Interest expense........................................     (16,669)         (16,517)             (16,046)
Other (expense) income, net.............................       1,343             (304)                (546)
                                                            --------         --------             --------
(Loss) Income Before Income Taxes.......................       6,171            6,838               (4,068)
Provision for income taxes..............................       2,340            1,119                  979
                                                            --------         --------             --------
(Loss) Income Before Minority Interest
  and Equity in Unconsolidated Entities.................       3,831            5,719               (5,047)
Minority Interest in (income) loss of
  consolidated entities.................................         (95)            (144)               1,340
Equity in (loss) of unconsolidated entities.............          --           (3,461)              (2,282)
                                                            --------         --------             --------
(Loss) Income Before Cumulative Effect of
  Accounting Principle Changes..........................       3,736            2,114               (5,989)
Cumulative effect on prior years of changes
  in accounting principles for postemployment benefits..         (83)              --                   --
                                                            --------         --------             --------
Net (loss) Income.......................................    $  3,653         $  2,114             $ (5,989)
                                                            ========         ========             ========
Unaudited pro forma net income (loss) per common share..                                          $  (0.22)

         See accompanying notes to consolidated financial statements.


                     RCN CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Thousands of Dollars)

                                                                  For the Years Ended December 31,
                                                            -------------------------------------------
                                                              1994            1995              1996
                                                            --------         --------          --------
Cash Flows from Operating Activities
 Net Income (loss).......................................   $  3,653         $  2,114          $ (5,989)
 Gain on pension curtailment/settlement..................         --               --            (3,437)
 Cumulative effect of accounting principle changes.......         83               --                --
 Depreciation and amortization...........................      9,803           22,336            38,881
 Deferred income taxes and investment tax credits, net...       (205)           6,696            (6,477)
 Provision for losses on accounts receivable.............        854              614             1,788
 Equity in loss of unconsolidated entities...............         --            3,461             2,282
 Minority interest.......................................         95              144            (1,340)
 Net change in certain assets and liabilities,
   net of acquisitions of businesses:
   Accounts receivable and unbilled revenues.............     (2,142)          (5,550)           (3,780)
   Material and supply inventory.........................         (3)             777              (814)
   Accounts payable......................................      1,567            3,983             2,954
   Accrued expenses......................................      9,317            2,783             4,283
   Accounts receivable affiliates........................     (7,812)          11,860             1,572
   Accounts payable affiliates...........................       (519)            (419)           (5,448)
   Other, net............................................     (4,102)             529               597
 Other...................................................     (4,301)            (769)           (1,241)
                                                            --------         --------          --------
Net cash provided by operating activities................      6,288           48,559            23,831
                                                            --------         --------          --------
Cash Flows from Investing Activities
 Additions to property, plant and equipment..............    (12,042)         (29,854)          (40,369)
 Purchase of short-term investments......................   (127,245)        (238,257)          (75,091)
 Sales and maturities of short-term investments..........         --          245,112           149,086
 Acquisitions, net of cash acquired......................     (1,298)        (121,147)          (30,090)
 Purchase of loan receivable.............................         --               --           (13,088)
 Other...................................................        434           (2,057)              175
                                                            --------         --------          --------
Net cash used in investing activities....................   (140,151)        (146,203)           (9,377)
                                                            --------         --------          --------
Cash Flows from Financing activities.....................
 Redemption of Long-term debt............................    (37,033)         (28,741)          (44,750)
 Issuance of Long-term debt..............................     13,033           19,300            19,000
 Change in affiliate notes, net..........................      5,159           (6,130)           32,802
 Transfers from C-TEC....................................    298,759          132,707            78,550
 Transfers (to) C-TEC....................................         --         (148,339)          (76,211)
                                                            --------         --------          --------
Net cash provided by (provided by) financing activities..    279,918          (31,203)            9,391
                                                            --------         --------          --------
Net increase (decrease) in cash and temporary
   cash investments......................................    146,055         (128,847)           23,845
Cash and temporary cash investments at
   beginning of year.....................................     20,790          166,845            37,998
                                                            --------         --------          --------
Cash and temporary cash investments at
  end of year............................................   $166,845         $ 37,998          $ 61,843
                                                            ========         ========          ========

       See accompanying notes to consolidated financial statements.



                     RCN CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Thousands of Dollars)

                                                                  For the Years Ended December 31,
                                                            -------------------------------------------
                                                              1994             1995              1996
                                                            --------         --------          --------
Supplemental disclosures of cash flow information
Cash paid during the year for:
 Interest.................................................   $16,780         $16,404            $16,046
 Income Taxes.............................................       580             497                549

Supplemental Schedule of Non-cash Investing and Financing Activities:

               In 1996, C-TEC acquired an 80.1% interest in Freedom New York,
L. L. C. The acquisition was accounted for as a purchase. A summary of the acquisition is as follows:

Cash paid.......................................      $28,906
Liabilities assumed.............................        7,621
Deferred tax asset recognized...................         (167)
Minority interest recognized....................        6,188
                                                      -------
Fair value of assets acquired...................      $42,548
                                                      =======

               In 1995, C-TEC acquired all the outstanding Common Stock of Twin County Trans Video, Inc. and a related covenant not to compete. The consideration for the acquisition was as follows:

Cash paid (including $1,000 deposit in 1994)............       $37,313
Issuance of 5% Promissory Note..........................         4,000
Capital contribution by stockholder.....................        39,493
Liabilities assumed.....................................        16,364
Deferred tax liability incurred.........................        33,797
                                                              --------
Fair value of assets acquired...........................      $130,967
                                                              ========


               In 1996, the $4,000 promissory note was canceled and the Company paid cash of $500 in settlement of certain purchase price adjustments.

       See accompanying notes to consolidated financial statements.


                              RCN CORPORATION
        CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
           For the Years Ended December 31, 1996, 1995 and 1994
               (Dollars in Thousands, Except Per Share Data)

                                                                                  Cumulative
                                                               Shareholder's      Translation
                                            Common Stock      Net Investment      Adjustment         Total
                                            ------------      --------------      -----------      ---------
Balance, December 31, 1993.............         $      1            $ 74,328          $    --       $ 74,329
 Net Income............................                                3,653                           3,653
 Transfers from C-TEC..................                              294,865                         294,865
                                                --------            --------          -------       --------
Balance, December 31, 1994.............                1             372,846               --        372,847
 Net Income............................                                2,114                           2,114
 Transfers from C-TEC..................                               21,714                          21,714
 Cumulative Translation Adjustment.....                                                (2,606)        (2,606)
                                                --------            --------          -------       --------
Balance, December 31, 1995.............                1             396,674           (2,606)       394,069
 Net Income............................                               (5,989)                         (5,989)
 Transfers from C-TEC..................                                3,134                           3,134
 Cumulative Translation Adjustment.....                                                  (449)          (449)
                                                --------            --------          -------       --------
Balance, December 31, 1996.............         $      1            $393,819          $(3,055)      $390,765
                                                ========            ========          =======       ========

       See accompanying notes to consolidated financial statements.


         RCN CORPORATIONNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Dollars In Thousands Except Per Share Data)

1. BACKGROUND AND BASIS OF PRESENTATION

               RCN Corporation is currently a wholly owned subsidiary of C-TEC Corporation ("C-TEC"). On February 13, 1997, C-TEC announced its intention to separate its operations along business lines into three separate, publicly traded companies (the "restructuring"). C-TEC also announced its intention to distribute to its shareholders by December 31, 1997, subject to certain conditions, all of its interest in RCN Corporation. The consolidated financial statements of RCN Corporation include the accounts of entities which, prior to their planned contribution to RCN Corporation pursuant to the restructuring, were consolidated with C-TEC. These entities include RCN Telecom Services, which provides competitive telephone, video and Internet services in Boston and New York City, C-TEC's New York (outside New York City), New Jersey and Pennsylvania cable television operations and certain of C-TEC's long distance telephone operations (collectively, the "Company"). Investments accounted for by the equity method include a 40% interest in Megacable S.A. de C.V., a Mexican cable television system operator.

               The consolidated financial statements have been prepared using the historical basis of assets and liabilities and historical results of operations. All material intercompany transactions and balances have been eliminated.

               C-TEC's corporate services group has historically provided substantial support services such as finance, cash management, legal, human resources, insurance and risk management and its financial statements are included in the consolidated financial statements of the Company. The corporate office allocates the cost for these services pro rata among the business units supported primarily based on assets; contribution to consolidated earnings before interest, depreciation, amortization, and income taxes; and number of employees. In the opinion of management, the method of allocating these costs is reasonable; however, the costs of these services remaining with the Company after allocation to C-TEC's other business units are not necessarily indicative of the costs that would have been incurred by the Company on a stand-alone basis. Also included in the Company's consolidated financial statements are the financial statements of the corporate financial services company which invests excess cash of, and advances funds to the Company and C-TEC. The financial services company charges interest expense on outstanding advances and pays interest income on excess cash invested for affiliates.

               The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

2. SEGMENT INFORMATION

               The Company is developing advanced fiber optic networks to provide a wide range of telecommunications services in the Northeastern United States. Such networks are networks that are capable of providing a full range of high speed, high capacity telecommunications services, including voice, video programming and data services including Internet access. The Company intends to provide these services singly or in bundled services packages primarily to residential customers in high-density areas and also seeks to serve certain commercial accounts on or near its networks. In 1997, the Company commenced providing service through advanced fiber optic network facilities in New York City and Boston. Through 1996, the revenue from services provided over such networks has not been material. The Company also has hybrid fiber/coaxial operations in New York (outside New York City), New Jersey and Pennsylvania, wireless video operations in New York City and certain other operations, including long distance telephone. As the development of the Company's advanced fiber networks continues, in the future the Company will reflect such operations as a separate segment. The Company expects that the operating and net losses and negative cash flows from this business will rise in the future as it expands and develops its network and customer base. There can be no assurance that RCN will achieve or sustain profitability or positive cash flows from operating activities in the future.


                                                                          For the Year Ended December 31,
                                                                       ------------------------------------------
                                                                         1994             1995             1996
                                                                       --------         --------         --------
Hybrid Fiber/Coaxial
 Sales........................................................         $ 45,937         $ 66,404         $ 84,096
 Operating income before depreciation and amortization........           22,279           28,458           40,094
 Depreciation and amortization................................            8,583           20,723           33,131
 Operating income.............................................           13,696            7,735            6,963
 Identifiable assets..........................................          214,413          359,401          335,285
Advanced Fiber, Wireless Video and Other Operating
 Sales........................................................         $ 13,514         $ 25,528         $ 20,768
 Operating income before depreciation and amortization........          (11,542)          (8,416)         (11,711)
 Depreciation and amortization................................              650              904            4,970
 Operating (loss).............................................          (12,192)          (9,320)         (16,681)
 Identifiable assets..........................................            7,013           14,491           87,419
Corporate
 Sales........................................................         $     49         $     65         $     46
 Operating income before depreciation and amortization........             (984)          (3,048)          (2,580)
 Depreciation and amortization................................              570              709              780
 Operating (loss).............................................           (1,554)          (3,757)          (3,360)
 Identifiable assets..........................................          347,160          275,718          205,381
Consolidated
 Sales........................................................         $ 59,500         $ 91,997         $104,910
 Operating income before depreciation and amortization........            9,753           16,994           25,803
 Depreciation and amortization................................            9,803           22,336           38,881
 Operating (loss).............................................              (50)          (5,342)         (13,078)
 Identifiable assets..........................................          568,586          649,610          628,085

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Cash and Temporary Cash Investments--For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are stated at cost which approximates market.

               Short Term Investments--Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date in accordance with Statement of Financial Accounting Standards No. 115--"Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1996 and 1995, marketable debt and equity securities have been categorized as available for sale.

               Property, Plant and Equipment and Depreciation--Property, plant and equipment reflects the original cost of acquisition or construction, including payroll and related costs such as taxes, pensions and other fringe benefits, and certain general administrative costs.

               Depreciation on cable plant is provided on the straight-line method based on the useful lives of the various classes of depreciable property. The average estimated lives of depreciable cable plant are:

Building............................................    10 to 45 years
Hybrid Fiber/Coaxial Distribution Equipment.........    8 to 22.5 years
Other Equipment.....................................    4 to 10 years

               Depreciation on other property, plant and equipment is provided on the straight-line basis over the useful lives of the property ranging from 2 to 10 years. Gain or loss is recognized on major retirements and dispositions. Major replacements and betterments are capitalized.

               Repairs of all property, plant and equipment and minor replacements and renewals are charged to expense as incurred.

               Intangible Assets--Intangible assets are amortized on a straight-line basis over the expected period of benefit ranging from 2 to 10 years.

               Accounting for Impairments--In 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121").

               SFAS 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill assets and certain identifiable intangibles to be disposed of.

               SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected net future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles expected to be held and used is based on the fair value of the asset.

               SFAS 121 generally requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.

               No impairment losses have been recognized by the Company pursuant to SFAS 121.

               Revenue Recognition--Local telephone service revenue is recorded as earned based on tariffed rates. Long distance telephone services revenues are recorded based on minutes of traffic processed and tariffed rates or contracted fees. Revenues from cable programming services are recorded in the month the service is provided. Internet access service revenues are recorded based on contracted fees.

               Advertising Expense--Advertising costs are expensed as incurred. Advertising expense charged to operations was $1,441, $862 and $991 in 1996, 1995 and 1994, respectively.

               Earning (Loss) Per Share--The Company is currently a wholly owned subsidiary of C-TEC. In connection with the restructuring, the Company will effect an additional issuance of shares. At December 31, 1996, C-TEC has approximately 27,474,000 shares of common equity outstanding. The unaudited pro forma earnings (loss) per common share was calculated by dividing the 1996 net income/loss by the 27,474,000 shares of common equity outstanding, based upon a distribution ratio of one share of Company common equity for each share of C-TEC common equity owned.

               Income Taxes--C-TEC Corporation and its subsidiaries report income for federal tax purposes on a consolidated basis except that C-TEC's cable subsidiaries receive benefit for the utilization of net operating losses and investment tax credits included in the consolidated return even if such losses and credits could not have been used on a separate return basis. Income tax expense is allocated to subsidiaries on a separate return basis. The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109--"Accounting for Income Taxes." The statement requires the use of an asset and liability approach for financial accounting and reporting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

               Investment tax credits ("ITC") for the Company have been deferred in prior years and are being amortized over the average lives of the applicable property.

               Foreign Currency Translation--The Company has a 40% interest in Megacable, S.A. de C.V., a Mexican cable television operator. For purposes of determining its equity in the earnings of Megacable, the Company translates the revenues and expenses of Megacable into U.S. dollars at the average exchange rates that prevailed during the period. Therefore, the U.S. dollar value of these items on the income statement fluctuates from period to period depending upon the value of the dollar against the peso. Assets and liabilities are translated into U.S. dollars at the rates in effect at the end of the fiscal period. The Company's share of the gains or losses that result from this process are shown in the cumulative translation adjustment account in the common shareholders' equity section of the balance sheet. The Company's proportionate share of gains and losses resulting from transactions of Megacable, which are made in currencies different from its own, are included in income as they occur.

4. BUSINESS COMBINATIONS

               The following business combinations were transacted by wholly owned subsidiaries of C-TEC. The acquired businesses will be transferred to the Company in connection with the restructuring.

               On August 30, 1996, FNY Holding Company, Inc., a subsidiary of C-TEC ("FNY"), acquired from Kiewit Telecom Holdings (formerly RCN Corporation), C-TEC's controlling shareholder, an 80.1% interest in Freedom New York, L.L.C. and all related rights and liabilities ("Freedom") for cash consideration of approximately $29,000. In addition, FNY assumed liabilities of approximately $7,600. (In March 1996, Freedom had acquired the wireless cable television business of Liberty Cable Television.) The acquisition was accounted for as a purchase, and accordingly, Freedom is included in the Company's consolidated financial statements since the date of September 1996. The full fair value of assets acquired and liabilities assumed has been reflected in the Company's financial statements with minority interest reflecting the separate 19.9% ownership.

               FNY allocated the purchase price paid on the basis of the fair value of property, plant and equipment and identifiable assets acquired and liabilities assumed. There was no excess cost over fair value of net assets acquired.

               Contingent consideration of $15,000 was payable in cash and was to be based upon the number of net eligible subscribers, as defined, in excess of 16,563 delivered to the Company. The contingent consideration is not included in the acquisition cost total above but was to have been recorded when and if the future delivery of subscribers occurred (Note 18). In addition, FNY paid $922 to Kiewit Telecom Holdings which represents an amount to compensate for foregone interest on the amount invested by Kiewit Telecom Holdings in Freedom. This amount has been charged to operations.

               On May 15, 1995, C-TEC Cable Systems, Inc., a wholly owned subsidiary of C-TEC ("C-TEC Cable"), acquired 40% of the outstanding common stock of Twin County Trans Video, Inc. ("Twin County") in exchange for cash of approximately $26,300, including a $1,000 deposit made in 1994, and a $4,000, 5% promissory note of C-TEC Cable. In addition, C-TEC Cable paid $11,000 in consideration of a noncompete agreement and assumed liabilities of approximately $16,400. The remaining shares were subject to an escrow agreement, pending completion of the merger, and were required to be voted under the direction of C-TEC Cable. As of May 15, 1995, C-TEC Cable also assumed management of Twin County. As a result, C-TEC Cable had control of Twin County and accordingly Twin County is fully consolidated in the Company's financial statements since May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995 in exchange for $52,000 stated value redeemable convertible preferred stock of C-TEC. The preferred stock has a stated dividend rate of 5%, beginning January 1, 1996. The fair value of the preferred stock, as determined by an independent appraiser is $39,500 which is recorded as additional paid-in capital to the Company. In 1996, the $4,000 promissory note was canceled and C-TEC Cable paid cash of $500 in settlement of certain purchase price adjustments.

               C-TEC Cable has allocated the purchase price paid for Twin County on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. The excess of the consideration for the acquisition over the fair value of the net assets acquired of approximately $16,700 has been allocated to goodwill and is being amortized over a period of approximately 10 years.

               In January 1995, RCN International Holdings Inc. (formerly C-TEC International, Inc.), a wholly owned subsidiary of C-TEC, purchased a 40% equity position in Megacable, S.A. de C.V. ("Megacable"). The aggregate consideration for the purchase was cash of $84,115. The Company accounts for its investment by the equity method of accounting. The original excess cost over the underlying equity in the net assets is approximately $94,000, which is being amortized on a straight-line basis over 15 years.

               In January 1995, C-TEC Cable purchased the assets of Higgins Lake Cable, Inc. for cash of approximately $4,750.

               In June 1995, C-TEC invested approximately $2,220 for a one-third interest in a partnership which intends to provide alternative access telephone service to commercial subscribers. C-TEC transferred this investment to C-TEC Cable in 1996 at net book value of $1,977.

               In November 1995, the Company purchased the assets used in the provision of residential telephone services in New York by RealCom Office Communications, Inc. for approximately $1,050.

               The following unaudited pro forma summary presents information as if the acquisitions of Freedom and Twin County had occurred at the beginning of 1995. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the consolidated entities.

                                                     Years Ended December 31,
                                                     ------------------------
                                                       1995            1996
                                                     --------        --------
                                                           (Unaudited)
Sales..............................................  $107,576        $110,116
(Loss) from continuing operations before
  extraordinary items and accounting changes.......  $(14,181)       $(10,484)
Net (loss).........................................  $(14,181)       $(10,484)
Pro Forma Earnings Per Share:
(Loss) from continuing operations before
  extraordinary items and accounting changes.......  $  (0.52)       $  (0.38)
Net loss...........................................  $  (0.52)       $  (0.38)

5. SHORT-TERM INVESTMENTS

               Short-term investments, stated at cost, include the following at December 31, 1996 and 1995:

                                           1995         1996
                                          --------    --------
Federal Agency notes................        $7,911    $   --
Commercial Paper....................         9,454       8,823
Corporate debt securities...........       103,122      38,008
                                          --------    --------
 Total..............................      $120,487    $ 46,831
                                          ========    ========

               At December 31, 1996, corporate debt securities with an amortized cost of $34,008 have contractual maturities of one to three years. All remaining corporate debt securities have contractual maturities of three to five years.

6. PROPERTY, PLANT AND EQUIPMENT

               Property, plant and equipment consists of the following at December 31:

                                                1995           1996
                                              --------       --------
Hybrid fiber/coaxial plant...............     $142,689       $182,296
Buildings and land.......................        2,491          2,645
Furniture, fixtures and vehicles.........       14,997         17,466
Other....................................       13,196         17,950
Total property, plant and equipment......      173,373        220,357
Less accumulated depreciation............      (71,293)       (84,529)
                                              --------       --------
Property, plant and equipment, net.......     $102,080       $135,828
                                              ========       ========

               Depreciation expense was $19,372, $13,236 and $8,431 for the years ended December 31, 1996, 1995 and 1994, respectively.

7. INVESTMENTS

               Investments at December 31 are as follows:

                                                1995         1996
                                              --------       --------
Megacable, S.A. de C.V............            $ 77,113       $ 74,232
Partnership.......................                  --          2,315
                                              --------       --------
 Total Investments................            $ 77,113       $ 76,547
                                              ========       ========

               Investments carried on the equity method consist of the following at December 31:

                                                  Percentage Owned
                                              -----------------------
                                                1995              1996
                                              --------       --------
Megacable, S.A. de C.V.........                 40.00%         40.00%
Partnership Interest...........                    --          33.33%

               The basis of the Company's investment in Megacable, S.A. de C.V. exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000 which excess is being amortized on a straight-line basis over 15 years. At December 31, 1996 the unamortized excess over the underlying equity in the net assets was $82,166. The Company recorded its proportionate share of income (losses) and amortization of excess cost over net assets of ($2,190) and ($3,061) in 1996 and 1995, respectively.

               The aggregate foreign currency transactions included in the results of operations through the Company's proportionate share of income (losses) of Megacable were gains (losses) of approximately $247 in 1996 and ($932) in 1995.

               The following table reflects the summarized financial position and results of operations of Megacable, S.A. de C.V. as of and for the years ended December 31, 1996 and 1995:

                                                       1995           1996
                                                     --------       --------
Assets..........................................     $ 63,150       $ 67,672
Liabilities.....................................     $  9,372       $  6,455
Stockholders' Equity............................     $ 53,778       $ 61,217
Sales...........................................     $ 20,841       $ 23,225
Costs and Expenses..............................     $ 15,078       $ 15,689
Foreign Currency Translation Gains (Losses).....     $ (2,329)      $    618
Net Income......................................     $  5,802       $ 10,226

8. INTANGIBLE ASSETS

               Intangible assets consist of the following at December 31:

                                  Amortization period      1995        1996
                                  -------------------    --------    --------
Franchises and subscriber lists.           2-10 years    $ 73,966    $ 78,747
Noncompete agreements...........            5-8 years      14,380      11,209
Goodwill........................             10 years      18,373      16,830
Building access rights..........              4 years          --      14,894
Other intangibles...............           2-10 years       1,228         519
                                                         --------    --------
Total intangibles...............                          107,947     122,199
Less accumulated amortization...                          (19,915)    (28,728)
                                                         --------    --------
Intangible assets, net..........                         $ 88,032    $ 93,471
                                                         ========    ========

               Amortization expense charged to operations in 1996, 1995 and 1994 was $19,509, $9,100 and $1,372, respectively.

9. DEFERRED CHARGES AND OTHER ASSETS

               Deferred charges and other assets consist of the following at December 31:

                                                   1995         1996
                                                  ------      -------
Note and interest receivable--Mazon
  Corporativo, S.A. de C.V.................       $   --      $15,310
Debt issuance costs........................          495          309
Prepaid pension costs......................        3,569        2,967
Prepaid professional services..............        3,113        3,439
Other......................................        1,963        2,121
                                                  ------      -------
 Total.....................................       $9,140      $24,146
                                                  ======      =======

10. DEBT

   a.  Long-Term Debt

               Long-term debt outstanding at December 31 is as follows:

                                                 1995           1996
                                               --------       --------
Senior Credit Notes 9.65% due 1999.......      $150,000       $131,250
Revolving Credit Agreement...............         7,000             --
Promissory Note--5% due 2003.............         4,000             --
                                               --------       --------
 Total...................................       161,000        131,250
Due within one year......................       (25,750)            --
                                               --------       --------
 Total Long-Term Debt....................      $135,250       $131,250
                                               ========       ========

               In 1989, in order to complete the August 29, 1989 Michigan Cable Television acquisition, C-TEC Cable entered into a private placement of Senior Secured Notes for $150,000 and a $70,000 Revolving Secured Credit Agreement, which was voluntarily reduced to $60,000 in 1990 and which, in accordance with its terms, reduced on a quarterly basis, through original scheduled maturity in September 1996. In August 1996, C-TEC Cable obtained an amendment and waiver related to this Revolving Secured Credit Agreement which extended final maturity to December 1996 and increased the amount of available borrowings. Additionally, the restrictive covenant relating to limitations on the amount of capital expenditures was waived for the year ending December 31, 1996. C-TEC Cable had borrowings of $7,000 (6.7% weighted average interest rate) as of December 31, 1995. The Senior Secured Notes are collateralized by the stock of subsidiaries of C-TEC Cable. On September 1, 1996 and on each September 1 thereafter, a mandatory principal repayment is required on the Senior Secured Notes. The Senior Secured Notes contain restrictive covenants which, among other things, require maintenance of a specified debt to cash flow ratio. In April 1997, C-TEC obtained three committed credit facilities aggregating $395,000, subject to certain conditions. These facilities contain restrictive covenants which generally require the borrower to maintain certain debt to cash flow and interest coverage ratios and place certain limitations on additional debt and investments. C-TEC does not believe that these covenants will materially restrict its activities. Two of the facilities, aggregating $270,000, are unsecured and will not become obligations of the Company. The third facility, in the amount of $125,000, will be collateralized by the stock of the New Jersey and New York cable subsidiaries and will become a future obligation of the Company. C-TEC intends to borrow against these facilities in order to refinance the existing Cable Group Senior Secured Notes and to fund its network expansion plans, primarily RCN Telecom Services, in the future.

               The Cable Group Senior Secured Notes were classified as long-term at December 31, 1996 since the Company has the intent and the ability to refinance this obligation on a long-term basis through available credit facilities.

               In connection with the acquisition of Twin County Trans Video, Inc., C-TEC Cable issued a $4,000 promissory note at 5% due in May 2003. The note was unsecured. In September 1996, the note was canceled in settlement of certain purchase price adjustments.

               Contractual maturities of long-term debt are as follows:


Year Ending December 31                      Aggregate Amounts
-----------------------                      -----------------
1997...........................    $43,750 (Expected to be refinanced)
1998...........................    $43,750
1999...........................    $43,750

   b.  Short-Term debt

               At December 31, 1996, C-TEC Cable had unused lines of credit for $5,500 at prime (8.25% at December 31, 1996). Short-term unsecured borrowings may be made under these lines of credit. The amounts available under these lines of credit are reduced by outstanding letters of credit ($3,060 at December 31, 1996). All unused lines of credit are cancellable at the option of the banks. There are no commitment or facility fees associated with maintaining availability of the above-mentioned lines of credit.

11. INCOME TAXES

               The provision for income taxes is reflected in the Consolidated Statements of Operations as follows:

                                           1994          1995        1996
                                          ------       --------     -------

Current:
 Federal............................      $2,445       $(5,713)     $ 5,730
 State..............................         485           375        1,102
                                          ------       -------      -------
 Total Current......................       2,930        (5,338)       6,832
                                          ------       -------      -------
Deferred:
 Federal............................        (565)        7,016       (4,751)
 State..............................         165          (377)      (1,000)
                                          ------       -------      -------
Total Deferred......................        (400)        6,639       (5,751)
                                          ------       -------      -------
Amortization of ITC.................        (190)         (182)        (102)
                                          ------       -------      -------
Total provision for income taxes....      $2,340       $ 1,119      $   979
                                          ======       =======      =======

               At December 31, 1996 and 1995, the Company had tax related balances due to affiliate of $545 and $26, respectively.

               Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, are as follows:

                                                                                  1995            1996
                                                                                --------        --------
Net operating loss carryforwards.........................................           $742          $2,130
Alternative minimum tax credits..........................................            368             --
Employee benefit plans...................................................            961             882
Reserve for bad debt.....................................................            519             693
Start-up costs...........................................................          1,110             --
Investment in unconsolidated entity......................................          2,399           4,771
Accruals for nonrecurring charges and contract settlements...............          3,125           2,299
Other, net...............................................................          1,507           2,107
                                                                                --------        --------
Total deferred tax assets................................................         10,731          12,882
                                                                                --------        --------
Property, plant and equipment............................................        (15,555)        (15,019)
Intangible asset.........................................................        (23,256)        (16,817)
All other................................................................         (1,457)         (1,229)
                                                                                --------        --------
Total deferred liabilities...............................................        (40,268)        (33,065)
                                                                                --------        --------
Subtotal.................................................................        (29,537)        (20,183)
Valuation allowance......................................................         (2,022)         (3,691)
                                                                                --------        --------
Total deferred taxes.....................................................       $(31,559)       $(23,874)
                                                                                ========        ========

               In the opinion of management, based on the future turnaround of existing temporary differences for the consolidated taxpaying group, primarily depreciation, and its expectation of future operating results, the Company will more likely than not be able to realize substantially all of its deferred tax assets.

               A valuation allowance has been provided for the portion of deferred tax assets which, in the opinion of management is uncertain as to their realization. The valuation allowance relates primarily to state net operating loss carryforwards generated by certain subsidiaries.

               The net change in the valuation allowance for deferred tax assets during 1996 was an increase of $1,669.

               Net operating losses will expire as follows:

1997.................................        $142
1998.................................          90
1999.................................          90
2000.................................         163
2001.................................         552
2002.................................          23
2003.................................          59
2010.................................          89
2011.................................         922
                                           ------
Total................................      $2,130
                                           ======

               The provision (benefit) for income taxes is different from the amounts computed by applying the U.S. statutory federal tax rate of 35%.
The differences are as follows:

                                                                        For the Years Ended December 31,
                                                                    -----------------------------------------
                                                                     1994              1995             1996
                                                                    -------           ------          -------
(Loss) Income before provision for income taxes and
cumulative effect of change in accounting principle.........         $6,076           $3,233          $(5,010)
                                                                     ======           ======          =======
Federal income tax benefit at statutory rate................         $2,127           $1,131          $(1,753)
State income taxes net of federal income tax benefit........            422              (33)              66
Investment tax credits amortized............................           (190)             (50)            (102)
Amortization of goodwill....................................              2              388              779
Estimated nondeductible expenses............................             19              (93)           1,564
Adjustment to prior year accrual............................             20             (161)             421
Other, net..................................................            (60)             (63)               4
                                                                     ------           ------          -------
Total provision for income taxes............................         $2,340           $1,119          $   979
                                                                     ======           ======          =======

               In 1995, C-TEC, the parent company, received official notification of final settlement from the Internal Revenue Service relating to the examination of C-TEC's consolidated federal income tax returns for 1989, 1990, and 1991. The most significant adjustment relates to the disallowance of the claimed amortization of certain intangible assets. As a result of this disallowance, the Company's taxes payable for prior years increased approximately $566. The amount accrued in previous years was sufficient to satisfy the above adjustment. No additional accrual during 1995 was required.

               In 1996, estimated non-deductible expenses relate primarily to charges in connection with the possible restructuring of the Company.

12. PENSIONS AND EMPLOYEE BENEFITS

               The Company's financial statements reflect the costs experienced for its employees and retirees while included in the C-TEC plans.

               Through December 31, 1996, substantially all employees of the Company are included in a trusteed noncontributory defined benefit pension plan, maintained by C-TEC. Upon retirement, employees are provided a monthly pension based on length of service and compensation. C-TEC funds pension costs to the extent necessary to meet the minimum funding requirements of ERISA. Substantially, all employees of C-TEC's Pennsylvania cable television operations (formerly Twin County Trans Video, Inc.) were covered by an underfunded plan which was merged into C-TEC's overfunded plan on February 28, 1996.

               The information that follows relates to the entire C-TEC noncontributory defined benefit plan. The components of C-TEC's pension cost are as follows:

                                                 1994       1995        1996
                                               --------   --------    --------
Benefits earned during the year (service cost).$  1,685   $  1,656    $ 2,365
Interest cost on projected benefit obligation..   2,734      3,083      3,412
Actual return on plan assets...................   5,635    (12,897)    (3,880)
Other components--net.......................... (10,744)     8,482     (1,456)
                                               --------   --------    -------
Net periodic pension cost (credit).............$   (690)  $   $ 24    $   441
                                               ========   ========    =======

               The following assumptions were used in the determination of the consolidated projected benefit obligation and net periodic pension cost (credit):

                                                     December 31,
                                            ------------------------------
                                            1994         1995         1996
                                            ----         ----         ----
Discount rate........................       8.0%         7.0%         7.5%
Expected long-term rate of return
  on plan assets.....................       8.0%         8.0%         8.0%
Weighted average long-term rate
  of compensation increases..........       6.0%         6.0%         6.0%

               The Company's allocable share of the consolidated net periodic pension cost (credit), based on the Company's proportionate share of consolidated annualized salaries as of the valuation date, was approximately $158, $251 and $(188) for 1996, 1995 and 1994, respectively. These amounts are reflected in operating expenses.

               In connection with the restructuring, C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of the Company will no longer accrue benefits under the defined benefit pension plans and will become fully vested in their benefit accrued through that date. C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 and the related liabilities to a separate plan for employees who no longer accrue benefits after December 31, 1996 (the "curtailed plan"). C-TEC anticipates that the majority of such liabilities will be settled by lump sum distributions. The allocation of assets and liabilities resulted in a curtailment/settlement gain of $4,292. The Company's allocable share of this gain was $3,437. This gain results primarily from the reduction of the related projected benefit obligation. The curtailed plan has assets in excess of the projected benefit obligation. Such excess amounts to $3,917 which, along with unrecognized items of $1,148 results in prepaid pension cost of $2,769, which is included in "Prepayments and other" in the accompanying 1996 consolidated balance sheet.

               The following table sets forth the plans' funded status and amounts recognized in C-TEC's balance sheet at December 31:

                                                                                    1995                       1996
                                                                    -------------------------------------    -------
                                                                    Under-funded Plan    Over-funded Plan
                                                                    -----------------    ----------------
Plan assets at fair value......................................           $   471              $60,108       $55,325
Actuarial present value of benefit obligations:
 Accumulated benefit obligations:
   Vested......................................................             1,122               34,152        32,372
   Nonvested...................................................                20                2,104         1,704
                                                                          -------              -------       -------
 Total.........................................................             1,142               36,256        34,076
Effect of increases in compensation............................               718                8,687         6,042
                                                                          -------              -------       -------
Plan assets in excess of (less than) projected benefit plan....            (1,389)              15,165        15,207
Unrecognized transition asset..................................                --               (4,432)       (3,463)
Unrecognized prior service cost................................                --                2,969         2,438
Unrecognized net gain..........................................              (146)             (10,133)      (11,215)
                                                                          -------              -------       -------
Prepaid (accrued) pension cost.................................           $(1,535)              $3,569       $ 2,967
                                                                          =======              =======       =======

               Prepaid pension cost is included in "Deferred Charges and Other Assets" in the accompanying consolidated balance sheets. Accrued pension cost is included in "Other Deferred Credits" in the accompanying 1995 consolidated balance sheet.

               C-TEC's pension plan has assets in excess of the accumulated benefit obligation. Plan assets include cash, equity, fixed income securities and pooled funds under management by an insurance company. Plan assets include common stock of C-TEC with a fair value of approximately $5,835 and $11,195 at December 31, 1996 and 1995, respectively.

               C-TEC sponsors a 401(k) savings plan covering substantially all employees of the Company who are not covered by collective bargaining agreements. Contributions made by the Company to the 401(k) plan are based on a specific percentage of employee contributions. Contributions charged to expense were $354, $268 and $262 in 1996, 1995 and 1994 respectively.

               The Company provides certain postemployment benefits to former or inactive employees of the Company who are not retirees. These benefits are primarily short-term disability salary continuance. The Company accounts for these benefits under Statement of Financial Accounting Standards No. 112--"Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires accrual of the cost of postemployment benefits over employees' service lives. C-TEC uses the services of an enrolled actuary to calculate the expense. C-TEC allocates the cost of these benefits to the Company based on the Company's proportionate share of consolidated annualized salaries. The Company reimburses C-TEC for its allocable share of the consolidated postemployment benefit cost. The net periodic postemployment benefit cost was approximately $539, $(106) and $416 in 1996, 1995 and 1994, respectively.

13. COMMITMENTS AND CONTINGENCIES

               a. The Company had various purchase commitments at December 31, 1996 related to its 1997 construction budget.

               b. Total rental expense, primarily for office space and pole rentals, was $3,632, $2,846 and $1,491 for 1996, 1995 and 1994,
respectively. At December 31, 1996, rental commitments under noncancellable leases, excluding annual pole rental commitments of approximately $759 that are expected to continue indefinitely, are as follows:

                                           Aggregate
Year                                        Amounts
----                                       ---------

1997..................................       $2,866
1998..................................       $2,729
1999..................................       $2,637
2000..................................       $2,606
2001..................................       $3,709
Thereafter............................       $4,247

               c. In 1992, C-TEC entered into a restated data processing agreement for the provision of data processing services and products including the general management of C-TEC's data processing operations and installation and enhancement of software systems. The Company pays a monthly fee of $31, with provision for monthly increases based on increases in the usage of services over base volumes and for annual increases based on increases in the Consumer Price Index. The agreement expires December 1997.

               d. The Company has outstanding letters of credit aggregating $3,060 at December 31, 1996.

               e. The Company has entered into various noncancellable contracts for network services. Future obligations under these agreements are as follows:

                                     Network
Year                                 Services
----                                 --------

1997............................      $6,062
1998............................      $9,000
1999............................      $5,500

               f. The Company is subject to the provisions of the Cable Television Consumer Protection and Competition Act of 1992, as amended and the Telecommunications Act of 1996. The Company has either settled challenges or accrued for anticipated exposures related to rate regulation. However, there is no assurance that there will not be additional challenges to its rates. The 1994 statement of operations includes charges aggregating approximately $650 relating to cable rate regulation liabilities. Such charges were not significant in 1996 and 1995.

               g. In the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

               h. The Company has agreed to indemnify Cable Michigan and C-TEC and their respective subsidiaries against any and all liabilities which arise primarily from or relate primarily to the management or conduct of the business of the Company prior to the effective time of the Distribution. The Company has also agreed to indemnify Cable Michigan and C-TEC and their respective subsidiaries against 30% of any liability which arises from or relates to the management or conduct prior to the effective time of the Distribution of the businesses of C-TEC and its subsidiaries and which is not a true C-TEC liability, a true RCN liability or a true Company liability.

               This Tax Sharing Agreement, by and among the Company, Cable Michigan and C-TEC (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the Cable Michigan Group, or the C-TEC Group will be borne solely by such group. Adjustments to all other tax liabilities will be borne 50% by C-TEC, 30% by the Company and 20% by Cable Michigan.

                Notwithstanding the above, if as a result of the acquisition of all or a portion of the Capital stock or assets of the Company, the Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.

14. AFFILIATE AND RELATED PARTY TRANSACTIONS:

               The Company had the following transactions with affiliates during the years ended December 31, 1996, 1995 and 1994:

                                                                            1994        1995          1996
                                                                          --------    --------      --------
Corporate office costs allocated to affiliates.......................     $ 8,498      $10,009      $12,362
Cable staff and customer service costs allocated to Cable Michigan...       3,528        2,952        3,577
Interest income on affiliate notes...................................      16,841       17,340       15,119
Interest expense on affiliate notes..................................          96          279          354
Long-distance terminating access charges from C-TEC..................         939          862          728
Royalty fees charged by C-TEC........................................         435          533          859
Revenue from engineering services....................................           8        2,169          296
Other affiliate revenues.............................................          20            6           --
Other affiliate expenses.............................................       1,238        2,090        1,980

               At December 31, 1996 and 1995, the Company has accounts receivable from affiliates of $12,614 and $14,186, respectively, for these transactions. At December 31, 1996 and 1995, the Company has accounts payable to affiliates of $4,880 and $6,234, respectively, for these transactions.

               The Company has notes receivable of $7,914 in 1996 and $17,604 in 1995 from advances by the Company's corporate financial services company to C-TEC. The Company also has notes receivable of $147,567 and $164,377 at December 31, 1996 and 1995, respectively, from C-TEC primarily related to the acquisition by C-TEC of its Michigan cable operations and its subsequent operations.

               The Company has notes payable of $11,854 in 1996 and $5,552 in 1995 from excess cash advanced by C-TEC to the Company's corporate financial services company for investment.

15. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

               Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, cash and temporary cash investments, and short-term investments.

               The Company places its cash and temporary investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company also periodically evaluates the credit worthiness of the institutions with which it invests. The Company does, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits.

               Concentrations of credit risk with risk to receivables are limited due to a large, geographically dispersed customer base.

16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

               a.  Cash and temporary cash investments

               The carrying amount approximates fair value because of the short maturity of these instruments.

               b.  Short-term investments

               Short-term investments consist of commercial paper, corporate debt securities and in 1995, federal agency notes. Short-term investments are carried at amortized cost which approximates fair value due to the short period of time to maturity.

               c.  Long-term investments and note and interest receivable

               Long-term investments consist of investments accounted for under the equity method for which disclosure of fair value is not required. The note and interest receivable are carried at cost plus accrued interest which management believes approximates fair value.

               d.   Long-term debt

               The fair value of fixed rate long-term debt was estimated based on the Company's current incremental borrowing rate for debt of the same remaining maturities. The fair value of floating rate debt is considered to be equal to the carrying value since the debt reprices at least every six months and the Company believes that its credit risk has not changed from the time the floating rate debt was borrowed and therefore, it would obtain similar rates in the current market.

               e.  Letters of credit

               The contract amount of letters of credit represents a reasonable estimate of their value since such instruments reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

               The estimated carrying fair value of the Company's financial instruments are as follows at December 31:

                                                            1995                          1996
                                                  ------------------------      ------------------------
                                                  Carrying                      Carrying
                                                   Amount       Fair Value       Amount       Fair Value
                                                  ---------     ----------      --------      ----------
Financial Assets:
 Cash and temporary cash investments.........      $ 37,998        $ 37,998      $ 61,843       $ 61,843
 Short-term investments......................      $120,487        $120,487      $ 46,831       $ 46,831
 Note and interest receivable................      $     --        $     --      $ 15,310       $ 15,310
Financial Liabilities:
 Fixed rate long-term debt:
   Senior Secured Notes......................      $150,000        $160,737      $131,250       $137,459
   Promissory Note--5%.......................      $  4,000        $  3,370      $     --       $     --
 Floating rate long-term debt:
   Revolving Credit Agreement................      $  7,000        $  7,000      $     --       $     --
 Unrecognized financial instruments:
   Letters of credit.........................      $  2,658        $  2,658      $  3,060       $  3,060

17. QUARTERLY INFORMATION (Unaudited)

               The Company estimated the following quarterly data based on assumptions which it believes are reasonable. The quarterly data may differ from quarterly data subsequently presented in interim financial statements.


1995                                              First Quarter      Second Quarter      Third Quarter      Fourth Quarter
----                                              -------------      --------------      -------------      --------------
Sales........................................          $19,553             $25,523            $23,720             $23,201
Operating income before depreciation and
 amortization................................          $ 3,166             $ 5,993             $3,890              $3,945
Operating income.............................          $   592             $ 2,004            $(2,280)           $(5,658)


1996                                              First Quarter      Second Quarter      Third Quarter      Fourth Quarter
----                                              -------------      --------------      -------------      --------------
Sales.......................................           $24,165             $24,852            $26,746             $29,147
 Operating income before depreciation and
 amortization...............................           $ 4,199             $ 7,777            $ 9,188             $ 4,639
Operating income............................           $(4,621)            $(1,233)           $   (19)            $(7,205)


18. SUBSEQUENT EVENTS

               On March 21, 1997, the Company paid $15,000 in full satisfaction of contingent consideration payable for the acquisition of Freedom (Note 4). Additionally, pursuant to the terms of the Freedom Operating Agreement, the assets of RCN Telecom Services of New York, Inc., a wholly-owned subsidiary of RCN, were contributed to Freedom, in which the Company had an 80.1% ownership interest prior to such contribution. Subsequent to this contribution, the Company paid $15,000 to acquire the minority ownership of Freedom. These amounts will primarily be allocated to excess cost over fair value of net assets acquired and are expected to be amortized over a period of approximately six years. The Company also paid $10,000 to terminate a marketing services agreement between Freedom and an entity controlled by Freedom's former minority owners. The Company charged this amount to operations for the quarter ended March 31, 1997.

               Certain of the Company's direct and indirect subsidiaries, namely, C-TEC Cable Systems, Inc. ("Cable Systems"), ComVideo Systems, Inc. ("ComVideo") and C-TEC Cable Systems of New York, Inc. ("Cable Systems New York") (collectively, the "Borrowers"), have in place two secured credit facilities (the "Credit Facilities") pursuant to a single credit agreement with a group of lenders for which First Union National Bank acts as agent (the "Credit Agreement"), which was effective as of July 1, 1997 (the "Closing Date"). The first is a five-year revolving credit facility in the amount of $25 million (the "Revolving Credit Facility"). The second is an eight-year term credit facility in the amount of $100 million (the "Term Credit Facility").

               Borrowings under the Credit Facilities are available for the following purposes: (i) to refinance existing indebtedness of the Borrowers,
(ii) to finance an equity investment by Cable Systems in RCN Telecom Services, Inc. (a member of the RCN Group), (iii) to finance permitted acquisitions, and
(iv) for capital expenditures, working capital and general corporate purposes. Borrowings under the Credit Agreement are subject to the conditions that there can be no default or event of default under the Credit Agreement and that the representations and warranties of the Borrowers contained in the Credit Agreement and related pledge agreements must be true. Each Borrower is jointly and severally liable for all borrowings and other obligations under the Credit Facilities. The Credit Facilities will not be available until the stock of Cable Systems New York is released from a lien securing indebtedness of Cable Systems (in a principal amount of approximately $132 million) owing to a group of institutional investors, and is pledged to the lenders under the Credit Agreement. Cable Systems anticipates prepaying that other indebtedness prior to the Distribution Date, using proceeds of intercompany debt repaid to it by Cable Michigan, proceeds of a Credit Facility borrowing and other cash on hand, at which point such stock will be released from such lien.

               The interest rate on the Credit Facilities will be, at the election of the Borrowers, based on either a LIBOR or a Base Rate option (each as defined in the Credit Agreement).

               The Term Credit Facility is available in up to two installments, and to the extent not borrowed during the ninety-day period following July 1, 1997 will cease to be available. The entire amount of the Revolving Credit Facility is available to the Borrowers until June 30, 2002. Revolving loans may be repaid and reborrowed from time to time.

               The term loan must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. The aggregate annual installments payable on the term loan are as follows (assuming the entire $100 million is drawn, and if less then pro rata to the amounts given below):

1999................................       $3,750
2000................................      $11,250
2001................................      $16,250
2002................................      $17,500
2003................................      $19,374
2004................................      $21,250
2005................................      $10,626

               The Borrowers have the option to repay the term loan in whole or in part at any time, without penalty, subject to customary "breakage" charges. Any amount of the term loan that is repaid may not be reborrowed.

               The Borrowers are required to apply 100% of the net cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the revolving loans. Any excess amounts of such net cash proceeds not applied to repay revolving loans are applied to reduce the scheduled installments of the term loan on a pro rata basis.

               All borrowings under the Credit Facilities will be pari passu, and will be secured under a common collateral package including (i) a first priority pledge by Cable Systems of 100% of the stock in ComVideo (which will be given only after approval from the appropriate regulatory authority in New Jersey is granted) and in Cable Systems New York; (ii) a first priority pledge by ComVideo of 100% of its partnership interests in Home Link Communications of Princeton, L.P. ("Home Link") at such time that ComVideo has acquired 100% of the partnership interests in Home Link (at which time Home Link will become a Borrower) and subject also to approval of the appropriate regulatory authority in New Jersey being granted; (iii) a first priority pledge by each Borrower of 100% of the stock owned by it in each other material subsidiary of such Borrower created after the Closing Date; and (iv) a first priority pledge by RCN of 100% of the stock of Cable Systems (which will be given within 30 days of the Distribution Date). In addition, the Borrowers are subject to a prohibition on granting other negative pledges to other parties on the assets of Cable Systems and certain of its subsidiaries (subject to customary exceptions). The stock and assets of C-TEC Cable Systems of Pennsylvania, Inc., RCN Telecom Services, Inc. and RCN International, Inc. are excluded from the security arrangements.

               The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisitions and sales of assets, payment of dividends and other distributions, making of capital expenditures and transactions with affiliates and requires the Company to maintain certain financial ratios.



                              RCN CORPORATION
                   CONDENSED CONSOLIDATED BALANCE SHEET
                          (Thousands of Dollars)

                                                                                          September 30, 1997
                                                                                          -----------------
                                                                                               Unaudited
ASSETS
Current Assets
 Cash and temporary cash investments.................................................             $183,337
 Accounts receivable from related parties............................................               19,985
 Accounts receivable, net of reserve for doubtful accounts of
   $1,741............................................................................               20,665
 Material and supply inventory, at average cost......................................                2,428
 Prepayments and other...............................................................               15,796
 Deferred income taxes...............................................................                4,857
                                                                                                  --------
Total current assets.................................................................              247,068
                                                                                                  --------
Property, Plant and Equipment
 Hybrid fiber/coaxial plant..........................................................              173,013
 Other property, plant and equipment.................................................              100,947
                                                                                                  --------
Total property, plant and equipment..................................................              273,960
Accumulated depreciation.............................................................              101,544
                                                                                                  --------
Net property, plant and equipment....................................................              172,416
                                                                                                  --------
Investments..........................................................................               71,752
Intangible Assets, Net...............................................................              103,027
Deferred Charges and Other Assets....................................................                4,416
                                                                                                  --------
Total Assets.........................................................................             $598,679
                                                                                                  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Accounts payable to related parties.................................................              $12,766
 Accounts payable....................................................................               22,395
 Advance billings and customer deposits..............................................                7,982
 Accrued interest....................................................................                  845
 Accrued contract settlements........................................................                3,158
 Accrued cable programming expense...................................................                2,231
 Accrued expenses....................................................................               23,064
                                                                                                  --------
Total current liabilities............................................................               72,441
                                                                                                  --------
Long-Term Debt.......................................................................              110,000
Deferred Income Taxes................................................................               24,992
Other Deferred Credits...............................................................                2,570
Minority Interest....................................................................               14,916
Commitments and Contingencies
Common Shareholders' Equity..........................................................              373,760
                                                                                                  --------
Total Liabilities and Shareholders' Equity...........................................             $598,679
                                                                                                  ========

                                RCN CORPORATION


                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                (Thousands of Dollars Except Per Share Amounts)


                                                                 Three Months Ended              Nine Months Ended
                                                                   September 30,                   September 30,
                                                             --------------------------     --------------------------
                                                                1996            1997           1996           1997
                                                             ----------     -----------     -----------    -----------
                                                                     Unaudited                       Unaudited
Sales...................................................      $  26,746     $    31,148     $    75,763    $    91,854
Costs and expenses, excluding depreciation and
 amortization...........................................         17,558          35,480          54,599         91,183
Nonrecurring charges....................................             --              --              --         10,000
Depreciation and amortization...........................          9,207          13,680          27,037         39,135
                                                              ---------     -----------     -----------    -----------
Operating (loss)........................................            (19)        (18,012)         (5,873)       (48,464)
Interest Income.........................................          6,159           3,681          19,750         13,442
Interest expense........................................         (4,795)         (3,331)        (12,553)       (10,460)
Other income (expense), net.............................            (12)           (371)           (473)           229
                                                              ---------     -----------     -----------    -----------
Income (loss) before income taxes.......................          1,333         (18,033)            851        (45,253)
(Benefit) for income taxes..............................           (389)         (4,764)            (68)       (11,907)
                                                              ---------     -----------     -----------    -----------
Income (loss) before equity in unconsolidated
 entities and minority interest.........................          1,722         (13,269)            919        (33,346)
Equity in loss of unconsolidated entities...............           (393)         (1,089)         (1,692)        (2,650)
Minority interest in loss of consolidated entities......            301           2,543             211          3,931
                                                              ---------     -----------     -----------    -----------
Income (loss) before extraordinary charge...............          1,630         (11,815)           (562)       (32,065)
Extraordinary charge--debt prepayment penalty,
  net of tax............................................             --          (3,210)             --         (3,210)
                                                              ---------     -----------     -----------    -----------
Net Income (loss).......................................      $   1,630     $   (15,025)    $      (562)   $   (35,275)
                                                              =========     ===========     ===========    ===========

Earnings (loss) per average common share

Income (loss) before extraordinary charge...............     $     0.06     $     (0.43)    $     (0.02)   $     (1.17)
                                                             ----------     -----------     -----------    -----------
Extraordinary charge--debt prepayment penalty,
  net of tax............................................             --           (0.12)             --          (0.12)
                                                             ----------     -----------     -----------    -----------
Net Income (loss) to shareholders.......................     $     0.06     $     (0.55)    $     (0.02)   $     (1.28)
                                                             ----------     -----------     -----------    -----------
Average shares outstanding..............................     27,446,167      27,484,566      27,445,167     27,481,298


                                RCN CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)

                                                                                    Nine Months Ended
                                                                                      September 30,
                                                                                ---------------------------
                                                                                   1996            1997
                                                                                ----------       ----------
                                                                                (Unaudited)      (Unaudited)
NET CASH PROVIDED BY OPERATING ACTIVITIES..................................      $ (2,607)        $     202
                                                                                 --------         --------
CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to property, plant and equipment................................       (28,383)          (43,890)
 Purchase of loan receivable...............................................       (13,088)               --
 Purchases of short-term investments.......................................       (66,328)               --
 Sales and maturities of short-term investments............................       133,006            46,935
 Acquisitions..............................................................       (29,406)          (30,490)
 Proceeds from sale of partnership interest................................            --             1,900
 Other.....................................................................         2,815             4,275
                                                                                 --------         --------
Net cash used in investing activities......................................        (1,384)          (21,270)
                                                                                 --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of Long-Term Debt................................................        19,000           110,000
 Redemption of Long-Term Debt..............................................       (25,750)         (131,250)
 Transfer from C-TEC.......................................................        61,780           132,231
 Transfer (to) C-TEC.......................................................       (72,176)         (112,046)
 Change in affiliate notes.................................................        38,832           143,627
                                                                                 --------         --------
Net cash (used in) financing activities....................................        21,686           142,562
                                                                                 --------         --------
Net increase (decrease) in cash and temporary cash investments.............        17,695           121,494
Cash and temporary cash investments at beginning of year...................        37,998            61,843
                                                                                 --------         --------
Cash and temporary cash investments at September 30,.......................      $ 55,693         $183,337
                                                                                 ========         ========
Supplemental disclosures of cash flow information
Cash paid during the periods for:
 Interest (net of amounts capitalized).....................................      $ 15,818         $ 14,656
                                                                                 ========         ========
 Income taxes..............................................................      $    435         $    743
                                                                                 ========         ========

                              RCN CORPORATION

           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               (Dollars In Thousands Except Per Share Data)

               1. The Condensed Consolidated Financial Statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, in the opinion of the Management of the Company, the interim Condensed Consolidated Financial Statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information. The Condensed Consolidated Financial Statements should be read in conjunction with the financial statements and notes thereto for the fiscal year ended December 31, 1996, included in this Prospectus.

               2. Prior to September 30, 1997, the Company was operated as part of C-TEC Corporation ("C-TEC"). On September 30, 1997, C-TEC distributed 100 percent of the outstanding shares of common stock of its wholly owned subsidiaries, RCN Corporation ("RCN") and Cable Michigan, Inc. ("Cable Michigan") to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan. RCN consists primarily of C-TEC's high growth, bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long distance operations and its international investment in Megacable, S.A. de C.V. Cable Michigan, Inc. consists of C-TEC's
Michigan Cable operations, including its 62% ownership in Mercom, Inc. C-TEC, RCN and Cable Michigan have entered into certain agreements providing for the Distribution, and governing various ongoing relationships between the three companies, including a distribution agreement and a tax- sharing agreement. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition. As part of C-TEC's restructuring, C-TEC changed its name to Commonwealth Telephone
Enterprises, Inc.  ("CTE").

               3. The Company owns a forty percent equity interest in Megacable, S.A. de C.V. ("Megacable"). For the quarters ended September 30, 1997 and 1996, the Company recorded equity in the earnings (loss) of Megacable which consists of its proportionate share of income and amortization of excess cost over equity in net assets of ($930) and ($393), respectively. For the nine months ended September 30, 1997 and 1996, the Company recorded equity in the earnings (loss) of Megacable which consists of its proportionate share of income and amortization of excess cost over equity in net assets of ($2,477) and ($1,692), respectively.

               Summarized information for the financial position and results of operations of Megacable, as of and for the nine months ended September 30, 1997 and 1996, is as follows:

                                                 1996          1997
                                               --------      --------
Assets                                          $70,704      $76,217
Liabilities                                       9,696        8,055
Shareholders' equity                             61,008       68,162
Sales                                            17,202       22,281
Cost and expenses                                11,251       15,231
Foreign currency transaction losses                   8           --
Net income                                      $ 7,546      $ 6,827

               Effective January 1, 1997, since the three-year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is being treated for accounting purposes as having a highly inflationary economy. Therefore, the U.S. dollar is treated as the functional currency and translation adjustments are included in income. The Company's proportionate share of such adjustments were gains (losses) of $27 and ($19), for the three and nine month periods ended September 30, 1997, respectively.

               4. The Company has in place a $125,000 credit agreement for C-TEC Cable Systems, Inc. comprised of two credit facilities. The first is a five year revolving credit facility in the amount of $25,000 which provides credit availability through June 30, 2002. Revolving loans may be repaid and reborrowed from time to time. The second is a term credit facility in the amount of $100,000 which is to be repaid over six years in quarterly installments from September 30, 1999 through June 30, 2005. Interest only is due through June 30, 1999. The interest rate will be based on either a LIBOR or Base Rate option, at the election of RCN (6.77% at September 30, 1997). The credit agreement is unsecured. At September 30, 1997, the entire $100,000 term credit facility is outstanding and $10,000 of the revolving credit facility is outstanding. C-TEC Cable Systems, Inc. used the proceeds to prepay higher priced Senior Secured Notes. The early extinguishment of the Senior Secured Notes resulted in an extraordinary charge of $3,210, net of taxes, against third quarter earnings. The financings were provided by a syndicate of commercial banks and arranged and underwritten by First Union National Bank. The credit agreement contains restrictive covenants which generally require the Company to maintain certain debt to cash flow and interest coverage ratios and place certain limitations on additional debt and investments. The Company does not believe that these covenants will materially restrict its activities.

               Maturities of the term credit facility are as follows:

                                     Aggregate
Years                                 Amounts
-----                                ---------

1999                                    $ 3,750
2000                                    $11,250
2001                                    $16,250
2002                                    $17,500
2003                                    $19,374
Thereafter                              $31,876

               5. In August 1996, the Company acquired an 80.1% interest in Freedom New York, L.L.C. and all related rights and liabilities ("Freedom") from Kiewit Telecom Holdings, Inc. In March 1997, the Company paid $30,000 in connection with a series of transactions which resulted in the Company having 100% ownership interest in Freedom. The acquisition was accounted for as a purchase. The purchase price exceeded the fair value of net assets acquired by $24,955, which was recognized as goodwill with an amortization period of approximately 6 years. Freedom was transferred to the Company in connection with the Distribution.

               6. For the nine months ended September 30, 1997 nonrecurring charges of $10,000 represent costs incurred in connection with the termination of a marketing services agreement held by Freedom.

               7. In connection with and prior to the Distribution, the Company's Board of Directors adopted the RCN Corporation 1997 Equity Incentive Plan (the "1997 Plan"), designed to provide equity based compensation opportunities to key employees when shareholders of the Company have received a corresponding benefit through appreciation in the value of RCN Common Stock. The following is a summary of the 1997 Plan.

               The 1997 Plan contemplates the issuance of incentive stock options within the meaning of Section 422 of the Code, as well as stock options that are not designated as incentive stock options, performance-based stock options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards (collectively, "Awards"). Up to 5,000,000 shares of Common Stock may be issued pursuant to Awards granted under the 1997 Plan. The 1997 Plan also provides that no individual may be granted Awards representing more than 1,000,000 shares of RCN Common Stock in any one year.

               All employees and outside consultants to the Company and any of its subsidiaries and all Directors of the Company who are not also employees of the Company are eligible to receive discretionary Awards under the 1997 Plan.

               Unless earlier terminated by the Company Board, the 1997 Plan will expire on the 10th anniversary of the Distribution. The Company Board or the Committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the 1997 Plan in whole or in part.

               In connection with the Distribution, each CTE outstanding option was adjusted so that following the distribution each holder thereof holds options to purchase shares of CTE Common Stock, RCN Corporation Common Stock and Cable Michigan Common Stock. The number of shares subject to, and the exercise price of, such resulting options was adjusted to take into account the Distribution and the CTE 2 for 3 reverse stock split to ensure that the aggregate intrinsic value of the resulting CTE, RCN and Cable Michigan Options immediately after the Distribution was equal to the aggregate intrinsic value of the CTE options immediately prior to the Distribution. At September 30, 1997, there are approximately 1,520,000 options outstanding at exercise prices ranging from $12.48 to $16.80 under RCN's 1997 Plan.

               8. The Yee Family Trusts, as holders of CTE's Preferred Stock Series A and Preferred Stock Series B, have recently commenced an action against the Company, CTE and Cable Michigan, Inc. in the Superior Court of New Jersey. The complaint alleges that CTE's restructuring constitutes a fraudulent conveyance and alleges breaches of contract and fiduciary duties in connection with the restructuring. The plaintiffs are seeking to set aside the alleged fraudulent conveyance and unspecified monetary damages.
The Company believes this lawsuit is without merit and intends to contest this action vigorously.

               9. Earnings per share amounts are based on net income divided by the weighted average number of shares outstanding during each period after giving effect to stock options considered to be dilutive common stock equivalents.

               In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share". This Statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This Statement is effective for financial statements issued after December 31, 1997, earlier application is not permitted. This Statement requires restatement of all prior-period EPS data presented. The Company is currently evaluating the impact, if any, adoption of SFAS No. 128 will have on its financial statements.

               10. In September 1996, RCN and BECO, through wholly owned subsidiaries, entered into a letter of intent to form a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. The venture, in the form of an unregulated entity with a term expiring in the year 2060, was formed pursuant to a joint venture agreement dated December 23, 1996 (the "Boston Joint Venture Agreement") providing for the organization and operation of RCN-BECOCOM, LLC ("RCN-BECOCOM"). RCN-BECOCOM is a limited liability company organized to own and operate an advanced fiber optic telecommunications network (the "Network") and to provide, in the market in and around Boston, Massachusetts (the "Boston Market"), voice, video and data services, as well as the communications support component of energy related customer services offered by BECO (collectively, the "Boston Services"). RCN owns 51% of the equity interest in RCN-BECOCOM and BECO owns the remaining 49% interest.

               The joint venture began operations in June 1997. RCN has consolidated the BECO joint venture in its financial statements at and for the quarter ended September 30, 1997, as a result of its majority ownership; day to day control as provided for in the joint venture management agreement; and its actual exercise of control in the joint venture operations.

               11. On September 8, 1997, the Company was notified by the Federal Communications Commission ("FCC") that the FCC has ruled that certain of the Company's upper levels of service for its New Jersey systems are regulated levels of service and that the Company's rates for such levels of service have exceeded the allowable rates under the FCC rate regulation rules which have been effective since September 1993. The Company had treated these levels of service as unregulated. The Company has had preliminary discussions with the FCC and does not believe that the ultimate resolution of this matter will have a material impact on its results of operations or financial condition.

               12. In October 1997, the Company received proceeds of $575,000 from a high-yield private offering (the "Offering") of $225,000 10% Senior Notes and $350,000 11 1/8% Senior Discount Notes. Concurrently with the closing of the Offering, the Company deposited $60,000 with an escrow agent, that, together with the proceeds from investment thereof will be sufficient to pay when due the first six interest payments on the Senior Notes, with any balance to be retained by the Company.

               The Senior Notes are secured to the extent described above.
The Senior Discount notes are unsecured. The Notes will rank senior in right of payment to all subordinated indebtedness of RCN and will rank pari passu in right of payment with all existing and future indebtedness of RCN that is not by its terms subordinated in right and priority to the Notes. In addition, claims of holders of the Notes will be structurally subordinated to claims of holders of indebtedness of RCN's subsidiaries.

               The Notes mature in October 2007. The Notes will be redeemable at the option of RCN, in whole or in part, at any time on or after October 15, 2002 at redemption prices for the Senior Notes up to 105% plus accrued and unpaid interest and at redemption prices for the Senior Discount Notes up to 105.562% plus accrued and unpaid interest.

               The Notes contain certain covenants including limitations on additional indebtedness. The Company does not believe that these covenants will materially restrict its activities.

               Pursuant to a registration rights agreement entered into by RCN, the Company has agreed to file a registration statement with the Securities and Exchange Commission with respect to an offer to exchange each issue of the Notes for senior debt securities of RCN with terms substantially identical to such Notes (the "Exchange Notes") (except that the Exchange Notes will not contain terms with respect to transfer restrictions) on or prior to 45 days after the date on which the Notes were originally issued.


                     Report of Independent Accountants


To the Board of Directors and Stockholder of Megacable, S.A. de C.V. and
Subsidiaries:

               We have audited the accompanying consolidated balance sheets of Megacable, S.A. de C.V., and Subsidiaries, as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               As described in Note 2, the Company and its subsidiaries maintain their accounting records in Mexican pesos, in accordance with the Mexican Tax Laws and generally accepted accounting principles. The consolidated statements referred to above have been prepared in conformity with generally accepted accounting principles as applied in the United States and, accordingly, include adjustments not recorded on the companies' books. Besides, the financial statements performed were translated to U.S. dollars according to FASB 52.

               In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Megacable, S.A. de C.V. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of its operations, changes in stockholders' equity and its cash flows, for the years then ended in conformity with generally accepted accounting principles as applied in the United States.

                                                COOPERS & LYBRAND
                                                Victor M. Mendivil E., C.P.A.

Guadalajara, Jalisco, Mexico
February 14, 1997



                 MEGACABLE, S.A. de C.V. AND SUBSIDIARIES

                        Consolidated Balance Sheets
                        December 31, 1996 and 1995

                                                      1995            1996
                                                  ------------    ------------
ASSETS
Current assets:
 Cash and cash equivalents....................     $25,885,757     $29,616,659
 Receivables:
   Trade......................................         606,116         358,296
   Sundry debtors and other...................         391,913         519,603
 Inventories..................................       1,800,600       2,685,824
                                                    ----------      ----------
     Total current assets.....................      28,684,386      33,180,382
Investment....................................         326,357         314,456
Property, systems and equipment, net..........       9,857,945      12,848,919
Goodwill, net.................................      21,066,999      19,389,406
Deferred income tax...........................       2,099,531       2,092,674
                                                    ----------      ----------
     Total assets.............................     $62,035,218     $67,825,837
                                                    ==========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable.............................        $700,737      $1,245,780
 Accrued taxes and expenses...................       1,435,105       1,129,236
 Current portion of long-term debt............       2,792,874         485,748
                                                    ----------      ----------
   Total current liabilities..................       4,928,716       2,860,764
Long-term liabilities:
 Long-term debt...............................       4,442,990       3,714,369
                                                    ----------      ----------
   Total liabilities..........................       9,371,706       6,575,133
                                                    ----------      ----------
Commitments and contingencies
Stockholders' equity..........................      52,656,924      61,179,148
Minority interest.............................           6,588          71,556
                                                    ----------      ----------
   Total stockholders' equity.................      52,663,512      61,250,704
                                                    ----------      ----------
   Total liabilities and stockholders' equity.     $62,035,218     $67,825,837
                                                    ==========      ==========


                 MEGACABLE, S.A. de C.V. AND SUBSIDIARIES

                      Consolidated Income Statements
              for the years ended December 31, 1996 and 1995


                                                      1995            1996
                                                  ------------    ------------
Revenues......................................     $20,841,223     $23,243,686
Cost and expenses.............................      12,687,179      13,057,161
Depreciation and amortization.................       2,391,200       2,654,568
                                                    ----------      ----------
                                                    15,078,379      15,711,729
                                                    ----------      ----------
 Operating income.............................       5,762,844       7,531,957
                                                    ----------      ----------
Other income (expenses), net:
 Interest, net................................       3,934,137       2,330,650
 Gains/(losses) on foreign exchange, net......      (2,328,982)        629,941
                                                    ----------      ----------
                                                     1,605,155       2,960,591
                                                    ----------      ----------
 Income before income taxes...................       7,367,999      10,492,548
                                                    ----------      ----------
Income taxes:
 Income taxes, asset tax and profit sharing
   to personnel...............................         419,372       3,334,881
 Benefit for amortization of fiscal losses....        (419,372)     (3,052,791)
 Deferred income tax..........................       1,370,798         (20,070)
                                                    ----------      ----------
                                                     1,370,798         262,020
                                                    ----------      ----------
 Income before minority interest...............      5,997,201      10,230,528
Minority interest..............................        195,630           9,544
                                                    ----------      ----------
 Net income....................................     $5,801,571     $10,220,984
                                                    ==========      ==========


                 MEGACABLE, S.A. de C.V. AND SUBSIDIARIES

              Consolidated Statements of Stockholders' Equity for the years ended December 31, 1996 and 1995


                                                         Cumulative
                                                        Translation       Accumulated
                                      Capital Stock      Adjustment         Deficit            Total
                                      -------------     -----------      -------------      -------------
Balance December 31, 1994........      $ 1,610,837      $13,398,137      $(40,227,310)      $(25,218,336)
Common stock issued..............       84,115,456               --                --         84,115,456
Net income.......................               --               --         5,801,571          5,801,571
Translation adjustment...........               --      (12,041,767)               --        (12,041,767)
                                        ----------       ----------        ----------         ----------
Balance December 31, 1995........       85,726,293        1,356,370       (34,425,739)        52,656,924
Net income.......................               --               --        10,220,984         10,220,984
Translation adjustment...........               --       (1,698,760)               --         (1,698,760)
                                        ----------       ----------        ----------         ----------
Balance December 31, 1996........      $85,726,293      $  (342,390)     $(24,204,755)      $ 61,179,148
                                        ==========       ==========        ==========         ==========


                 MEGACABLE, S.A. de C.V. AND SUBSIDIARIES

                   Consolidated Statements of Cash Flows
              for the years ended December 31, 1996 and 1995


                                                                            1995              1996
                                                                        -----------       -----------
Cash flows from operating activities:
 Net income.........................................................    $ 5,801,571       $10,220,984
 Depreciation.......................................................      1,432,066         1,505,976
 Goodwill amortization..............................................        959,134         1,148,592
 Deferred income tax................................................        876,116             6,857
 Net changes in assets and liabilities:
   Receivables......................................................       (323,228)          120,130
   Inventories......................................................        486,037          (885,224)
   Accounts payable.................................................       (167,236)          545,043
   Accrued taxes....................................................     (1,295,136)         (240,901)
                                                                         ----------        ----------
   Net cash provided by operating activities........................      7,769,324        12,421,457
                                                                         ----------        ----------
Cash flows used by investing activities:
 Purchases of property, systems and equipment.......................       (349,809)       (4,850,261)
 Acquisitions.......................................................     (4,354,262)               --
 Purchase of investments............................................        (92,160)               --
                                                                         ----------        ----------
   Net cash used in investing activities............................     (4,796,231)       (4,850,261)
                                                                         ----------        ----------
Cash flows provided (used) by financing activities:
 Increase in capital stock..........................................     84,115,456                --
 Long-term debt.....................................................    (49,826,477)       (3,035,747)
                                                                         ----------        ----------
   Net cash provided by (used in) financing activities..............     34,288,979        (3,035,747)
                                                                         ----------        ----------
Foreign currency translation adjustment.............................    (12,041,767)         (804,547)
                                                                         ----------        ----------
Net increase in cash and cash equivalents...........................     25,220,305         3,730,902
At the beginning of the year........................................        665,452        25,885,757
                                                                         ----------        ----------
At the end of the year..............................................    $25,885,757       $29,616,659
                                                                         ==========        ==========


                 MEGACABLE, S.A. DE C.V. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business:

               The Company was incorporated on June 15, 1993. The main business activity of Megacable, S.A. de C.V. and its subsidiaries is the installation, operation, maintenance and exploitation of distribution systems of television signals, through physical lines, for which the Federal Government grants concessions. These concessions are granted for 15 years with an option to renew.

2. Accounting Policies:

               The significant accounting policies are summarized as follows:

               Principles of Consolidation:

               The Company and its subsidiaries maintain their accounting records in the local currency which is the Mexican Peso, and in accordance with tax laws and generally accepted accounting principles applicable to Mexico. The consolidated statements have been prepared in conformity with generally accepted accounting principles as applied in the United States. The consolidated financial statements include the accounts of Megacable, S.A. de C.V. and its wholly-owned and majority owned subsidiaries after elimination of significant intercompany accounts and transactions. The financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translations" using the rates of exchange prevailing as of December 31, 1996 and 1995, respectively. The items of income and expense were translated into U.S. dollars at the average rates in effect during the year. The exchange gain or loss resulting from the translation of the financial statements to U.S. dollars at year-end has been credited to stockholders' equity effective January 1, 1997, since the three year cumulative rate of inflation at December 31, 1996 will exceed 100 percent, Mexico will be treated for accounting purposes as having a highly inflationary economy. Therefore, the U.S. Dollar will be treated as the functional currency and translation adjustments will be included in income.

               Use of Estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Cash and Cash Equivalents:

               The Company considers highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. They are carried at cost, which approximates market value.

               Inventories:

               Inventories are valued at acquisition cost, in accordance with the average cost method, which is lower than market value.

               Investments:

               The Company accounts for its 15% investment in Productora y Comercializadora de Television, S.A. de C.V. (PCTV), the Company that supplies the T.V. signal to the cable television concessionaires, on the cost method.

               Property, Systems and Equipment:

               Property, systems and equipment reflects the original cost of acquisition or construction.

               Systems repair and maintenance is charged to income as incurred. Major improvements are capitalized. The gain or loss on the sale or retirement of assets is recognized in other income (expense).

               Depreciation:

               Depreciation is calculated on the straight-line basis over their estimated useful lives.

               Goodwill:

               The investments in subsidiaries are valued at their acquisition cost and are restated through the equity method, taking as the base the restated financial statements of those companies.

               Goodwill consists of amounts allocated upon acquisitions and include the excess of cost over the book value of net tangible assets. Goodwill is amortized on a straight-line basis over the expected benefit period.

               Deferred Income Taxes:

               The Company and its subsidiaries reflects the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

               Accounting for Impairments:

               In 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121).

               SFAS 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

               SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles expected to be held and used is based on the fair value of the asset. SFAS 121 generally requires that long-lived assets and certain identifiable intangibles expected to be held and used is based on the fair value less cost to sell. No impairment loss was recognized by the Company in 1995 as a result of adoption of SFAS 121.

3. Inventories:


                                              1995            1996
                                           ----------      ----------
Materials and equipment..............      $1,759,107      $2,368,884
Advances to suppliers................          39,791         248,187
Goods in transit.....................           1,702          68,753
                                            ---------       ---------
                                           $1,800,600      $2,685,824
                                            =========       =========


4. Property, Systems and Equipment, Net:

                                                        Estimated Useful
                                                             Lives                1995              1996
                                                        ----------------      -----------      ------------
                                                            (years)
Land..................................................         --             $   188,335       $   185,823
Buildings.............................................         20                  45,811            44,580
Cable signal control and distribution systems.........          9              11,271,206        14,636,740
Automobiles and trucks................................         10                 749,156         1,003,715
Office furniture and equipment........................         11                 565,744           907,975
Improvements to leased property.......................         19                 136,556           579,297
                                                                               ----------        ----------
                                                                               12,956,808        17,358,130
Less accumulated depreciation.........................                         (3,098,863)       (4,509,211)
                                                                               ----------        ----------
                                                                              $ 9,857,945       $12,848,919
                                                                               ==========        ==========

               Total depreciation charged to income, amounts $1,505,976 and $1,432,066 in 1996 and 1995, respectively.

5. Goodwill, Net:

               Goodwill consists of the following at December 31:

                                                                          1995              1996
                                                                      -----------       -----------
Excess of cost over fair value of shares acquired.................    $22,847,065       $22,233,320
Less accumulated amortization.....................................     (1,780,066)       (2,843,914)
                                                                       ----------        ----------
                                                                      $21,066,999       $19,389,406
                                                                       ==========        ==========


6. Deferred Income Tax:

               The Company and each of its subsidiaries file individual income tax returns. Carryforwards and temporary differences which give rise to deferred tax assets and liabilities at December 31, are as follows:

                                                                          1995              1996
                                                                      -----------       -----------
Deferred tax assets (liability):
New operating loss carryforwards..................................     $3,009,103        $1,986,013
Difference between the accumulated depreciation for MEX-GAAP and
  for U.S. GAAP...................................................       (909,572)          106,661
                                                                        ---------         ---------
   Deferred taxes, net............................................     $2,099,531        $2,092,674
                                                                        =========         =========

7. Long-Term Debt:

                                                                                           1995              1996
                                                                                       ------------     ------------
Mercantile purchase and sale contract for the purchase from individuals of shares of its subsidiary "Organizacion Mexicana de Servicios" for
 US$5,050,000, with monthly interest due dates and maturities principal 15 and 30 months after the signing of the contract; the final payment due in
 March 1998. The interest rate is equal to the prime rate; the average rate
 during the year was 8.25%.........................................................      $5,050,000        $2,500,000
Capital lease agreement with Arrendadora Banamex, for US$2,185,864 with monthly maturities; the final payment due June 2000. The interest rates are variable (LIBOR + 5.875 points); the average rate during the year
was 12.34% Capital Stock:..........................................................       2,185,864         1,700,117
                                                                                          ---------         ---------
                                                                                          7,235,864         4,200,117
Less current portion shown under current liabilities...............................      (2,792,874)         (485,748)
                                                                                          ---------         ---------
                                                                                         $4,442,990        $3,714,369
                                                                                          =========         =========


8. Capital Stock:

               Fixed minimum capital without the right of withdrawal, represented by on Series B shares with full voting rights, and by 45,250,000 Series D shares with limited voting rights and preferred dividends, all of them registered and without expression of par value. No more than 49% may be subscribed or acquired freely and indistinctly by foreign investors. As of this date, 7,500,000 shares are pending of subscription. In the Extraordinary Stockholders' Meeting held on December 16, 1994 it was approved that they be offered to the investing public through a public offering, after registration on and authorization of the Mexican Stock Exchange.

9. Retained Earnings:

               In accordance with current tax laws, dividends paid in cash and/or in kind arising from net tax profit are not subject to dividend withholding tax. All other dividends are subject to withholding at a dividend tax rate of 34%.

10. Income Tax and Asset Tax:

               Several differences both temporary and permanent do exist between accounting and tax figures, which determined a net reduction of the income before provision, as follows:

               As of fiscal year 1996, Megacable, S.A. de C.V. is allowed to consolidate its tax results with one of its subsidiary companies, except for the ones listed below, which will be included in the consolidation in the coming years, as follows:

Income before income taxes..............................      $10,492,548
                                                               ----------
Plus (less):
 Amortization of Goodwill...............................        1,148,592
 Inflationary fiscal loss of the debits, net............       (4,909,501)
 Depreciation for tax purposes in excess of book
   depreciation.........................................       (1,018,957)
 Purchases over the consumption.........................          (88,015)
 Other..................................................         (574,545)
                                                               ----------
                                                               (5,442,426)
                                                               ----------
Net income for tax purposes.............................        5,050,122
Less amortization of fiscal losses......................       (5,050,122)
                                                               ----------
                                                              $        --
                                                               ==========

               As of the fiscal year 1996, Megacable, S.A. de C.V. is allowed to consolidate its tax results with one of its subsidiary companies, except for the ones listed below, which will be included in the consolidation in the coming years, as follows:

                                                          Year
                                                    ----------------
Mega Control de Mexico..........................          1997
TV Cable del Golfo..............................          1997
Megacable Comunicaciones de Mexico..............          1998
Telemetropoli...................................      Not Applicable
Telecable Internacional.........................      Not Applicable


               At December 31, 1996, the Company had consolidated loss carryforwards amounting to $8,792,623, adjusted for inflation for utilization against future income. An amount of $8,636,972 of these loss carryforwards expire in 2004.

               Asset tax is supplementary to income tax and is the minimum tax to be paid when the Company is not liable for the payment of income tax, or income taxes are lower than the asset tax the Company is liable for. Asset tax adjusted for inflation is recoverable against any outstanding income tax liability.

               At December 31, 1996, the following asset tax was paid, which is recoverable in future taxable periods:

     Year in which the Company was           Amount adjusted for          Year in which the
  liable for the payment of asset tax             inflation           term for recovery expires
  -----------------------------------        -------------------      -------------------------
                  1994                              $12,791                       2004
                  1995                               21,619                       2005


11. Foreign Currency Position:

               As of December 31, there are assets and liabilities in U.S. dollars as follows:

                                                 Thousands of U.S. dollars
                                              -----------------------------
                                                  1995               1996
                                              ------------       ----------
Assets....................................       $21,959           $23,849
Liabilities...............................         7,970             5,372
                                                  ------            ------
 Net asset position in foreign currency...       $13,989           $18,477
                                                  ======            ======


               As of December 31, 1996 and 1995, the exchange rate equivalent to pesos was $7.8509 and $7.64 per dollar, respectively. As of December 31, 1994, 1993 and 1992, the exchange rate equivalent was $4.995, $3.1071 and $3.329, respectively.


                      LIBERTY CABLE TELEVISION, INC.
                              AND AFFILIATES
                      Report of Independent Auditors



The Board of Directors
Liberty Cable Television, Inc., and affiliates:

               We have audited the accompanying combined balance sheets of Liberty Cable Television, Inc. and affiliates as of December 31, 1994 and 1995, and the related combined statements of operations, changes in shareholders' deficit and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Liberty Cable Television, Inc. and affiliates as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

               As discussed in note 10 to the financial statements, during March 1996, substantially all of the assets and operations of Liberty Cable Television, Inc. and affiliates were sold.

                                                     KPMG Peat Marwick LLP
New York, New York
November 6, 1996


                      LIBERTY CABLE TELEVISION, INC.
                              AND AFFILIATES

                     Combined Balance Sheets (note 10)
                        December 31, 1994 and 1995

                                                                                           1994              1995
                                                                                        ----------        ----------
Assets
 Cash..............................................................................        $76,717           $17,122
 Receivables from subscribers, net of allowance for doubtful accounts of
   $168,943 in 1994 and $223,381 in 1995...........................................        266,187           177,445
 Prepaid expenses and other assets.................................................         23,411                --
 Cable televison systems, net of accumulated depreciation of $4,134,613 in
   1994 and $5,988,862 in 1995 (note 3)............................................      7,965,216         9,586,633
                                                                                        ----------        ----------
   Total Assets....................................................................    $ 8,331,531       $ 9,781,200
                                                                                        ==========        ==========
Liabilities and Shareholders' Deficit
 Payable to banks (note 6).........................................................      7,686,305        15,000,000
 Other notes payable (note 7)......................................................        189,168                --
 Accounts payable..................................................................        377,218           580,191
 Accrued programming (note 4)......................................................        288,826           291,844
 Accrued expenses and litigation costs (note 9)....................................        435,451         1,984,045
 Due to affiliates (note 5)........................................................      8,631,040        10,002,417
                                                                                        ----------        ----------
   Total liabilities                                                                   $17,608,008       $27,858,497
                                                                                        ==========        ==========
Commitments and contingencies (notes 4, 5, 6 and 9)

Shareholders' deficit (note 8):
 Common stock......................................................................            450               450
 Additional paid-in capital........................................................      6,314,058         6,314,058
 Accumulated deficit...............................................................    (15,590,985)      (24,391,805)
                                                                                        ----------        ----------
   Total shareholders' deficit.....................................................     (9,276,477)      (18,077,297)
                                                                                        ----------        ----------
   Total liabilities and shareholders' deficit.....................................    $ 8,331,531        $9,781,200
                                                                                        ==========        ==========


See accompanying notes to combined financial statements.




                      LIBERTY CABLE TELEVISION, INC.
                              AND AFFILIATES

                     Combined Statements of Operations
                  Years ended December 31, 1994 and 1995

                                                                              1994             1995
                                                                           ----------       ----------
Revenues..............................................................     $4,394,866       $ 5,955,864
                                                                            ---------        ----------
Operating expenses:
 Programming expenses (note 4)........................................      1,701,465         2,697,500
 Repairs and maintenance..............................................      1,395,120         1,717,412
 General and administrative (note 6)..................................      1,082,646         1,408,955
 Legal, professional fees and litigation costs (note 9)...............      1,175,816         3,557,908
 Salaries and employee benefits.......................................      1,275,455         1,371,244
 Marketing and related................................................        949,962           879,890
 Deprecation and amortization.........................................      1,332,557         1,854,249
                                                                            ---------        ----------
   Total operating expenses...........................................      8,913,021        13,487,158
                                                                            ---------        ----------
   Operating loss.....................................................     (4,518,155)       (7,531,294)
Interest expense (note 5).............................................        623,968         1,269,526
                                                                            ---------        ----------
Net loss..............................................................    $(5,142,123)      $(8,800,820)
                                                                            =========        ==========


See accompanying notes to combined financial statements.


                      LIBERTY CABLE TELEVISION, INC.
                              AND AFFILIATES

                     Combined Statements of Cash Flows
                  Years ended December 31, 1994 and 1995

                                                                                       1994              1995
                                                                                   -----------       -----------
Cash flows from operating activities:
 Net loss......................................................................    $(5,142,123)      $(8,800,820)
 Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization...............................................      1,332,557         1,854,249
   Changes in operating assets and liabilities:
     (Increase) decrease in receivables from subscribers.......................        (78,341)           88,742
     (Increase) decrease in prepaid expenses and other assets..................         (2,262)           23,411
     Increase in accounts payable..............................................        240,422           202,973
       (Decrease) increase in accrued programming and other liabilities........       (228,795)        1,551,612
                                                                                     ---------         ---------
         Total adjustments.....................................................      1,263,581         3,720,987
                                                                                     ---------         ---------
         Net cash used in operating activities.................................     (3,878,542)       (5,079,833)
                                                                                     ---------         ---------
 Cash flows from investing activities:
   Purchases of cable television systems.......................................     (2,407,558)       (3,475,666)
                                                                                     ---------         ---------
         Net cash used in investing activities.................................     (2,407,558)       (3,475,666)
                                                                                     ---------         ---------
 Cash flows from financing activities:
   Proceeds from bank loans....................................................      1,000,000         7,325,000
   Repayments of bank loans....................................................       (426,390)          (11,305)
   Repayments of other notes payable...........................................       (200,444)         (189,168)
   Advances from affiliates....................................................      6,941,416        14,779,377
   Repayment of advances from affiliates.......................................     (1,000,000)      (13,408,000)
                                                                                     ---------         ---------
         Net cash provided by financing activities.............................      6,314,582         8,495,904
                                                                                     ---------         ---------
         Net increase (decrease) in cash.......................................         28,482           (59,595)
 Cash at beginning of year.....................................................         48,235            76,717
                                                                                     ---------         ---------
 Cash at end of year...........................................................    $    76,717       $    17,122
Supplemental cash flow information:                                                  =========         =========
 Interest paid.................................................................    $   676,378       $ 1,229,320
                                                                                     =========         =========


See accompanying notes to combined financial statements.


                      LIBERTY CABLE TELEVISION, INC.
                              AND AFFILIATES

          Combined Statements of Changes in Shareholders' Deficit
                  Years ended December 31, 1994 and 1995

                                         Common      Additional Paid-In     Accumulated
                                         Stock            Capital             Deficit             Total
                                        -------      ------------------    -------------      ------------
Balance at December 31, 1993........       $450            $6,314,058      $(10,448,862)      $ (4,134,354)
Net loss............................         --                    --        (5,142,123)        (5,142,123)
                                            ---             ---------        ----------         ----------
Balance at December 31, 1994........        450             6,314,058       (15,590,985)        (9,276,477)
Net loss............................         --                    --        (8,800,820)        (8,800,820)
                                            ---             ---------        ----------         ----------
Balance at December 31, 1995........       $450            $6,314,058      $(24,391,805)      $(18,077,297)
                                            ===             =========        ==========         ==========



See accompanying notes to combined financial statements.



                      LIBERTY CABLE TELEVISION, INC.
                              AND AFFILIATES

                  Notes to Combined Financial Statements
                        December 31, 1994 and 1995


(1) Organization and Nature of Business

               Liberty Cable Television, Inc. and affiliates operated a wireless cable television system serving subscribers who primarily reside in multiple dwelling units in New York City and certain areas of New Jersey. Liberty Cable Television, Inc. and its affiliates, Birdsong Communications, Inc., Liberty Cable Newport, Inc., Liberty Cable Company, Inc. and E.T. Vision, Inc. (collectively, the "Company"), are owned by a group of related individuals and share operating facilities and personnel. In March 1996, the Company sold substantially all of its assets and operations (see note 10).

(2) Summary of Significant Accounting Policies

    (a) Principles of Combination

        The combined financial statements include the operations of Liberty Cable Television, Inc. and its affiliates. All intercompany accounts have been eliminated in combination.

    (b) Revenue Recognition

        The Company recognizes revenues as cable television services are provided to subscribers. Subscription revenues billed in advance for services are deferred and recorded as income in the period in which the related services are rendered.

    (c) Cable Television Systems

        Cable television systems are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets.

    (d) Income Taxes

        Each of the companies in the group is an S corporation, as defined by the Internal Revenue Service. No provision for Federal or state income taxes has been made in the accompanying combined financial statements since any liability for such income taxes is that of the shareholders and not of the Company. Certain assets have bases for income tax purposes that differ from the carrying value for financial reporting purposes, primarily due to differences in depreciation methods. The reported combined assets reflected in these combined financial statements exceeded their aggregate tax basis by approximately $1,700,000 at December 31, 1995.

    (e) Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reported period. Actual results could differ from those estimates.

    (f) Fair Value of Financial Instruments

        The Company's carrying value of its receivables from subscribers, prepaid expenses and other assets and its payable to banks and all its other liabilities and accounts payable approximate fair value due to their short-term nature.

(3) Cable Television Systems

               Cable television systems are depreciated over their estimated useful lives of seven years.

(4) Accrued Programming

               During 1994, the Company resolved its obligations for payment for programs provided by certain suppliers in prior years at amounts that were approximately $330,000 less than the Company had accrued in its combined financial statements at December 31, 1993. Such amount was recorded as a reduction in programming expenses in 1994.

(5) Transactions with Affiliates

               The Company's primary headend and operations department is maintained at a building owned and operated by a company whose shareholders include the shareholders of the Company. Pursuant to an agreement, beginning January 1, 1994 the Company is charged $30,000 per month for the use of the facilities and for certain administrative services provided to it by the affiliated company.

               The Company's operations are funded in part by cash advances from an entity which is partially owned by the shareholders. The Company was indebted to this entity in the amounts of $8,225,380 and $9,596,756 as of December 31, 1994 and 1995, respectively. Beginning in 1993, interest on outstanding advances is charged at the lower of LIBOR plus 1% or the greater of the prime rate less 3/4% or the Federal Funds Rate plus 1/2%. Interest expense under this arrangement was $241,479 in 1994 and $424,184 in 1995. The Company is also indebted to another entity owned by the shareholders in the amount of $405,660 as of December 31, 1994 and 1995. No interest was charged on this balance owed.

               The Company and a shareholder of the Company entered into a loan agreement with a bank for $500,000, which was used to purchase an interest in an unaffiliated cable venture. Prior to January 1, 1991, the investment was transferred to the shareholder. The shareholder has assumed the total obligation to the bank; however, the Company is still listed as borrower of record. This obligation is not reflected in the Company's combined financial statements.

               The Company obtains insurance coverage with entities that are partially owned by the Company's shareholders at no cost to the Company.

(6) Loans Payable - Banks

               The Company has the following loans payable to a bank, all of which are guaranteed by shareholders of the Company:

                                1994            1995
                            ------------    ------------
Demand note (a).........         $11,305     $        --
Term notes (b)..........       7,675,000      15,000,000
                               ---------      ----------
                              $7,686,305     $15,000,000
                               =========      ==========


           (a) On November 1, 1991, the Company executed an unsecured demand note with a bank in the amount of $445,000 which was completely repaid in 1995. Interest was payable at the bank's prime lending rate.

           (b) During 1993, the Company entered into an agreement with the bank allowing borrowings up to $7,700,000 under a credit facility. The agreement calls for interest to be paid on the loan at LIBOR plus 1/2% or the greater of prime less 3/4% or the Federal Funds Rate plus 1/2%. The notes matured on June 30, 1995.

               On July 1, 1995, the Company entered into a new agreement with the bank increasing the borrowings to $15,000,000 with interest payable under the same formula as the notes that matured in June 1995. The new agreement matured on December 31, 1995 and was extended to March 1996. The loan was repaid in March 1996 upon the sale of substantially all of the Company's assets and operations (see note 10).

(7) Other Notes Payable

               Other notes payable consist of the following at December 31:

                                                                                             1994          1995
                                                                                          ----------    ----------
Installment note, collateralized by equipment and payable in 36 monthly installments of $8,233, including interest at 10.5% per annum, through May
 1995.................................................................................       $63,344          --
Installment note, collateralized by equipment and payable in 36 monthly installments of $11,091, including interest at 10.5% per annum, through
 November 1995........................................................................       125,824          --
                                                                                             -------
                                                                                            $189,168          --
                                                                                             =======


(8) Shareholders' Equity (Deficit)

               The following is a summary of the capital accounts for each of the companies included in the combined financial statements:

                                               Common Stock
                                           Number of       Par        Additional                         Shareholders'
                                            Shares        Value        Paid-in         Accumulated           Equity
                                            Issued        Amount       Capital           Deficit           (Deficit)
                                          ----------      ------      ----------       -----------       -------------
Liberty Cable Television, Inc.
 Balance at December 31, 1992.........         300         $300        $749,700       $(1,728,595)          $(978,595)
 Net loss.............................          --           --              --        (4,306,030)         (4,306,030)
                                               ---          ---         -------        ----------          ----------
 Balance at December 31, 1993.........         300          300         749,700        (6,034,625)         (5,284,625)
 Net loss.............................          --           --              --        (5,574,022)         (5,574,022)
                                               ---          ---         -------        ----------          ----------
 Balance at December 31, 1994.........         300          300         749,700       (11,608,647)        (10,858,647)
 Net loss.............................          --           --              --        (8,908,590)         (8,908,590)
                                               ---          ---         -------        ----------          ----------
 Balance at December 31, 1995.........         300         $300        $749,700      $(20,517,237)       $(19,767,237)
                                               ===          ===         =======        ==========          ==========

This company has authorized 1,000 shares of common stock at $1.00 par value per share.


                                                Common Stock
                                            ---------------------
                                            Number of       Par        Additional                        Shareholders'
                                             Shares        Value        Paid-in        Accumulated           Equity
                                             Issued        Amount       Capital          Deficit           (Deficit)
                                            ---------      ------      ----------     ------------       -------------
Birdsong Communications, Inc.
 Balance at December 31, 1992..........        150          $150      $1,213,288       $ (965,810)           $247,628
 Capital contributions, net............         --            --          29,004               --              29,004
 Net loss..............................         --            --              --          (66,262)            (66,262)
                                               ---           ---       ---------        ---------             -------
 Balance at December 31, 1993..........        150           150       1,242,292       (1,032,072)            210,370
 Net income............................         --            --              --           76,897              76,897
                                               ---           ---       ---------        ---------             -------
 Balance at December 31, 1994..........        150           150       1,242,292         (955,175)            287,267
 Net loss..............................         --            --              --           (3,141)             (3,141)
                                               ---           ---       ---------        ---------             -------
 Balance at December 31, 1995..........        150          $150      $1,242,292       $ (958,316)           $284,126
                                               ===           ===       =========        =========             =======

This company has authorized 1,000 shares of common stock at $1.00 par value per share.



                                                Common Stock
                                            ---------------------
                                            Number of       Par        Additional                        Shareholders'
                                             Shares        Value        Paid-in        Accumulated           Equity
                                             Issued        Amount       Capital          Deficit           (Deficit)
                                            ---------      ------      ----------     ------------       -------------
Liberty Cable Newport, Inc.
 Balance at December 31, 1992......            100        $   --      $1,936,789      $(1,614,087)           $322,702
 Net loss..........................             --            --              --           (2,638)             (2,638)
                                               ---           ---       ---------        ---------             -------
 Balance at December 31, 1993......            100            --       1,936,789       (1,616,725)            320,064
 Net income                                     --            --              --          236,215             236,215
                                               ---           ---       ---------        ---------             -------
 Balance at December 31, 1994......            100            --       1,936,789       (1,380,510)            556,279
 Net income........................             --            --              --          133,601             133,601
                                               ---           ---       ---------        ---------             -------
 Balance at December 31, 1995......            100        $   --      $1,936,789      $(1,246,909)           $689,880
                                               ===           ===       =========        =========             =======

This company has authorized 100 shares of common stock at no par value.



                                                Common Stock
                                            ---------------------
                                            Number of       Par        Additional                        Shareholders'
                                             Shares        Value        Paid-in        Accumulated           Equity
                                             Issued        Amount       Capital          Deficit           (Deficit)
                                            ---------      ------      ----------     ------------       -------------


Liberty Cable Company, Inc.
 Balance at December 31, 1992......            100        $   --      $1,318,474        $(946,789)           $371,685
 Capital contributions, net........             --            --           6,400               --               6,400
 Net income........................             --            --              --          119,928             119,928
                                               ---           ---       ---------        ---------             -------
 Balance at December 31, 1993......            100            --       1,324,874         (826,861)            498,013
 Net income........................             --            --              --           52,792              52,792
                                               ---           ---       ---------        ---------             -------
 Balance at December 31, 1994......            100            --       1,324,874         (774,069)            550,805
 Net loss..........................             --            --              --          (83,202)            (83,202)
                                               ---           ---       ---------        ---------             -------
 Balance at December 31, 1995......            100        $   --      $1,324,874        $(857,271)           $467,603
                                               ===           ===       =========         ========             =======

This company has authorized 200 shares of common stock at no par value.


                                               Common Stock
                                            ---------------------
                                            Number of       Par        Additional                         Shareholders'
                                             Shares        Value         Paid-in        Accumulated           Equity
                                             Issued        Amount        Capital          Deficit           (Deficit)
                                            ---------      ------      ----------     ------------       -------------
E.T. Vision, Inc.
 Balance at December 31, 1992.....             400        $   --      $1,082,670        $(968,250)           $114,420
 Capital distributions, net.......              --            --         (22,267)              --             (22,267)
 Net income.......................              --            --              --           29,671              29,671
                                               ---           ---       ---------          -------             -------
 Balance at December 31, 1993.....             400            --       1,060,403         (938,579)            121,824
 Net income.......................              --            --              --           65,995              65,995
                                               ---           ---       ---------          -------             -------
 Balance at December 31, 1994.....             400            --       1,060,403         (872,584)            187,819
 Net income.......................              --            --              --           60,512              60,512
                                               ---           ---       ---------          -------             -------
 Balance at December 31, 1995.....             400        $   --      $1,060,403        $(812,072)           $248,331
                                               ===           ===       =========         ========             =======

This company has authorized 400 shares of common stock at no par value.

               Because the companies share personnel, facilities and equipment, the capital contributions and certain expenses that were recorded in the records of the individual companies may not be reflective of what might have been if these companies were not affiliated.

(9) Commitments and Contingencies

               The Company has oral agreements with an officer and certain directors under which such individuals would be entitled to a portion of the increase in value of the Company, over a predetermined amount, realized as a result of an initial public offering or sale of substantially all of the Company's assets.

               In connection with objections raised with the Federal Communications Commission ("FCC") over the Company's applications for Operational Fixed Microwave Service Licenses, the Company and the FCC moved jointly for a summary decision before the presiding administrative law judge. The joint motion asked that a decision be issued granting Liberty the licenses it seeks and imposing a forfeiture of approximately $780,000 for violation of certain FCC rules. Two interveners have opposed this motion which is pending before the presiding judge. The Company believes that the result contemplated by the joint motion will likely be ordered by the FCC and has accrued the forfeiture costs at December 31, 1995.

               During 1996, the Company agreed to settle litigation resulting from a dispute relating to copyright royalties to certain programs it had broadcast. The Company also settled a separate litigation relating to franchise operation issues. Both litigation costs have been accrued at December 31, 1995.

               The Company is party to other legal proceedings generally incidental to its business. Although the ultimate outcome of other legal proceedings cannot be readily determined, management believes that the outcome of such proceedings will not have a material adverse effect on the combined financial position of the Company.

(10)  Subsequent Events

               During March 1996, the Company entered into an agreement to sell substantially all of its assets and operations for an amount in excess of the carrying value of these assets. Assets that were not disposed and liabilities of the Company were retained by a successor entity to the Company.



                         Freedom New York, L.L.C.
                          Condensed Balance Sheet
                            September 30, 1996
                                (Unaudited)
                           Dollars in Thousands


Assets & temporary cash investments..................................    $(183)
Accounts receivable:
 Trade, net allowance for doubtful accounts of $95...................      323
 Other...............................................................      559
Prepaid expenses and other current assets............................      372
                                                                        ------
   Total current assets..............................................    1,071
Property, plant and equipment, net of accumulated depreciation
   of $846...........................................................   17,366
Intangible assets, net of accumulated amortization of $2,462.........   15,772
                                                                        ------
   Total Assets......................................................  $34,209
                                                                        ======

Liabilities and Partners' Capital
Current liabilities:
 Accounts payable:
   Trade.............................................................   $1,614
   Affiliate.........................................................      734
   Other.............................................................      550
 Notes payable, affiliate............................................    4,070
 Accrued expenses....................................................    1,289
                                                                        ------
   Total liabilities.................................................    8,257
 Partners' capital...................................................   25,952
                                                                        ------
   Total liabilities and partners' capital...........................  $34,209
                                                                        ======



                           Freedom New York, L.L.C.
                       Condensed Statement of Operations
              For the Period March 6, 1996 to September 30, 1996
               and for the Three Months ended September 30, 1996
                                  (Unaudited)
                             Dollars in Thousands


                                        Three months             Period
                                            ended             March 6, 1996
                                     September 30, 1996    September 30, 1996
                                     ------------------    ------------------
Sales................................       $ 2,074               $ 4,590
Costs and expenses, excluding
  depreciation and amortization......         2,852                 5,963
Depreciation and amortization........         1,518                 3,309
                                            -------               -------
Operating loss.......................        (2,296)               (4,682)
Interest income......................             1                     5
Interest expense.....................          (189)                 (581)
                                            -------               -------
 Net loss............................       $(2,484)              $(5,258)
                                            =======               =======

Note to condensed Statement of Operations:

               Information for the corresponding periods of the prior year is not presented since Freedom New York, L.L.C. was formed in March 1996.


                         Freedom New York, L.L.C.
                     Condensed Statement of Cash Flows
            For the Period March 6, 1996 to September 30, 1996
                                (Unaudited)
                           Dollars in Thousands


Cash flows from operating activities............................   $    983
                                                                   --------
Cash flows from investing activities
 Capital expenditures...........................................     (3,736)
 Acquisition of Assets of Liberty Cable Television, Inc. et al..    (26,500)
                                                                   --------
 Net cash used in investing activities..........................   $(30,236)
                                                                   --------
Cash flows from financing activities:
 Advances from affiliates:......................................   $  4,070
 Partners' capital Contributions................................     25,000
                                                                   --------
 Net cash provided by operating activities......................   $ 29,070
                                                                   --------
 Net decrease in cash and temporary cash investments............       (183)
 Cash and temporary cash investments, beginning.................         --
                                                                   --------
 Cash and temporary cash investments, ending....................   $   (183)
                                                                   ========

        No person has been authorized to give any
information or to make any representations, other
than those contained in this Prospectus, in
connection with the offering made hereby, and, if
given or made, such information or representation
must not be relied upon as having been authorized
by the Company, or any other person. Neither the
delivery of this Prospectus nor any sale made
hereunder shall under any circumstances create any
implication that there has been no change in the
affairs of the Company since the date hereof. This                                     $826,045,000
Prospectus does not constitute an offer to sell or a
solicitation of an offer to buy any securities offered
hereby by anyone in any jurisdiction in which such                                        [LOGO]
offer or solicitation is not authorized or in which
the person making such offer or solicitation is not
qualified to do so or to any person to whom it is                                    RCN Corporation
unlawful to make such offer or solicitation.
                                                                                       $225,000,000
                                                                                10% Senior Exchange Notes
                        -----------------                                                due 2007

                        TABLE OF CONTENTS                                              $601,045,000
                                                                             11 1/8% Senior Discount Exchange
                                                              Page                         Notes
                                                              ----
                                                                                          due 2007
Summary......................................................   1
Risk Factors.................................................  14
Use of Proceeds..............................................  23
Capitalization...............................................  24
Unaudited Pro Forma Consolidated Financial
  Statements.................................................  25
Selected Historical Consolidated Financial Data..............  32                       ----------
Management's Discussion and Analysis of                                                 PROSPECTUS
  Financial Condition and Results of Operations..............  34                       ----------
Business.....................................................  50
Management...................................................  78
Security Ownership of Certain Beneficial Owners
  and Management.............................................  85
Description of the Distribution and Related
  Agreements.................................................  87
Description of the Credit Agreement..........................  92
Description of the New Notes.................................  94
The Exchange Offer...........................................  44                   November 26, 1997
Book-Entry; Delivery and Form................................ 122
Certain U.S. Federal Income Tax Considerations............... 123
Plan of Distribution......................................... 126
Legal Matters................................................ 126
Independent Auditors......................................... 126
Additional Information....................................... 126
Index to Financial Statements................................ F-i


                                  PART II
                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

               Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or it stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

               Section 145 of the DGCL empowers the Company to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

               The Company's Amended and Restated Articles of Incorporation provides in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

Item 21.  Exhibits and Financial Statement Schedules

  (a)  Exhibits


Exhibit
  No.                                                      Document
-------                                                    --------

 3.1     Amended and Restated Articles of Incorporation of the Company
         (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company's Information Statement on Form 10/A ("Form 10A") filed on August 22, 1997)

 3.2 By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 10A)

 4.1 Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 10% Senior Notes due 2007

 4.2     Form of the 10% Senior Exchange Note due 2007 (included in Exhibit
         4.1)

 4.3 Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 11 1/8% Senior Discount Notes due 2007

 4.4 Form of the 11 1/8% Senior Discount Exchange Note due 2007 (included in Exhibit 4.3)

 4.5 Registration Rights Agreement dated as of October 17, 1997 by and among the Company and Merrill Lynch, Pierce, Fenner & Smith
         Incorporated, Salomon Brothers Inc and NationsBanc Montgomery
         Securities, Inc., as Initial Purchasers

 4.6     Escrow Agreement dated as of October 17, 1997 among The Chase
         Manhattan Bank, as escrow agent, The Chase Manhattan Bank, as
         Trustee under the Indenture (as defined therein), and the Company

 5.1     Opinion of Davis Polk & Wardwell

10.1     Tax Sharing Agreement by and among C-TEC Corporation, Cable
         Michigan, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 to the Company's Form 10A)

10.2     Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan
         Fiber Systems/McCourt, Inc. and RCN Telecom Services of
         Massachusetts, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10A)

10.3     Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan
         Fiber Systems of New York, Inc. and RCN Telecom Services of New
         York, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10A)

10.4     Telephone Service to Reseller Agreement for Boston among
         Metropolitan Fiber Systems/McCourt, Inc. and RCN Telecom Services of Massachusetts, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Form 10A)

10.5     Telephone Service to Reseller Agreement for New York among
         Metropolitan Fiber Systems of New York, Inc. and RCN Telecom
         Services of New York, Inc.  (incorporated by reference to Exhibit
         10.5 to the Company's Form 10A)

10.6     OVS Agreement dated May 8, 1997 between RCN Telecom Services, Inc.
         and MFS Communication Company, Inc.  (incorporated by reference to
         Exhibit 10.6 of the Company's Form 10A)

10.7     Joint Venture Agreement dated as of December 23, 1996 between RCN
         Telecom Services, Inc. and Boston Energy Technology Group, Inc.
         (incorporated by reference to Exhibit 10.7 to the Company's Form
         10A)

10.8 Amended and Restated Operating Agreement of RCN-BECOCOM, LLC dated as of June 17, 1997 (incorporated by reference to Exhibit 10.8 to the Company's Form 10A)

10.9     Management Agreement dated as of June 17, 1997 among RCN Operating
         Services, Inc. and BECOCOM, Inc.  (incorporated by reference to
         Exhibit 10.9 to the Company's Form 10A)

10.10    Construction and Indefeasible Right of Use Agreement dated as of
         June 17, 1997 between BECOCOM, Inc. and RCN-BECOCOM, LLC
         (incorporated by reference to Exhibit 10.10 to the Company's Form
         10A)

10.11    License Agreement dated as of June 17, 1997 between Boston Edison
         Company and BECOCOM, Inc.  (incorporated by reference to Exhibit
         10.11 to the Company's Form 10A)

10.12    Joint Investment and Non-Competition Agreement dated as of June 17,
         1997 among RCN Telecom Services of Massachusetts, Inc., BECOCOM,
         Inc. and RCN-BECOCOM, LLC (incorporated by reference to Exhibit
         10.12 to the Company's Form 10A)

10.13    Credit Agreement dated as of July 1, 1997 among C-TEC Cable Systems,
         Inc., ComVideo Systems, Inc., C-TEC Cable Systems of New York,
         Inc. and First Union National Bank, as agent* (incorporated by reference to Exhibit 4.1 to the Company's Information Statement on Form 10 ("Form 10") filed on July 9, 1997)

12.1     Statement regarding Computation of Earnings Ratio to Fixed Charges

21.1 Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company's Form 10)

23.1     Consent of Coopers & Lybrand L.L.P. with respect to RCN Corporation

23.2     Consent of Coopers & Lybrand L.L.P. with respect to Megacable, S.A.
         de C.V.

23.3     Consent of KPMG Peat Marwick LLP with respect to Liberty Cable
         Television, Inc.

24.1 Power of Attorney (included on the signature page of this Registration Statement)

25.1     Statement of Eligibility of Trustee

99.1     Form of Letter of Transmittal to 10% Senior Notes due 2007 of the
         Company

99.2     Form of Letter of Transmittal to 11 1/8% Senior Discount Notes due
         2007 of the Company

99.3     Form of Notice of Guaranteed Delivery

99.4     Form of Letter to Record Holders

99.5     Form of Letter to Beneficial Holders

99.6     Form of Instruction from Owner of 10% Senior Notes due 2007 of the
         Company

99.7     Form of Instruction from Owner of 11 1/8% Senior Discount Notes due
         2007 of the Company

---------------
*  Exhibits and schedules which have not been filed with Exhibit 10.13 will be provided to the Commission by the Registrant upon request.


Item 22.  Undertakings

  (a)  the undersigned Registrants hereby undertake:

            (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or arising after the effective date of the registration statement
       (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.
This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (d) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.


                                  SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on this 26th day of November, 1997.


                                       RCN CORPORATION




                                       By: /s/ Bruce Godrey
                                          -----------------------------------
                                           Bruce Godfrey
                                           Executive Vice President and Chief
                                           Financial Officer

               The registrant and each person whose signature appears below constitutes and appoints Michael J. Mahoney and Bruce Godfrey his true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


    Signature                      Title                           Date
    ---------                      -----                           ----

/s/ David C. McCourt          Director, Chairman and     November 26, 1997
----------------------------  Chief Executive Officer
    David C. McCourt

/s/ Michael J. Mahoney        Director, President and    November 26, 1997
----------------------------  Chief Operating Officer
    Michael J. Mahoney

/s/ Bruce C. Godfrey          Director, Executive Vice   November 26, 1997
----------------------------  President and Chief
    Bruce C. Godfrey          Financial Officer

/s/ James Q. Crowe            Director                   November 26, 1997
----------------------------
    James Q. Crowe

/s/ Thomas May                Director                   November 26, 1997
----------------------------
    Thomas May

/s/ Walter Scott, Jr.         Director                   November 26, 1997
----------------------------
    Walter Scott, Jr.

/s/ Michael B. Yanney         Director                   November 26, 1997
----------------------------
    Michael B. Yanney

----------------------------  Director
    Alfred Fasola

/s/ Thomas P. O'Neill, III    Director                   November 26, 1997
----------------------------
    Thomas P. O'Neill, III

/s/ Richard R. Jaros          Director                   November 26, 1997
----------------------------
    Richard R. Jaros
                              Director
----------------------------
    Eugene Roth

/s/ Stuart E. Graham          Director                   November 26, 1997
----------------------------
    Stuart E. Graham

/s/ Ralph Hromisin            Vice President and         November 26, 1997
----------------------------  Corporate Controller
    Ralph Hromisin